13

07023368

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: SThree plc

*CURRENT ADDRESS: 41-44 Great Windmill Street
London W1D 7NB

**FORMER NAME:

**NEW ADDRESS:

FILE NO. 82- 35083

FISCAL YEAR:

PROCESSED
MAY 15 2007
THOMSON
FINANCIAL

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

OICF/BY: MAC

DAT: 5/8/07

SThree Limited - Intention to Float

SThree Limited
14 October 2005

Embargoed until 0700 14 October 2005

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

This document is not a prospectus but an advertisement. Investors should not purchase any transferable securities referred to in this announcement except on the basis of information in the prospectus to be issued in due course.

SThree Limited
('SThree' or the 'Group')

Announcement of Initial Public Offering and Listing on the London Stock Exchange

SThree, one of the UK's leading information, communication and technology ('ICT') staffing businesses, announces its intention to proceed with an initial public offering of ordinary shares by certain shareholders in SThree to institutional investors in the United Kingdom and elsewhere outside the United States (the 'Global Offer') and for the ordinary shares to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange ('Admission').

UBS Investment Bank is acting as Sponsor, Financial Adviser, Bookrunner and Global Co-ordinator of the Global Offer. Investec Bank (UK) Limited and Oriel Securities Limited are acting as Co-Lead Managers.

SUMMARY OF STHREE

- SThree, founded in 1986, is one of the leading ICT staffing businesses in the UK based on turnover. SThree provides both permanent and contract specialist staffing services in the UK and Europe primarily in the ICT sector and, to an increasing extent in the UK, the banking and finance, accountancy, human resources and engineering sectors.

- The Group currently operates under 12 brands, the three largest by turnover being Computer Futures, Progressive and Huxley, and has 30 offices in the UK and 8 offices in Europe, in Belgium, The Netherlands, France, Germany and Ireland.

- For the year ended 30 November 2004 and the six months ended 31 May 2005, the Group had turnover of £242.4 million and £143.5 million, respectively, and gross profit of £75.9 million and £46.0 million, respectively.

- For the year ended 30 November 2004 and the six months ended 31 May 2005, 25.5 per cent. and 23.8 per cent., respectively, of the Group's gross profit resulted from contract and permanent placements in Europe and the rest of the world.

- SThree has a selective approach to clients and focuses on high margin opportunities, predominantly within the small to medium-sized enterprises ('SME') market, which SThree defines as including autonomous divisions of large corporates. SThree does not pursue a high volume/low margin model. SThree has a diverse, international client list of over 4,000 clients, comprising primarily SMEs.

- In the financial year ended 30 November 2004, no single client accounted for more than 2.4 per cent. of the Group's turnover derived from permanent placements and no single client accounted for more than 2.1 per cent. of the Group's turnover derived from contract staffing.

- Following the establishment of its first brand, Computer Futures, in 1986, SThree adopted a multi-brand strategy, establishing new operations to address growth opportunities. These new brands have typically been created out of one of SThree's existing businesses and are an important means of retaining high performing key

employees who are often given the opportunity to acquire a minority equity stake in the new business.

- SThree has an experienced, home-grown management team, and the majority of the Group's senior management have been with the Group for more than 10 years each, with the current CEO and COO having been with the Group since 1986 and 1988, respectively.

- Trading in the period since 31 May 2005 has been in-line with historical seasonal trends, with contract and permanent placements growing in line with expectations and turnover from the Group's European and non-ICT operations continuing to increase. The programme of European expansion has continued with the opening of Progressive's office in Amsterdam in July 2005.

STRATEGY FOR GROWTH

SThree aims to be the most profitable specialist staffing services business in the United Kingdom and Europe. The Group's growth strategy is as follows:

- Continue to pursue a multi-brand strategy with continued establishment of new brands;

- Pursue organic growth through continued development of the Group's core ICT staffing business while increasing the Group's turnover from other sectors;

- Pursue geographic expansion; and

- Explore selective acquisitions.

THE GLOBAL OFFER

Shares being sold under the Global Offer will be made available to institutional investors in the United Kingdom and elsewhere outside the United States by the selling shareholders, which are expected to include the co-founders of SThree, certain members of the SThree management team and other SThree employees, and private equity investors, Barclays Private Equity, Gresham, 3i and Parallel Ventures Nominees.

The Global Offer will, among other things, provide SThree with an opportunity to recognise the contribution of key management and employees by providing them with a quantifiable asset, the value of which may increase as a result of those employees' future efforts and commitment. The Directors of SThree believe the flotation will also enhance the reputation of the individual SThree brands with clients and prospective employees. A public listing will also provide SThree with an alternative currency which can, if appropriate, be used to fund future acquisitions should the Group wish to pursue these on a selective basis.

Commenting on the proposed IPO, Russell Clements, Chief Executive Officer, said:

'Our plans for a public listing are a milestone in SThree's development and the next logical step towards our ultimate goal of becoming the most profitable specialist staffing business in the UK and Europe.

'SThree has a strong track record in its core ICT recruitment market in the UK, an established base from which to expand further in Europe and has already begun a successful expansion into new market segments. Our clear focus on servicing those clients that place a high value on our offering has meant our growth has been achieved without sacrificing margins or compromising profitability. Widespread share ownership among management and staff has been a key contributor to our entrepreneurial culture.

'A public listing will further enhance our ability to attract, retain and incentivise key personnel. This is crucial to the Group capitalising on growth opportunities in the liberalising markets of Continental Europe and, in parallel, accelerating the roll-out of our proven business model into other high growth sectors of the specialist staffing market.'

Enquiries:

SThree Limited 020 7067 0700
Russell Clements, Chief Executive Officer
Sunil Wickremeratne, Chief Operating Officer
Michael Nelson, Chief Financial Officer

UBS 020 7567 8000
Jim Renwick / Russell Chambers

Weber Shandwick Square Mile 020 7067 0700
Kevin Smith / John Coles / Susanne Walker

Print resolution images are available for the media to view and download from www.vismedia.co.uk

These materials are not for distribution, directly or indirectly, in or into the United States, Australia, Canada or Japan. This document does not constitute an offer of securities for sale in the United States, nor may the securities be offered or sold in the United States absent registration or an exemption from registration as provided in the US Securities Act of 1933, and the rules and regulations thereunder. No securities are being registered for offer or sale in the United States and no public offering of the securities in the United States will be made.

The information contained herein does not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of the securities referred to herein in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption of registration or qualification under the securities laws of any such jurisdiction.

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of SThree. You can identify forward looking statements by terms such as 'expect,' 'believe,' 'anticipate,' 'estimate,' 'intend,' 'will,' 'could,' 'may' or 'might' or the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Many factors could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, general economic conditions, our competitive environment, as well as many other risks specifically related to SThree and its operations.

This document, which has been issued by SThree and is the sole responsibility of SThree, has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 of the United Kingdom by UBS Limited of 1 Finsbury Avenue, London EC2M 2PP.

UBS Limited ('UBS' or 'UBS Investment Bank') is acting exclusively for SThree in relation to the Global Offer and no one else and will not be responsible to anyone other than SThree for providing the protections afforded to clients of UBS nor for providing any advice in relation to the Global Offer, the contents of this announcement or any other matter referred to herein.

Investec Bank (UK) Limited and Oriel Securities, each of which is authorised and regulated in the United Kingdom by the Financial Services Authority, are advising SThree in relation to the Global Offer and no one else and will not be responsible to anyone other than SThree for providing the protections afforded to the customers of Investec Bank (UK) Limited and Oriel Securities Limited nor for providing any advice in relation to the Global Offer or any other matter referred to herein.

INFORMATION ON STHREE

OVERVIEW

SThree is one of the leading information, communication and technology ('ICT') staffing businesses in the United Kingdom based on turnover. SThree provides both permanent and contract specialist staffing services in the United Kingdom and Europe primarily in the ICT sector, and to an increasing extent in the UK, the banking and finance, accountancy, human resources and engineering sectors.

The Group consists of 12 separately managed businesses that operate under individual brands. The Group's three largest brands based on turnover are Computer Futures Solutions Limited ('Computer Futures'), Progressive Computer Recruitment Limited ('Progressive') and Huxley Associates Limited ('Huxley'), which were founded in 1986, 1990 and 1995, respectively. SThree was established in 1999 as the parent company for the brands and has responsibility for the strategy and development of the Group, the finances for the Group and the provision of certain common services within the Group. Following this reorganisation in 1999, 3i, Gresham, Barclays and Parallel Ventures invested in the Group.

The Group has developed its multi-brand approach over a number of years in order to, among other things, expand the Group's business, foster entrepreneurial

behaviour among its employees and retain key personnel. The majority of brands have evolved out of the Group's existing businesses. Each brand operates independently, but they share common services with the Group such as finance, information services, human resources, media services and legal.

The breakdown of SThree's key statistics for the six months ended 31 May 2005 and the year ended 30 November 2004 is as follows:

	Year Ended 30 November 2004		Six Months Ended 31 May 2005	
	Turnover split	Gross Profit split	Turnover split	Gross Profit split
Computer Futures	36.9%	33.7%	32.5%	32.1%
Progressive	21.9%	21.1%	21.5%	20.0%
Huxley	18.2%	22.2%	19.9%	23.1%
Other Brands	22.9%	23.1%	26.1%	24.8%
Contract	86.4%	56.5%	86.0%	56.2%
Permanent	13.6%	43.5%	14.0%	43.8%
UK	76.1%	74.5%	76.1%	76.2%
Rest of World (mainly Europe) (by destination)	23.9%	25.5%	23.9%	23.8%
ICT	93.8%	89.0%	93.1%	87.9%
Non-ICT	6.2%	11.0%	6.9%	12.1%
No. of permanent placements(1)	4,460		2,633	
No. of active contractors at period end (2)	3,735		3,777	
Average permanent placement fee(3)(£)	7,407		7,645	
Average GP day rate (4)(£)	51.08		58.33	

(1) Candidates the Group has placed with clients on a permanent basis and for whom it has sent the client an invoice during the relevant period.
(2) Contractors of the Group that are on a placement with one of the Group's clients at the end of the relevant period.
(3) The average permanent placement fee is calculated using the total placement fees for the relevant period, including ITJobBoard advertising income, divided by the number of placements for the period.
(4) The average gross profit per day per contractor is calculated by taking gross profit from contract staffing for the period and dividing by the average number of active contractors and the number of working days in the period. It is an unaudited figure that is not meant to be considered in isolation or as a substitute for measures of financial performance reported in accordance with UK GAAP.

As at 31 May 2005, the Group had approximately 600 sales consultants and over 4,000 clients, primarily comprising SMEs, which SThree defines as including autonomous divisions of large corporates.

MARKET OVERVIEW

The UK staffing market is one of the largest and most developed staffing markets in the world based on the gross estimated revenue earned by recruitment agencies. The Recruitment and Employment Confederation ('REC') estimates that the total size of the UK staffing market for the year ended 31 March 2004 was approximately £24.5 billion. This followed difficult conditions in 2002 and a significant recovery in 2003 and 2004. Specialist/professional sectors account for a significant portion of the UK staffing industry.

In the United Kingdom, the ICT staffing market is highly developed and represents a significant share of the specialist staffing sector. Key Note (IT Recruitment Market Assessment, Second Edition, January 2005) estimates that the UK ICT staffing market was worth approximately £4.0 billion for the year ended 31 December 2004, following estimated growth of 20.1 per cent. in 2004 over 2003. Key Note further predicts that the ICT staffing market will continue to grow at a faster rate than the overall UK staffing market, with an expected increase of 40.8 per cent. from December 2005 to December 2009, achieving a market value of approximately £6.2 billion in December 2009.

In Europe, the staffing markets, and the ICT staffing markets in particular, are at varying stages of maturity, and have varying levels of competition.

COMPETITIVE STRENGTHS

The Directors believe that SThree has a number of competitive strengths, including:

Multi-brand Strategy

The Directors believe that SThree's multi-brand model delivers a number of competitive advantages:

- entrepreneurial culture - the Directors believe that giving employees the opportunity to set up new SThree brands fosters entrepreneurial behaviour, which the Directors believe is integral to SThree's success, and has frequently been successful in retaining key individuals;
- replicable business model - the Directors believe that the multi-brand strategy allows new business models and markets to be tested by one SThree brand before being implemented by other SThree brands and therefore allows the brands to share best practices;
- benchmarking and comparative analysis - the Group's multi-brand strategy allows management opportunities for performance monitoring of individual brands, facilitating more efficient decisions regarding the deployment of the Group's resources;
- wider market penetration - the multi-brand approach allows the Group to address a wider market audience, both in terms of clients and candidates; and
- realisation of Group-wide benefits - the Group's centralised management and services allow SThree to realise certain Group-wide benefits.

Leading Position in the UK ICT Staffing Market With Well Established Core Brands

SThree is one of the leading ICT staffing businesses in the United Kingdom based on turnover. In addition, the Directors believe that the Group's three largest brands based on turnover are well established and respected brands in the ICT market in the UK. The Directors believe that SThree's market position and the reputation of the Group's brands enhance visibility and help the Group to attract high quality clients, candidates and employees.

Diverse, Targeted Client Base With High Proportion of SME Clients

As at 31 May 2005, the Group had an international client list of over 4,000 clients, primarily comprising SMEs. The Group's client base is well diversified with no single client accounting for more than 2.4 per cent. of turnover derived from permanent staffing and 2.1 per cent. of turnover derived from contract staffing for the year ended 30 November 2004. The Directors believe that SMEs provide significant value opportunities and that by conducting business with these clients the Group's margins are generally more protected than they would be if transacting significant volumes of business with larger customers who typically demand volume discounts.

Strong Home-Grown Management, Employees and Training

The Group benefits from having a senior management team with extensive knowledge of the specialist staffing market and the majority of the Group's senior management have been with the Group for over 10 years each. The Group has a strong retention record for its senior management, which the Directors believe is in part due to SThree's well established training and development programme and opportunities for career advancement.

Resilient Business Model

The Directors believe that the Group's business model provides a degree of financial resilience in economic downturns as a result of, among other things, the specialist staffing businesses having a greater immunity to downward pricing pressure than general staffing businesses; the Group's large SME client base; the Group's compensation structure, which has a significant emphasis on performance-based pay relative to base salaries; the Group's provision of both permanent and contract recruitment services; the Group's working capital requirements; and the Group's entrepreneurial culture, which encourages sales consultants proactively to identify and develop new business opportunities.

Established European Operations

Computer Futures opened the Group's first European office in Brussels in 1998 and the Group now has eight offices in five countries in Europe. The Directors believe that the Group benefits from an established presence in Europe and its

knowledge of local regulatory regimes and best practice in the markets where it operates. The Directors believe that clients and candidates are increasingly seeking staffing businesses that are able to provide specialist staffing services across national boundaries.

STRATEGY OF THE GROUP

The Group aims to be the most profitable specialist staffing services business in the United Kingdom and Europe. To achieve this, the Group intends to do the following:

Continue to Pursue a Multi-brand Strategy with Continued Establishment of New Brands

The Directors believe that the Group's multi-brand strategy has been a significant factor in its success to date. The Directors intend to continue the multi-brand approach and minority stakes model, establishing new brands where they perceive there to be appropriate geographic and sector growth opportunities. In addition, the Directors expect the multi-brand strategy to continue to be a valuable mechanism for providing incentives to employees and helping to ensure the recruitment and retention of key employees in a highly competitive market.

Pursue Organic Growth through Continued Development of the Group's Core ICT Staffing Business While Increasing the Group's Turnover From Other Sectors

Although historically the Group's primary focus has been on the ICT staffing market, the Group has expanded its specialist staffing offering into a number of other sectors, including banking and finance, accountancy, human resources and engineering. SThree intends not only to continue to develop its core business in the ICT sector, but also to expand its businesses in the other sectors in which it operates. In addition, the Group will examine other business sectors of the specialist staffing market in which to expand.

Pursue Geographic Expansion

The Group will continue to pursue geographic expansion in overseas markets where management perceives that there are significant growth and strategic opportunities.

Explore Selective Acquisitions

To date the Group has grown organically by leveraging the skills of existing employees to take advantage of growth opportunities. SThree recognises that in certain geographic regions and/or sectors, it may wish to pursue small and selective acquisitions to ensure that the Group has the size and/or local expertise and contacts required to achieve successful growth.

SUMMARY FINANCIAL INFORMATION

	For the year ended 30 November (2)			For the six months ended 31 May (2)	
	2002	2003	2004	2004	2005
	(£ '000)	(£ '000)	(£ '000)	(£ '000) (unaudited)	(£ '000)
Turnover	226,996	190,471	242,413	105,474	143,546
Gross profit	70,302	58,736	75,897	32,722	45,959
Operating profit before goodwill amortisation	10,737	4,891	16,045	5,489	9,619
Profit before tax and goodwill amortisation(1)	8,422	3,517	14,640	4,624	8,849

(1) Profit before tax and goodwill amortisation represents operating profit before goodwill amortisation and after interest receivable and interest payable. It is an unaudited figure that is not meant to be considered in isolation or as a substitute for measures of financial performance reported in accordance with UK GAAP.
(2) The financial information will be reported on by Reporting Accountants in

the Prospectus.

MANAGEMENT TEAM

At Admission, the SThree Board will comprise three Executive Directors and three Non-Executive Directors (including the Non-Executive Chairman). The Directors will be as follows:

Sir Anthony Cleaver (67) has served as SThree's Non-Executive Chairman since July 2000. He spent the majority of his career with IBM, where he served as European Vice-President of Marketing and as General Manager, Chief Executive, and Chairman and Chief Executive in the United Kingdom. Sir Anthony has also served as Chairman of the United Kingdom Atomic Energy Authority, Chairman of AEA Technology plc and Chairman of General Cable PLC. He currently serves as Chairman of the Medical Research Council, the Nuclear Decommissioning Authority, IX Europe plc, Working Links (Employment) Ltd. and the Royal College of Music, as a Director of the Links Foundation and as a Non-Executive Director of Lockheed Martin UK Limited.

Russell Clements (40) has served as SThree's Chief Executive Officer since 2004 having previously held the position of Deputy Chief Executive Officer since 2001. He worked for VNU, a Dutch international publishing company, before joining Computer Futures in 1986 shortly after its inception. He subsequently served as Director and as Joint Managing Director of Computer Futures. He is a Director of the Association of Technology Staffing Companies (ATSCo).

Michael Nelson (50) has served as SThree's Chief Finance Officer since March 2005. After qualifying in 1978 as a chartered accountant with Arthur Andersen, he gained experience in a wide range of industries and countries, including working as a corporate strategy consultant. For the ten years prior to joining SThree, Mr. Nelson served as the Chief Finance Officer of EMI Europe and of the Bally Group in Switzerland. He is a fellow of the Institute of Chartered Accountants in England and Wales.

Sunil Wickremeratne (41) has served as SThree's Chief Operating Officer since 2004 having previously been Managing Director of Progressive. After working for VNU, a Dutch international publishing company, he joined Computer Futures in 1988 and subsequently established Progressive in 1990, Pathway in 1997 and Real IT Resourcing in 1998.

Brian McBride (49) has served as a Non-Executive Director of SThree since 2001. He has more than twenty five years of experience in the IT industry and has worked at Xerox, IBM, Crossfield Electronics, Madge Networks, Lucent and at Dell Computers as Vice President, Northern Europe. Mr. McBride is currently Managing Director of T-Mobile UK, a Non-Executive Director of the football club Celtic PLC and is on the board of e-Skills Ltd., the Government Funded Sector Skills Council.

The Baroness Noakes D.B.E. F.C.A. (56) has served as a Non-Executive Director of SThree since 2001 and chairs the SThree Audit Committee. She qualified as a chartered accountant at Peat, Marwick, Mitchell & Co. (now KPMG), where she was a partner from 1983 to 2000, and led KPMG's international government practice. The Baroness Noakes is also a Non-Executive Director of Hanson plc, Carpetright plc and Imperial Chemical Industries plc. She is also a Director of the Reuters Founders Share Company Ltd and the English National Opera. She is a fellow of the Institute of Chartered Accountants in England and Wales (and a former president thereof) and a Companion of The Chartered Management Institute.

SThree also intends to appoint at least one further Non-Executive Director following the Global Offer to be compliant with the Combined Code.

REASONS FOR THE GLOBAL OFFER AND USE OF PROCEEDS

SThree has decided to apply for Admission and to participate in the Global Offer in order to:

- recognise the contribution of key management and employees of the Group by providing them with a quantifiable asset, the value of which may increase as a result of those employees' future efforts and commitment;

- enhance the reputation of the individual SThree brands with clients and prospective employees through their association with a listed 'parent' company; and

- provide the Group with an alternative acquisition currency.

The Directors believe that Admission and the Global Offer will enable the Group to continue to be a leading provider of ICT professionals to its clients in the

United Kingdom and to be able to expand its operations, particularly in Europe.

THE OFFER

Shares being sold under the Global Offer will be made available to institutional investors in the United Kingdom and elsewhere outside the United States by the selling shareholders, which are expected to include the co-founders of SThree, certain members of the SThree management team and other SThree employees, and private equity investors, Barclays Private Equity, Gresham, 3i and Parallel Ventures Nominees.

- Ends -

investegate

SThree plc - Announcement of Offer Price

SThree plc
11 November 2005

Embargoed until 0700 11 November 2005

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

This document is an advertisement and not a prospectus. Investors should not purchase any ordinary shares referred to in this announcement except on the basis of information in the prospectus.

SThree plc
('SThree' or the 'Company')

Announcement of Offer Price

SThree, one of the UK's leading information, communication and technology ('ICT') staffing businesses based on turnover, announces that the Offer Price of its initial public offering (the 'Global Offer') has been set at 200p per ordinary share (the 'Offer Price'), implying a market capitalisation of £275.9 million.

The Global Offer comprises a sale of 39,718,732 ordinary shares, representing approximately 28.8 per cent. of the Company's issued ordinary share capital and an offer size of £79.4 million.

The ordinary shares are being offered by the co-founders of SThree, certain members of the SThree management team and other SThree employees (current and former), and private equity investors Barclays Private Equity, Gresham, 3i and Parallel Ventures Nominees (the 'Selling Shareholders').

In connection with the Global Offer, the co-founders of SThree have granted UBS Limited an Over-allotment Option, exercisable for 30 days after publication of the Offer Price, to make available up to 5,957,808 additional ordinary shares at the Offer Price to cover over-allotments, if any, made in connection with the Global Offer and to cover short positions resulting from stabilisation transactions. Assuming the over-allotment option is exercised in full, the total offer size will be 45,676,540 Ordinary Shares, representing approximately 33.1 per cent. of the Company's issued ordinary share capital and an offer size of £91.4 million.

The ordinary shares have been placed with a broad base of institutional shareholders following a roadshow in the UK and Continental Europe.

Conditional dealings will commence on the London Stock Exchange at 8.00am today under the ticker symbol 'STHR'. Admission and commencement of unconditional dealings on the London Stock Exchange are expected to take place at 8.00am on or about 16 November 2005.

UBS Investment Bank is acting as Sponsor, Financial Adviser, Bookrunner and Global Co-ordinator of the Global Offer. Investec Bank (UK) Limited and Oriel Securities Limited are acting as Co-Lead Managers.

Russell Clements, Chief Executive Officer of SThree, commented:
'We are delighted that the flotation has attracted strong support from leading institutional investors. Our near 20-year track record, profitability and fast-growing international business were important factors in attracting this support. The public listing will enhance both the profile of our individual brands and our ability to attract, retain and incentivise key personnel, moving us closer towards our ultimate goal of becoming the most profitable specialist staffing business in the UK and Europe.'

GLOBAL OFFER STATISTICS

Offer Price 200p
Number of Ordinary Shares being offered by the Selling Shareholders in the

Global Offer	39,718,732
Number of Ordinary Shares subject to the Over-allotment Option up to	5,957,808
Implied market capitalisation of the Company	£275.9 million

SUMMARY OF STHREE

- SThree, founded in 1986, is one of the leading ICT staffing businesses in the UK based on turnover. SThree provides both permanent and contract specialist staffing services in the UK and Europe, primarily in the ICT sector and, to an increasing extent in the UK, the banking and finance, accountancy, human resources and engineering sectors.

- SThree currently operates under 12 brands, the 3 largest by turnover being Computer Futures, Progressive and Huxley, and has 30 offices in the UK and 8 offices in Europe, in Belgium, The Netherlands, France, Germany and Ireland.

- For the year ended 30 November 2004 and the six months ended 31 May 2005, the Company had turnover of £242.4 million and £143.5 million, respectively, and gross profit of £75.9 million and £46.0 million, respectively.

- For the year ended 30 November 2004 and the six months ended 31 May 2005, 25.5 per cent. and 23.8 per cent., respectively, of the Company's gross profit resulted from contract and permanent placements in Europe and the rest of the world.

- SThree has a selective approach to clients and focuses on high margin opportunities, predominantly within the small to medium-sized enterprises ('SME') market, which SThree defines as including autonomous divisions of large corporates. SThree does not pursue a high volume/low margin model. SThree has a diverse, international client list of over 4,000 clients, comprising primarily SMEs.

- In the financial year ended 30 November 2004, no single client accounted for more than 2.4 per cent. of the Company's turnover derived from permanent placements and no single client accounted for more than 2.1 per cent. of the Company's turnover derived from contract staffing.

- Following the establishment of its first brand, Computer Futures, in 1986, SThree adopted a multi-brand strategy, establishing new operations to address growth opportunities. These new brands have typically been created out of one of SThree's existing businesses and are an important means of retaining high performing key employees who are often given the opportunity to acquire a minority equity stake in the new business.

- SThree has an experienced, home-grown management team, and the majority of SThree's senior management have been with SThree for more than 10 years each, with the current CEO and COO having been with SThree since 1986 and 1988, respectively.

- Trading in the period since 31 May 2005 has been in-line with historical seasonal trends. SThree's contract and permanent placement business has increased since 31 May 2005. In addition, the contribution to turnover from SThree's European and non-ICT operations has continued to increase since 31 May 2005. The programme of European expansion has continued with the opening of Progressive's office in Amsterdam in July 2005.

STRATEGY FOR GROWTH

SThree aims to be the most profitable specialist staffing services business in the United Kingdom and Europe. SThree's growth strategy is as follows:

- Continue to pursue a multi-brand strategy with continued establishment of new brands;
- Pursue organic growth through continued development of SThree's core ICT staffing business while increasing the Company's turnover from other sectors;
- Pursue geographic expansion; and
- Explore selective acquisitions.

- Ends -

Enquiries:

SThree plc 020 7067 0700
Russell Clements, Chief Executive Officer
Sunil Wickremeratne, Chief Operating Officer
Michael Nelson, Chief Financial Officer

UBS 020 7567 8000

Jim Renwick / Russell Chambers

Weber Shandwick Square Mile 020 7067 0700
Kevin Smith

Print resolution images are available for the media to view and download from www.vismedia.co.uk

These materials are not for distribution, directly or indirectly, in or into the United States, Australia, Canada or Japan. This document does not constitute an offer of securities for sale in the United States, nor may the securities be offered or sold in the United States absent registration or an exemption from registration as provided in the US Securities Act of 1933, and the rules and regulations thereunder. No securities are being registered for offer or sale in the United States and no public offering of the securities in the United States will be made.

The information contained herein does not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of the securities referred to herein in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption of registration or qualification under the securities laws of any such jurisdiction.

The price and value of the securities referred to herein my go up as well as down. Persons needing advice should consult a professional adviser.

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of SThree. You can identify forward looking statements by terms such as 'expect,' 'believe,' 'anticipate,' 'estimate,' 'intend,' 'will,' 'could,' 'may' or 'might' or the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Many factors could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, general economic conditions, our competitive environment, as well as many other risks specifically related to SThree and its operations.

This document, which has been issued by SThree and is the sole responsibility of SThree, has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 of the United Kingdom by UBS Limited of 1 Finsbury Avenue, London EC2M 2PP.

UBS Limited ('UBS' or 'UBS Investment Bank') is acting exclusively for SThree in relation to the Global Offer and no one else and will not be responsible to anyone other than SThree for providing the protections afforded to clients of UBS nor for providing any advice in relation to the Global Offer, the contents of this announcement or any other matter referred to herein.

Investec Bank (UK) Limited and Oriel Securities Limited, each of which is authorised and regulated in the United Kingdom by the Financial Services Authority, are advising SThree in relation to the Global Offer and no one else and will not be responsible to anyone other than SThree for providing the protections afforded to the customers of Investec Bank (UK) Limited and Oriel Securities Limited nor for providing any advice in relation to the Global Offer or any other matter referred to herein

Copies of the prospectus will, following publication on 11 November 2005, be available from the Company's registered office and UBS Limited, 1 Finsbury Avenue, London EC2M 2PP.

In connection with the Global Offer, UBS Limited as stabilising manager (the ''Stabilising Manager'') may overallot or effect transactions with a view to supporting the market price of the Ordinary Shares or any options warrants or rights with respect to, or interests in, the ordinary shares or other securities of the Company at a level higher than that which might otherwise prevail. Such transactions may commence on or after the publication of the Offer Price and will end no later than 30 days thereafter. However, there is no obligation on the Stabilising Manager to do this. Such transactions may be effected on the London Stock Exchange, the over-the-counter market or otherwise. There is no assurance that such transactions will be undertaken and, if commenced, they may be discontinued at any time. Save as required by law, the Stabilising Manager does not intend to disclose the extent of any over-allotments and/or stabilisation transactions under the Global Offer.

investegate

SThree plc - Stabilisation Notice

SThree plc
11 November 2005

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

SThree plc ('SThree')

Stabilisation Notice

UBS Limited hereby notifies the London Stock Exchange that it is the stabilising manager in respect of the initial public offer of 39,718,732 ordinary shares of 200 pence each in SThree announced on 11 November 2005 (the 'Global Offer') and may conduct stabilising activities in relation to the ordinary shares in connection with the above transaction.

1. Security to be stabilised: ordinary shares in SThree plc. There are no associated instruments that are subject to stabilisation

2. Security Identifier: ISIN: GB00B0KM9T71

3. Stabilising Manager: UBS Limited (James Renwick 020 7568 2015)

4. Stabilisation period commences on 11 November 2005 at 08:00 London time

5. Stabilisation period is expected to end no later than the close of business on 10 December 2005 (30 days from publication of the offer price)

6. Offer price: 200 pence per ordinary share

7. 15% of the offer size will be subject to over-allotment arrangements (corresponding to 5,957,808 ordinary shares)

8. Stabilisation will be conducted in accordance with the Price Stabilising Rules of the FSA

This announcement is for information purposes only and is not for distribution, directly or indirectly, in or into the United States, Australia, Canada or Japan. This document does not constitute an offer of securities for sale in the United States, nor may the securities be offered or sold in the United States absent registration or an exemption from registration as provided in the US Securities Act of 1933, and the rules and regulations thereunder. No securities are being registered for offer or sale in the United States and no public offering of the securities in the United States will be made.

The information contained herein does not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of the securities referred to herein in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption of registration or qualification under the securities laws of any such jurisdiction.

UBS Limited is acting exclusively for SThree in relation to the Global Offer and no one else and will not be responsible to anyone other than SThree for providing the protections afforded to clients of UBS Limited nor for providing any advice in relation to the Global Offer, the contents of this announcement or any other matter referred to herein.

In connection with the Global Offer, UBS Limited as stabilising manager (the ''Stabilising Manager'') may effect transactions with a view to supporting the market price of the Ordinary Shares of the Company at a level higher than that which might otherwise prevail. Such transactions may commence on or after the publication of the offer price and will end no later than 30 days thereafter. However, there is no obligation on the Stabilising Manager to do this. Such transactions may be effected on the London Stock Exchange, the over the counter market or otherwise. There is no assurance that such transactions will be undertaken and, if commenced, they may be discontinued at any time. Save as required by law, the Stabilising Manager does not intend to disclose the extent of any over-allotments and/or stabilisation transactions under the Global Offer.

Stabilisation / FSA

This information is provided by RNS
The company news service from the London Stock Exchange
STABMBMTMMIBTTA

investegate

SThree plc - Doc re. Global Offer

SThree plc
11 November 2005

SThree plc

11 November 2005

Document re Global Offer

Further to the announcement this morning, two copies of the Prospectus dated 11 November 2005 have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

- Ends -

This information is provided by RNS
The company news service from the London Stock Exchange

SThree plc
Prospectus













This document comprises a Prospectus relating to SThree plc (the "Company") in accordance with the Prospectus Rules made by the Financial Services Authority under Part VI of the Financial Services and Markets Act 2000.

Application has been made to the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 (the "UK Listing Authority") and to the London Stock Exchange plc (the "London Stock Exchange") for all of the issued ordinary share capital of the Company described in this Prospectus (the "Ordinary Shares") to be admitted to the official list of the UK Listing Authority (the "Official List") and to trading on the London Stock Exchange. Admission to the Official List together with admission to trading on the London Stock Exchange's market for listed securities constitutes admission to official listing on a regulated market ("Admission"). Conditional dealings in the Ordinary Shares are expected to commence on the London Stock Exchange on 11 November 2005. It is expected that Admission will become effective, and that unconditional dealings in the Ordinary Shares will commence, on or about 16 November 2005. **All dealings before the commencement of unconditional dealings will be of no effect if Admission does not take place and such dealings will be at the sole risk of the parties concerned.**

For a discussion of certain risks and other factors that should be considered in connection with an investment in the Ordinary Shares, see "Risk Factors" in Part II of this Prospectus.

This Prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, Ordinary Shares in any jurisdiction in which such offer or solicitation is unlawful. The Ordinary Shares have not been and will not be registered under the US Securities Act of 1933 (the "US Securities Act") and, subject to certain exceptions, may not be offered or sold within the United States. For a description of these and certain further restrictions on offers, sales and transfers of the Ordinary Shares and the distribution of this Prospectus, see Part IX – "The Global Offer and Related Matters".

SThree plc

(Incorporated and registered in England and Wales under the Companies Act 1985 with registered no. 3805979)

Global Offer of up to 45,676,540 Ordinary Shares of £0.01 each at an Offer Price of 200p per Ordinary Share and admission to the Official List and to trading on the London Stock Exchange

Sponsor, Financial Adviser, Bookrunner and Global Co-ordinator

UBS Investment Bank

Co-Lead Managers

Investec **Oriel Securities**

Expected share capital immediately following Admission

Authorised			Issued and fully paid	
Nominal amount	**Number**		**Nominal amount**	**Number**
£3,000,000	300,000,000	Ordinary Shares of £0.01 each	£1,379,702	137,970,170

39,718,732 Ordinary Shares are being offered by the Selling Shareholders (as defined herein) (the "Offered Shares") in a global offer (the "Global Offer") to certain institutional investors in the United Kingdom and the rest of the world.

In connection with the Global Offer, UBS Limited as stabilising manager (the "Stabilising Manager") may over-allot or effect transactions with a view to supporting the market price of the Ordinary Shares or any options, warrants or rights with respect to, or interests in, the Ordinary Shares or other securities of the Company at a level higher than that which might otherwise prevail. Such transactions may commence on or after the publication of the Offer Price and will end no later than 30 days thereafter. However, there is no obligation on the Stabilising Manager to do this. Such transactions may be effected on the London Stock Exchange, the over-the-counter market or otherwise. There is no assurance that such transactions will be undertaken and, if commenced, they may be discontinued at any time. Save as required by law, the Stabilising Manager does not intend to disclose the extent of any over-allotments and/or stabilisation transactions under the Global Offer.

In connection with the Global Offer, certain of the Selling Shareholders have granted the Stabilising Manager an option (the "Over-allotment Option"), exercisable for 30 days after publication of the Offer Price, to make available 5,957,808 additional Ordinary Shares at the Offer Price to cover over-allotments, if any, made in connection with the Global Offer and to cover short positions resulting from stabilisation transactions.

UBS Limited, Investec Bank (UK) Limited and Oriel Securities Limited are acting exclusively for the Company in relation to the Global Offer and no one else and will not be responsible to anyone other than the Company for providing the protections afforded to their clients nor for providing any advice in relation to the Global Offer, the contents of this Prospectus or any other matter referred to herein.

The distribution of this Prospectus and the sale and/or issue of Ordinary Shares in the Global Offer in certain jurisdictions may be restricted by law. Certain restrictions which apply are set out in Part IX – "The Global Offer and Related Matters". No action has been taken or will be taken in any jurisdiction by the Company or the Managers which would permit a public offer or sale of Ordinary Shares or possession or distribution of this Prospectus or any other offering or publicity material relating to the Ordinary Shares in any jurisdiction where action for that purpose is required, other than in the United Kingdom.

Persons outside the United Kingdom into whose possession this Prospectus comes are required by the Company and the Managers to inform themselves about and to observe any restrictions as to the offer or sale of Offered Shares and the distribution of this Prospectus.

The Offered Shares are not transferable except in accordance with restrictions described in Part IX of this Prospectus, and each purchaser of Offered Shares will be deemed to have made certain representations and agreements as described herein. This Prospectus does not constitute an offer of, or the solicitation of an offer to buy, any of the Offered Shares offered hereby to any person in any jurisdiction to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

In purchasing Offered Shares pursuant to the Global Offer, a purchaser will be deemed to confirm that such purchaser is not relying on any information or representation in relation to or affecting the Company or its subsidiaries (collectively, the "Group") or the Global Offer other than information and representations contained in this Prospectus, and accordingly agrees that no person responsible for this Prospectus, or any part thereof, shall have any liability for any information or representation not in this Prospectus. The contents of the Company's website do not form part of this Prospectus.

No person has been authorised to give any information or to make any representation other than those contained in this Prospectus in connection with the Global Offer and, if given or made, such information or representation must not be relied upon as having been authorised by or on behalf of the Company, any other member of the Group, the Selling Shareholders or the Managers. This Prospectus does not constitute an offer to sell or the solicitation of any offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities by any person in any circumstances in which such offer or solicitation is unlawful. Without prejudice to any obligation of the Company to publish a supplementary prospectus pursuant to section 87G Financial Services and Markets Act 2000 (the "FSMA") and Prospectus Rule 3.4.1, neither the delivery of this Prospectus at any time nor any sale made under this Prospectus shall, under any circumstances, create any implication that there has been no change in the business or affairs of the Company or of the Group taken as a whole since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

No representation or warranty, express or implied, is made by the Managers named herein as to the accuracy or completeness of any information in this Prospectus, and nothing contained in this Prospectus is, or shall be relied upon as, a promise or representation by the Managers.

Any reproduction or distribution of this Prospectus, in whole or in part, and any disclosure of its contents or use of, and none of the Managers accepts any responsibility with regard to or authorises, any information herein for any purpose other than considering an investment in the Offered Shares offered hereby is prohibited. Each offeree of the Offered Shares, by accepting delivery of this Prospectus, agrees to the foregoing.

The Offered Shares and any Ordinary Shares issued pursuant to the Over-allotment Option will, on Admission, rank *pari passu* in all respects with all other Ordinary Shares of the Company, and will rank in full for all dividends and other distributions thereafter declared, made or paid in respect of Ordinary Shares.

The contents of this Prospectus are not to be construed as legal, business or tax advice. Each prospective investor should consult his, her or its own solicitor, financial adviser or tax adviser for legal, financial or tax advice.

FORWARD-LOOKING STATEMENTS

This Prospectus includes "forward-looking statements", which include all statements other than statements of historical facts included in this Prospectus, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's services). These statements relate to, among other things, analyses and other information that are based on forecasts of future results and estimates of amounts which, although reasonable at this time, are not yet determinable and may prove to be erroneous. These statements also relate to the Group's future prospects, development and business strategies. These forward-looking statements are identified by their use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will" or the negative of those or other variations, or comparable expressions, including references to assumptions. These statements are contained in sections entitled "Summary", "Risk Factors", "Business of SThree", "Operating and Financial Review" and other sections of this Prospectus. The forward-looking statements in this Prospectus are based on current expectations and are subject to risks and uncertainties that could cause actual results and outcomes to differ materially from those expressed or implied by those statements. The risks and uncertainties include, but are not limited to, the Group's ability to develop and maintain economically attractive services, attract and retain clients, attract and retain adequately skilled employees, effectively manage growth and develop its business to gain advantages in a competitive environment, as well as other risks, including, but not limited to, those described in Part II – "Risk Factors". If one or more of these risks or uncertainties materialises, or if underlying assumptions prove incorrect, then the Group's actual results, financial condition, prospects, development and business strategies may vary materially from those expected, estimated or projected. Given these uncertainties, potential investors should not rely on forward-looking statements. These forward-looking statements speak only as at the date of this Prospectus. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based unless required to do so by applicable law or the Prospectus Rules made by the Financial Services Authority under Part VI Financial Services and Markets Act 2000 (the "Prospectus Rules") and the Listing Rules of the UK Listing Authority (the "Listing Rules") or the Disclosure Rules of the UK Listing Authority (the "Disclosure Rules").

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The report on financial information included in Part XI – "Historical Financial Information" has been prepared in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom and the related consent to its inclusion in the Prospectus appearing in Part X – "Additional Information" has been included as required by the Prospectus Rules and solely for that purpose.

Unless otherwise indicated, financial information in this Prospectus, including the Group's (i) audited consolidated financial statements as at and for the years ended 30 November 2002, 2003 and 2004; (ii) audited consolidated interim results as at and for the six months ended 31 May 2005; (iii) unaudited consolidated interim results as at and for the six months ended 31 May 2004; and (iv) the notes to those financial statements (the "Consolidated Financial Statements") described in Part XI, has been prepared in accordance with generally accepted accounting principles in the United Kingdom ("UK GAAP"). UK GAAP differs in certain significant respects from International Financial Reporting Standards ("IFRS"). For a reconciliation between UK GAAP and IFRS for selected Group profit and loss account and balance sheet data, see Part XIII – "IFRS Financial Information". Commencing with the year ending 30 November 2006, the Group will prepare its consolidated financial statements in accordance with IFRS.

The financial information included in this Prospectus as at and for the six months ended 31 May 2004 is unaudited and may not be directly comparable to the audited financial information provided as at and for the six months ended 31 May 2005. The unaudited financial information has been prepared using the Group's accounting records.

Various figures and percentages set out in this Prospectus have been rounded and, accordingly, may not total.

All references in this Prospectus to the "Company" are to SThree plc and references to "SThree" or the "Group" are to SThree plc, together with its subsidiaries.

References to "pounds sterling", "pounds", "£", "pence" and "p" are to the currency of the United Kingdom; references to "US$" and "US dollars" are to the currency of the United States; and all references to "euro" or "€" are to the lawful single currency of member states of the European Communities that adopt or have adopted the euro as their currency in accordance with the legislation of the European Union relating to the European Monetary Union. The Company prepares its accounts in pounds sterling.

Unless otherwise indicated, market data, statistics and information in this Prospectus in respect of the staffing markets in the United Kingdom and Europe have been derived from *Recruitment Agencies (Permanent)* (January 2005) ("Key Note R.A.P."), *Recruitment Agencies (Temporary & Contract)* (January 2005) ("Key Note R.A.T.") and *Market Assessment: IT Recruitment* (January 2005) ("Key Note M.A.") published by Key Note Ltd ("Key Note"), the *Annual Recruitment Survey 2003/2004* published by the Recruitment and Employment Confederation (the "REC") and the *Top 100 Report* (2005) published by Recruitment International Group ("Recruitment International"). Where third-party information has been used in this Prospectus, the source of such information has been identified. The information sourced from Key Note, the REC and Recruitment International has been accurately reproduced and as far as the Company is aware and has been able to ascertain from the information published by Key Note, the REC and Recruitment International, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Certain terms used in this Prospectus are defined and certain technical and other terms used in this Prospectus are explained in Part XIV of this Prospectus under "Definitions and Glossary".

All times referred to in this Prospectus are, unless otherwise stated, references to London time.

CONTENTS

Part I

Summary

This summary should be read as an introduction to this Prospectus. Any decision by a prospective investor to invest in the Offered Shares should be based on consideration of the Prospectus as a whole. Where a claim relating to the information contained in this Prospectus is brought before a court in a member state of the European Economic Area ("EEA"), the claimant may, under the national legislation of the EEA state in which the claim is brought, be required to bear the cost of translating this Prospectus before legal proceedings are initiated. Following the implementation of the relevant provisions of Directive 2003/71/EC (the "Prospectus Directive") in each member state of the EEA, civil liability will attach to those persons who are responsible for this summary, including any translation hereof, but only if this summary is misleading, inaccurate or inconsistent when read together with the other parts of this Prospectus.

OVERVIEW

SThree is one of the leading information, communication and technology ("ICT") staffing businesses in the United Kingdom based on turnover. SThree provides both permanent and contract specialist staffing services in the United Kingdom and Europe primarily in the ICT sector and, to an increasing extent, the banking and finance, accountancy, human resources and engineering sectors. The Group consists of 12 separately managed and, in certain cases, competing businesses that operate under individual brands. For the year ended 30 November 2004 and the six months ended 31 May 2005, the Group had turnover of £242.4 million and £143.5 million, respectively, and gross profit of £75.9 million and £46.0 million, respectively.

The Group has developed its multi-brand approach over a number of years in order to, among other things, expand the Group's business, foster an entrepreneurial culture among its employees and retain key personnel. The majority of brands have evolved out of the Group's existing businesses. Each brand operates independently, but they share common services with the Group such as finance, information services, human resources and legal.

The Group's three largest brands based on turnover are Computer Futures Solutions Limited ("Computer Futures"), Progressive Computer Recruitment Limited ("Progressive") and Huxley Associates Limited ("Huxley"). The following table sets out the percentage of the Group's turnover and gross profit accounted for by Computer Futures, Progressive and Huxley for the dates indicated.

	For the year ended 30 November 2004	For the six months ended 31 May 2005
	(%)	
SThree Brand		
Computer Futures		
Turnover	37.0	32.5
Gross profit	33.7	32.1
Progressive		
Turnover	21.9	21.5
Gross profit	21.1	20.0
Huxley		
Turnover	18.2	19.9
Gross profit	22.2	23.1

For the year ended 30 November 2004, 56.5 per cent. and 43.5 per cent. of the Group's gross profit was accounted for by contract and permanent recruitment, respectively, and for the six months ended 31 May 2005, 56.2 per cent. and 43.8 per cent. of the Group's gross profit was accounted for by contract and permanent recruitment, respectively. As at 31 May 2005, the Group had over 1,000 employees, of which 612 were sales consultants, and over 4,000 clients.

COMPETITIVE STRENGTHS

The Directors of the Company (the "Directors") believe that SThree has a number of competitive strengths, including:

- multi-brand strategy;
- leading position in the UK ICT staffing market with well established core brands;
- diverse, targeted client base with high proportion of SME clients;
- strong home-grown management, employees and training;
- resilient business model; and
- established European operations.

STRATEGY OF THE GROUP

The Group aims to be the most profitable specialist staffing services business in the United Kingdom and Europe. To achieve this, the Group intends to do the following:

- continue to pursue a multi-brand strategy with continued establishment of new brands;
- pursue organic growth through continued development of the Group's core ICT staffing business while increasing the Group's turnover from other sectors;
- pursue geographic expansion; and
- explore selective acquisitions.

RISK FACTORS

An investment in the Company's Ordinary Shares is subject to a number of risks, including the following:

Risks Related to SThree's Business

Any economic downturn could result in a reduction in demand for ICT or other staff on both a permanent and contract basis.

Demand for staff in the Group's markets, and in particular the ICT and banking markets, may be negatively influenced by factors specific to those markets.

If the Group loses key personnel, its business may suffer.

If the Group is unable to recruit and retain skilled sales personnel, its business may suffer.

The Group's success depends upon its ability to attract qualified candidates to meet the demand from its clients.

The Group's turnover and results of operations may be unpredictable.

The Group's current operations and strategy for expansion in Europe may not be successful.

Intense competition may harm the Group's business, and the ICT staffing services market is highly competitive with limited barriers to entry, potentially limiting the Group's ability to maintain or increase its market share or profitability.

If the Group cannot effectively manage its growth, its business could be adversely affected.

The Group may not be able to identify, undertake or complete relevant acquisitions, joint ventures or strategic alliances in the future, which could limit the Group's growth prospects.

SThree's financial results could fluctuate as a result of changes in foreign exchange rates.

The Group may be liable as a result of information retrieved from or transmitted over the internet.

If on-line security measures fail to protect user information, the Group could be legally liable, its reputation and the SThree brands could be damaged and the Group could lose access to candidates and clients.

The Group may not be able to protect its intellectual property rights or may be in breach of intellectual property rights owned by third parties.

The Group depends on its information systems and a systems failure or failure of the Group to develop or enhance its information systems could interrupt the Group's ability to deliver its services and generate turnover.

As a holding company, the Company relies on the ability of its operating companies to generate earnings and pay dividends, and any decline in the earnings of the Company's operating companies or their ability to make these payments could materially and adversely affect the Company's earnings and operational flexibility.

Risks Related to Legal and Regulatory Matters

The Group operates in complex regulatory environments in Europe, which could cause its operations to become more complicated, burdensome and expensive.

Government regulations across Europe may result in the prohibition or restriction of certain types of employment services or the imposition of additional licensing or tax requirements that may reduce the Group's future earnings.

The Group may be exposed to taxation-related liabilities and costs that could materially affect its business, reputation and results of operations.

Government regulation may restrict the Group's ability to collect and use data that is of commercial use to it.

The legal limitation regarding "temporary to permanent", "temporary to temporary" or "temporary to third party" fees chargeable by the Group's businesses in Europe may materially affect the Group's business and results of operations.

In some sectors, particularly banking and finance, the Group's clients often require the relevant SThree brand to supply contractors on an "unlimited liability" basis.

Risks Related to the Global Offer

The Directors and certain members of senior management together own and control a substantial amount of the Ordinary Shares, and therefore have the ability to make decisions that may adversely affect the market price of the Ordinary Shares.

There has been no prior market for the Ordinary Shares and an active trading market for them may not develop and continue.

The market price of the Ordinary Shares may be highly volatile.

Sales of a substantial number of the Ordinary Shares into the public market after the Global Offer could adversely affect the price of the Ordinary Shares.

The Company may issue additional Ordinary Shares, which could result in dilution to holders of Ordinary Shares.

The Company cannot assure investors that it will make dividend payments in the future.

DIRECTORS AND SENIOR MANAGEMENT

The Directors are as follows:

Sir Anthony Cleaver, *Non-Executive Chairman*

Russell Clements, *Chief Executive Officer*

Michael Nelson, *Chief Finance Officer*

Sunil Wickremeratne, *Chief Operating Officer*

Brian McBride, *Non-Executive Director*

The Baroness Noakes, D.B.E., *Non-Executive Director*

The Directors are supported by a team of nine Senior Managers.

DIVIDEND POLICY

The Directors intend to implement a dividend policy that takes into consideration, among other things, the dividend policies of comparable businesses in the staffing sector in the United Kingdom, the performance of the Group's business in the relevant periods, appropriate dividend cover and other factors. The Directors expect that the Company will pay an interim and a final dividend representing one third and two thirds, respectively, of the total dividend to be paid in respect of the financial year.

SUMMARY FINANCIAL INFORMATION

The following table presents summary financial information that has been extracted without material adjustment from SThree's Consolidated Financial Statements prepared in accordance with UK GAAP and included in Part XI – "Historical Financial Information".

Consolidated Profit and Loss Account

	For the year ended 30 November			For the six months ended 31 May	
	2002	**2003**	**2004**	**2004**	**2005**
		(£'000)		*(£'000)* *(unaudited)*	
Turnover	226,996	190,471	242,413	105,474	143,546
Gross profit	70,302	58,736	75,897	32,722	45,959
Operating profit before goodwill amortisation	10,737	4,891	16,045	5,489	9,619
Operating (loss)/profit	(30,853)	(36,699)	(15,472)	(13,930)	9,619
(Loss)/profit on ordinary activities before taxation	(33,168)	(38,073)	(16,877)	(14,795)	8,849
(Loss)/profit on ordinary activities after taxation	(35,972)	(39,397)	(21,521)	(16,230)	5,746
Equity minority interests	(31)	(107)	207	195	(58)
(Loss)/profit for the year/period	(36,003)	(39,504)	(21,314)	(16,035)	5,688
Dividends (non-equity)	(4,525)	(2,643)	(4,525)	(2,263)	(2,263)
Retained (loss)/profit for the year/period	(40,528)	(42,147)	(25,839)	(18,298)	3,425
(Loss)/earnings per share, pence per share:					
basic[1]	(27.32)	(30.04)	(16.67)	(12.37)	4.58
diluted[2]	(27.32)	(30.04)	(16.67)	(12.37)	4.31

Notes:

(1) Basic earnings per share has been calculated by dividing earnings attributable to ordinary shareholders by the weighted average number of Ordinary Shares on Admission excluding Ordinary Shares held by the Employee Benefit Trust (the "EBT").

(2) For diluted earnings per share, the weighted average number of Ordinary Shares is adjusted to assume conversion of all potentially dilutive Ordinary Shares, where the Ordinary Shares have the effect of diluting earnings per share or decreasing loss per share. As at the date of this Prospectus, the only class of potentially dilutive Ordinary Shares is share options granted to certain employees that will not be exercised on Admission.

Consolidated Balance Sheet Data

	As at 30 November			As at 31 May	
	2002	2003	2004	2004	2005
		(£'000)		(£'000) (unaudited)	
Fixed assets	77,677	32,543	1,833	13,156	2,579
Current assets	71,116	74,413	86,292	74,831	89,873
Creditors: amounts falling due within one year	(26,169)	(28,244)	(39,118)	(29,539)	(77,670)
Net current assets	44,947	46,169	47,174	45,292	12,203
Total assets less current liabilities	122,624	78,712	49,007	58,448	14,782
Creditors: amounts falling due after more than one year	(39,900)	(39,900)	(37,425)	(39,900)	—
Provisions for liabilities and charges	(6,363)	(6,771)	(5,317)	(5,330)	(5,030)
Total shareholders' funds	76,214	31,787	6,235	13,216	9,664

Other Financial and Operating Data (unaudited)

	As at and for the year ended 30 November			As at and for the six months ended 31 May	
	2002	2003	2004	2004	2005
EBITDA (£'000)(1)(7)	12,690	6,319	17,356	5,722	10,172
PBTA (£'000)(2)(7)	8,422	3,517	14,640	4,624	8,849
Number of active contractors(3)	2,470	3,027	3,735	3,216	3,777
Number of permanent placements(4)	4,863	3,845	4,460	1,822	2,633
Average permanent placement fee (£)(5)(7)	6,106	6,154	7,407	7,331	7,645
Average gross profit per day per contractor (£)(6)(7)	60.44	51.05	51.08	52.29	58.33

Notes:

(1) EBITDA represents "operating profit before goodwill amortisation" before depreciation.

(2) PBTA represents "operating profit before goodwill amortisation" after interest receivable and interest payable.

(3) Contractors of the Group that are on a placement with one of the Group's clients at the end of the relevant period.

(4) Candidates the Group has placed with clients on a permanent basis and for whom it has sent the client an invoice during the relevant period.

(5) The average permanent placement fee is calculated using the total placement fees for the relevant period, including The ITJobBoard advertising income, divided by the number of placements for the period.

(6) The average gross profit per day per contractor is calculated by taking gross profit from contract staffing for the period and dividing by the average number of active contractors and the number of working days in the period.

(7) EBITDA, PBTA, average permanent placement fee and average gross profit per day per contractor, when viewed with the Group's UK GAAP financial statements, provide additional information with respect to factors and trends affecting the Group's results of operations. The presentation of this supplemental information is not meant to be considered in isolation or as a substitute for measures of financial performance reported in accordance with UK GAAP.

REASONS FOR THE GLOBAL OFFER

The Directors anticipate that the Global Offer will achieve the following aims:

- recognise the contribution of key employees of the Group;
- provide the Group with an alternative acquisition currency; and
- enhance the reputation of the individual SThree brands with clients and prospective employees through their association with a listed "parent" company.

The Company will receive no proceeds from the sale of the Offered Shares by the Selling Shareholders.

SUMMARY OF THE GLOBAL OFFER

The Global Offer comprises a sale of 39,718,732 Ordinary Shares by the Selling Shareholders and is being made by way of an offer to certain institutional investors in the United Kingdom and the rest of the world.

The Global Offer will be fully underwritten, subject to certain conditions, by UBS Limited and Investec Bank (UK) Limited (the "Underwriters"). All Offered Shares sold in the Global Offer will be sold at the Offer Price.

In connection with the Global Offer, Simon Arber and William Bottriell (together, the "Founders") have granted the Stabilising Manager the Over-allotment Option, exercisable for 30 days after publication of the Offer Price, to make available 5,957,808 additional Ordinary Shares at the Offer Price to cover over-allotments, if any, made in connection with the Global Offer and to cover short positions resulting from stabilisation transactions.

The Company, the Directors, the Founders, the Senior Managers and the Selling Shareholders (other than the Institutional Selling Shareholders and certain former employees of the Group) have entered into lock-up arrangements (representing 52.5 per cent. of the Ordinary Shares immediately following the Global Offer, assuming no exercise of the Over-allotment Option). These lock-up agreements last from the date hereof until 12 months after Admission (in the case of the Company, the Directors, Gary Elden, Gary Goldsmith and Timothy Lloyd) and until 6 months after Admission (in the case of the Founders, the other Senior Managers and the other relevant Selling Shareholders).

CURRENT TRADING AND PROSPECTS

The following section contains information that has been extracted from the Group's unaudited accounting records.

The Group's results of operations for the four months ended 30 September 2005 and the financial year to date have been in line with the historical, seasonal profile of the Group's results of operations. The Group's turnover for the four months ended 30 September 2005 was £109 million, compared with £86 million for the four months ended 30 September 2004, resulting in turnover for the ten months ended 30 September 2005 of £252 million, compared with £192 million for the same period in 2004. The Group's gross profit for the four months ended 30 September 2005 was £37 million, compared with £28 million for the same period in 2004, which resulted in gross profit of £83 million for the ten months ended 30 September 2005, compared with £61 million for the same period in 2004.

Part II

Risk Factors

An investment in Offered Shares is subject to a number of risks. Accordingly, prospective investors in Offered Shares should consider carefully all of the information set out in this Prospectus and the risks attaching to an investment in the Company, including, in particular, the risks described below, prior to making an investment decision. The information below does not purport to be an exhaustive list or summary of the risks to which an investment in the Offered Shares may be subject. Investors should consider carefully whether investment in the Company is suitable for them in light of the information in this Prospectus and the financial reserves available to them.

The Company's business, financial condition or results of operations could be materially affected by any of these risks. The trading price of the Ordinary Shares could decline due to any of these risks and investors may lose all or part of their investment.

This Prospectus also contains forward-looking statements that involve risks and uncertainties. See "Forward-Looking Statements". The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by the Group set out below and elsewhere in this Prospectus.

RISKS RELATED TO STHREE'S BUSINESS

An economic downturn could result in a reduction in demand for ICT or other staff on both a permanent and contract basis.

Demand for the Group's services is significantly affected by the general level of economic activity and economic conditions in the regions and sectors in which the Group operates. In particular, the permanent staffing business, which accounted for 43.5 per cent. of the Group's gross profit for the year ended 30 November 2004, is generally more sensitive to economic conditions than the contract staffing business, and can take longer to recover from an economic downturn. If there is an actual or perceived threat of an economic downturn, many companies hire fewer employees, fill fewer vacancies or make employees redundant. In addition, in view of the increased globalisation of businesses, an actual or perceived threat of economic downturn in one region can impact on hiring policies in another. The Group currently derives all of its turnover and operating profit from its operations in the United Kingdom and, to a lesser extent, Europe. Accordingly, any actual or perceived threat of economic downturn in these economies could adversely affect the Group's business, financial condition or results of operations, as well as its expansion plans.

Demand for staff in the Group's markets, and in particular the ICT and banking markets, may be negatively influenced by factors specific to the those markets.

In addition to being influenced by the overall economic cycle, demand for staff in the Group's markets, and in particular the ICT and banking markets, may be affected by issues specific to those markets. For example, companies operating in the United Kingdom and Europe may increase the number of ICT functions that they outsource to firms offshore, such as in India or Vietnam, where labour costs are generally lower than those in the United Kingdom or Europe. If a significant number of the Group's clients were to outsource ICT functions into markets where the Group does not currently operate, it could adversely affect the demand for the Group's services in the United Kingdom and Europe.

In addition, the ICT market has traditionally been cyclical, with periods of strong growth (for example, during the "dot-com boom" in the late 1990s, when companies were also seeking to ensure their computer systems were compliant for the year 2000 (Y2K)) followed by subsequent market contraction. The demand for ICT, banking or other specialist staff may lag behind the overall growth in the economy and the staffing market as a whole. Any such scenario may result in the Group having fewer opportunities to make permanent and contract placements, which could have a material adverse effect on the Group's business, financial condition and results of operations.

If the Group loses key personnel, its business may suffer.

The Group's operations are dependent on the experience, skills and knowledge of its executive officers and senior management who provide expertise and experience crucial to the Group's business and the implementation of the Group's strategy. The Group's ability to attract and retain business is significantly affected by local and personal relationships and the quality of service rendered. While

most senior employees of the Group are subject to terms of employment agreements, which may include certain restrictions that seek to prevent employees from being engaged in any business that competes with the Group or from soliciting employees or clients of the Group, these agreements do not preclude these employees from terminating their employment at any time and these restrictions may not be fully enforceable in certain jurisdictions or may only apply for a limited time. A departing employee may make use of knowledge gained whilst working for the Group, including through the Group's training programmes, and the knowledge of confidential client details in particular. The loss of the Group's key personnel may cause a significant disruption to the Group's business, resulting in an adverse effect on the Group's operations, including the Group's ability to establish and maintain client relationships or implement the Group's strategy.

If the Group is unable to recruit and retain skilled sales personnel, its business may suffer.

Competition for employees in all aspects of SThree's business is intense and, in line with the staffing industry, there is a certain amount of employee turnover. SThree may not be able to continue to attract and retain the required level of skilled personnel on terms that are acceptable to it. The Group may need to increase compensation or benefits as a result of competition for personnel. In addition, SThree's business plan depends upon its ability to expand its activities into new sectors and countries and to recruit and retain employees in new markets quickly enough and in sufficient numbers to meet its business objectives. Should the Group fail to recruit and/or retain suitable employees, and on terms that are acceptable to it, this could have a material adverse effect on the Group's ability to implement its strategy for expansion or on the Group's business, financial condition and results of operations.

The Group's success depends upon its ability to attract qualified candidates to meet the demand from its clients.

The Group depends upon its ability to attract qualified candidates who possess the skills and experience necessary to meet the staffing requirements of its clients. The Group must continually evaluate and upgrade its database of available qualified candidates to keep pace with changing client needs and emerging technologies. Competition for individuals with proven professional skills, particularly for candidates with ICT-related skills, is intense, and the Directors believe that demand for such individuals is likely to remain strong. There can be no assurance that qualified candidates will continue to be available to the Group in sufficient numbers and, in respect of contractors in particular, on terms of employment acceptable to the Group and the Group's clients.

The Group's turnover and results of operations may be unpredictable.

The Group generally does not have contracts with clients guaranteeing any minimum number of position listings or providing SThree with an exclusive arrangement to fill positions, and the Group's clients will often choose to list positions with more than one staffing business. In addition, a portion of the Group's turnover comes from fees that are contingent upon the successful placement of a candidate in a position. Accordingly, the Group's margins and results of operations may vary significantly from period to period. In addition, it may be difficult for the Company to develop accurate forecasts and budgets, which could result in less efficient deployment of personnel and other resources.

The Group's current operations and strategy for expansion in Europe may not be successful.

A key element of the Group's strategy is the continued expansion in existing and, where appropriate, new European markets. In the early years of operation in a new market, turnover generated cannot be expected to off-set the expense of establishing and maintaining such new operations and this could have a negative impact on the Group's financial condition and results of operations. Other risks inherent in expansion across Europe include:

- the Group's business model for expansion in the United Kingdom not being effective in certain European business environments;
- unexpected changes in regulatory requirements;
- difficulties in staffing and maintaining foreign operations;
- difficulties in relation to the enforcement of contracts;
- potentially adverse tax consequences;

- changes in laws and policies affecting trade and investment in jurisdictions in which the Group operates;
- exposure to varying legal standards and regulations in jurisdictions in which the Group operates;
- competition from local and other international recruiting services; and
- language and cultural differences.

Intense competition may harm the Group's business, and the ICT staffing services market is highly competitive with limited barriers to entry, potentially limiting the Group's ability to maintain or increase its market share or profitability.

The ICT staffing services market is highly competitive and highly fragmented, with limited barriers to entry, particularly in the light of the increased use of the internet and the development of on-line recruitment agencies and on-line job-boards. The Group competes in national, regional and local markets with both permanent and contract staffing agencies, as well as on-line recruitment companies and employers who have developed their own on-line recruiting offerings internally. Some of the Group's current and potential competitors may have longer operating histories, significantly greater financial, technical, marketing and other resources and larger client bases than the Group does. The Directors believe that there is scope for more business consolidation among the established players in the recruitment industry and for the development of new recruitment businesses, in particular in the field of on-line recruitment. Accordingly, new competitors may emerge and acquire significant market share quickly.

Particularly in terms of the contract recruitment market, some of the Group's competitors operate a business model that aims to win market share by reducing margins. This may have the effect of reducing the overall margins the market will accept which, in turn, may negatively impact on the Group's margins and profits.

The Group also expects competition to increase as recruitment companies that currently specialise in a specific country expand their operations to include additional parts of Europe. In addition, the development of new competing technologies by market participants or the emergence of new industry standards may adversely affect the Group's competitive position. Increased competition could result in reduced margins on the Group's services, loss of market share or less use of the Group's services by individuals and clients. If the Group is not able to compete effectively with current or future competitors as a result of these or other factors, it could have a material adverse effect on the Group's business, financial condition and results of operations.

If the Group cannot effectively manage its growth, its business could be adversely affected.

The Group has achieved significant growth over the last 19 years, exclusively through organic development, and intends to expand its presence primarily in this way and also through potential acquisitions. The successful implementation of the Group's growth strategy depends on, among other factors: (i) identifying geographic territories and areas of business where the Group sees opportunities for growth; (ii) hiring, training and retaining qualified personnel; (iii) identifying industry needs for professional recruitment; (iv) investing in technology; and (v) generating a satisfactory return on these investments. There can be no assurance that the Group will continue to be successful in implementing this strategy, or that even if successfully implemented, this strategy will produce favourable financial results. The failure of the Group to continue to improve and upgrade its internal systems, procedures and controls, open new offices, develop new and existing disciplines, integrate new operations or otherwise manage growth successfully could have a material adverse effect on the Group's business, financial condition and results of operations.

The future growth of the Group will result in new and increased responsibilities for the Group's management team as well as increased demands on the Group's internal systems, procedures and controls, and on its managerial, administrative, financial, marketing, information and other resources. Significant time and attention is also required for the Directors to implement the Group's expansion strategy. These responsibilities and demands, including the diversion of management attention from existing business operations during any expansion process, could have a material adverse effect on the Group's business, financial condition and results of operations.

The Group may not be able to identify, undertake or complete relevant acquisitions, joint ventures or strategic alliances in the future, which could limit the Group's growth prospects.

To date, the Group's growth has been organic, but the Directors intend to review acquisition prospects, joint ventures and strategic alliances that they believe will complement the Group's existing business and increase turnover and margins. It is not certain that the Group will be able to identify, undertake or complete appropriate joint ventures, acquisitions or alliances, or that the Group will be able to finance these transactions successfully. A failure to identify or finance future transactions may inhibit the Group's growth.

Acquisitions involve significant risks and uncertainties, including, among others, uncertain valuation, legal liabilities, transactional and integration costs, the ability to retain and motivate existing management of the acquired company, potential dilution of the existing SThree culture, diversion of management attention, and loss of or inability to achieve anticipated benefits. There can be no assurance that any acquisition can be successfully integrated into the Group. In addition, there can be no assurance that businesses acquired in the future will achieve anticipated turnover and earnings.

SThree's financial results could fluctuate as a result of changes in foreign exchange rates.

SThree currently presents its consolidated financial statements in pounds sterling. Some of SThree's operations are conducted in European countries that use the euro as their functional currency. In recent years the value of the pound sterling, as measured against the euro, has been subject to fluctuation. As a result, fluctuations in the relative value of the euro to the pound sterling will be significant to SThree because these fluctuations affect the translation of the results of SThree's non-UK operations into pounds sterling when SThree prepares its consolidated financial statements. In addition, these fluctuations could, among other things, affect the comparability of SThree's performance between financial periods and cause SThree's earnings to fluctuate in pounds sterling terms. Therefore, there can be no assurance that SThree's pounds sterling-reported financial results will not fluctuate from year to year as a result of changes in exchange rates, particularly as the Group expands its operations outside of the United Kingdom.

The Group may be liable as a result of information retrieved from or transmitted over the internet.

Any of the SThree brands could be sued for the content that is accessible from its websites and through links to other internet sites or through content and materials that may be posted in chat rooms or on bulletin boards, particularly on the on-line job-boards. The Group's insurance does not specifically provide for coverage of these types of claims and therefore may not adequately protect the Group against them. In addition, the Group could incur significant costs in investigating and defending such claims, even if the Group ultimately is not liable. If any of these events occurs, it could have a material adverse effect on the Group's business, financial condition and results of operations.

If on-line security measures fail to protect user information, the Group could be legally liable, its reputation and the SThree brands could be damaged and the Group could lose access to candidates and clients.

To gain and keep potential candidates and clients, the Group needs to provide secure transmission of confidential information over public networks. Any failure to prevent security breaches could harm the Group's business. Currently, a significant number of potential candidates maintain personal information on the Group's databases by registering their *curricula vitae* ("CVs") with the Group. The Group's network also stores confidential information about its clients. If unauthorised persons penetrate the Group's network security, they could potentially misappropriate proprietary information, personal information about the Group's candidates and confidential information about the Group's clients and thus cause interruptions in the Group's services. Any such compromise of the Group's security could harm the Group's brands and/or their reputation, discourage the Group's clients from using its services and give rise to liability under data protection legislation. The Group may need to expend additional resources to protect against security breaches to its websites or internal networks or to address problems caused by breaches. Security breaches could also expose the Group to litigation.

The Group may not be able to protect its intellectual property rights or may be in breach of intellectual property rights owned by third parties.

The steps the Group has taken, or is taking, to protect its intellectual property may be inadequate to prevent the misappropriation of its proprietary information or other intellectual property rights. Any misappropriation of the Group's intellectual property could have a negative effect on the Group's

business, its operating results and the value of the SThree brands. Some jurisdictions may not have adequate laws to protect the intellectual property rights of the Group, and policing unauthorised use of intellectual property, particularly on the internet, is difficult and expensive. Furthermore, in future the Group may need to go to court to enforce its intellectual property rights, to protect trade secrets or to determine the validity or scope of the proprietary rights of others. In addition, the Group may infringe the intellectual property rights of third parties. Any litigation relating to the Group's intellectual property, whether instigated by the Group to protect its rights or arising out of alleged infringement of third-party rights, might result in substantial costs and the diversion of resources and management attention.

The trademark registrations owned by the Group cover some, but not all, of the trademarks that it uses. Where the Group does not have registered trademark protection for its brands, it must rely on any unregistered trademark rights it may have under laws of passing-off, unfair competition, the protection of well-known marks and similar rights. The Group may not satisfy the requirements of the relevant jurisdiction for bringing legal proceedings to enforce such unregistered rights.

Further, the Group has registered a range of domain names. It is possible that the Group's domain names could infringe a prior third-party trademark registration or unregistered trademark. The global nature of the internet means competing or conflicting intellectual property rights can exist anywhere and are very difficult to monitor. Depending on the laws of the particular jurisdiction, the Group might not be able to offer products and services under a domain name that incorporates an SThree brand name or an SThree-related name.

The Group depends on its information systems and a systems failure or failure of the Group to develop or enhance its information systems could interrupt the Group's ability to deliver its services and generate turnover.

The Group's success depends in part upon its ability to store, retrieve, process and manage substantial amounts of information. To achieve its strategic objectives and to remain competitive, SThree must continue to develop and enhance its information systems, which may require the acquisition of equipment and software and the development, either internally or through independent consultants, of new proprietary software. No assurance can be given that the Group will be able to continue to design, develop, implement or utilise, in a cost-effective manner, information systems that provide the capabilities necessary for the Group to compete effectively. Any failure in this regard or any interruption or loss of the Group's information processing capabilities, for any reason, could have a material adverse effect on the Group's business, financial condition and results of operations.

As a holding company, the Company relies on the ability of its operating companies to generate earnings and pay dividends, and any decline in the earnings of the Company's operating companies or their ability to make these payments could materially and adversely affect the Company's earnings and operational flexibility.

The Company is a holding company with no operations of its own. Accordingly, the Company's principal source of turnover to pay dividends on the Ordinary Shares to its shareholders will be dividends it receives from its subsidiaries. If earnings from these operating companies were to decline, the Company's earnings and cash flow would be materially and adversely affected, and the Company may not be able to meet its obligations or pay dividends. There may be little correlation between the Group's consolidated financial results for a period and the amount of funds actually paid or payable as dividends to the Company.

RISKS RELATED TO LEGAL AND REGULATORY MATTERS

The Group operates in complex regulatory environments in Europe, which could cause its operations to become more complicated, burdensome and expensive.

The Group operates in relatively complex regulatory environments in Europe. See Part V – "Business of SThree – Regulation – Europe". There can be no assurance that all of the SThree brands will be deemed to have complied with all relevant laws and regulations, including obtaining relevant permits and/or licences to conduct the Group's business, or that candidates the Group places will be deemed to have complied with applicable laws and regulations. To the extent that any such failure to comply with all relevant laws and regulations prevents or hinders the Group's operations in the relevant country, or results in adverse judicial or administrative action against the Group, the Group's results of operations, financial position, public reputation or overall business activities may be adversely affected. The Group may also be exposed to penalties and/or fines in respect of any such failures to comply with relevant laws and regulations.

Compliance with these regulatory environments may result in significant additional costs or delays in implementing the Group's operating or expansion plans. If the costs associated with compliance in a particular jurisdiction are disproportionately high in comparison to the value of the business the Directors perceive in that market, it may adversely affect the Group's strategy for expansion in a particular market.

Government regulations across Europe may result in the prohibition or restriction of certain types of employment services or the imposition of additional licensing or tax requirements that may reduce the Group's future earnings.

Changes in legislation and regulation of the Group's business and/or a change of tax authority practice in any of the jurisdictions across Europe in which it operates may be introduced from time to time by the legislatures or tax authorities of such jurisdictions which, if they occur, could have a material adverse effect on the provision of specialist staffing services in such jurisdictions, in general, and for the Group's operations, in particular. Such legislative or regulatory changes could include, among others, the prohibition or restriction of certain types of employment services that may be provided or the ability to charge for those services, or the imposition of new or additional licensing requirements or taxes with respect to the provision of recruitment services (for example, sales or value-added tax). There can be no assurance that the Group will be able to increase the fees charged to its clients in a timely manner and in a sufficient amount to cover increased costs as a result of any of the foregoing.

The Group may be exposed to taxation-related liabilities and costs that could materially affect its business, reputation and results of operations.

While the Group has placed a small number of contractors who are taxed as employees of the Group and who are paid through the Group's pay-roll, the vast majority of contractors placed by the Group work through limited companies which have been specifically set up by the contractors concerned or by a third party to serve the needs of those independent contractors. There is a risk, particularly in Europe, that the Group and/or its clients may be deemed to be the employer(s) of those contractors who work under such limited companies. This may lead to the Group and/or its clients being exposed to claims for non-payment of tax or National Insurance Contributions ("NICs") or the equivalent in the relevant European jurisdiction by, or on behalf of, those contractors and as a result, some of the Group's clients, particularly those in Europe, have required, and may continue to require, the Group to indemnify them against any liability for such claims. See Part V – "Business of SThree – Regulation". To the extent that the Group is held to be liable for such payments of tax or has to make payments as a result of such indemnities, it could have a material adverse effect on the Group's business, financial condition and results of operations.

Government regulation may restrict the Group's ability to collect and use data that is of commercial use to it.

The Group's operations in the United Kingdom and the European Union are subject to a number of laws relating to data protection and direct marketing, including the Directive on the protection of individuals with regard to the processing of personal data and the free movement of such data, adopted on 24 October 1995 (the "Data Protection Directive") and the Directive on the protection of privacy and the processing of personal data specifically in the electronic communications sector, adopted on 12 July 2002 (the "Privacy and Electronic Communications Directive"). The requirements of this legislation may affect the Group's ability to collect and use personal data in a way that is of commercial use to the Group. Furthermore, the legislation may make it difficult for the Group to market its business, particularly by email. See Part V – "Business of SThree – Data Protection".

In addition, although the Directives harmonise data protection laws across the European Union, there is still variation between Member States in the implementation of the Directives into national law. The Group may therefore be obliged to comply with substantially different legislative requirements in each of the Member States in which it operates.

Breach of data protection legislation could result in the relevant SThree brand or the Group being subjected to claims from individuals that it has infringed their rights in relation to data protection, and the relevant SThree brand or the Group could face administrative proceedings initiated against it by any relevant national data protection regulator. Breach of certain provisions of the data protection legislation could also result in criminal liability in certain countries. In addition, any enquiries made, or proceedings initiated by, individuals or a regulator may lead to negative publicity for the Group,

which could have a material adverse effect on the Group's reputation, business, financial condition and results of operations.

The legal limitation regarding "temporary to permanent", "temporary to temporary" or "temporary to third party" fees chargeable by the Group's businesses in Europe may materially affect the Group's business and results of operations.

In some of the countries in Europe where the Group operates, the ability of the SThree brands to charge and recover "temporary to permanent", "temporary to temporary" and "temporary to third party" fees is prohibited or difficult. As a result, in some countries contractors who have been placed by the Group may be able to transfer their services either to a competitor of the Group or to a third party, with the Group being entitled to no compensation from the competitor or the third party for the resultant loss of business. The Group's competitors may target the Group's clients and offer to place the Group's contractors at a rate that is lower than the rate then charged by the Group. Alternatively, third parties, such as systems implementation consultancies, may look to take over the contractors from the Group for the purposes of project-based or outsourcing assignments. The Group's clients may also try to use the prospect of freely transferring the Group's contractors to a competitor of the Group or to a third party to reduce the margins charged by the Group on both then current and future business. The developments described above could have a material adverse effect on the Group's business, financial condition and results of operations.

In some sectors, particularly banking and finance, the Group's clients often require the relevant SThree brand to supply contractors on an "unlimited liability" basis.

Certain of the SThree brands have supplied contractors to certain of their clients on an "unlimited liability" basis. Although the Group has taken out insurance against such an eventuality, in the event that one of those SThree brands was held to be liable for a loss arising from an act attributable to one of its contractors, it could have a material adverse effect on the Group's business, financial condition and results of operations.

RISKS RELATED TO THE GLOBAL OFFER

The Directors and certain members of senior management together own and control a substantial amount of the Ordinary Shares, and therefore have the ability to make decisions that may adversely affect the market price of the Ordinary Shares.

Following the Global Offer, 15.6 per cent. of the outstanding Ordinary Shares of the Company will be owned by the Directors and certain members of senior management. The ownership of a substantial percentage of the Ordinary Shares by such holders may have the effect of delaying, deferring or preventing a change in control of the Group, may discourage bids for Ordinary Shares or may adversely affect the market price of the Ordinary Shares.

There has been no prior market for the Ordinary Shares and an active trading market for them may not develop and continue.

Prior to the Global Offer, there has been no public market for the Ordinary Shares. The Ordinary Shares are expected to be listed on the Official List and to trade on the London Stock Exchange. Unconditional trading is expected to begin at 8.00 a.m. on or about 16 November 2005. However, the Directors can give no assurance that an active or liquid trading market for the Ordinary Shares will develop or, if it develops, will be sustained following the Global Offer. The Offer Price may not be indicative of the market price for the Ordinary Shares at any time following Admission. If an active trading market does not develop or continue, the liquidity and trading price of the Ordinary Shares could be adversely affected.

The market price of the Ordinary Shares may be highly volatile.

The trading price of ordinary shares sold in an initial public offering is frequently subject to volatility for a period of time following the offering. The trading price of the Ordinary Shares may be subject to wide fluctuations and influenced by a large number of factors, some specific to SThree and its operations and some which may affect the professional recruitment sector, or quoted companies generally. These factors could include, without limitation, the performance of SThree's development programmes, interim variations in SThree's results of operations and those of the Group's competitors, large purchases or sales of Ordinary Shares, currency fluctuations, regulatory changes in the recruitment industry and general economic conditions. These market fluctuations may adversely

affect the market price of the Ordinary Shares regardless of the Group's actual performance. Prospective investors should be aware that they may not be able to resell any Ordinary Shares at or above the Offer Price.

Sales of a substantial number of the Ordinary Shares into the public market after the Global Offer could adversely affect the price of the Ordinary Shares.

Sales of a substantial number of the Ordinary Shares into the public market after the Global Offer or following the termination of the lock-up restrictions in the underwriting agreement dated 10 November 2005 between, *inter alia*, the Company, the Directors, the Founders, the Selling Shareholders and the Managers (the "Underwriting Agreement"), or the perception that such sales could occur, could materially adversely affect the price of the Ordinary Shares and impair the ability of the Group to obtain capital through future placings of equity securities. These sales could be made either by existing shareholders or by a capital increase undertaken by SThree to raise additional capital, subject to the terms of the lock-up agreements, which restrict sales of Ordinary Shares held by the Company, each Director, the Founders, each Senior Manager and certain Selling Shareholders.

The Company may issue additional Ordinary Shares, which could result in dilution to holders of Ordinary Shares.

Following Admission, the Directors expect to continue periodically to enter into transactions with Group employees permitting them to invest at the market rate in new or existing subsidiaries of the Group. In certain cases, the Company may issue Ordinary Shares to purchase these minority shareholdings. See paragraph 5.7 "Minority shareholdings" in Part X – "Additional Information". In addition, as part of its acquisition strategy, the Company may issue additional Ordinary Shares or other securities convertible or exchangeable into Ordinary Shares, as consideration in any relevant acquisitions. See Part V – "Business of SThree – Strategy of the Group — Explore Selective Acquisitions". Any such issues of Ordinary Shares will result in dilution to investors purchasing Ordinary Shares in the Global Offer and may adversely affect the market price of the Ordinary Shares.

The Company cannot assure investors that it will make dividend payments in the future.

The Company's dividend payments to shareholders will depend upon a number of factors, including its financial condition and results of operations, contractual restrictions and other factors considered relevant by the Directors. Under English law, any payment of dividends would be subject to the Companies Act 1985, as amended (the "Companies Act"), which requires that all dividends be recommended by the Directors and approved by the shareholders. Moreover, under English law, the Company may pay dividends on its Ordinary Shares only out of profits available for distribution determined in accordance with the Companies Act. Although SThree's management intends to continue paying dividends to shareholders following the Global Offer, there is no assurance that the Company will declare and pay, or have the ability to declare and pay, any dividends on the Ordinary Shares in the future.

Part III

Directors, Secretary, Registered Office and Advisers

BOARD OF DIRECTORS

Sir Anthony Cleaver, Non-Executive Chairman
Russell Clements, Chief Executive Officer
Michael Nelson, Chief Finance Officer
Sunil Wickremeratne, Chief Operating Officer
Brian McBride, Non-Executive Director
The Baroness Noakes, D.B.E., Non-Executive Director and Senior Independent Director

all of 41-44 Great Windmill Street, London W1D 7NB

COMPANY SECRETARY

Ian Colletts

REGISTERED OFFICE

41-44 Great Windmill Street
London W1D 7NB

SPONSOR, FINANCIAL ADVISER, BOOKRUNNER AND GLOBAL CO-ORDINATOR

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

CO-LEAD MANAGERS

Investec Bank (UK) Limited
2 Gresham Street
London EC2V 7QP

Oriel Securities Limited
125 Wood Street
London EC2V 7AN

UK LEGAL ADVISERS TO THE COMPANY

Linklaters
One Silk Street
London EC2Y 8HQ

UK LEGAL ADVISERS TO THE MANAGERS

Clifford Chance LLP
10 Upper Bank Street
London E14 5JJ

AUDITOR AND REPORTING ACCOUNTANT

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

PRINCIPAL BANKERS

Barclays Bank PLC
54 Lombard Street
London EC3P 3AH

REGISTRARS

Capita IRG
1 Churchill Place
London E14 5HP

Part IV

Expected Timetable of Principal Events

Latest time and date for the receipt of indications of interest under the Global Offer	5.00 p.m. on 10 November 2005
Announcement of the Offer Price and notification of allocations	11 November 2005
Prospectus containing, *inter alia*, the Offer Price published	11 November 2005
Conditional dealings in Ordinary Shares commence	11 November 2005
Admission and expected commencement of unconditional dealings	8.00 a.m. on 16 November 2005
Crediting of Ordinary Shares to CREST accounts	16 November 2005
Where applicable, definitive share certificates available for despatch from or as soon as practicable after	16 November 2005

Each of the times and dates in this timetable is subject to change. All times are London times.

It should be noted that if Admission does not occur, all conditional dealings will be of no effect and any such dealings will be at the sole risk of those concerned.

Global Offer Statistics

Offer Price	200p
Number of Ordinary Shares being offered by the Selling Shareholders in the Global Offer	39,718,732
Number of Ordinary Shares subject to the Over-allotment Option	5,957,808
Market capitalisation of the Company	£275.9 million

Part V

Business of SThree

OVERVIEW OF THE GROUP

SThree is one of the leading ICT staffing businesses in the United Kingdom based on turnover. SThree provides both permanent and contract specialist staffing services in the United Kingdom and Europe primarily in the ICT sector and, to an increasing extent, the banking and finance, accountancy, human resources and engineering sectors. The Group consists of 12 separately managed and, in certain cases, competing businesses that operate under individual brands. For the year ended 30 November 2004 and the six months ended 31 May 2005, the Group had turnover of £242.4 million and £143.5 million, respectively, and gross profit of £75.9 million and £46.0 million, respectively.

The Group has developed its multi-brand approach over a number of years in order to, among other things, expand the Group's business, foster an entrepreneurial culture among its employees and retain key personnel. The majority of brands have evolved out of the Group's existing businesses. Each brand operates independently, but they share common services with the Group such as finance, information services, human resources and legal.

The Group's three largest brands based on turnover are Computer Futures, Progressive and Huxley. The following table sets out the percentage of the Group's turnover and gross profit accounted for by Computer Futures, Progressive and Huxley for the dates indicated.

	For the year ended 30 November 2004	For the six months ended 31 May 2005
	(%)	
SThree Brand		
Computer Futures		
Turnover	37.0	32.5
Gross profit	33.7	32.1
Progressive		
Turnover	21.9	21.5
Gross profit	21.1	20.0
Huxley		
Turnover	18.2	19.9
Gross profit	22.2	23.1

For the year ended and as at 30 November 2004, the Group made 4,460 permanent placements and had 3,735 active contractors, and for the six months ended and as at 31 May 2005, the Group made 2,633 permanent placements and had 3,777 active contractors. For the year ended 30 November 2004, 56.5 per cent. and 43.5 per cent. of the Group's gross profit was accounted for by contract and permanent recruitment, respectively, and for the six months ended 31 May 2005, 56.2 per cent. and 43.8 per cent. of the Group's gross profit was accounted for by contract and permanent recruitment, respectively. As at 31 May 2005, the Group had 612 sales consultants and over 4,000 clients.

HISTORY AND DEVELOPMENT OF THE GROUP

SThree plc (formerly SThree Limited) is the parent company of multiple direct and indirect subsidiaries, which currently operate under 12 individual brands. The following history sets out key developments in the history of the Group and of its 12 brands.

In November 1986, Simon Arber and William Bottriell founded Computer Futures, which provided permanent ICT recruitment services to clients based in London and elsewhere in Southeast England. Shortly after the establishment of Computer Futures, Russell Clements, the Company's current Chief Executive Officer, joined as a sales consultant. In September 1990, Mr. Arber and Mr. Bottriell, together with Sunil Wickremeratne, the Company's current Chief Operating Officer, founded Progressive.

In 1993, Computer Futures expanded its activities to include ICT contract recruitment. In August 1994, Computer Futures opened its first UK regional office in Bristol and in December of that year,

Mercer Gray Limited ("Mercer Gray") was formed to sell recruitment advertising campaigns in the ICT trade press to clients in the United Kingdom.

In August 1995, Huxley was founded to focus on ICT staffing within the banking and finance market in London and in January 1997, Pathway Resourcing Limited ("Pathway") was founded. By the end of 1997, Computer Futures and Progressive had opened three additional offices in the United Kingdom, as well as the Group's first European office in Brussels. Progressive also opened an office in Birmingham in that year.

In July 1998, Real I.T. Resourcing Limited ("Real I.T. Resourcing") was established and by the end of that year, Computer Futures had opened offices in Edinburgh and Dublin, and Huxley and Progressive had opened four additional offices in the United Kingdom.

In September 1999, the six SThree brands existing at that time were brought into a group structure under a new parent company, SThree Limited.

In January 2000, Staff Search Group Limited ("Staff Search Group") was founded and in April 2000, Strategic Resource Group Limited ("Strategic Resource Group") was founded. Also in that year, Computer Futures opened offices in Frankfurt and Amsterdam, and Progressive opened an office in Leeds.

In March 2001, Orgtel Limited ("Orgtel") was founded and also in that year, Mercer Gray ceased operations due to a shift in the recruitment advertising market from paper-based media to the internet. In response to this trend, in November 2002, the Group established Jobboard Enterprises Limited ("Jobboard Enterprises"), which operates The ITJobBoard. By the end of 2002, Progressive, Pathway and Huxley had opened a total of four new offices in the United Kingdom and Huxley had opened an office in Amsterdam.

In December 2002, J P Gray Limited ("J P Gray") was established to serve as the Group's first brand to focus on the accountancy recruitment market and in June 2003, Madison Black Limited ("Madison Black") was established. Also in 2003, Computer Futures opened an office in Paris and Real I.T. Resourcing opened an office in Nottingham.

In March 2004, Progressive opened its office in Munich and in December 2004, Tactical Resource Limited ("Tactical") was founded. In 2005, Progressive opened an office in Amsterdam.

OVERVIEW OF THE PERMANENT AND CONTRACT STAFFING MARKETS IN THE UNITED KINGDOM AND EUROPE

The following section contains forward-looking statements, including statements about the Company's beliefs and expectations. Forward-looking statements involve inherent risks and uncertainties and speak only as at the date they are made. A number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements. In particular, SThree's results of operations may not be consistent with predicted market trends. See "Forward-Looking Statements".

United Kingdom

The UK Staffing Market

The UK staffing market is one of the largest and most developed staffing markets in the world based on the gross estimated revenue earned by recruitment agencies (source: Recruitment International). The REC estimates that the total size of the UK staffing market for the year ended 31 March 2004 was approximately £24.5 billion based on turnover. This followed difficult conditions in 2002 and a significant recovery in 2003 and 2004, with an increase in estimated total turnover in the industry of 6.6 per cent. on a year-over-year basis for the year ended 31 March 2004 (sources: Key Note R.A.T., REC).

The Directors believe there has been historically a strong correlation between staffing market growth and gross domestic product ("GDP") growth. Key Note forecasts that both the temporary and contract recruitment and permanent recruitment markets in the United Kingdom will increase in value in the medium term, to achieve market values by turnover of approximately £25.6 billion and approximately £1.87 billion, respectively, by the end of 2009 (source: Key Note R.A.T., Key Note R.A.P.).

The UK staffing market is a highly fragmented market, in part due to low barriers to entry. The requirement for recruitment firms to obtain a licence in the United Kingdom was withdrawn in 1995. According to Recruitment International, in 2004 there were approximately 9,800 staffing agencies out

of which only approximately 250 staffing companies had turnover in excess of £10 million, with the top five businesses accounting for less than approximately 16.0 per cent. of the overall staffing market.

The UK Specialist Staffing Market

Specialist and professional staffing account for a significant portion of the overall staffing industry in the United Kingdom. Specialist staffing businesses in the United Kingdom include Michael Page Limited (primarily accounting), Hays plc (primarily finance), Spring Group plc (primarily IT) and Nestor Healthcare Group plc (primarily healthcare). The Directors believe that there has been a trend among generalist staffing companies to increase their level of specialisation, due to several factors, including the higher margins generally available in the specialist staffing sector and the typically higher absolute gross profit due to higher bill rates for more skilled contractors.

The UK ICT Staffing Market

In the United Kingdom, the ICT staffing market is highly developed and represents a significant share of the specialist staffing sector (source: REC). Key Note estimates that the UK ICT staffing market was worth approximately £4.0 billion for the year ended 31 December 2004, following estimated growth of 20.1 per cent. in 2004 over 2003 (source: Key Note M.A.). Key Note predicts that the ICT staffing market will continue to grow at a faster rate than the overall UK staffing market, with an expected increase of approximately 40.8 per cent. from December 2005 to December 2009, achieving a market value of approximately £6.2 billion in December 2009 (source: Key Note M.A.).

According to Key Note, the UK ICT staffing market is still experiencing a significant skills shortage despite a decrease in the demand for ICT contractors from 2001 to 2003 (sources: Key Note M.A., Key Note R.A.P.). The Directors believe that this ICT skills shortage in the United Kingdom, which is part of a global shortage of ICT labour, will continue to drive sector growth as companies compete for scarce resources.

The demand for ICT staff is particularly affected by the ICT industry's high rate of staff turnover or "churn". According to Key Note, there is currently a high rate of staff turnover in the ICT market in the United Kingdom (source: Key Note M.A.). In addition, employment opportunities are expanding for ICT staff, and consequently, candidates are seeking out higher-paid jobs that focus on developing their skills (source: Key Note M.A.). The Directors believe that the rapid pace of technological change means that in order to increase job security and maximise rates of pay, ICT professionals must ensure that their technological expertise is as up to date as possible, and that this may lead to frequent job changes as ICT staff seek opportunities to work with new software and new technology.

In response to this high rate of staff turnover, many organisations have come to rely on specialist ICT staffing businesses to supply ICT professionals. Specialist ICT staffing businesses help reduce their clients' need for internal recruitment resources, which the Directors believe is particularly important to SMEs, which may not have sufficient resources internally to recruit and hire the staff they need.

Europe

In Europe, the staffing markets, and the ICT staffing markets in particular, are at varying stages of maturity, and have varying levels of competition.

The Directors believe that certain markets, such as those in France and Belgium are relatively mature, with the role of ICT staffing businesses being reasonably well established, albeit not at the same level as in the United Kingdom. Conversely, in countries such as Germany, Spain and Italy, the liberalisation of labour market legislation is a relatively recent development and the Directors believe that the ICT staffing markets in these countries are comparatively underdeveloped and represent good growth opportunities.

The Directors believe that recent market deregulation in the staffing market in Germany and other factors such as low penetration of staffing agencies and the size of the German economy are conducive to the creation of medium-term growth in the German specialist staffing sector.

GROUP STRUCTURE

The Group currently has 12 separately branded businesses, of which seven are wholly owned by the Company and five are partially owned, in the majority of cases, by senior management of the respective company. Each of the SThree brands has an operating board, which reports, directly or through another SThree brand, to the Executive Committee of the Group (the "Executive Committee"). The operating boards preside over operational day-to-day matters, but any material non-ordinary course business, for example, a significant potential capital expenditure, is referred to the Group's Executive Committee for approval in accordance with set parameters and operational guidelines. Further, certain material matters are reserved for the Board of the Company (the "Board").

From its head office in London, SThree has implemented a centralised management structure and shared services that support each of the SThree brands. The Group's shared services include finance, information services, human resources and legal.

Creation of New Brands

Since the establishment of Computer Futures in 1986, additional SThree brands have been established in response to growth opportunities the management of SThree has identified. The Directors believe that the Group's multi-brand strategy has been a significant factor in its success to date. See "– Competitive Strengths – Multi-brand Strategy".

Entrepreneurial employees within the Group often create ideas for new business opportunities, which the Group may elect to pursue and develop. The Group has historically set up new brands for the purpose of pursuing these new ideas, which have typically evolved out of one of the existing SThree businesses. For example, J P Gray was established as a result of an idea presented to the Directors by certain senior managers of Computer Futures, who were then given the opportunity to manage and develop the new brand. Following establishment of a new SThree brand, the new management team will receive guidance and advice from the management of the Group, as well as access to the Group's central services.

The decision to launch a new SThree brand is based on a number of considerations and in particular: a perceived market opportunity and one or more employees whom management believes have the entrepreneurial ability and demonstrated skills to succeed in building a new brand. The new business may begin with a niche specialisation, which the management or the Directors believe is under-developed within the Group. Alternatively, the new SThree brand may have a general brief with no specific differentiation in terms of target market from the other existing SThree brands within the Group and may compete directly with other SThree brands and the Group's external competitors. However, prior to the establishment of any new brand, the Directors will consider the extent to which, if any, the new brand could take candidates, clients or employees from existing SThree brands.

New SThree brands typically share the following characteristics:

- high performing existing employees who have been identified by the management of the Company as having the skills to establish a new SThree brand;
- a separate trading company with independent legal and trading status;
- immediate access to the Group's infrastructure and centralised services; and
- one or more of the Directors and senior managers from the Group as board members of the new SThree brand.

Typically, the management of a new SThree brand will be given, at the discretion of management of the Company, the opportunity to invest in the new SThree subsidiary (either at the time of establishment of the new brand or when certain performance criteria have been achieved by the new brand). See paragraph 5.7 of Part X – "Additional Information".

COMPETITIVE STRENGTHS

The Directors believe that SThree has a number of competitive strengths, including:

Multi-brand Strategy

The Directors believe that the Group's multi-brand model delivers a number of competitive advantages that should continue to have a positive influence on the Group's business in the future. In particular, the Directors believe that SThree's multi-brand strategy has resulted in the following:

- *entrepreneurial culture* – the Directors believe that giving employees the opportunity to set up new SThree brands fosters entrepreneurial behaviour and has frequently been successful in retaining key individuals who might otherwise have left to compete against the Group;
- *replicable business model* – the Directors believe that the multi-brand strategy allows new business models and markets to be tested by one SThree brand before being implemented by other SThree brands, thereby permitting brands to benefit from other brands' experiences. For example, Computer Futures is currently leading the Group's European expansion by establishing multiple European offices. The lessons learned in this process have been shared with the other SThree brands and have contributed to and facilitated the opening of Progressive offices in Amsterdam and Munich and a Huxley office in Amsterdam;
- *benchmarking and comparative analysis* – the Group's multi-brand strategy allows management opportunities for bench-marking and performance monitoring of individual brands on a like-for-like basis, facilitating more efficient decisions regarding the deployment of the Group's resources. The Directors believe that the Group's multi-brand strategy enables the performance of individual brands to be closely monitored on an ongoing basis in a sophisticated manner, which is critical to successful decision-making, business prioritisation and the maximisation of Group profitability;
- *wider market penetration* – the multi-brand approach allows the Group to address a wider market audience, both in terms of clients and candidates. For example, candidates will typically submit their details to multiple staffing agencies, which could include a number of SThree brands. In addition, a client may desire to use multiple staffing suppliers and given that each SThree brand operates as a separate business, more than one SThree brand could be included on the client's preferred supplier list ("PSL"); and
- *realisation of Group-wide benefits* – the Group's centralised management and shared services allow SThree to realise certain Group-wide benefits, including achieving certain economies through initiatives such as centralised procurement of advertising. In addition, new SThree brands benefit from the Group's pre-existing centralised functions. New brands do not have to make significant capital and operating expenditures or expend additional management time establishing these functions, which in turn helps to minimise the financial and commercial risks associated with establishing a new brand.

Leading Position in the UK ICT Staffing Market With Well Established Core Brands

SThree is one of the leading ICT staffing businesses in the United Kingdom based on turnover. In addition, the Directors believe that the Group's three largest brands based on turnover, Computer Futures, Progressive and Huxley, which were founded in 1986, 1990 and 1995, respectively, are well established and respected brands in the ICT market in the United Kingdom. The Directors believe that the Group's market position enhances visibility and helps it to attract high quality clients, candidates and employees. The Directors believe that market visibility is particularly important as the competition for candidates becomes more intense and clients are attracted to those specialist staffing businesses perceived to have access to a large number of skilled candidates, the ability to source candidates quickly and specialist sector expertise. Further, the Directors believe that SThree's market position in the United Kingdom will help it to expand into new sectors and geographic areas.

Diverse, Targeted Client Base With High Proportion of SME Clients

As at 31 May 2005, the Group had over 4,000 clients in six countries, comprising primarily SMEs, which the Group defines to include business units of larger companies that are operationally autonomous in terms of making recruitment decisions. The Group's client base is well diversified with no single client accounting for more than 2.4 per cent. of turnover derived from permanent staffing and 2.1 per cent. of turnover derived from contract staffing for the year ended 30 November 2004. In addition, the Group's 20 largest permanent clients accounted for only 19.6 per cent. of turnover derived from permanent staffing and the Group's 20 largest contract clients accounted for only 16.5 per cent. of turnover derived from contract staffing in that year. The Directors believe that SMEs provide significant value opportunities and that by conducting business with these clients the Group's margins are generally more protected than they would be if transacting significant volumes of business with larger customers who may require SThree brands to enter into preferred supplier agreements ("PSAs") that typically contain volume discounts. In addition, the Group's sales consultants can work directly with the persons making the staffing decisions for the respective businesses in SMEs, thus avoiding the intermediate stages (such as purchasing and/or human resources functions) typically

associated with working with larger companies. The Directors believe that this allows the Group's sales consultants to build effective sales relationships. See "– Clients – SMEs".

Strong Home-Grown Management, Employees and Training

The Group benefits from having a senior management team with extensive knowledge of the specialist staffing market and the majority of the Group's senior management have been with the Group for over ten years each. In addition to the Chief Executive Officer and the Chief Operating Officer, the majority of the Company's Executive Committee has several years of experience both as sales consultants and as managers of sales teams. The Group has a strong retention record for its senior management, which the Directors believe is in part due to SThree's well established training and development programmes and opportunities for career advancement. The Directors further believe that the Group benefits from the expertise, experience and consistency of its management team and the cultural environment that it has developed. Most of the Group's employees join SThree shortly after graduating from university, with few employees being recruited from other recruitment companies. The Directors believe that this helps the Group to maintain its entrepreneurial culture.

Resilient Business Model

The Directors believe that the Group's business model provides a degree of financial resilience in economic downturns due to a number of factors, including the following:

- *value-added services* – the Directors believe that successful placing of candidates in the Group's sectors requires specialised knowledge of and expertise in these sectors, which allows the SThree brands to charge a higher premium for their services than general staffing businesses;
- *SME clients* – the Directors believe that the Group benefits from having a large SME client base, as SME clients are generally less price sensitive than larger corporate clients. The Directors believe that this characteristic of SME clients is particularly important during economic downturns, when there is more pressure on prices generally;
- *compensation structure* – the Group's compensation structure aims to reward employees for performance with a significant emphasis on performance-based pay relative to base salaries. As a result, when there is a downturn in the Group's business performance, the Group's compensation costs decrease as the Group generates less turnover and the Group typically experiences natural sales consultant attrition during such times;
- *working capital requirements* – where market conditions result in a significant reduction in the number of the Group's active contractors, the Group's working capital requirements are commensurately reduced. For example, for the year ended 30 November 2001, when the ICT market was experiencing a severe slowdown, the Group had net cash inflow from operating activities exceeding £35 million;
- *operational flexibility* – the Directors believe that the Group benefits from providing both contract and permanent staffing, as well as from providing services in multiple sectors in various geographic markets inside and outside of the United Kingdom, which provides the Group with operational flexibility; and
- *entrepreneurial culture* – the Directors believe that the Group's entrepreneurial culture encourages sales consultants proactively to identify and develop new business opportunities, particularly in adverse market conditions.

Established European Operations

Computer Futures opened the Group's first European office in Brussels in 1998 and as at 31 May 2005, Computer Futures, Progressive and Huxley collectively had eight offices in five countries in Europe. The Directors believe that the Group benefits from an established presence in Europe and its knowledge of local regulatory regimes and best practice in the markets where it operates. In addition, SThree initially staffs its European offices with existing senior management whom the Directors believe have the relevant experience and skills to develop the respective SThree brand. The Directors believe that the Group's European network provides it with a competitive advantage as clients and candidates are increasingly seeking staffing businesses that are able to provide specialist staffing services across national boundaries.

STRATEGY OF THE GROUP

The Group aims to be the most profitable specialist staffing services business in the United Kingdom and Europe. To achieve this, the Group intends to do the following:

Continue to Pursue a Multi-brand Strategy With Continued Establishment of New Brands

The Directors believe that the Group's multi-brand strategy has been a significant factor in its success to date. In particular, the Directors believe that it delivers a number of competitive advantages to the Group. See "– Competitive Strengths – Multi-brand Strategy". The Directors intend to continue the multi-brand approach, establishing new brands where they perceive there to be appropriate growth opportunities. In addition, the Directors expect the multi-brand strategy to continue to be a valuable mechanism for providing incentives to employees and helping to ensure the recruitment and retention of key employees in a highly competitive market.

Pursue Organic Growth through Continued Development of the Group's Core ICT Staffing Business While Increasing the Group's Turnover From Other Sectors

Although historically the Group's primary focus has been on the ICT staffing market, the Group has expanded its specialist staffing offering into a number of other sectors, including banking and finance, accountancy, human resources and engineering. The Group serves these additional sectors through (i) its SThree brands that have been primarily focused on ICT staffing (for example, Huxley also provides services in the banking and finance and engineering sectors); and (ii) SThree brands specifically formed to service the new sector (for example, J P Gray provides accountancy staffing services and Staff Search Group provides staffing to the human resources sector).

The Company intends not only to continue to develop its core business in the ICT sector, but also to (i) target expansion of its business in its other sectors (banking and finance, engineering, human resources and accountancy); and (ii) examine other business sectors in which to expand, seeking to move into other specialist areas where they are able to replicate the business model of other brands, where they see high growth potential and where there are strategic benefits for the Group.

Pursue Geographic Expansion

The Group will continue to pursue geographic expansion in overseas markets where management perceives that there are significant growth and strategic opportunities and to replicate the business model it has used in the United Kingdom, with a focus on high-value clients and in particular SMEs. The Directors believe that there are several benefits to opening additional overseas offices, including:

- better serving candidates and clients with locally based recruitment consultants that can offer knowledge of local market conditions, working practices and, in the case of non-UK offices, the prevailing cultural environment and the local language, as opposed to serving overseas clients from UK offices;
- demonstrating commitment to a particular region or country through the presence of an office, which typically results in greater levels of business than would have been achieved by servicing that region or country from an office based elsewhere; and
- more effectively recruiting staff with the requisite local language and technical skills.

When expanding into additional markets, an SThree brand will typically begin its activities by servicing the targeted region using a team of sales consultants based in an existing office (either based in the United Kingdom or elsewhere in Europe), which helps to minimise the financial and commercial risks associated with establishing a new office. When the Directors believe that the team is sufficiently developed in terms of its commercial results in that region and management skills, the team will be physically re-located to the new region or country and a local office will be set up. The Directors believe that this approach gives the Group the opportunity to test the viability of the region or country before committing the financial and other resources necessary for a new office.

Explore Selective Acquisitions

To date the Group has grown organically by leveraging the skills of existing employees to take advantage of growth opportunities. The Company recognises that in certain geographic regions and/or sectors, it may need to pursue selective acquisitions to ensure that the Group has the size and/or local expertise and contacts required to achieve successful growth. In some cases the Group may choose to expand into a new region or sector by making a targeted acquisition of a business that is already established in that region or sector. In assessing potential acquisitions, the Company will consider,

among other things, the following criteria: the size and market position of the potential target, its management team, its cultural fit within the Group and the regulatory environment in which the potential target operates.

SERVICES

SThree provides technical personnel, on a permanent or contract basis, to clients, principally in the ICT sector. In addition, SThree provides technical personnel to clients in the banking and finance, accountancy, human resources and engineering sectors. For the year ended 30 November 2004 and the six months ended 31 May 2005, placements in the ICT sector accounted for 89.0 per cent. and 87.9 per cent., respectively, of the Group's gross profit.

For the year ended and as at 30 November 2004, the Group made 4,460 permanent placements and had 3,735 active contractors, and for the six months ended and as at 31 May 2005, the Group made 2,633 permanent placements and had 3,777 active contractors.

The Directors believe that the SThree brands take a pro-active approach to identifying potential permanent placements. The relevant SThree brand will typically identify a position vacancy at a client or potential client and then agree a job specification and candidate profile. The SThree brand will then advertise a vacancy using The ITJobBoard or another internet job-board or occasionally print media. Applications are collated into an IT system at SThree and SThree consultants then identify the most suitable candidates in line with client requirements. The relevant SThree brand only invoices the client once the candidate has commenced work. In return for a successful placement, the relevant SThree brand receives a fee based on a percentage of the candidate's starting salary. If a candidate commences work but leaves within eight weeks of his or her start date, the relevant SThree brand will generally refund an element of the fee based on the number of weeks that the candidate has worked. Refunds depend upon the client relationship and refund rates may be negotiated on a case-by-case basis.

The process for contract staffing is similar to that for a permanent placement, although for contract staffing the relevant SThree brand will agree a separate contract with the client and contractor. Clients are invoiced on a regular basis (usually weekly) based upon the information in timesheets submitted by the contractors. The relevant SThree brand receives a fee in respect of each contractor that it places. Where the relevant SThree brand is responsible for paying the contractor's fees, that SThree brand is paid the contractor's remuneration together with an additional amount representing SThree's fee. Where the client pays the contractor directly, the relevant SThree brand is only paid its fee.

The SThree Brands

As at the date of this Prospectus, the Group consisted of multiple direct and indirect subsidiaries that operate under 12 individual brands. The Group's three largest brands based on turnover are Computer Futures, Progressive and Huxley.

Computer Futures

Computer Futures was established in 1986 as a specialist ICT staffing business offering permanent placements in London and elsewhere in Southeast England. In 1993, Computer Futures expanded its activities to include ICT contract recruitment. As at 31 May 2005, Computer Futures had six offices in the United Kingdom and five offices in Dublin, Amsterdam, Brussels, Paris and Frankfurt. For the year ended and as at 30 November 2004, Computer Futures made 1,643 permanent placements and had 1,382 active contractors, and for the six months ended and as at 31 May 2005, Computer Futures made 1,009 permanent placements and had 1,302 active contractors. As at 31 May 2005, Computer Futures employed 189 sales consultants.

Progressive

In September 1990, Progressive was created to focus on ICT staffing in the United Kingdom. As at 31 May 2005, Progressive had seven offices located in the United Kingdom, as well as offices in Munich and Amsterdam. For the year ended and as at 30 November 2004, Progressive made 801 permanent placements and had 871 active contractors, and for the six months ended and as at 31 May 2005, Progressive made 440 permanent placements and had 880 active contractors. As at 31 May 2005, Progressive had 126 sales consultants.

Huxley

Huxley was created in August 1995 and focuses primarily on ICT staffing in the banking and finance and engineering sectors and provides non-ICT staffing in those sectors as well. As at 31 May 2005, Huxley had four offices located in the United Kingdom and an office in Amsterdam. In 2005, Huxley began offering, on a limited basis, placement services in the United States. For the year ended and as at 30 November 2004, Huxley made 1,131 permanent placements and had 595 active contractors, and for the six months ended and as at 31 May 2005, Huxley made 654 permanent placements and had 647 active contractors. As at 31 May 2005, Huxley had 130 sales consultants.

Other Brands

The Group operates nine other brands, which accounted for 22.9 per cent. and 26.1 per cent. of the Group's turnover for the year ended 30 November 2004 and the six months ended 31 May 2005, respectively. Strategic Resource Group, Pathway, Real I.T. Resourcing, Orgtel and Madison Black focus on permanent and contract recruitment in the Group's core ICT market; Staff Search Group focuses on ICT and human resources staffing; and J P Gray focuses primarily on the accountancy market.

Tactical provides ICT staffing services, including managed services, project resourcing and consultancy. Tactical may contact various SThree brands on behalf of one client and will be a centralised point of contact between the client and one or more SThree brands.

Jobboard Enterprises operates The ITJobBoard, the Group's proprietary internet job-board, which provides staffing agencies, including the SThree brands, access to candidates through the internet. For the year ended 30 November 2004, approximately 64 per cent. of the candidates placed by the Group (either on a permanent or a contract basis) were sourced through internet-based job-boards, including The ITJobBoard.

For the year ended and as at 30 November 2004, the Group's other brands made 885 permanent placements and had 887 active contractors, and for the six months ended and as at 31 May 2005, these brands made 530 permanent placements and had 948 active contractors. As at 31 May 2005, the other brands had 167 sales consultants.

COMPETITION

United Kingdom

The staffing market in the United Kingdom, and in particular the ICT staffing market, is highly competitive and there are relatively few barriers to entry. The permanent placement market is particularly fragmented and competitive in comparison to the contract placement market, which is more consolidated. The provision of contract recruitment services generally requires greater access to initial finance and working capital due to the requirements of contract pay-roll funding and, as a result, the market for the provision of contract recruitment services has slightly higher barriers to entry than the permanent market.

The majority of the SThree brands provide both permanent and contract recruitment services. Although the Group competes in national, regional and local markets with businesses that provide both permanent and contract staffing services, the Directors believe that there are relatively few competitors in the UK ICT staffing market that provide the same services on a comparable scale as the Group, with many competitors focusing on either permanent or contract placements. Thus, a significant competitor to the Group in the permanent market may not be a significant competitor in the contract market and vice versa.

In certain markets where an individual SThree brand has a niche specialisation (such as Huxley in banking and finance or J P Gray in accounting), that SThree brand may have competitors that would not be considered to be direct competitors to the Group in terms of the UK ICT staffing market as a whole. This is also true within regional markets, where a relatively small competitor on a national level may be a significant competitor on a local level.

Europe

In Europe, the nature of the Group's competition varies significantly from country to country. The ICT staffing markets in most of Europe are relatively less developed than in the United Kingdom. In most of the countries in Europe in which SThree has operations, it competes with other UK ICT staffing businesses with operations in the relevant European country, as well as with local staffing agencies and on-line job-boards. In addition, in the temporary market, in certain countries such as

Germany and France, SThree also competes with non-agency suppliers of ICT staff, such as systems implementation consultancies. The Directors believe that competition in the markets in Europe where the Group operates is generally less intense than in the United Kingdom.

CLIENTS

As at 31 May 2005, the Group had over 4,000 clients, most of which were SMEs.

In the financial year ended 30 November 2004, no single client accounted for more than 2.4 per cent. of the Group's turnover derived from permanent staffing and no single client accounted for more than 2.1 per cent. of the Group's turnover derived from contract staffing. In addition, the Group's 20 largest permanent clients accounted for 19.6 per cent. of turnover derived from permanent staffing and the Group's 20 largest contract clients accounted for 16.5 per cent. of turnover derived from contract staffing in 2004. The Directors believe that having a large number of clients prevents it from being overly reliant on any one client for its contribution to the Group's turnover. The Directors believe that SThree's multi-brand strategy does not typically result in the SThree brands deriving their turnover from the same clients to a material extent and allows the Group to provide its services to a broader section of the ICT market than if the Group operated under a single brand.

Clients often require specialist staffing businesses, such as the SThree brands, to qualify for inclusion on a PSL, which is a list of suppliers, including suppliers of staffing services, that a particular client has approved. Some clients may only seek candidates through staffing businesses on their PSL. The Directors believe that, in general, being included on a client's PSL can be advantageous for the SThree brands, as it may limit the number of competitors to an SThree brand for that particular client and may improve access to vacancies without requiring the SThree brands to enter into formalised agreements regarding fees or rates as in the case of PSAs. Despite the absence of formal agreements, however, a client may require staffing businesses to follow certain fee guidelines or other restrictions in order to retain a place on the client's PSL and the management of the relevant SThree brand will assess the perceived profitability possible and margins generated by a particular client before agreeing to participate in accordance with the terms set out in connection with the PSL.

In addition, although less frequently, an SThree brand may enter into PSA with a client. A PSA, like a PSL, may help to limit the number of competitors to an SThree brand for a particular client, however, in connection with a PSA, the relevant SThree brand must formalise certain arrangements with respect to fees and other restrictions. As a result, SThree brands are only permitted to enter into PSAs that have been approved by the management of the Group.

SMEs

A large proportion of the Group's clients are SMEs, which the Group defines to include the smaller business units of larger enterprises that are operationally autonomous in terms of recruitment decisions. The Directors believe that these clients offer the most significant commercial opportunities for the Group, particularly in the United Kingdom, as large companies more frequently require candidates to be sourced from specialist staffing businesses on their PSLs or with which they have a PSA, and may be in a position to negotiate volume discounts. In addition, in most cases, the Group's sales consultants can work directly with the persons making the staffing decisions, thus avoiding the intermediate stages typically associated with working with large companies. The Directors believe that this allows the Group's sales consultants to build effective sales relationships. In addition, in a SME the person hiring is more likely to be personally impacted by the vacancy in their organisation for which they are recruiting and may therefore by highly motivated to fill the vacancy quickly. See "– Competitive Strengths – Diverse, Targeted Client Base With High Proportion of SME Clients".

Larger Companies

The Group's clients also include many large, blue chip banks and other organisations. The Group's client base outside of the United Kingdom includes a higher percentage of larger companies and fewer SMEs, because historically the Group's overseas focus has been on larger organisations that have international operations. The Directors believe that SMEs will represent an increased percentage of the Group's client base outside of the United Kingdom as the number of SThree offices outside the United Kingdom and the Group's penetration of those markets increase.

SALES AND MARKETING

Each of the SThree brands has its own sales teams, which are divided into permanent and contract staffing teams that concentrate on particular geographic areas and a range of technical disciplines

within that area. The sales teams within each SThree business are organised to identify available ICT or other positions and the required qualifications and skills. These sales teams then seek suitably qualified professionals to fill the positions.

The Directors believe that marketing has been and will continue to be important in implementing the Group's growth strategies. The Group targets two main audiences with its marketing: (i) ICT and other professional candidates; and (ii) potential and/or existing clients. The Group primarily markets its services through on-line advertising, but also, and primarily in relation to client marketing, uses print advertising, telemarketing, direct mail, corporate sponsorship, promotional events and public relations. For the year ended 30 November 2004, approximately 64 per cent. of the Group's permanent and contractor candidates were sourced through on-line job-boards.

Given the strategic importance of on-line advertising to the Group, the Group has entered into a number of medium and long-term contracts with some of the leading on-line job-boards. These contracts have helped the Group to secure important online services. In addition, the Group has established The ITJobBoard, the Group's proprietary internet job-board.

TECHNOLOGY

SThree's centralised information services group provides Information Technology ("IT") support to the Group. The Group seeks to use uniform systems across its operations in order to leverage the Group's economies of scale and minimise overheads. The Group uses industry standard hardware and software packages developed by providers such as Oracle and Microsoft.

The Directors believe that the Group uses its IT and media in innovative ways, such as:

- using systems to distribute advertisements to internet job-boards and automatically analyse and address advertisement responses;
- developing a leading job-board (www.theitjobboard.com) with sophisticated search engine technology;
- developing an on-line timesheet system for contractor pay-roll; and
- developing a next-generation sales system that allows sales consultants to search for candidates across multiple criteria.

A key objective of the SThree brands has been to ensure a high-level of business protection. The Group has built resilience and redundancy systems into all the Group's main IT services to provide contingency services for disaster recovery through the use of fall-back systems at the Group's hub sites. In addition, the Group has implemented extensive, multi-level anti-virus protection, firewall content scanning and e-mail auditing/archival. The Group seeks to comply with the Data Protection Act 1998 (the "Data Protection Act") and the regulations of each of the territories in which it operates, and has implemented internal access controls (backed up by employee-signed policies), audits for security mechanisms and stringently controlled external access. To date, the Group has not suffered any material disruption to its business as a result of any failures in its hardware or software services, or through any malicious attacks.

REGULATION

United Kingdom

The Group's relationship with clients and contractors placed with clients ("work-seekers") is regulated by the Employment Agencies Act 1973 and the Conduct of Employment Agencies and Employment Business Regulations 2003 (the "Agency Regulations"). The Agency Regulations establish a framework of minimum standards to which the Group (and clients) must adhere. They aim to give work-seekers and clients greater certainty about their rights and status, remove barriers involved in transferring from temporary to permanent employment and promote labour market flexibility.

The Agency Regulations require written terms of business to be agreed in advance with the work-seeker and the client and govern the charging of transfer fees – fees charged where the client wishes to remove the employment business from the relationship and employ the work-seeker directly. Transfer fees are permitted subject to the requirements set out in the Agency Regulations.

The Group has taken advice with regard to, and believes that the Group's arrangements comply with, the Agency Regulations.

Europe

Historically, Europe has been a more regulated market place than that in the United Kingdom. However, many European countries have started to deregulate the legislative environment dealing with the provision of recruitment services. The Directors believe that the continued liberalisation of immigration policies within Europe will allow the Group access to a greater supply of candidates and will make it easier for such candidates to work in countries outside their home countries.

The Group seeks to meet non-UK contract demands either in the local market or by "exporting" contractors to the relevant country. These contractors typically operate through their own specifically set up limited companies or are shareholders in an "umbrella company" (together with other contractors) and it is with these companies that the Group deals in order to make payments to the contractors and freelance staff.

There is a tendency for clients in Europe to request indemnities in respect of project risk from the Group. In addition, a client may require further indemnities from the Group in case the client is deemed by its local tax authority to employ the contractor, and is thus held to be liable for the contractors' personal tax liabilities. Such liabilities are often usually only ascertained after the contract has come to an end, especially when the Group conducts business with an "umbrella company" which "employs" a number of contractors and may be based in an offshore jurisdiction. The Directors believe that these indemnities expose the Group to potential claims and costs. See Part II – "Risk Factors – Risks Related to Legal and Regulatory Matters – The Group may be exposed to taxation-related liabilities and costs that could materially affect its business, reputation and results of operations".

The Group continues to seek advice in those jurisdictions identified as key opportunities for operating and growing a contractor business and has established internal compliance systems and procedures with a view to managing and minimising the risks involved.

DATA PROTECTION

Because the Group collects data about individuals, it is subject to rules and regulations concerning the treatment of this information. The European Union has adopted the Data Protection Directive, which applies to companies established in the EEA or using equipment in the EEA to process personal data. The Data Protection Directive has been implemented in all jurisdictions in which members of the Group currently operate. In the United Kingdom, the Data Protection Directive has been implemented into national law by the Data Protection Act, which came into force on 1 March 2000. Both the Data Protection Directive and the Data Protection Act impose restrictions on the collection, use and processing of personal data, and guarantee rights to individuals who are the subject of personal data with regard to that personal data. These rights include the right of access to personal data, the right to know where the data originated, the right to have inaccurate data rectified, the right to recourse in the event of unlawful processing, and the right to withhold permission to use data for direct marketing.

The Privacy and Electronic Communications Directive was adopted by the European Union on 12 July 2002 and governs the processing of personal data on all public electronic communications systems. It specifically addresses the issue of direct marketing by email and therefore affects the way the Group may use the personal data it collects from individuals in order to market its business. The Privacy and Electronic Communications Directive was implemented into national law in the United Kingdom by the Privacy and Electronic Communications (EC Directive) Regulations 2003 (the "PECR"), which came into force on 11 December 2003.

The PECR restrict the use of automated calling systems, facsimile machines, email and short messaging services ("SMS") for direct marketing purposes. In particular, companies may not send unsolicited email communications for the purposes of direct marketing unless the recipient has given his/her prior consent.

Although the Data Protection Directive and the Privacy and Electronic Communications Directive harmonise data protection laws across the European Union, there is still real variation between Member States in the implementation of the Directives into national law. The Group may therefore be obliged to comply with substantially different legislative requirements in each of the Member States in which it operates. See Part II – "Risk Factors – Risks Related to Legal and Regulatory Matters – Goverment regulation may restrict the Group's ability to collect and use data that is of commercial use to it".

EMPLOYEES

As at 31 May 2005, the Group had 1,028 employees, of which 612 were sales consultants, and 894 employees were located in the United Kingdom and 134 employees were located in Europe. The number of employees (full-time equivalents) in each brand as at 30 November 2002, 2003 and 2004, and as at 31 May 2005, is set out in the following table.

	As at 30 November			As at 31 May
	2002	**2003**	**2004**	**2005**
Computer Futures	245	185	232	255
Progressive	164	131	175	176
Huxley	133	126	170	183
Other brands	153	123	187	220
Other employees	187	161	201	194
Total	882	726	965	1,028

In general, remuneration of sales employees is heavily performance based, with sales staff earning a basic salary with the potential to earn substantial commissions on the placements they make for the Group and to achieve rapid promotion within a particular SThree brand. In addition, the compensation of senior consultants and senior managers is also significantly performance based.

The Group adopts a policy of recruiting staff it perceives to have potential, usually straight from university, rather than individuals with any specific prior sales experience. The Group promotes a strong culture of internal promotion within the Group, as the Directors believe that it is beneficial for the Group to promote its existing sales consultants rather than hire more senior consultants from outside the Group.

Employee turnover for the financial year ended 30 November 2004 was 47.4 per cent., which is calculated as the number of leavers as a percentage of the average number of employees over the period. While the Group has experienced a high rate of staff turnover, the Directors believe that this level is common in the recruitment industry. The highest rate of staff turnover occurs in the early stages of employment with the Group and this is reflected in the statistic that, in the financial year ended 30 November 2004, 65.9 per cent. of leavers had been employed by the Group for 12 months or less, with 54.4 per cent. of employees leaving within six months.

The Directors believe that the high degree of staff turnover during the early stages of a consultant's employment arises in large part due to the Group's performance-based compensation structure. If a consultant is not successful in making placements, his or her remuneration will be low in comparison to more successful peers and as a result, the consultant may be less motivated to work for the Group. The Directors believe that the Group benefits from a natural attrition that arises as a result of its compensation policy.

All employees are on standard terms of employment, which include restrictive clauses for between 6 and 12 months after termination of employment (with the exception of the standard terms of employment for employees in Germany, which do not contain any restrictive covenants). These clauses seek to prevent employees from contacting candidates or clients; working for a competitor within a certain radius; and/or soliciting other employees from the Group.

DIVIDEND POLICY

The Directors currently intend to implement a dividend policy that takes into consideration, among other things, the dividend policies of comparable businesses in the staffing sector in the United Kingdom, the performance of the Group's business in the relevant periods, appropriate dividend cover and other factors, including those listed below. The Directors expect the Company to pay an interim and a final dividend representing one third and two thirds, respectively, of the total dividend to be paid in respect of the financial year. The Directors currently intend to declare the Company's first dividend for the six months ending 31 May 2006. However, there is no guarantee that the Company will declare a dividend in respect of that period. The amount of any dividends and the determination of whether to pay dividends may be affected by a number of factors, including, the Group's business prospects, cash requirements, financial performance, the condition of the market and the general economic climate, and other factors, including tax and regulatory requirements. The Company may also revise its dividend policy from time to time. See Part II – "Risk Factors".

Part VI

Directors and Management and Shareholders

DIRECTORS AND SENIOR MANAGEMENT

The Board

The Board currently comprises three Executive Directors and three Non-Executive Directors (including the Non-Executive Chairman). The Directors are as follows:

Sir Anthony Cleaver (67) has served as SThree's Non-Executive Chairman since July 2000. He spent the majority of his career with IBM, where he served as European Vice-President of Marketing and as General Manager, Chief Executive and Chairman and Chief Executive in the United Kingdom. Sir Anthony has also served as Chairman of the United Kingdom Atomic Energy Authority, as Chairman of AEA Technology plc and Chairman of General Cable PLC. He currently serves as Chairman of the Medical Research Council, the Nuclear Decommissioning Authority, IX Europe plc, Working Links (Employment) Ltd. and the Royal College of Music, as a Director of the Links Foundation and as a Non-Executive Director of Lockheed Martin UK Limited. Sir Anthony holds a degree in *Literae Humaniores* from Oxford and was President of the Chartered Management Institute.

Russell Clements (40) has served as SThree's Chief Executive Officer since 2004 having previously held the position of Deputy Chief Executive Officer since 2001. He worked for VNU Business Publications, a Dutch international publishing company, before joining Computer Futures in 1986 shortly after its inception. He subsequently served as Director and as Joint Managing Director of Computer Futures. Mr. Clements holds a degree in Government from the University of Essex and is also a graduate of the Advanced Management Program at the Wharton Business School, University of Pennsylvania. He is a Director of the Association of Technology Staffing Companies (ATSCo).

Michael Nelson, F.C.A. (51) has served as SThree's Chief Finance Officer since March 2005. After qualifying in 1978 as a chartered accountant with Arthur Andersen, he gained experience in a wide range of industries and countries, including working as a corporate strategy consultant. For the ten years prior to joining SThree, Mr. Nelson served as the Chief Finance Officer of EMI Europe and of the Bally Group in Switzerland. He holds a degree in Mathematics from the University of Bristol and is a fellow of the Institute of Chartered Accountants in England and Wales.

Sunil Wickremeratne (41) has served as SThree's Chief Operating Officer since 2004 having previously been Managing Director of Progressive. After working for VNU Business Publications, he joined Computer Futures in 1988 and subsequently established Progressive in 1990, Pathway in 1997 and Real I.T. Resourcing in 1998. Mr. Wickremeratne holds a degree in Economics from University College, London.

Brian McBride (50) has served as a Non-Executive Director of SThree since 2001. He has more than twenty five years of experience in the IT industry and has worked at Xerox, IBM, Crossfield Electronics, Madge Networks, Lucent and at Dell Computers as Vice President, Northern Europe. Mr. McBride is currently Managing Director of T-Mobile UK, a Non-Executive Director of the football club, Celtic PLC, and is on the board of e-Skills Ltd., the Government Funded Sector Skills Council. Mr. McBride holds a Masters degree in Economic History from Glasgow University.

The Baroness Noakes, D.B.E., F.C.A. (56) has served as a Non-Executive Director of SThree since 2001 and chairs the SThree Audit Committee. She qualified as a chartered accountant at Peat, Marwick, Mitchell & Co. (now KPMG), where she was a partner from 1983 to 2000, and led KPMG's international government practice. The Baroness Noakes is also a Non-Executive Director of Hanson plc, Carpetright plc and Imperial Chemical Industries plc. She is also a Director of the Reuters Founders Share Company Ltd and the English National Opera. She holds a Bachelors degree in Law from the University of Bristol, is a fellow of the Institute of Chartered Accountants in England and Wales and a former president thereof and a Companion of The Chartered Management Institute.

Senior Management

The success of the Group is dependent on the retention of key employees. The Directors believe that the relatively long length of service of many of these key employees provides continuity and represents a key strength of the Group. In addition to the Directors, the Company has an experienced and well-qualified senior management team including the following:

Ian Colletts, F.C.A. (41) has served as SThree's Company Secretary and Director of Finance since 1999. After qualifying as a chartered accountant at Stoy Hayward London, he worked for Price Waterhouse's Corporate Finance and Restructuring Division and for the staffing business Drake International, where he was appointed Director responsible for Finance, Europe. He joined the SThree Group in 1997 as Group Finance Director. Mr. Colletts holds a degree in Computer Science and Accounting from Manchester University and is a fellow of the Institute of Chartered Accountants in England and Wales.

Gary Goldsmith (40) has served as Chairman of Computer Futures since 2000. He began his career working in IT for the Thorn EMI Group before joining the MDA Group as a contract sales consultant. Mr. Goldsmith joined Computer Futures in 1993 to establish a contract services division for the company. He has subsequently launched Strategic Resource Group and Staff Search Group.

Timothy Lloyd (40) has served as Managing Director of Progressive since 1995, as Director of Pathway since 1996 and as Director of Real I.T. Resourcing since 1998. He joined Computer Futures in 1986 and moved to Progressive in 1991, where he was subsequently appointed Sales Director. Mr. Lloyd holds a degree in Sociology and Applied Social Sciences from Brunel University.

David Timoney (45) has served as SThree's Director of Information Services since 2000. He previously worked for several years for Chevron UK where he served as IT Infrastructure Manager before joining SThree in 1997 as Group IT Manager. Mr. Timoney holds a degree in Ancient History and Archaeology from Nottingham University.

Gary Elden (38) has served as Managing Director of Huxley since 1995. He began his career at Leslie & Godwin Insurance Brokers in London before he joined Computer Futures in 1990 as a permanent sales consultant. He established Huxley in 1995 and Orgtel in 1999.

Lynn Morton (52) has served as SThree's Director of Human Resources and Organisational Development since 2000. During her career in the recruitment industry she worked as HR Director of Blue Arrow Personnel Services and also established her own management and training consultancy. Before joining SThree, Ms. Morton served as a director of the REC and as Chair of its Professional Development Committee.

Raymond Duggins (43) has served as Managing Director of Jobboard Enterprises since 2002. He began his career in banking in the asset finance division of Midland Montague. He subsequently worked in the business media industry as a publisher for Reed Business Information. He joined SThree in 2000. Mr. Duggins holds a degree in Business Studies from City Business School and a Masters degree in Business Administration from Durham University.

John Pullan (38) has led J P Gray since its inception in 2002. After working in IT recruitment for a number of years, he joined Computer Futures as a contract sales consultant in 1993 and became joint Managing Director for UK contract business in 2001. Mr. Pullan opened a number of regional offices for Computer Futures, including those in Manchester, Edinburgh and Birmingham.

Dele Kukoyi (39) has served as Managing Director of Madison Black since 2003. He worked at VNU Business Publications before joining Computer Futures in 1990 as a permanent sales consultant. Mr. Kukoyi became joint Managing Director of Computer Futures' permanent division in 1996 and Joint Managing Director in 2000. He subsequently established Madison Black in 2003. He holds a degree in Politics, Philosophy and Sociology from Southampton University.

CORPORATE GOVERNANCE

The Board places great emphasis on sound corporate governance and intends to comply with the principles of good governance and Code of Best Practice (the "Combined Code"). The Combined Code recommends that the board of directors of a UK public company should include a balance of executive and non-executive directors (and in particular non-executive directors), such that no individual or small group of individuals can dominate the board's decision-taking. The Combined Code further recommends that at least half of the Board, excluding the Chairman, should comprise non-executive directors determined by the Board to be independent, and that one Non-Executive Director should be nominated as the senior independent director.

The Company currently has six Directors, two of whom (excluding the Chairman) are Non-Executive Directors considered by the Board to be independent. The Baroness Noakes has been nominated as the Company's Senior Independent Director.

The Company will be in compliance with the requirements of the Combined Code to the extent these will be applicable after the date of this Prospectus, save that less than half the Board, excluding the Chairman, is comprised of Non-Executive Directors determined by the Board to be independent. The Company intends to appoint another independent Non-Executive Director after Admission, bringing the membership of the Board into line with the provisions of the Combined Code.

The Board has established an Audit Committee, a Remuneration Committee and a Nominations Committee with the following roles within the Group:

Audit Committee

The members of the Audit Committee are Brian McBride and The Baroness Noakes.

Meetings are held not fewer than three times a year. The Chief Executive Officer and the Chief Finance Officer are invited to attend meetings where appropriate, however at least once a year, the Audit Committee must meet the Company's external auditors without management being present.

The role of the Audit Committee includes reviewing the integrity of the Company's annual and interim reports, preliminary results announcements and any other formal announcements relating to its financial performance, and reviewing the Group's systems of internal control and risk management. The Audit Committee also considers matters relating to the appointment of the Company's auditors and the independence of the Company's auditors.

Remuneration Committee

The members of the Remuneration Committee are Brian McBride and The Baroness Noakes.

The primary duty of the Remuneration Committee is to determine the framework or broad policy for the remuneration of the Company's Chief Executive, Chairman, the Executive Directors, the Company Secretary and such other members of the executive management as it is designated to consider. The remuneration of Non-Executive Directors is a matter for the Board. No Director or manager may be involved in any decisions as to their own remuneration.

Nominations Committee

The members of the Nominations Committee are Sir Anthony Cleaver, Brian McBride and The Baroness Noakes.

The Nominations Committee's terms of reference are to review regularly the structure, size and composition (including the skills, knowledge and experience) of the Board and make recommendations to the Board with regard to any changes. The Nominations Committee also considers future succession for appointments to the Board and to senior management, so as to maintain an appropriate balance of skills and expertise within the Company and on the Board.

MAJOR SHAREHOLDERS

In so far as is known to the Company, the following people, not being Directors or Senior Managers (whose interests in the share capital of the Company are set out below) had, directly or indirectly, as at 10 November 2005, being the latest practicable date before publication of this Prospectus, or will have, directly or indirectly, immediately following Admission, interests of three per cent. or more in the issued voting share capital of the Company (namely Ordinary or B-Ordinary Shares):

	As at 10 November 2005		Immediately following Admission[1]	
	No. of Ordinary Shares or B-Ordinary Shares (as applicable)	Percentage of the Company's issued voting share capital (%)	Expected no. of Ordinary Shares	Percentage of the Company's issued voting share capital (%)
3i Group plc	1,600,000	3.38	—	—
Barclays Industrial Development Limited and Clink Street Nominees Limited	3,565,000	7.52	3,477,123	2.52
Barclays Private Equity PVLP Limited Partnership and Parallel Ventures Nominees (No. 2) Limited	2,035,000	4.29	2,007,348	1.45
Barrington House Nominees Limited – Customer B	1,600,000	3.38	—	—
Mourant & Co. Trustees Limited (as the trustee of No.2 ESOP)	9,798,053	20.67	8,102,885	5.87
Sunsync Limited (as the trustee of No. 1 ESOP)[2]	—	—	5,437,542	3.94
Simon Arber	5,452,446	11.50	25,629,222	18.58
William Bottriell	5,037,004	10.63	24,438,793	17.71
Aegon Asset Management	—	—	7,500,000	5.44
Majedie Investments Plc	—	—	5,250,000	3.81

Notes:

(1) Assumes no exercise of the Over-allotment Option.

(2) Sunsync Limited currently holds only non-voting shares in the capital of the Company (20,489,497 Zero Coupon Preference Shares). As set out in paragraph 3.5 of Part X – "Additional Information", the Zero Coupon Preference Shares will convert into Ordinary Shares (and Deferred Shares) immediately before Admission.

None of the persons listed above has, or will have, in relation to their Ordinary Shares, special voting rights which are different to those enjoyed by other holders of Ordinary Shares.

DIRECTORS' AND SENIOR MANAGERS' INTERESTS IN ORDINARY SHARES

As at 10 November 2005, being the latest practicable date prior to the publication of this Prospectus, the interests of the Directors (and persons connected with them within the meaning of section 346 of the Companies Act) (all of which are beneficial unless otherwise stated) in the issued share capital of the Company which (a) have been notified to the Company pursuant to section 324 or section 328 of the Companies Act or (b) are required to be entered in the register maintained pursuant to section 325 of the Companies Act or (c) are interests of a person connected with a Director (within the meaning of section 346 of the Companies Act) which would, if the connected person were a Director, be required to be disclosed under (a) or (b) above, and the existence of which is known or which could with reasonable diligence be ascertained by that Director, were, and, immediately following Admission, are expected to be, as follows:

	As at 10 November 2005				Immediately following Admission	
	No. of Ordinary Shares	**No. of Preference Shares**	**No. of Zero Coupon Preference Shares**	**Percentage of the Company's issued share capital**	**Expected no. of Ordinary Shares**	**Percentage of the Company's issued share capital (%)**
Sir Anthony Cleaver..	152,446	—	—	0.07	152,446	0.11
Russell Clements	1,807,592	7,979,963	1,039,919	4.05	4,738,151	3.43
Michael Nelson	125,000	—	—	0.06	125,000	0.09
Sunil Wickremeratne.	3,248,573	14,828,398	1,381,981	8.74	10,786,075	7.82
Brian McBride...........	12,500	—	—	0.006	12,500	0.01
The Baroness Noakes	12,500	—	—	0.006	12,500	0.01

None of the Directors holds B-Ordinary Shares or A-Preference Shares in the capital of the Company. Michael Nelson holds 75,000 Ordinary Shares that are subject to restrictions (see paragraph 12.3 of Part X – "Additional Information").

All of the Executive Directors (other than Russell Clements and Sunil Wickremeratne who are expressly excluded) have a technical interest in the Ordinary Shares held by the EBT, together with the other employees of the Group.

As at the same date, the interests (all of which are beneficial unless otherwise stated) of the Senior Managers in the share capital of the Company were as follows:

	As at 10 November 2005					Immediately following Admission	
	No. of Ordinary Shares	**No. of Preference Shares**	**No. of A-Preference Shares**	**No. of Zero Coupon Preference Shares**	**Percentage of the Company's issued share capital**	**Expected no. of Ordinary Shares**	**Percentage of the Company's issued share capital (%)**
Ian Colletts	381,407	—	—	—	0.17	75,000	0.1
Raymond Duggins.	75,000	—	—	—	0.03	115,081	0.1
Gary Elden.............	1,899,027	—	2,773,201	986,255	2.54	3,778,756	2.7
Gary Goldsmith.....	2,177,213	—	—	—	0.98	300,000	0.2
Dele Kukoyi...........	583,802	—	—	—	0.26	75,000	0.1
Timothy Lloyd.......	1,420,580	852,172	—	303,065	0.52	1,101,735	0.8
Lynn Morton	75,000	—	—	—	0.03	84,900	0.1
John Pullan	273,491	—	—	—	0.12	75,000	0.1
David Timoney	75,000	—	—	—	0.03	94,156	0.1

None of the Senior Managers holds B-Ordinary Shares in the capital of the Company. A number of Ordinary Shares held by certain Senior Managers are subject to restrictions (see paragraphs 3.17, 5.3 and 12.4 of Part X – "Additional Information").

The following Directors and Senior Managers have been or will be granted options over or awards of shares in the capital of the Company pursuant to the Employee Share Schemes described in paragraph 5 of Part X – "Additional Information":

	Number of shares subject to option or award	Class of shares	Date of grant or award	Expiration date	Description	Purchase price	Exercise or award price
Ian Colletts	403,128[1]	Zero Coupon Preference	6 December 1999	5 December 2009	Personal option	Nil	£0.0001
	3,000	Ordinary	On Admission	10 years after Admission	Trust Option Plan	Nil	£1 in aggregate
	7,680[2]	Zero Coupon Preference	On Admission	—	Share Gift Plan	Nil	Nil
Raymond Duggins	12,000	Ordinary	28 November 2000	27 November 2010	Executive Share Option Scheme	Nil	£0.01
	10,000	Ordinary	28 May 2004	27 May 2014	Executive Share Option Scheme	Nil	£0.01
	Formula number[3]	Ordinary	3 December 2004	2 December 2014	Executive Share Option Scheme	Nil	£0.01
	83,140[2]	Zero Coupon Preference	On Admission	—	Share Gift Plan	Nil	Nil
	22,472	Ordinary	On Admission	10 years after Admission	Trust Option Plan	Nil	£1 in aggregate
Gary Elden	113,535[1]	Zero Coupon Preference	7 December 1999	6 December 2009	Personal option	Nil	£0.0001
Gary Goldsmith	10,083,797[1]	Zero Coupon Preference	7 December 1999	6 December 2009	Personal option	Nil	£0.0001
Dele Kukoyi	2,538,921[1]	Zero Coupon Preference	15 December 1999	14 December 2009	Personal option	Nil	£0.0001
	Formula number[3]	Ordinary	3 December 2004	2 December 2014	Executive Share Option Scheme	Nil	£0.01
Timothy Lloyd	4,436,458[1]	Zero Coupon Preference	7 December 1999	6 December 2009	Personal option	Nil	£0.0001
Lynn Morton	30,000	Ordinary	28 November 2000	27 November 2010	Executive Share Option Scheme	Nil	£0.01
	3,350	Ordinary	On Admission	10 years after Admission	Trust Option Plan	Nil	£1 in aggregate
	8,576[2]	Zero Coupon Preference	On Admission	—	Share Gift Plan	Nil	Nil
John Pullan	147,445	Ordinary	28 November 2000	27 November 2010	Executive Share Option Scheme	Nil	£0.01
	391,305[2]	Zero Coupon Preference	On Admission	—	Share Gift Plan	Nil	Nil
	421,483[1]	Zero Coupon Preference	9 December 1999	8 December 2009	Personal option	Nil	£0.0001
	Formula number[3]	Ordinary	3 December 2004	2 December 2014	Executive Share Option Scheme	Nil	£0.01
	5,340	Ordinary	On Admission	10 years after Admission	Trust Option Plan	Nil	£1 in aggregate
David Timoney	45,000	Ordinary	28 November 2000	27 November 2010	Executive Share Option Scheme	Nil	£0.01
	3,350	Ordinary	On Admission	10 years after Admission	Trust Option Plan	Nil	£1 in aggregate
	8,756[2]	Zero Coupon Preference	On Admission	—	Share Gift Plan	Nil	Nil

Notes:

(1) Personal options over Zero Coupon Preference Shares become exercisable in respect of the Ordinary Shares into which the Zero Coupon Preference Shares convert on Admission (see paragraph 3.5 of Part X – "Additional Information") in the ratio of two Zero Coupon Preference Shares per Ordinary Share.

(2) It is also envisaged that a number of Ordinary Shares equal to such number of Ordinary Shares as the above number of Zero Coupon Preference Shares convert into on Admission, will be given nine months after Admission, subject to the discretion of the trustees of the No. 1 ESOP, continuous employment and satisfactory performance.

(3) On 3 December 2004 options were granted over a maximum of 2.5 million Ordinary Shares to certain Group employees working in the contract business and over a further 2.5 million Ordinary Shares to certain employees working in the permanent business. The 2.5 million Ordinary Shares for contract or permanent employees is split among each of the relevant optionholders for the contract or permanent business depending on the profits of the optionholder's division or region compared with the entire profits of the contract or permanent business over each of the five financial years commencing 1 December 2004. In certain circumstances the five financial year period may be extended. The maximum number of shares which any optionholder in the contract business can acquire is capped at 250,000 Ordinary Shares, and a similar limit applies to an optionholder in the permanent business. Raymond Duggins is an optionholder in the permanent business, Dele Kukoyi in the contract business, and John Pullan is an optionholder in both the contract business and the permanent business.

Part VII

Selected Financial Information

The following table presents selected financial information that has been extracted without material adjustment from SThree's Consolidated Financial Statements prepared in accordance with UK GAAP and included in Part XI – "Historical Financial Information". The selected financial data should be read in conjunction with "Operating and Financial Review" set out in Part VIII. Potential investors should read this Prospectus as a whole and not rely solely on this selected or any summarised information.

Consolidated Profit and Loss Account

	For the year ended 30 November			For the six months ended 31 May	
	2002	2003	2004	2004	2005
		(£'000)		*(£'000)* *(unaudited)*	
Turnover	226,996	190,471	242,413	105,474	143,546
Cost of sales	(156,694)	(131,735)	(166,516)	(72,752)	(97,587)
Gross profit	70,302	58,736	75,897	32,722	45,959
Other operating expenses	(59,565)	(53,845)	(59,852)	(27,233)	(36,340)
Operating profit before goodwill amortisation	10,737	4,891	16,045	5,489	9,619
Amortisation of goodwill	(41,590)	(41,590)	(31,517)	(19,419)	—
Operating (loss)/profit	(30,853)	(36,699)	(15,472)	(13,930)	9,619
Interest receivable	632	633	611	138	229
Interest payable	(2,947)	(2,007)	(2,016)	(1,003)	(999)
(Loss)/profit on ordinary activities before taxation	(33,168)	(38,073)	(16,877)	(14,795)	8,849
Taxation on (loss)/profit on ordinary activities	(2,804)	(1,324)	(4,644)	(1,435)	(3,103)
(Loss)/profit on ordinary activities after taxation	(35,972)	(39,397)	(21,521)	(16,230)	5,746
Equity minority interests	(31)	(107)	207	195	(58)
(Loss)/profit for the year/period	(36,003)	(39,504)	(21,314)	(16,035)	5,688
Dividends (non-equity)	(4,525)	(2,643)	(4,525)	(2,263)	(2,263)
Retained (loss)/profit for the year/period	(40,528)	(42,147)	(25,839)	(18,298)	3,425
(Loss)/earnings per share, pence per share;					
basic[(1)]	(27.32)	(30.04)	(16.67)	(12.37)	4.58
diluted[(2)]	(27.32)	(30.04)	(16.67)	(12.37)	4.31

Notes:

(1) Basic earnings per share has been calculated by dividing earnings attributable to ordinary shareholders by the weighted average number of Ordinary Shares on Admission excluding Ordinary Shares held by the EBT.

(2) For diluted earnings per share, the weighted average number of Ordinary Shares is adjusted to assume conversion of all potentially dilutive Ordinary Shares, where the Ordinary Shares have the effect of diluting earnings per share or decreasing loss per share. As at the date of this Prospectus, the only class of potentially dilutive Ordinary Shares is share options granted to certain employees that will not be exercised on Admission.

Consolidated Balance Sheet Data

	As at 30 November			As at 31 May	
	2002	2003	2004	2004	2005
		(£'000)		*(£'000)* *(unaudited)*	
Fixed assets	77,677	32,543	1,833	13,156	2,579
Current assets	71,116	74,413	86,292	74,831	89,873
Creditors: amounts falling due within one year	(26,169)	(28,244)	(39,118)	(29,539)	(77,670)
Net current assets	44,947	46,169	47,174	45,292	12,203
Total assets less current liabilities	122,624	78,712	49,007	58,448	14,782
Creditors: amounts falling due after more than one year	(39,900)	(39,900)	(37,425)	(39,900)	—
Provisions for liabilities and charges	(6,363)	(6,771)	(5,317)	(5,330)	(5,030)
Total shareholders' funds	76,214	31,787	6,235	13,216	9,664

Consolidated Cash Flow Data

	For the year ended 30 November			For the six months ended 31 May	
	2002	2003	2004	2004	2005
		(£'000)		*(£'000)* *(unaudited)*	
Net cash inflow from operating activities	29,385	5,512	5,297	3,415	6,185
Net cash outflow from returns on investments and servicing of finance	(6,418)	(5,899)	(4,015)	(3,508)	(5,295)
Net cash outflow for capital expenditure and financial investment	(386)	(488)	(2,080)	(227)	(1,320)
Increase/(decrease) in cash	5,514	(2,208)	(4,046)	(1,318)	(2,901)

Other Financial and Operating Data (unaudited)

	As at and for the year ended 30 November			As at and for the six months ended 31 May	
	2002	2003	2004	2004	2005
EBITDA (£'000)(1)(7)	12,690	6,319	17,356	5,722	10,172
PBTA (£'000)(2)(7)	8,422	3,517	14,640	4,624	8,849
Number of active contractors(3)	2,470	3,027	3,735	3,216	3,777
Number of permanent placements(4)	4,863	3,845	4,460	1,822	2,633
Average permanent placement fee (£)(5)(7)	6,106	6,154	7,407	7,331	7,645
Average gross profit per day per contractor (£)(6)(7)	60.44	51.05	51.08	52.29	58.33

Notes:

(1) EBITDA represents "operating profit before goodwill amortisation" before depreciation.

(2) PBTA represents "operating profit before goodwill amortisation" after interest receivable and interest payable.

(3) Consultants of the Group that are currently on a placement with one of the Group's clients at the end of the relevant period.

(4) Candidates the Group has placed with clients on a permanent basis and for whom it has sent the client an invoice during the relevant period.

(5) The average permanent placement fee is calculated using the total placement fees for the relevant period, including The ITJobBoard advertising income, divided by the number of placements for the period.

(6) The average gross profit per day per contractor is calculated by taking gross profit from contract staffing for the period and dividing by the average number of active contractors and the number of working days in the period.

(7) EBITDA, PBTA, average permanent placement fee and average gross profit per day per contractor, when viewed with the Group's UK GAAP financial statements, provide additional information with respect to factors and trends affecting the Group's results of operations. The presentation of this supplemental information is not meant to be considered in isolation or as a substitute for measures of financial performance reported in accordance with UK GAAP.

Part VIII

Operating and Financial Review

The following operating and financial review contains financial information that has been extracted without material adjustment from SThree's Consolidated Financial Statements prepared in accordance with UK GAAP and included in Part XI – "Historical Financial Information". For a reconciliation between UK GAAP and IFRS for certain Group profit and loss account and balance sheet data, see Part XIII – "IFRS Financial Information". The financial information included in this Prospectus as at and for the six months ended 31 May 2004 is unaudited and may not be directly comparable to the audited financial information provided as at and for the six months ended 31 May 2005. The unaudited financial information has been prepared using the Group's accounting records.

Certain statements in this section are "forward-looking" statements and should be read together with "Forward-Looking Statements".

OVERVIEW

SThree is one of the leading ICT staffing businesses in the United Kingdom based on turnover. The Group provides both permanent and contract staffing services in the United Kingdom and Europe. The Group consists of 12 separately managed and, in certain cases, competing businesses that operate under individual brands. Most of the businesses in the Group primarily focus on placing candidates in the ICT sector, however, certain SThree brands serve the banking and finance, accountancy, human resources and engineering sectors.

The Group's consolidated financial statements as at and for the three years ended 30 November 2002, 2003 and 2004 and as at and for the six months ended 31 May 2004 and 2005, included in this Prospectus and discussed in this Part VIII are the financial statements of SThree plc and its subsidiaries using the acquisition method of accounting. Subsidiaries are all entities over which the Company has control and a shareholding of more than one half of the voting rights.

The Group's three largest brands based on turnover are Computer Futures, Progressive and Huxley, which accounted for 37.0 per cent., 21.9 per cent. and 18.2 per cent., respectively, of the Group's turnover for the year ended 30 November 2004 and 32.5 per cent., 21.5 per cent. and 19.9 per cent., respectively, of the Group's turnover for the six months ended 31 May 2005.

FACTORS AFFECTING RESULTS OF OPERATIONS

Market Conditions and Demand for Specialist Staffing Business Services

The Group's financial condition and results of operations have been and will continue to be influenced significantly by economic conditions in the markets where the Group operates and, in particular, developments in the ICT markets in the United Kingdom and Europe. Economic conditions in the Group's sectors and geographic markets affect companies' need to hire employees, fill vacancies and make employees redundant. Factors affecting the Group's results of operations also include levels of ICT expenditure and increasing competition and/or regulatory changes within the Group's markets, any of which may affect demand for the Group's services as well as the Group's business mix between contract and permanent staffing, ICT and non-ICT sector staffing and business in the United Kingdom and Europe. See "– Relationship Between Turnover, Gross Profit and the Relative Proportion of Permanent Versus Contract Business". In general, the Group's permanent staffing business is more sensitive to changes in the overall economic condition of the Group's markets and the Group's clients are more likely to hire contractors in periods of economic uncertainty than permanent staff.

In addition to being influenced by the overall economic cycle, demand for staffing in the Group's markets, and in particular the ICT and banking markets, may be affected by issues specific to those markets. The ICT and banking markets have traditionally been cyclical, with periods of strong growth and subsequent market contraction. For example, the ICT market experienced significant growth during the "dot-com boom" in the late 1990s, when companies were also seeking to ensure their computer systems were compliant for the year 2000 (Y2K). This period of growth was followed by significant market contraction. Demand for ICT, banking or other specialist staff may lag behind the overall growth in the economy and the staffing market as a whole. See Part II – "Risk Factors – Risks Related to SThree's Business – An economic downturn could result in a reduction in demand for ICT or other staff on both a permanent and contract basis".

Relationship Between Turnover, Gross Profit and the Relative Proportion of Permanent Versus Contract Business

The interpretation of the Group's results is affected by the relationship between turnover and gross profit, which is in turn significantly influenced by the relative proportion of the Group's permanent versus contract business. Turnover represents fees from permanent and contract services provided during the period. As there are no direct costs associated with the placement of permanent candidates, there is 100 per cent. gross profit margin on the Group's permanent staffing business. See "– Consolidated Results of Operations – Explanation of Key Items in the Profit and Loss Account". As a result, comparison of the Group's turnover and gross profit from one period to another can be significantly influenced by, among other things, the proportion of the Group's permanent versus contract business; the proportion of the Group's non-ICT sector and European business; the number of active contractors placed by the Group; the number of hours (overtime and standard) worked by those contractors; and the hourly rates at which those contractors are paid.

Seasonality

The Group's turnover is affected by seasonality. Many contractor assignments finish before the holidays in December and are not renewed until after the new year. As contract turnover is recognised based on the number of hours worked by a contractor, the Group's turnover from contract staffing typically peaks in November and reaches its lowest levels in December. Similarly, permanent recruitment typically slows during the December holidays, with many staff commencing work in the new year. As turnover for permanent placements is recognised when candidates commence employment, turnover from permanent staffing generally reaches its lowest levels in December. The timing of public holidays and other peak holiday periods in both the United Kingdom and Europe may also affect the comparability of the Group's results of operations between periods. Largely as a result of this seasonality, the Group's turnover for the periods under review has been higher in the second half of the financial year than in the first half.

Rate of Creation of New Brands and New Office Openings

During the periods under review, the Group has expanded its operations through the creation of new brands and the opening of new offices for its existing brands in the United Kingdom and Europe. Since 30 November 2001, the Group has established four new brands, Jobboard Enterprises (November 2002), J P Gray (December 2002), Madison Black (June 2003) and Tactical (March 2004), and opened three additional offices for its existing brands. The Group's creation of new brands and the opening of new offices has entailed certain capital and start-up operating expenditures, particularly in relation to staff costs, as well as the marketing of new products and services. However, if successful, new operations may also lead to significant client and turnover growth. Accordingly, the development of new operations affects the comparability of the results of the Company's operations for different periods.

CONSOLIDATED RESULTS OF OPERATIONS

Explanation of Key Items in the Profit and Loss Account

Turnover

Turnover represents fees from permanent and contract services provided during the period, excluding value-added tax or the equivalent sales tax for operations outside of the United Kingdom. Turnover for permanent placements is recognised when candidates commence employment. Typically, the relevant SThree brand receives a fee based on a percentage of the candidate's starting salary.

Contract revenue for the supply of professional services is recognised based on the number of hours worked by a contractor. Where the relevant SThree brand is responsible for paying the contractor's fees, that SThree brand recognises as turnover the contractor's remuneration together with an additional amount representing SThree's fee. Where the client pays the contractor directly, the relevant SThree brand is only paid its fee, which is recognised as turnover.

Cost of sales

Cost of sales comprises the direct costs of active contractors as billed by the contractor to the relevant SThree brand. It includes no overheads or any other costs attributable to contractors, which are included under other operating expenses. No direct costs are associated with the placement of permanent candidates.

Gross profit

Gross profit represents turnover less the cost of sales. The management of the Group uses gross profit as a key performance indicator in monitoring the Group's business, principally because (unlike turnover) it represents the net fee earned by the Group for the placement of permanent and contract employees after the deduction of contractor costs. See "– Factors Affecting Results of Operations – Relationship Between Turnover, Gross Profit and the Relative Proportion of Permanent Versus Contract Business".

Other operating expenses

The key components of other operating expenses are employee remuneration, property costs, advertising and marketing expenses, the costs associated with the Group's head office and central functions and other corporate overheads. These expenses are recognised when they are incurred.

Other operating expenses also includes depreciation of fixed assets, which is calculated using the straight-line method over the useful lives of the assets. Depreciation commences when the asset is ready for its intended use. Examples of the useful lives assigned are as follows:

	Useful Lives (Years)
Computer equipment	3
Furniture, fittings and office equipment	5
Motor vehicles	3

Amortisation of goodwill

Amortisation of goodwill represents amortisation of goodwill created when SThree Limited acquired the six SThree brands existing in 1999, Computer Futures, Progressive, Mercer Gray, Huxley, Pathway and Real I.T. Resourcing. The transaction resulted in the creation of £208.9 million in goodwill, which was amortised over the five years ended 30 November 2004.

Six Months Ended 31 May 2005 Compared With the Six Months Ended 31 May 2004

Turnover

The following table sets out a breakdown of the Group's turnover by geography, brands, recruitment classification and sector for the six months ended 31 May 2004 and 2005.

	For the six months ended 31 May	
Turnover	**2004**	**2005**
	(£'000)	
	(unaudited)	
Destination of Business[1]		
United Kingdom	80,823	109,228
Europe and the rest of the world	24,651	34,318
Total	105,474	143,546
Origin of Business[2]		
United Kingdom	100,601	136,075
Europe	4,873	7,471
Total	105,474	143,546
SThree Brand		
Computer Futures	41,569	46,654
Progressive	22,462	30,797
Huxley	17,695	28,581
Other brands[3]	23,748	37,514
Total	105,474	143,546

Turnover	For the six months ended 31 May 2004	2005
	(£'000) (unaudited)	
Recruitment Classification		
Contract	92,117	123,417
Permanent	13,357	20,129
Total	105,474	143,546
Sector		
ICT	100,192	133,599
Other[(4)]	5,282	9,947
Total	105,474	143,546

Notes:

(1) Presents turnover based on the location of the client.

(2) Presents turnover based on the location of the SThree office.

(3) Other brands include Pathway, Strategic Resource Group, Real I.T. Resourcing, Madison Black, Staff Search Group, Orgtel, J P Gray, Tactical and Jobboard Enterprises.

(4) Other includes turnover from the banking and finance, accountancy, human resources and engineering sectors.

The Group's turnover increased by £38.1 million, or 36.1 per cent., to £143.5 million for the six months ended 31 May 2005 from £105.5 million for the six months ended 31 May 2004. This increase was the result of an increase in both permanent and contract business by the Group due to the continued recovery in the ICT recruitment market in the United Kingdom; the Group's expansion into overseas markets; and the growth of the Group's non-ICT sector focused areas of the business.

Turnover from both contract and permanent business was higher for the six months ended 31 May 2005 than the six months ended 31 May 2004, with turnover from contract staffing increasing £31.3 million, or 34.0 per cent., and accounting for 82.2 per cent. of the overall increase in the Group's turnover between the periods. Turnover from contract staffing increased as a result of an increase in the number of the Group's active contractors, with the Group having 3,777 active contractors as at 31 May 2005 compared with 3,216 active contractors as at 31 May 2004. Turnover from permanent placements increased by £6.8 million, or 50.7 per cent., primarily due to an increase in the number of permanent placements by the Group, which increased in the six months ended 31 May 2005 to 2,633 placements from 1,822 placements in the same period in 2004, as well as an increase in the average permanent placement fee to £7,645 in the six months ended 31 May 2005 from £7,331 in the same period in 2004.

The Group's turnover from clients in the United Kingdom and Europe and the rest of the world increased 35.1 per cent. and 39.2 per cent., respectively, in the six months ended 31 May 2005 over the same period in 2004, primarily as a result of improved market conditions generally and, in respect of turnover from operations in Europe and the rest of the world, the opening of a Progressive office in Munich (2004) as well.

The Group's turnover from ICT placements increased by £33.4 million, or 33.3 per cent., to £133.6 million for the six months ended 31 May 2005 from £100.2 million for the same period in 2004 and accounted for 87.7 per cent. of the overall increase in the Group's turnover between the periods. Turnover from the Group's other sectors increased significantly in the six months ended 31 May 2005 in relation to the six months ended 31 May 2004, increasing by 88.3 per cent., to £9.9 million for the six months ended 31 May 2005 from £5.3 million for the same period in 2004. The increase resulted primarily from an increase in turnover from J P Gray and the non-ICT focused business of Huxley primarily as a result of an increase in the number of sales consultants in the banking division of Huxley.

Cost of sales

The Group's cost of sales increased to £97.6 million for the six months ended 31 May 2005 from £72.8 million for the six months ended 31 May 2004. The £24.8 million, or 34.1 per cent., increase

was in line with the growth in the Group's turnover from contract staffing and resulted from an increase in the number of the Group's active contractors.

Gross profit

The following table sets out a breakdown of the Group's gross profit by geography, brands, recruitment classification and sector for the six months ended 31 May 2004 and 2005.

	For the six months ended 31 May	
Gross Profit	**2004**	**2005**
	(£'000) *(unaudited)*	
Destination of Business[1]		
United Kingdom	24,978	35,038
Europe and the rest of the world	7,744	10,921
Total	32,722	45,959
Origin of Business[2]		
United Kingdom	29,256	40,348
Europe	3,466	5,611
Total	32,722	45,959
SThree Brand		
Computer Futures	11,839	14,765
Progressive	6,784	9,212
Huxley	6,716	10,595
Other brands[3]	7,383	11,387
Total	32,722	45,959
Recruitment Classification		
Contract	19,365	25,830
Permanent	13,357	20,129
Total	32,722	45,959
Sector		
ICT	29,737	40,386
Other[4]	2,985	5,573
Total	32,722	45,959

Notes:

(1) Presents gross profit based on the location of the client.

(2) Presents gross profit based on the location of the SThree office.

(3) Other brands include Pathway, Strategic Resource Group, Real I.T. Resourcing, Madison Black, Staff Search Group, Orgtel, J P Gray, Tactical and Jobboard Enterprises.

(4) Other includes gross profit from the banking and finance, accountancy, human resources and engineering sectors.

The Group's gross profit was £46.0 million, or 32.0 per cent., of turnover for the six months ended 31 May 2005, compared to gross profit of £32.7 million, or 31.0 per cent., of turnover for the six months ended 31 May 2004. The Group's gross profit margin increased between the periods under review, primarily due to an increase in the proportion of permanent business versus contract business.

The Group's average gross profit per day per contractor increased approximately 12 per cent. for the six months ended 31 May 2005 from the six months ended 31 May 2004, as a result of an increase in the Group's non-ICT and international business, which typically generates higher margins, together with an increase in the overall contractor rates paid by the Group's ICT clients as the market improved, and contractors worked more hours, particularly at overtime rates.

Other operating expenses

The Group's other operating expenses (excluding the amortisation of goodwill) increased by £9.1 million, or 33.4 per cent., to £36.3 million for the six months ended 31 May 2005 from £27.2 million for the six months ended 31 May 2004. This increase was primarily due to an increase in the overall number of sales consultants (612 sales consultants as at 31 May 2005 compared with 440 sales consultants as at 31 May 2004), which resulted in an increase in sales consultant salaries and commissions and certain variable costs such as telephone costs.

Operating profit before goodwill amortisation

As a result of the foregoing factors, the Group had an operating profit before goodwill amortisation of £9.6 million for the six months ended 31 May 2005, representing an increase of £4.1 million, or 75.2 per cent., over an operating profit before goodwill amortisation of £5.5 million for the six months ended 31 May 2004.

Amortisation of goodwill

The Group's amortisation of goodwill was £19.4 million for the six months ended 31 May 2004, based on a five-year straight line depreciation policy. See "– Explanation of Key Items in the Profit and Loss Account – Amortisation of goodwill". There was no amortisation of goodwill for the six months ended 31 May 2005, since goodwill in respect of the Group's creation in 1999 was fully amortised by 30 November 2004.

Interest payable

The Group's interest payable remained relatively constant during the periods under review and related to payments on the Group's Variable Rate Unsecured 'B' Loan Stock 2008 (the "Loan Stock"). See paragraph 16 "Material Contracts" in Part X of this Prospectus.

Taxation on loss from ordinary activities

The Group's taxation on loss from ordinary activities increased by £1.7 million, or more than doubled, to £3.1 million for the six months ended 31 May 2005 from £1.4 million for the six months ended 31 May 2004. The Company's effective current tax rate on operating profit before goodwill amortisation for the six months ended 31 May 2005 was 34.2 per cent., which represented an increase over the same period in 2004. The increase was due to disallowable legal and professional costs and the revision of certain timing differences in the final tax computations submitted in respect of overseas entities.

The Company's effective tax rate on operating profit may be affected by certain corporation tax deductions that may arise for the Group on the exercise of the options granted to certain employees of the Group before Admission, on the award of Ordinary Shares to employees currently held in the EBTs and on the allotment of Ordinary Shares to certain employees as part of the consideration payable in connection with the formation of the Group in 1999. See "– Certain Corporation Tax Deductions".

Dividends

The Group accrued dividends in respect of its Preference and 'A' Preference Shares of £2.3 million for each of the six-month periods ended 31 May 2004 and 2005.

Retained (loss)/profit for the period

As a result of the foregoing factors, the Group had a retained profit for the period of £3.4 million for the six months ended 31 May 2005, compared to a retained loss for the period of £18.3 million for the six months ended 31 May 2004.

Year Ended 30 November 2004 Compared With the Years Ended 30 November 2003 and 30 November 2002

Turnover

The following table sets out a breakdown of the Group's turnover by geography, brands, recruitment classification and sector for the three years ended 30 November 2002, 2003 and 2004.

	For the year ended 30 November		
Turnover	**2002**	**2003**	**2004**
		(£'000)	
Destination of Business[(1)]			
United Kingdom	178,928	145,982	184,424
Europe and the rest of the world	48,068	44,489	57,989
Total	226,996	190,471	242,413
Origin of Business[(2)]			
United Kingdom	216,470	182,403	227,904
Europe	10,526	8,068	14,509
Total	226,996	190,471	242,413
SThree Brand			
Computer Futures	94,014	81,935	89,648
Progressive	61,144	44,111	53,124
Huxley	28,937	28,706	44,073
Other brands[(3)]	42,901	35,719	55,568
Total	226,996	190,471	242,413
Recruitment Classification			
Contract	197,302	166,807	209,380
Permanent	29,694	23,664	33,033
Total	226,996	190,471	242,413
Sector			
ICT	225,773	187,288	227,407
Other[(4)]	1,223	3,183	15,006
Total	226,996	190,471	242,413

Notes:

(1) Presents turnover based on the location of the client.

(2) Presents turnover based on the location of the SThree office.

(3) Other brands include Pathway, Strategic Resource Group, Real I.T. Resourcing, Staff Search Group, Orgtel and Jobboard Enterprises. For the year ended 30 November 2002, other brands also includes Conexus. For the years ended 30 November 2003 and 2004, other brands also includes Madison Black and J P Gray. Tactical is included in other brands for the year ended 30 November 2004.

(4) Other includes turnover from the banking and finance, accountancy, human resources and engineering sectors.

The Group's turnover increased by £51.9 million, or 27.3 per cent., to £242.4 million in 2004 from £190.5 million for the year ended 30 November 2003. This increase was the result of an increase in both permanent and contract business by the Group due to a recovery in the ICT recruitment market in the United Kingdom; the Group's expansion into overseas markets; the growth of the Group's non-ICT sector areas of the business; the creation of new brands; and the rebranding of and placement of new management in Madison Black.

Turnover from both contract and permanent business was higher in 2004 than in 2003, with turnover from contract staffing increasing £42.6 million, or 25.5 per cent., and accounting for 82.0 per cent. of the overall increase in the Group's turnover between the periods. Turnover from contract staffing increased as a result of an increase in the number of the Group's active contractors to 3,735 contractors as at 30 November 2004 from 3,027 contractors as at 30 November 2003, as well as increases in hours worked and rates. The £9.4 million, or 39.6 per cent., increase in the Group's

turnover from permanent placements was primarily the result of an increase in the number of permanent placements by the Group, which increased during the 2004 financial year (4,460 placements) compared with the 2003 financial year (3,845 placements), as well as an increase in the average permanent placement fee to £7,407 for the year ended 30 November 2004 from £6,154 for the year ended 30 November 2003.

The Group's turnover from its clients in the United Kingdom and Europe and the rest of the world increased by 26.3 per cent. and 30.3 per cent., respectively, between the years ended 30 November 2003 and 2004, primarily as a result of improved market conditions generally and, in respect of turnover from operations in Europe and the rest of the world, the opening of a Progressive office in Munich as well. The increase in turnover in Europe and the rest of the world was partly offset by reduced business from Progressive's offices in France, Holland and Belgium. In addition, Progressive ceased operations in Switzerland.

The Group's turnover from ICT placements increased by £40.1 million, or 21.4 per cent., to £227.4 million for the year ended 30 November 2004 from £187.3 million for the same period in 2003 and accounted for 77.2 per cent. of the overall increase in the Group's turnover between the periods. Turnover from the Group's other sectors increased significantly in the 2004 financial year in relation to the 2003 financial year, more than tripling, to £15.0 million in 2004 from £3.2 million in 2003. The increase resulted primarily from an increase in turnover from J P Gray and the non-ICT focused business of Huxley primarily as a result of an increase in the number of sales consultants in the banking division of Huxley.

Huxley's turnover increased by 15.4 million, or by 53.5 per cent., and accounted for 29.6 per cent. of the overall increase in the Group's turnover from 2003 to 2004. Progressive's turnover increased by £9.0 million, or 20.4 per cent., and accounted for 17.4 per cent. of the overall increase in the Group's turnover between the periods and Computer Futures' turnover increased by £7.7 million, or 9.4 per cent., and accounted for 14.8 per cent. of the overall increase in turnover from 2003 to 2004. Turnover from the Group's other brands increased by £19.8 million, or 55.6 per cent., and accounted for 38.2 per cent. of the overall increase in the Group's turnover from 2003 to 2004.

The Group's turnover decreased by £36.5 million, or 16.1 per cent., to £190.5 million for the year ended 30 November 2003 from £227.0 million for the year ended 30 November 2002, which represented a decline in turnover from both contract and permanent business. This decrease was primarily the result of an overall decline in the ICT recruitment market in the United Kingdom, which affected most significantly the Group's ICT-focused brands.

The Group's turnover from ICT placements decreased by £38.5 million, or 17.0 per cent., to £187.3 million for the year ended 30 November 2003, from £225.8 million for the same period in 2002. Progressive's turnover decreased by £17.0 million from 2002 to 2003, and accounted for 46.6 per cent. of the overall decrease in the Group's turnover between periods, and Computer Futures' turnover decreased by £12.1 million, and accounted for 33.1 per cent. of the overall decrease in the Group's turnover between periods. Huxley, which is focused on the placement of ICT and non-ICT professionals within the engineering and banking and finance sectors, was relatively less affected by the decline in the ICT recruitment market and Huxley's turnover remained relatively stable from the year ended 30 November 2002 to the year ended 30 November 2003.

Cost of sales

The Group's cost of sales increased by £34.8 million, or 26.4 per cent., to £166.5 million for the year ended 30 November 2004 from £131.7 million for the year ended 30 November 2003, which in turn represented a £25.0 million, or 15.9 per cent., decrease in cost of sales from £156.7 million for the year ended 30 November 2002. The movements in the Group's costs of sales are directly related to the Group's turnover from contract staffing. As at 30 November 2004, 2003 and 2002, the Group had 3,735, 3,027 and 2,470 active contractors, respectively.

Gross profit

The following table sets out a breakdown of the Group's gross profit by geography, brands, recruitment classification and sector for the three years ended 30 November 2002, 2003 and 2004.

	For the year ended 30 November		
Gross profit	**2002**	**2003**	**2004**
		(£'000)	
Destination of Business[1]			
United Kingdom	53,541	44,100	56,511
Europe and the rest of the world	16,761	14,636	19,386
Total	70,302	58,736	75,897
Origin of Business[2]			
United Kingdom	63,518	50,929	66,493
Europe	6,784	7,807	9,404
Total	70,302	58,736	75,897
SThree Brand			
Computer Futures	26,469	21,494	25,566
Progressive	19,400	14,090	15,988
Huxley	11,268	10,839	16,812
Other[3]	13,165	12,313	17,531
Total	70,302	58,736	75,897
Recruitment Classification			
Contract	40,608	35,072	42,864
Permanent	29,694	23,664	33,033
Total	70,302	58,736	75,897
Sector			
ICT	69,079	56,054	67,550
Other[4]	1,223	2,682	8,347
Total	70,302	58,736	75,897

Notes:

(1) Presents gross profit based on the location of the client.

(2) Presents gross profit based on the location of the SThree office.

(3) Other brands include Pathway, Strategic Resource Group, Real I.T. Resourcing, Staff Search Group, Orgtel and Jobboard Enterprises. For the year ended 30 November 2002, other brands also includes Conexus. For the years ended 30 November 2003 and 2004, other brands also includes Madison Black and J P Gray. Tactical is included in other brands for the year ended 30 November 2004.

(4) Other includes gross profit from the banking and finance, accountancy, human resources and engineering sectors.

The Group's gross profit was £75.9 million, or 31.3 per cent. of turnover, for the year ended 30 November 2004, compared to gross profit of £58.7 million, or 30.8 per cent. of turnover, and £70.3 million, or 31.0 per cent. of turnover, for the years ended 30 November 2003 and 2002, respectively. The Group's gross profit margin increased from 2003 to 2004, primarily due to an increase in the proportion of permanent business versus contract business. The Group's permanent business is generally more sensitive to market conditions than the Group's contract business due to the flexibility of contract staff in times of economic uncertainty. As a result, as conditions in the ICT market improved in 2004 following relatively difficult market conditions in 2001 to 2003, the proportion of the Group's permanent business increased. The increase in the Group's permanent business between 2003 and 2004 offset a decrease in the Group's margins from contract business. The Group's gross profit margin remained relatively constant from 2002 to 2003 as a result of an increase in the

Group's margins from its contract business being largely offset by a decrease in the Group's permanent business between the periods.

The Group's permanent business has a disproportionate impact on the Group's gross profit compared to the Group's contract business as there are no cost of sales associated with permanent recruitment. As a result, the Group's gross profit during the periods under review has been directly related to turnover derived from permanent placements.

The average gross profit per day per contractor decreased slightly from 2003 to 2004, despite an overall increase in gross profit from contract staffing, due to an increase in active contractors. This decrease was partially offset by an increase in the Group's higher margin non-ICT business. The average gross profit per day per contractor decreased by approximately 16 per cent. from 2002 to 2003 due to pressures on pricing resulting from the decline in the UK ICT market and lower numbers of active contractors who were also working fewer hours and at lower rates than they had in the 2002 financial year.

Huxley contributed 22.2 per cent., 18.5 per cent. and 16.0 per cent. to the Group's gross profit for the three years ended 30 November 2004, 2003 and 2002, respectively. This contribution to gross profit is relatively disproportionate to its contribution to turnover during those years as a result of Huxley's focus on permanent staffing over contract staffing and because the Huxley brands are focused at the higher margin niche markets, generally placing more senior staff. The Group's other brands, which include J P Gray and Jobboard Enterprises, have the highest gross profit margins within the Group, as accountancy recruitment generally yields higher margins than ICT recruitment, and there are no direct costs associated with The ITJobBoard.

Other operating expenses

The Group's other operating expenses (excluding the amortisation of goodwill) increased to £59.9 million for the year ended 30 November 2004 from £53.8 million for the year ended 30 November 2003. The £6.1 million, or 11.3 per cent., increase was primarily the result of an increase in sales consultant salaries and commissions due to an increase in the number of sales consultants in the Group. Similarly, the Group's other operating expenses decreased by £5.7 million, or 9.6 per cent., in 2003 from £59.6 million for the year ended 30 November 2002. This decrease was primarily a result of a decrease in sales consultants salaries and commissions from 2002 to 2003, relating to a decrease in the overall number of sales consultants. In connection with the decline in the ICT markets in 2002 and 2003, it was more difficult for the Group's sales consultants to generate contract and permanent business. Since a significant portion of sales consultants' remuneration is commission based, a number of sales consultants left the Group during that time. Similarly, as the markets improved in 2004, the Group increased its number of sales consultants in order to increase the Group's sales and market share. The number of sales consultants in the Group as at 30 November 2004, 2003, and 2002 was 561, 355 and 470, respectively.

Operating profit before goodwill amortisation

As a result of the foregoing, the Group had an operating profit before goodwill amortisation of £16.0 million for the year ended 30 November 2004, compared with operating profit before goodwill amortisation of £4.9 million and £10.7 million for the years ended 30 November 2003 and 2002, respectively.

Amortisation of goodwill

The Group's amortisation of goodwill decreased by £10.1 million, or 24.2 per cent., to £31.5 million in 2004 from £41.6 million for the year ended 30 November 2003. This decrease was a result of goodwill created in relation to the Group organisation in 1999 reaching the end of its amortisable life during the 2004 financial year. The Group's amortisation of goodwill remained constant at £41.6 million for the years ending 30 November 2003 and 2002.

Interest payable

The Group's interest payable remained relatively constant during the periods under review, and was £2.0 million, £2.0 million and £2.9 million for the three years ended 30 November 2004, 2003 and 2002, respectively. Interest payable related primarily to the Group's Loan Stock. See paragraph 16 "Material Contracts" in Part X of this Prospectus.

Taxation on loss from ordinary activities

The Group's taxation on loss from ordinary activities increased by £3.3 million to £4.6 million for the year ended 30 November 2004, more than tripling the amount for the same period in 2003, which totalled £1.3 million. The Group's taxation on loss from ordinary activities decreased by £1.5 million, or 52.7 per cent., in 2003 from £2.8 million for the year ended 30 November 2002. The Company's effective current tax rate on operating profit before goodwill amortisation was 30.2 per cent. in 2004, 54.1 per cent. in 2003 and 30.5 per cent. in 2002. Following the settlement of two tax issues relating to the timing of a capital allowances claim and the timing of a claim for bad debt relief, the Group made a prior year deferred tax adjustment in 2003. This adjustment added approximately 14.4 per cent. to the Group's effective current tax rate on operating profit before goodwill amortisation in 2003. The effect on the total tax charge was offset by a deferred tax credit in respect of the adjustment.

Dividends

The Group paid dividends of £4.5 million, £2.6 million and £4.5 million for the three years ended 30 November 2004, 2003 and 2002, respectively, as preference dividends payable on the Company's Preference and 'A' Preference Shares. No dividends were paid on the Company's Ordinary Shares. The payment of the dividend on the Company's Preference and 'A' Preference Shares was subject to the Company achieving certain profit targets. For the year ended 30 November 2003, this target was not fully achieved, resulting in the payment of a reduced dividend for that year.

Retained (loss)/profit for the year

As a result of the foregoing, the Group's loss for the year was £25.8 million, £42.1 million and £40.5 million for three years ended 30 November 2004, 2003 and 2002, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

The following table shows information regarding SThree's cash flow for the periods indicated.

	For the year ended 30 November			For the six months ended 31 May	
	2002	**2003**	**2004**	**2004**	**2005**
		(£'000)		*(£'000)* *(unaudited)*	
Net cash inflow from operating activities	29,385	5,512	5,297	3,415	6,185
Net cash outflow from returns on investments and servicing of finance	(6,418)	(5,899)	(4,015)	(3,508)	(5,295)
Net cash outflow for capital expenditure and financial investment	(386)	(488)	(2,080)	(227)	(1,320)
Increase/(decrease) in cash	5,514	(2,208)	(4,046)	(1,318)	(2,901)

The Group's primary source of liquidity is cash inflow from operating activities. During the periods under review, the Company met its working capital needs and capital expenditures with cash inflow from operating activities. Net cash inflow from operating activities increased by £2.8 million to £6.2 million for the six months ended 31 May 2005 from £3.4 million for the six months ended 31 May 2004, primarily as a result of an increase in the Group's turnover between the periods. In the first half of the 2005 financial year, the Company changed its policy with respect to the timing of supplier payments, by delaying payment while staying within the supplier payment terms. This change in policy had the effect of increasing the Group's cash position as at 31 May 2005. The Directors intend to continue this policy in future periods. Net cash inflow from operating activities decreased to £5.3 million in 2004 from £5.5 million in 2003, which in turn represented a significant decrease in net cash inflow from operating activities in 2002 of £29.4 million.

The Group pays its active contractors before money is received from the respective clients. Contractors are paid on a weekly or monthly basis and the Group may not be able to invoice clients for their services until the end of the month or the following month. As the Group's turnover from contract staffing increases, the contractors' pay-roll increases as well, leading to a more negative working capital position. Conversely, when the Group's sales decrease, the contractors' pay-roll

decreases. In addition, the Group's working capital balances can vary significantly from period to period and within each month.

The Group's turnover decreased significantly from the 2001 financial year to the 2002 financial year, which resulted in a decrease in contractors' pay-roll. In addition, the Group collected payments from clients in respect of invoices outstanding at the end of the 2001 financial year. The collections from debtors combined with a decrease in direct costs associated with contractors resulted in a significant cash inflow from operating activities in 2002.

Net cash outflow from returns on investments and servicing of finance increased to £5.3 million for the six months ended 31 May 2005 from £3.5 million for the six months ended 31 May 2004. Net cash outflow from returns on investments and servicing of finance was £4.0 million, £5.9 million and £6.4 million for the three years ended 30 November 2004, 2003 and 2002, respectively. The movements over the periods under review related primarily to payments of interest on the Company's Loan Stock, which decreased over the periods under review due to a repayment of loan stock of £10 million in 2001, and payments of dividends on the Company's Preference and 'A' Preference Shares.

Net cash outflow from capital expenditure and financial investment increased to £1.3 million for the six months ended 31 May 2005 compared with £0.2 million for the six months ended 31 May 2004, and related primarily to investments in IT for the Group as well as office refurbishments. Net cash outflow for capital expenditure and financial investment increased to £2.1 million for year ended 30 November 2004, over £0.5 million and £0.4 million for 2003 and 2002, respectively, primarily as a result of the Group's purchase of computer equipment and data storage and office refurbishment.

Contractual Obligations and Commercial Commitments

SThree leases buildings, as well as motor vehicles, under operating leases with terms of one year or more.

The following table sets forth future minimum commitments under the Group's non-cancellable operating leases as at 30 November 2002, 2003 and 2004, and as at 31 May 2004 and 2005:

	Motor vehicles					Land and buildings				
	As at 30 November			As at 31 May		As at 30 November			As at 31 May	
	2002	2003	2004	2004[1]	2005	2002	2003	2004	2004[1]	2005
		(£'000)		*(£'000)*			*(£'000)*		*(£'000)*	
Operating leases which expire:										
Within one year	—	—	64	37	125	—	—	228	208	264
One to two years	581	273	228	371	52	139	274	463	561	1,082
Two to five years	27	425	610	482	408	1,812	1,656	1,282	1,249	607
After five years	—	228	—	—	—	2,232	2,005	1,987	1,970	2,227
	608	926	902	890	585	4,183	3,935	3,960	3,988	4,180

Note:
(1) Unaudited.

The Group had no contracted capital commitments for the periods under review.

CAPITALISATION AND INDEBTEDNESS

Capitalisation and Indebtedness

The following table sets forth the indebtedness of the Group as at 31 August 2005, as extracted from the Group's unaudited accounting records.

	As at 31 August 2005
	(£'000) *(unaudited)*
Total Current Debt	
Unguaranteed/unsecured	39,900
Total Indebtedness	39,000

The following table sets out the capitalisation of the Group as at 31 May 2005, as extracted from the Historical Financial Information set out in Part XI.

	As at 31 May 2005
	(£'000)
Shareholders' Equity	
Share capital	2,227
Share capital to be issued	6,033
Share premium	74
Total capitalisation	8,334

None of the external debt is subject to guarantees provided by third parties.

There has been no material change in the capitalisation of the Company from 31 May 2005 to 10 November 2005.

On 2 November 2005, the Company entered into a £40 million loan facility (the "Credit Facility") with Barclays Bank PLC ("Barclays Bank"). Under the Credit Facility, the Company can borrow up to £40 million until 30 November 2006 and up to £20 million between 1 December 2006 and 30 November 2007. Funds borrowed under the Credit Facility will bear interest at floating rates set by reference to London Inter Bank Offering Rate ("LIBOR"). The Credit Facility contains certain financial covenants. As at the date of this Prospectus, the Company had no amounts outstanding under the Credit Facility, however, the Company intends to borrow funds under the Credit Facility to repay the Loan Stock at Admission. See paragraph 16 "Material Contracts" in Part X of this Prospectus.

Net Financial Indebtedness

The following table sets out the Group's net financial indebtedness in the short term and in the medium-long term as at 31 August 2005, as extracted from the Group's unaudited accounting records:

	As at 31 August 2005
	(£'000) *(unaudited)*
Cash	25,550
Liquidity	25,550
Current bank debt	39,900
Current Financial Debt	39,900
Net Current Financial Indebtedness	(14,350)
Net Financial Indebtedness	(14,350)

The statement of net financial indebtedness does not include accrued interest payable of £5,466 on the Loan Stock as at 31 August 2005.

As at 31 May 2005, the Company had no contingent liabilities. As at the date of this Prospectus, there had been no changes to the Group's contingent liabilities since that date.

TREASURY MANAGEMENT

The Group's financial instruments comprise cash, variable rate unsecured loan stock, certain provisions for liabilities and charges and items such as trade debtors and trade creditors arising in the ordinary course of business. Until 20 April 2004, the Group used an invoice discounting facility secured over the Group's trade debtors. It is the Group's policy that no trading in derivative financial instruments shall be undertaken. The Group's centralised finance department is responsible for supervising the Group's exposure to market risk that arises in connection with operations and financial activities. See Note 27 "Financial Instruments" to the Consolidated Financial Statements included in Part XI – "Historical Financial Information".

WORKING CAPITAL

The Company is of the opinion that, taking into consideration bank and other facilities available to the Group, the working capital available to the Group is sufficient for its present requirements, that is, for at least the 12 months from the date of publication of this Prospectus.

CURRENT TRADING AND PROSPECTS

The following section contains information that has been extracted from the Group's unaudited accounting records. In addition, this section includes forward-looking statements that involve inherent risks and uncertainties and speak only as at the date they are made. See "Forward-Looking Statements".

The Group's results of operations for the four months ended 30 September 2005 and the financial year to date have been in line with the historical, seasonal profile of the Group's results of operations. The Group's turnover for the four months ended 30 September 2005 was £109 million, compared with £86 million for the four months ended 30 September 2004, resulting in turnover for the ten months ended 30 September 2005 of £252 million, compared with £192 million for the same period in 2004. The Group's gross profit for the four months ended 30 September 2005 was £37 million, compared with £28 million for the same period in 2004, which resulted in gross profit of £83 million for the ten months ended 30 September 2005, compared with £61 million for the same period in 2004. As at 30 September 2005, the Group had 4,193 active contractors compared with 3,480 active contractors as at 30 September 2004. In addition, the Group made 2,095 permanent placements during the four months ended 30 September 2005, compared with 1,658 permanent placements for the four months ended 30 September 2004, which resulted in 4,728 permanent placements for the ten

months ended 30 September 2005, compared to 3,694 permanent placements for the ten months ended 30 September 2004.

The Group's contract business has increased since 31 May 2005, as has the Group's permanent business, although at a lower rate than the Group's contract business. The contribution from the Group's operations outside of the United Kingdom has continued to increase since the six months ended 31 May 2005, as well as the contribution from the Group's businesses that focus on non-ICT sectors (in particular Huxley). In addition, the Group has continued its programme of European expansion, with the opening of a Progressive office in Amsterdam in July 2005.

For a discussion of the Group's results of operations for the first six months of the 2005 financial year, see "– Consolidated Results of Operations – Six Months Ended 31 May 2005 Compared With the Six Months Ended 31 May 2004".

Certain Corporation Tax Deductions

Certain corporation tax deductions may arise for the Group on the exercise of the options granted to certain employees of the Group before Admission, on the award of Ordinary Shares currently held in the EBTs to employees and on the allotment of Ordinary Shares to certain employees as part of the consideration payable in connection with the formation of the Group in 1999. See paragraph 5 of Part X – "Additional Information" and Note 17 "Share capital" of the Consolidated Financial Statements in Part XI – "Historical Financial Information". Subject to the assumptions set out below, total corporation tax deductions for the Group could result in up to approximately £48.0 million, which in turn could result in cash tax savings after payment of related employer's national insurance of approximately £11.3 million over the period up to December 2010. The Directors believe that, subject to the assumptions set out below, that approximately £5.9 million of this cash tax saving could be realised within a year of Admission. The Directors can give no guarantee as to whether such corporation tax deductions will arise and, if so, what the amounts will be. Also, there can be no assurance that all or some of the following assumptions set out below will actually occur.

The corporation tax deduction estimated above is based on the following assumptions:

(a) at least 12.8 per cent. of the options granted by Simon Arber and William Bottriell to employees of SThree companies tax resident in the United Kingdom are exercised on Admission or within 12 months of Admission;

(b) gifts of all the Ordinary Shares arising on conversion of 20,489,497 Zero Coupon Preference Shares held in the No. 1 ESOP are made under the Share Gift Plan within 12 months of Admission; 88.0 per cent. of the Ordinary Shares are awarded to employees of UK tax resident employers; and the market value of each Ordinary Share at the time the gift is made is at least equal to the Offer Price;

(c) the market value of any Ordinary Shares that are awarded or of the Ordinary Shares that are acquired pursuant to the exercise of any options is at least equal to the Offer Price on the date such award is made or option exercised;

(d) the rate of UK corporation tax that is applicable to the relevant Group company will at all relevant times be 30.0 per cent.;

(e) the rate of employer's national insurance that is applicable to the relevant Group company will at all relevant times be 12.8 per cent.; and

(f) the Group will have sufficient UK taxable profits to be able to use in full the corporation tax deduction estimated above.

Part IX

The Global Offer and Related Matters

SUMMARY OF THE GLOBAL OFFER

The Global Offer comprises a sale of 39,718,732 Ordinary Shares by the Selling Shareholders. In connection with the Global Offer, the Founders have granted the Stabilising Manager the Over-allotment Option, exercisable for 30 days after publication of the Offer Price, to make available 5,957,808 additional Ordinary Shares at the Offer Price to cover over-allotments, if any, made in connection with the Global Offer and to cover short positions resulting from stabilisation transactions.

The Global Offer is being made by way of an offer to certain institutional investors in the United Kingdom and the rest of the world. Further details of the Global Offer are set out below.

The Underwriters solicited from prospective eligible investors indications of interest in acquiring Offered Shares in the Global Offer. Prospective eligible investors were required to specify the number of Ordinary Shares which they would be prepared to acquire at the Offer Price. This process, known as bookbuilding, ceased at 5.00 p.m. on 10 November 2005.

All Offered Shares will be sold at the Offer Price. The Founders have agreed to pay to the Institutional Selling Shareholders the amount of any shortfall between (i) the value of the total number of Ordinary Shares held by the Institutional Selling Shareholders on Admission (before any sale of Ordinary Shares pursuant to the Underwriting Agreement) calculated at the Offer Price and (ii) a pre-agreed amount. There can be no assurance that a regular trading market for Ordinary Shares will be sustained. The prices at which Ordinary Shares will be bought and sold on the public market after the Global Offer may be lower than the Offer Price.

OVER-ALLOTMENT AND STABILISATION

In connection with the Global Offer, UBS Limited as stabilising manager, may over-allot or effect other transactions which stabilise or maintain the market price of the Ordinary Shares or any options, warrants or rights with respect to, or interests in, the Ordinary Shares, in each case at a higher level than might otherwise prevail in the open market. Such transactions may commence on or after the date of the publication of the Offer Price and will end no later than 30 days thereafter. Such transactions may be effected on the London Stock Exchange, any over-the-counter market or otherwise. There is no obligation on UBS Limited to undertake stabilisation transactions and, such stabilisation transactions, if commenced, may be discontinued at any time. Save as required by law, UBS Limited does not intend to disclose the extent of any over-allotments and/or stabilisation transactions under the Global Offer.

The Founders have granted to UBS Limited the Over-allotment Option, pursuant to which UBS Limited may purchase, or procure purchasers for, 5,957,808 additional Ordinary Shares for the purposes of allowing UBS Limited to cover over-allotments, if any, made in connection with the Global Offer and to cover any short positions resulting from stabilisation transactions. Any such Ordinary Shares will be offered by the Founders on the same terms and conditions as the other Ordinary Shares in the Global Offer. The number of Ordinary Shares to be subject to the Over-allotment Option is, in aggregate, equal to approximately 15 per cent. of the total number of Ordinary Shares to be sold in the Global Offer. The Over-allotment Option will be exercisable in whole or in part at any time during the period commencing on the date of publication of the Offer Price and ending 30 days thereafter.

UNDERWRITING ARRANGEMENTS

The Company, the Directors, the Founders, the Selling Shareholders, the Managers and others have entered into the Underwriting Agreement on 10 November 2005 pursuant to which, subject to certain conditions which are customary in agreements of this nature, the Underwriters have severally agreed to procure purchasers for the Offered Shares to be sold by the Selling Shareholders (other than 3i Group plc) under the Global Offer, or failing which, themselves to purchase such Offered Shares, in each case at the Offer Price. UBS Limited have agreed as principal to purchase the Ordinary Shares being sold by 3i Group plc pursuant to the Global Offer at the Offer Price.

The Underwriting Agreement provides for the Managers to be paid commissions by the Selling Shareholders in respect of Ordinary Shares sold by the Selling Shareholders under the Global Offer

or sold by the Founders pursuant to the Over-allotment Option. The Company has given the Managers certain warranties and indemnities.

The Global Offer is conditional upon Admission becoming effective and the Underwriting Agreement becoming unconditional in all respects and not having been terminated in accordance with its terms.

The Managers will, in certain circumstances, be entitled to terminate the Underwriting Agreement at any time prior to Admission. If such right is exercised, the Global Offer will lapse and any monies in respect of the Global Offer will be returned to investors without interest.

Further details of the terms of the Underwriting Agreement are set out in paragraph 15 of Part X – "Additional Information".

SETTLEMENT AND DEALING ARRANGEMENTS

It is expected that dealings in the Ordinary Shares will commence on a conditional basis on the London Stock Exchange at 8.00 a.m. on 11 November 2005. It is expected that Admission will become effective and that unconditional dealings in the Ordinary Shares will commence on or about 16 November 2005. Dealings on the London Stock Exchange before Admission will only be settled if Admission takes place. From the date of Admission, settlement of dealings will typically be on a three day rolling basis. **All dealings before the commencement of unconditional dealings will be on a "when issued" basis of no effect if Admission does not take place and any such dealings will be at the sole risk of the parties involved.**

It is expected that Ordinary Shares allocated to investors in the Global Offer will be delivered in uncertificated form and settlement will take place through CREST on Admission. Definitive certificates, where applicable, will be despatched by post at the sole risk of the investor. Posting of definitive certificates will commence on or about 16 November 2005, or as soon as practicable thereafter. No temporary documents of title will be issued. Pending the despatch by post of definitive share certificates, transfer will be certified against the register held by the Registrars.

CONDITIONALITY OF THE GLOBAL OFFER

The Global Offer will be subject to the satisfaction of conditions which are customary for a transaction of this type contained in the Underwriting Agreement, including the absence of any breach of representation or warranty, the absence of any material adverse change affecting the Group's business and Admission occurring on 16 November 2005 or such later date as may be agreed between the Company and UBS Limited.

Subject to their respective obligations under the Underwriting Agreement, the Company and UBS Limited also together expressly reserve the right to determine, at any time, prior to Admission, not to proceed with the Global Offer (or any part of it). In either of those events, the Global Offer or any component of it (and the arrangements associated with the Global Offer or any component of it) will lapse and any monies received will be returned to investors without interest. Further details of the Underwriting Agreement are set out in paragraph 15 of Part X – "Additional Information".

CREST

CREST is a paperless settlement procedure enabling shares to be evidenced otherwise than by a certificate and transferred otherwise than by a written instrument. The articles of association of the Company effective from Admission (the "New Articles") will permit the holding of Ordinary Shares under the CREST system. The Company has applied for its Ordinary Shares to be admitted to CREST with effect from Admission. Settlement of transactions in shares following Admission may take place within the CREST system if any shareholder so wishes. CREST is a voluntary system and holders of Ordinary Shares who wish to receive and retain share certificates will be able to do so.

LOCK-UP ARRANGEMENTS

The Company, each Director, each Founder, each Senior Manager and each Selling Shareholder (other than the Institutional Selling Shareholders and certain former employees of the Group) are subject to certain lock-up arrangements.

Other than in respect of (i) Ordinary Shares to be issued to satisfy awards under any share option scheme described in paragraph 5 of Part X – "Additional Information", (ii) Ordinary Shares to be issued pursuant to the sale and purchase agreement described in paragraph 16.2 of Part X – "Additional Information", (iii) the payment of scrip dividends or capitalisation issues associated with dividends and (iv) Ordinary Shares to be issued in consideration of the purchase by the Company of

shares in Jobboard Enterprises on any date that is three months after Admission, the Company has undertaken to UBS Limited that it will not, without UBS Limited's prior written consent, directly or indirectly, issue, offer, pledge, sell, contract to issue or sell, issue or sell any option or contract to purchase or subscribe, purchase any option or contract to sell or issue, grant any option, right or warrant to purchase, deposit into any depositary receipt facility or otherwise transfer or dispose of (or publicly announce any such issue, pledge, sale, grant, deposit, transfer or disposal) any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares or enter into any swap or other agreement that transfers, in whole or in part, directly or indirectly, any of the economic consequences of the ownership of Ordinary Shares from the date hereof until 12 months after Admission.

Other than in respect of, *inter alia*, those Ordinary Shares to be sold as part of the Global Offer, those Ordinary Shares arising from the exercise of a share option granted under the Executive Share Option Scheme or the Trust Option Plan and those Ordinary Shares which have been awarded under the Share Gift Plan, the Executive Directors, the Non-Executive Directors, the Founders, the Senior Managers and the Selling Shareholders (other than the Institutional Selling Shareholders and certain former employees of the Group) have each undertaken to the Managers and the Company, *inter alia*, not to and will use all reasonable endeavours to procure that his connected persons will not, without the prior consent of UBS Limited and the Company, offer, sell or contract to sell, issue options in respect of, or otherwise dispose of, directly or indirectly, any Ordinary Shares held by him or his connected persons immediately following Admission (or any interest therein or in respect thereof) or any securities convertible into or exchangeable, for Ordinary Shares or enter into any transaction with the same economic effect, from the date hereof until 12 months after Admission (in the case of the Directors, Gary Elden, Gary Goldsmith and Timothy Lloyd) and 6 months after Admission (in the case of the Founders the other Senior Managers and the other relevant Selling Shareholders). In the case of the Non-Executive Directors, the above restrictions do not apply so long as UBS Limited provides its written consent to a disposal of Ordinary Shares on the date falling six months or more after the date of Admission.

Further details of the lock up arrangements are set out in paragraph 15 of Part X – "Additional Information".

SECURITIES LAWS

The distribution of this Prospectus and the offer or sale of Offered Shares in certain jurisdictions may be restricted by law and therefore persons into whose possession this Prospectus comes should inform themselves about and observe any such restrictions, including those in the paragraphs that follow. Any failure to comply with these restrictions may constitute a violation of the securities law of any such jurisdiction.

United Kingdom

Each Manager has represented and agreed that: (a) it has not made and will not make an offer of the Ordinary Shares to the public in the United Kingdom prior to the publication of a prospectus in relation to the Ordinary Shares and the Global Offer that has been approved by the Financial Services Authority (the "FSA"), except that it may make an offer of the Ordinary Shares to persons who fall within the definition of "qualified investor" as that term is defined in section 86(1) FSMA or otherwise in circumstances which do not require the publication by the Company of a prospectus pursuant to section 85(1) FSMA; (b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 FSMA) received by it in connection with the issue or sale of the Ordinary Shares in circumstances in which section 21(1) FSMA does not apply; and (c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Ordinary Shares in, from or otherwise involving the United Kingdom.

United States

The Ordinary Shares have not been and will not be registered under the US Securities Act, and may not be offered or sold within the United States except in certain transactions exempt from the registration requirements of the US Securities Act. Terms used in this paragraph have the meaning given to them by Regulation S under the Securities Act.

In addition, until 40 days after the commencement of the Global Offer, an offer or sale of Ordinary Shares within the United States by a dealer or person receiving a concession, fee or remuneration in respect of the Ordinary Shares (whether or not participating in the Global Offer) may violate the registration requirements of the US Securities Act.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date"), the Ordinary Shares have not and will not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Ordinary Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except (with effect from and including the Relevant Implementation Date):

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of UBS Limited; or

(d) in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of Ordinary Shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in a Relevant Member State and each person who initially acquires any Ordinary Shares or to whom any offer is made under the Global Offer will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of Ordinary Shares to the public" in relation to any Ordinary Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Ordinary Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Ordinary Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State.

REASONS FOR THE GLOBAL OFFER

The Directors have decided to apply for Admission and to participate in the Global Offer in order to:

- recognise the contribution of key employees of the Group by providing them with a quantifiable asset, the value of which may increase as a result of those employees' future efforts and commitment;
- provide the Group with an alternative acquisition currency; and
- enhance the reputation of the individual SThree brands with clients and prospective employees through their association with a listed "parent" company.

The Directors believe that Admission and the Global Offer will enable it to continue to be a leading provider of ICT and other specialist professionals to clients in the United Kingdom and to be able to expand its operations, particularly in Europe.

The Company will not receive any proceeds from the sale of Offered Shares by the Selling Shareholders.

Part X

Additional Information

1 Responsibility

The Directors, whose names and functions are set out in Part VI – "Directors and Management and Shareholders" of this Prospectus, and the Company, whose registered office is set out in paragraph 2.1 below, accept responsibility for the information contained in this Prospectus. To the best of the knowledge and belief of the Directors and the Company (who have taken all reasonable care to ensure that such is the case) the information contained in this Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

2 The Company

2.1 The Company, whose registered office and principal place of business is at 41-44 Great Windmill Street, London W1D 7NB (telephone number: 020 7292 3838), was incorporated and registered in England and Wales on 13 July 1999 as a private company limited by shares with the name Portsync Limited and the registered number 3805979 under the Companies Act. On 13 August 1999, the Company changed its name to Staffing & Solution Services Limited; on 12 January 2000 to Solutions in Staffing and Software Limited; and on 30 October 2003 to SThree Limited.

2.2 On 7 November 2005, the Company was re-registered as a public limited company and changed its name to SThree plc.

2.3 The principal legislation under which the Company operates, and pursuant to which the Ordinary Shares have been and will continue to be created, is the Companies Act and regulations thereunder.

3 Share Capital

3.1 As at 31 May 2005, being the date of the most recent balance sheet of the Company included in Part XI – "Historical Financial Information", the authorised and issued fully paid share capital of the Company was as follows:

	Authorised		Issued	
Class	**Number**	**Nominal Value (at £0.01 each)**	**Number**	**Nominal value (at £0.01 each)**
		(£)		*(£)*
Ordinary	38,475,534	384,755.34	37,392,768	373,927.68
Ordinary-A	Nil	Nil	Nil	Nil
Ordinary-B	10,000,000	100,000.00	10,000,000	100,000.00
Preference	125,297,657	1,252,976.57	125,297,657	1,252,976.57
A-Preference	14,153,724	141,537.24	3,990,591	39,905.91
Zero Coupon Preference	45,979,760	459,797.60	45,979,760	459,797.60

All issued shares are fully paid.

3.2 The following are the details of the changes in authorised and issued share capital of the Company from the date of its incorporation to 31 May 2005 (being the date of the most recent balance sheet of the Company included in Part XI – "Historical Financial Information"):

(a) The Company was incorporated on 13 July 1999 with an authorised share capital of £1,000 divided into 1,000 ordinary shares of £1 each. Two subscriber shares were issued to Swift Incorporations Limited and Instant Companies Limited on this date (and subsequently transferred to Simon Arber and William Bottriell on 27 July 1999, credited as fully paid).

(b) On 23 September 1999, a reorganisation of the share capital of the Company took place (the "Reorganisation"):

(i) the existing issued and unissued authorised share capital was converted from 1,000 ordinary shares of £1 each to 100,000 Ordinary Shares (of £0.01 each);

(ii) the authorised share capital was increased from £1,000 to £2,203,920.57 by the creation of:

(A) 33,939,922 Ordinary Shares;

(B) 1,084,127 Ordinary-A Shares;

(C) 10,000,000 Ordinary-B Shares;

(D) 125,297,657 Preference Shares;

(E) 3,990,591 A-Preference Shares; and

(F) 45,979,760 Zero Coupon Preference Shares; and

(iii) the following allotments were made:

(A) 34,039,722 Ordinary Shares were issued at par value, 13,805,922 being allotted to Simon Arber, 13,805,922 to William Bottriell, 2,167,924 to Russell Clements, 4,028,444 to Sunil Wickremeratne and 231,510 to Timothy Lloyd;

(B) 1,084,127 Ordinary-A Shares were issued at par value, 14,824 being allotted to Sean Wadsworth, 315,905 to Natasha Clarke-Tidey and 753,398 to Gary Elden;

(C) 10,000,000 Ordinary B-Shares were issued at par value, 960,000 being allotted to Barrington House Nominees Limited-A, 640,000 to Barrington House Nominees Limited-B, 110,000 to Parallel Ventures Nominees No. 2 Limited, 1,600,000 to 3i Group plc, 420,000 to Clink Street Nominees Limited, 3,145,000 to Barclays Industrial Development Limited and 3,125,000 to Barclays Private Equity PVLP Limited Partnership;

(D) 125,297,657 Preference Shares were issued at a premium of £0.99 per share, 50,818,562 being allotted to Simon Arber, 50,818,562 to William Bottriell, 7,979,963 to Russell Clements, 14,828,398 to Sunil Wickremeratne and 852,172 to Timothy Lloyd;

(E) 3,990,591 A-Preference Shares were issued at a premium of £0.99 per share, 54,568 being allotted to Sean Wadsworth, 1,162,822 to Natasha Clarke-Tidey and 2,773,201 to Gary Elden; and

(F) 45,979,760 Zero Coupon Preference Shares were issued at a premium of £0.99 per share, 10,673,047 being allotted to Simon Arber, 10,673,047 to William Bottriell, 2,837,975 to Russell Clements, 1,381,981 to Sunil Wickremeratne, 303,065 to Timothy Lloyd, 19,406 to Sean Wadsworth, 413,543 to Natasha Clarke-Tidey, 986,255 to Gary Elden and 20,489,497 to Sunsync Limited as trustee of No. 1 ESOP; and

(iv) 5,406,033 issued Ordinary Shares were re-designated as Ordinary-A Shares.

(c) On 27 July 2000, the authorised share capital was increased from £2,203,920.57 to £2,210,018.41 by the creation of 609,784 Ordinary-A Shares. The shares were allotted on the same day at par value, 152,446 Ordinary-A Shares being allotted to Sir Anthony Cleaver and 457,338 Ordinary-A Shares being allotted to Colin Haylock.

(d) Additionally, on 27 July 2000, 225,620 issued Ordinary Shares were re-designated as Ordinary-A Shares.

(e) On 23 October 2000, 338,430 issued Ordinary Shares were re-designated as Ordinary-A Shares.

(f) On 31 January 2001, the authorised share capital was increased from £2,210,018.41 to £2,217,000.00 by the creation of 698,159 Ordinary Shares.

(g) On 27 March 2001, 378,239 issued Ordinary Shares were re-designated as Ordinary-A Shares.

(h) On 29 May 2002, the authorised share capital was increased from £2,217,000.00 to £2,339,066.75 by the creation of 2,043,542 Ordinary-A Shares and 10,163,133 A-Preference Shares.

(i) Subsequently, on 29 May 2002, 7,134 Ordinary-A Shares were issued at par value, 3,567 Ordinary-A Shares being allotted to each of Brian McBride and The Baroness Noakes.

(j) On 10 June 2004, 350,000 Ordinary-A Shares were issued at par value to Colin Haylock.

(k) On 28 June 2004, all 8,399,367 issued Ordinary-A Shares were re-designated as Ordinary Shares.

(l) On 4 December 2004, a total of 17,866 Ordinary Shares were issued at par value, 8,933 Ordinary Shares being allotted to each of Brian McBride and The Baroness Noakes.

(m) On 13 December 2004, all of the authorised Ordinary-A Shares were re-designated as Ordinary Shares.

(n) On 13 December 2004, a total of 1,208,935 Ordinary Shares were issued at par value, 44,156 Ordinary Shares being allotted to Natasha Clarke-Tidey, 847,876 to Gary Elden and 316,903 to Sean Wadsworth.

(o) On 13 April 2005, a total of 75,000 Ordinary Shares were issued to Michael Nelson at a premium of £0.99 per share.

3.3 No changes in the number of issued Ordinary-B Shares, Preference Shares, A-Preference Shares and Zero Coupon Preference Shares occurred during the financial year ended 30 November 2004. A reconciliation of the number of Ordinary Shares and A-Ordinary Shares outstanding at the beginning and end of the financial year ended 30 November 2004 is as follows:

Class	Date	Description	Issued Shares
Ordinary.................	1 December 2003	Balance	27,691,600
		All issued Ordinary-A Shares redesignated as Ordinary Shares on 28 June 2004	8,399,367
	30 November 2004	Balance carried forward	36,090,967
Ordinary-A............	1 December 2003	Balance	8,049,367
		Shares issued in financial year ended 30 November 2004	350,000
		All issued Ordinary-A Shares redesignated as Ordinary Shares on 28 June 2004	8,399,367
	30 November 2004	Balance carried forward	Nil

3.4 Since 31 May 2005, there has been only one change in the authorised and issued share capital of the Company. As described in 3.12(b) below, the authorised share capital of the Company was increased from £2,339,066.75 to £3,000,000 by the creation of 66,093,325 Ordinary Shares on 10 November 2005.

3.5 Pursuant to the articles of association of the Company as in effect before Admission (the "Articles"), immediately prior to Admission, certain of the Preference Shares, A-Preference Shares, Zero Coupon Preference Shares and Ordinary-B Shares will automatically convert into Ordinary Shares. In each case, the Ordinary Shares arising on conversion shall carry the same voting rights as and rank equally in all respects with the existing Ordinary Shares, as follows:

(a) 9,864,117 Ordinary-B Shares will convert into 9,864,117 Ordinary Shares;

(b) 125,297,657 Preference Shares will convert into 62,648,829 Ordinary Shares;

(c) 3,990,591 A-Preference Shares will convert into 1,995,296 Ordinary Shares; and

(d) 45,979,760 Zero Coupon Preference Shares will convert into 22,989,891 Ordinary Shares.

The remaining Ordinary-B Shares, Preference Shares, A-Preference Shares and Zero Coupon Preference Shares (not converted into Ordinary Shares) will be converted into Deferred Shares. The Company entered into a purchase contract on 31 October 2005 with the holders of Ordinary-B Shares, Preference Shares, A-Preference Shares and Zero Coupon Preference Shares pursuant to which the Company would buy from such shareholders, all of their holding of Deferred Shares for an aggregate consideration of £0.01 immediately prior to Admission and on completion of the purchase, the Deferred Shares will be cancelled.

Such contract was approved prior to its execution by a written resolution passed by the Company on 31 October 2005 as a contingent purchase contract under section 165 of the Companies Act.

3.6 Pursuant to a share sale and purchase agreement dated 7 September 1999 (summarised at paragraph 16.2 below) it is anticipated that 3,016,269 additional Ordinary Shares in aggregate will be allotted to Natasha Clarke-Tidey, Gary Elden and Sean Wadsworth following Admission.

3.7 Immediately following Admission, the authorised share capital of the Company will be £3,000,000 divided into 300,000,000 Ordinary Shares (ISIN: GBOOBOKM9T71; and SEDOL: BOKM9T7), of which 137,970,170 will have been issued and fully paid.

3.8 The par value per share is £0.01. On 27 November 2002, the share premium account of the Company (which arose from premiums received by the Company on the issue of the Preference Shares, A-Preference Shares and Zero Coupon Preference Shares) was cancelled by way of a Court approved reduction of share premium account in the sum of £172,590,321, which amount was used to eliminate the deficit on the Company's profit and loss reserve account which existed at that time.

3.9 No shares have been issued other than for cash consideration in the three financial years ended 30 November 2004 and in the interim financial period ended 31 May 2005.

3.10 As at 10 November 2005 (being the latest practicable date prior to the publication of this Prospectus), there are no outstanding convertible debt securities, exchangeable debt securities or debt securities with warrants in the Company and the Company holds no treasury shares.

3.11 As at 10 November 2005 (being the latest practicable date prior to the publication of this Prospectus), the following options and awards to acquire shares in the capital of the Company have been granted, or will be granted on Admission, to Directors and Group employees under the following Employee Share Schemes:

(a) Executive Share Option Scheme

Options over 8,293,789 Ordinary Shares have been granted to a number of employees of the Group at an exercise price of £0.01 per share under the terms of the Executive Share Option Scheme.

(b) Personal options

Options over 20,785,384 Zero Coupon Preference Shares currently held by Simon Arber and William Bottriell have been granted to a number of senior employees of the Group at an exercise price of £0.0001 per share. As set out in paragraph 3.5 above, the Zero Coupon Preference Shares will convert into Ordinary Shares at Admission so the options will become exercisable in respect of the Ordinary Shares into which the Zero Coupon Preference Shares convert on Admission.

(c) Share Gift Plan

It is proposed that awards will be made on Admission, and in the 120 days following Admission, to selected Group employees and ex-employees over the aggregate of 433,749 Ordinary Shares and such number of Ordinary Shares as results from the conversion of up to 10,012,317 Zero Coupon Preference Shares.

(d) Trust Option Plan

Selected Group employees have been informed that grants over up to 505,710 Ordinary Shares are proposed to be made on Admission.

Details of the Employee Share Schemes are set out in paragraph 5 below.

3.12 By written resolutions passed on 10 November 2005:

(a) each authorised but unissued A-Preference Share was re-designated as an Ordinary Share;

(b) the authorised share capital of the Company was increased from £2,339,066.75 to £3,000,000 by the creation of 66,093,325 Ordinary Shares;

(c) in substitution for all previous authorities and in addition to and without prejudice to any authorities and powers granted to the Directors pursuant to the resolution set out at paragraph 3.12(d) below, the Directors were authorised in accordance with section 80 of the Companies Act to exercise all powers of the Company to allot relevant securities (within the meaning of section 80 of the Companies Act) provided that such authority is limited to the allotment of relevant securities:

(A) up to an aggregate amount of £6,032,538 to Gary Elden, Natasha Clarke-Tidey, and Sean Wadsworth (or their respective nominees) pursuant to the sale and purchase agreement described in paragraph 3.6 above; and

(B) during the period commencing on the date the resolution is passed and expiring (unless previously reviewed, varied or revoked) on 31 December 2005,

save that the Company may before the expiry of such authority make offers or agreements which would or might require relevant securities to be allotted after such an offer or agreement as if such authority had not expired;

(d) conditional upon, and with effect from, Admission, in addition to and without prejudice to the authority to be conferred by the resolution set out at paragraph 3.12(c) above, the Directors were generally and conditionally authorised, in accordance with section 80 of the Companies Act, to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80 of the Companies Act), provided that the authority is limited to the allotment of relevant securities:

(i) up to an aggregate nominal amount equal to one third of the aggregate nominal value of the issued and unconditionally allotted ordinary share capital immediately following Admission; and

(ii) during the period commencing on the date the resolution was passed and expiring (unless previously reserved, varied or revoked) on the earlier of the conclusion of the next Annual General Meeting of the Company and the date falling 15 months after the date of Admission,

save that the Company may before the expiry of such authority make offers or agreements which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such an offer or agreement as if such authority had not expired;

(e) conditional upon, and with effect from, Admission, in substitution for all previous authorities, the Directors were empowered pursuant to section 95 of the Companies Act, to allot equity securities (within the meaning of section 94 of the Companies Act) for cash pursuant to the authority conferred by the resolution at paragraph 3.12(d) above as if section 89(1) of the Act did not apply to such allotment, provided that:

(i) such powers are limited to the allotment of equity securities in connection with a rights issue (subject to any necessary arrangements or exclusions in relation to fractional entitlements and legal or practical problems);

(ii) such powers are limited to the allotment of equity securities (otherwise than pursuant to paragraph 3.12(e)(i) above) up to an aggregate nominal amount equal to five per cent. of the aggregate nominal value of the issued and unconditionally allotted ordinary share capital immediately following Admission; and

(iii) such powers expire on the earlier of the conclusion of the next Annual General Meeting of the Company and the date falling 15 months after the date of Admission,

save that the Company may before the expiry of the powers make offers or agreements which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such an offer or agreement as if the authority had not expired;

(f) conditional upon and with effect from the completion of the share buy back of Deferred Shares by the Company (referred to in paragraph 3.5 above) (and the cancellation of such shares) but immediately prior to Admission, each authorised but unissued Deferred Share was re-designated as an Ordinary Share;

(g) conditional upon, and with effect from, Admission, the New Articles were adopted as the articles of association of the Company in substitution for, and to the exclusion of, the existing articles of association of the Company; and

(h) the Company was generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act) of Ordinary Shares, provided that:

(i) the maximum number of Ordinary Shares authorised to be purchased is an amount equal to ten per cent. of the aggregate number of Ordinary Shares in issue as at the date immediately following the date of Admission;

(ii) the minimum price which may be paid for an Ordinary Share is its nominal value;

(iii) the maximum price which may be paid for an Ordinary Share is not more than five per cent. above the average market value of the Ordinary Shares for the five business days prior to the purchase being made;

(iv) the authority expires at the earlier of the conclusion of the next Annual General Meeting of the Company and the date falling 15 months after the date of Admission; and

(v) the Company may make a contract or contracts to purchase Ordinary Shares under the authority conferred by the resolution prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of Ordinary Shares pursuant to any such contract or contracts.

3.13 The Ordinary Shares are in registered form and are capable of being held in certificated and uncertificated form.

3.14 Mandatory bids

On Admission, the UK City Code on Takeovers and Mergers (the "City Code") will apply to the Company. While the City Code applies to the Company, if an acquisition of Ordinary Shares were to increase the aggregate holding of the acquirer and its concert parties to shares carrying 30 per cent. or more of the voting rights in the Company, the acquirer and, depending on the circumstances, its concert parties, would be required (except with the consent of the UK Panel on Takeovers and Mergers (the "Panel")) to make a cash offer for the outstanding Ordinary Shares in the Company at a price not less than the highest price paid for Ordinary Shares by the acquirer or its concert parties during the previous 12 months. This requirement would also be triggered by any acquisition of Ordinary Shares by a person holding (together with its concert parties) Ordinary Shares carrying between 30 and 50 per cent. of the voting rights in the Company if the effect of such acquisition were to increase that person's percentage of the voting rights.

3.15 Squeeze-out and sell-out rules

Under the Companies Act, an offeror in respect of a takeover offer has the right to acquire shares which he has not or is not contracted to acquire where he has acquired or is contracted to acquire 90 per cent. in value of the shares to which the offer relates. The offeror may not issue a notice requiring acquisition of minority shareholders unless he has acquired or contracted to acquire such shares before the end of four months beginning with the date of the offer and no notice may be given after the end of the period of two months beginning with the date on which he has acquired or contracted to acquire 90 per cent. or more of the shares to which the offer relates. The squeeze out of minority shareholders can be completed at the end of six weeks from the date of the notice requiring the squeeze out.

By virtue of the Companies Act, minority shareholders in respect of a takeover offer, before the end of the period within which the offer can be accepted, can require the offeror to purchase the remaining shares provided the offeror has acquired or has contracted to acquire not less than nine tenths in value of all the shares in the company.

An offeror shall within one month of the end of the period within which the offer can be accepted give the remaining shareholders notice of their rights to require repurchase. The period for the exercise of the remaining shareholders' rights to be bought out cannot end prior to the period of three months after the end of the period during which the offer can be accepted.

3.16 Public takeover bids occurring in the last and current financial years

There have been no public takeover bids by third parties in respect of the share capital of the Company in the 2004 financial year and between 1 December 2004 and 10 November 2005, being the latest practicable date prior to publication of this Prospectus.

3.17 Shares in the capital of the Company have been acquired by certain Directors and Senior Managers in the year preceding the date of this Prospectus at prices ranging from nil consideration to £1.00 per share (as compared to the Offer Price of 200p per share), as follows (all of which are Ordinary Shares):

	No. of Shares	Date	Description	Subscription Price (£)
Michael Nelson..........	75,000	13 April 2005	Allotment by the Company	1.00
	50,000	13 April 2005	Acquired under Share Gift Plan	Nil
Brian McBride...........	8,933	4 December 2004	Allotment by the Company	0.01
The Baroness Noakes	8,933	4 December 2004	Allotment by the Company	0.01
Ian Colletts...............	75,000	20 December 2004	Acquired under Forfeitable Share Plan	0.01
Raymond Duggins.....	75,000	22 December 2004	Acquired under Forfeitable Share Plan	0.01
Gary Elden	275,000	23 December 2004	Acquired under Forfeitable Share Plan	0.01
	847,876	13 December 2004	Allotment by the Company	0.01
Gary Goldsmith.........	300,000	3 January 2005	Acquired under Forfeitable Share Plan	0.01
Dele Kukoyi	75,000	20 December 2004	Acquired under Forfeitable Share Plan	0.01
Timothy Lloyd..........	300,000	11 January 2005	Acquired under Forfeitable Share Plan	0.01
Lynn Morton............	75,000	20 December 2004	Acquired under Forfeitable Share Plan	0.01
John Pullan................	75,000	22 December 2004	Acquired under Forfeitable Share Plan	0.01
David Timoney..........	75,000	17 December 2004	Acquired under Forfeitable Share Plan	0.01

The shares described above as acquired by certain Directors or Senior Managers under the Forfeitable Share Plan are subject to forfeiture if the relevant individual ceases to be employed by the Group within three years of the date of award (see paragraph 5.3 below). The shares described above as allotted to Michael Nelson by the Company are also subject to restrictions (see paragraph 12.3 below).

The following Directors and Senior Managers have been, or will be, granted the right to acquire Ordinary Shares at prices ranging from nil to 1 penny (as compared to the Offer Price of 200p) as follows:

	Number of shares subject to option or award	Class of shares	Date of grant or award	Expiration date	Description	Purchase price	Exercise or award price
Ian Colletts..............	403,128(1)	Zero Coupon Preference	6 December 1999	5 December 2009	Personal option	Nil	£0.0001
	3,000	Ordinary	On Admission	10 years after Admission	Trust Option Plan	Nil	£1 in aggregate
	7,680(2)	Zero Coupon Preference	On Admission	—	Share Gift Plan	Nil	Nil
Raymond Duggins ...	12,000	Ordinary	28 November 2000	27 November 2010	Executive Share Option Scheme	Nil	£0.01
	10,000	Ordinary	28 May 2004	27 May 2014	Executive Share Option Scheme	Nil	£0.01
	Formula number(3)	Ordinary	3 December 2004	2 December 2014	Executive Share Option Scheme	Nil	£0.01
	83,140(2)	Zero Coupon Preference	On Admission	—	Share Gift Plan	Nil	Nil
	22,472	Ordinary	On Admission	10 years after Admission	Trust Option Plan	Nil	£1 in aggregate
Gary Elden..............	113,535(1)	Zero Coupon Preference	7 December 1999	6 December 2009	Personal option	Nil	£0.0001
Gary Goldsmith	10,083,797(1)	Zero Coupon Preference	7 December 1999	6 December 2009	Personal option	Nil	£0.0001
Dele Kukoyi............	2,538,921(1)	Zero Coupon Preference	15 December 1999	14 December 2009	Personal option	Nil	£0.0001
	Formula number(3)	Ordinary	3 December 2004	2 December 2014	Executive Share Option Scheme	Nil	£0.01
Timothy Lloyd	4,436,458(1)	Zero Coupon Preference	7 December 1999	6 December 2009	Personal option	Nil	£0.0001
Lynn Morton	30,000	Ordinary	28 November 2000	27 November 2010	Executive Share Option Scheme	Nil	£0.01
	3,350	Ordinary	On Admission	10 years after Admission	Trust Option Plan	Nil	£1 in aggregate
	8,576(2)	Zero Coupon Preference	On Admission	—	Share Gift Plan	Nil	Nil

	Number of shares subject to option or award	Class of shares	Date of grant or award	Expiration date	Description	Purchase price	Exercise or award price
John Pullan	147,445	Ordinary	28 November 2000	27 November 2010	Executive Share Option Scheme	Nil	£0.01
	391,305(2)	Zero Coupon Preference	On Admission	—	Share Gift Plan	Nil	Nil
	421,483(1)	Zero Coupon Preference	9 December 1999	8 December 2009	Personal option	Nil	£0.0001
	Formula number(3)	Ordinary	3 December 2004	2 December 2014	Executive Share Option Scheme	Nil	£0.01
	5,340	Ordinary	On Admission	10 years after Admission	Trust Option Plan	Nil	£1 in aggregate
David Timoney	45,000	Ordinary	28 November 2000	27 November 2010	Executive Share Option Scheme	Nil	£0.01
	3,350	Ordinary	On Admission	10 years after Admission	Trust Option Plan	Nil	£1 in aggregate
	8,756(2)	Zero Coupon Preference	On Admission	—	Share Gift Plan	Nil	Nil

(1) Personal options over Zero Coupon Preference Shares become exercisable in respect of the Ordinary Shares into which the Zero Coupon Preference Shares convert on Admission (see paragraph 3.5 of Part X – "Additional Information") in the ratio of two Zero Coupon Preference Shares per Ordinary Share.

(2) It is also envisaged that a number of Ordinary Shares equal to such number of Ordinary Shares as the above number of Zero Coupon Preference Shares convert into on Admission, will be given nine months after Admission, subject to the discretion of the trustees of the No. 1 ESOP, continuous employment and satisfactory performance.

(3) On 3 December 2004 options were granted over a maximum of 2.5 million Ordinary Shares to certain Group employees working in the contract business and over a further 2.5 million Ordinary Shares to certain employees working in the permanent business. The 2.5 million Ordinary Shares for contract or permanent employees is split among each of the relevant optionholders for the contract or permanent business depending on the profits of the optionholder's division or region compared with the entire profits of the contract or permanent business over each of the five financial years commencing 1 December 2004. In certain circumstances the five financial year period may be extended. The maximum number of shares which any optionholder in the contract business can acquire is capped at 250,000 Ordinary Shares, and a similar limit applies to an optionholder in the permanent business. Raymond Duggins is an optionholder in the permanent business, Dele Kukoyi in the contract business, and John Pullan is an optionholder in both the contract business and the permanent business.

4 Summary of the Memorandum and the New Articles

4.1 Memorandum of Association

The Memorandum of the Company (the "Memorandum") provides that the Company is a public company. The liability of each member arising from his holding of a share in the Company is limited to the amount (if any) unpaid on it. The Company's principal objects are to carry on the business of a holding company and do all such things as may be deemed incidental or conducive to the attainment of the Company's objects. The objects of the Company are set out in full in clause 3 of the Memorandum, which is available for inspection at the addresses specified in paragraph 23 below.

4.2 New Articles of Association

The New Articles, which were adopted on 10 November 2005 conditional upon but taking effect immediately prior to Admission, are one of the documents referred to in paragraph 23 below as being available for inspection at the addresses specified. The New Articles contain provisions (among others) to the following effect:

(a) Shares

(i) Issue of shares

Without prejudice to any special rights previously conferred on the holders of any shares or class of shares being issued, the Company may issue shares (including shares which are, or at the option of the Company or the holder are liable, to be redeemed) with preferred, deferred or other special rights or subject to restrictions. (Art 8)

Subject to the provisions of the Companies Act relating to authority, pre-emption rights and otherwise and any resolution of the Company in general meeting passed pursuant thereto, the authorised but unissued shares of the Company are at the disposal of the Directors. (Art 9)

The Companies Act confers upon shareholders, to the extent not disapplied (see paragraph 3.12 of this Part X), rights of pre-emption in respect of the allotment of equity securities (as defined in section 94(2) of the Companies Act) that are or are to be paid up wholly in cash. These provisions may be disapplied by special resolutions of the shareholders in general meeting, either generally or specifically.

(ii) Voting rights

At a general meeting, subject to any special rights or restrictions attached to any class of shares, on a show of hands every member present in person has one vote, and on a poll every member present in person or by proxy has one vote for every share held by him. (Art 58)

(iii) Restrictions on voting

In the case of joint holders of a share, the person whose name appears first in the register of members will hold the vote attached to the relevant share.

No shareholder will, unless the Directors otherwise determine, be entitled to vote at a shareholders' meeting or to exercise any other right in relation to shareholders' meetings if any call or other sum presently owed to the Company in respect of that share remains unpaid. (Art 61)

No person may, unless the Directors otherwise determine, attend or vote at any shareholders' meeting if he or any person appearing to be interested in shares has been duly served with a notice under section 212 of the Companies Act (which confers upon public companies the power to require information as to interests in its voting shares) and is in default for a period of 14 days in supplying to the Company the information required. In addition, the Directors may in their absolute discretion, by notice to the holder of 0.25 per cent. or more of the issued shares of a relevant class, direct that:

(A) any dividend or other money which would otherwise be payable on the shares will be retained by the Company without any liability for interest and the shareholder will not be entitled to elect to receive shares in lieu of dividend; and/or

(B) (with various exceptions set out in the New Articles) transfers of the shares will not be registered.

(iv) Dividends

The Company may, by ordinary resolution, declare dividends to be paid to its shareholders, but the amount of such dividends may not exceed the amount recommended by the Directors. (Art 110)

If the Directors believe the dividends are justified, they may pay dividends on any class of share where the dividend is payable on the fixed dates on the half-yearly or other dates prescribed for the payment thereof. They may also pay interim dividends on shares of any class in amounts and on dates and periods as they think fit. Provided the Directors act in good faith they shall not incur any liability to the holders of any shares for any loss they may suffer by the payment of dividends on any other class of shares having rights ranking equally with or behind those shares. (Art 111)

No dividend may be paid otherwise than out of profits available for distribution under the Companies Act. (Art 113)

Unless the share rights otherwise provide, all dividends shall be apportioned and paid *pro rata* according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. (Art 114)

Dividends shall be payable to the shareholder or such other person as the shareholder may in writing direct. Such dividend may be paid (i) by cheque sent by post to the payee, or (ii) by inter-bank transfer to such account as the payee shall in writing direct, or (iii) (if so authorised by the holder of shares in uncertificated form) using the facilities of a relevant system (subject to the facilities and requirements of the relevant system), or (iv) by such other method of payment as the member may agree to. The Company may cease to send any cheque, warrant or order by post for any

dividend on any shares which is normally paid in that manner if in respect of at least two consecutive dividends payable on those shares the cheque, warrant or order has been returned undelivered or remains uncashed. (Art 115)

Any dividend unclaimed for 12 years from the date on which it was declared or became due for payment shall be forfeited and shall revert to the Company. (Art 120)

The Directors may, if authorised by ordinary resolution, offer to ordinary shareholders the right to receive, in lieu of dividend, an allotment of new Ordinary Shares credited as fully paid. (Art 123)

(v) Variation of rights

Whenever the share capital of the Company is divided into different classes of shares, the special rights attached to any class may be varied or abrogated either (a) with the written consent of the holders of three quarters in nominal value of the issued shares of the class or, (b) with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of the class. At every such separate meeting the necessary quorum is two persons holding, or representing by proxy, at least one third of the issued shares of the class, except that at an adjourned meeting the quorum is any holder of shares of the class present in person or by proxy. (Art 31)

The special rights attached to any class of shares will not, unless otherwise expressly provided by the terms of issue, be deemed to be varied by (a) the creation or issue of further shares ranking equally with or behind that class of shares or (b) the purchase or redemption by the Company of any of its own shares. (Art 32)

(vi) Alteration of capital

The Company may by ordinary resolution increase its share capital, consolidate all or part of its share capital into shares of a larger amount, divide its shares into shares of a smaller nominal amount and cancel any shares which have not been taken or agreed to be taken and reduce its share capital by the amount of the shares so cancelled. (Arts 4 and 5)

(vii) Purchase of own shares and reduction of capital

Subject to the provisions of the Companies Act, the Company may, by special resolution, reduce its share capital or any share premium account or capital redemption reserve. (Art 7)

The Company may also purchase, or agree to purchase in the future, any shares of any class (including redeemable shares) in its own capital in any way provided that if there are any shares in issue which are admitted to the Official List and which are convertible into equity share capital of the Company of the class proposed to be purchased, then the Company shall not purchase, or enter into a contract under which it will or may purchase, such equity shares unless either:

(A) the terms of issue of such convertible shares include provisions permitting the Company to purchase its own equity shares or providing for adjustment to the conversion terms upon such a purchase; or

(B) the purchase, or the contract, has first been approved by an extraordinary resolution passed at a separate meeting of the holders of such convertible shares. (Art 6)

(viii) Rights in a winding-up

The Directors have the power to present a petition to the Court on behalf of the Company for the Company to be wound up. (Art 136)

If the Company is wound up (whether the liquidation is voluntary, under supervision or by the Court), the Company may, by an extraordinary resolution and subject to any other sanction required by the Companies Act or a court, divide the whole or any part of the assets of the Company among the holders *in specie* provided that no holder will compelled to accept any assets upon which there is a liability. (Art 137)

(ix) Transfer of shares

Transfers of certificated shares may be effected in writing, signed by or on behalf of the transferor. Transfers of uncertificated shares may be effected by means of a relevant system (i.e. CREST). (Art 33)

The Directors may decline to register any transfer of a certificated share unless it is (a) in respect of only one class of share and (b) lodged at the transfer office, duly stamped if required, accompanied by the relevant share certificate(s) and other evidence reasonably required by the Directors to show the transferor's right to make the transfer and, if the transfer is executed by some other person on the transferor's behalf, the authority of that person to do so. (Art 35.1)

The Directors may refuse to register an allotment or transfer of shares in favour of more than four persons jointly. The Directors may also, in their absolute discretion, refuse to register any transfer of certificated shares which are not fully paid provided that the exercise of such discretion does not prevent dealings of shares admitted to the Official List from taking place on an open and proper basis. (Arts 35.2 and 35.3)

(b) Directors

(i) Number and Age of Directors

Unless the Company decides otherwise by ordinary resolution, the Directors shall not be less than 2 nor more than 12 in number.

Directors shall be subject to the provisions of the Companies Act in relation to age limit for directors (Art 78)

(ii) Appointment of Directors

The Company may by ordinary resolution fill a vacant office by electing thereto a retiring Director (if eligible for re-election) or some other person eligible for election. In the absence of such a resolution the retiring Director shall nevertheless be deemed to have been re-elected except in any of the following cases:

(A) where at such meeting a resolution for the re-election of such Director is put to the meeting and lost, or it is expressly resolved not to fill the office being vacated;

(B) where such Director is ineligible for re-election or has given notice in writing to the Company that he is unwilling to be re-elected; or

(C) where such Director has attained any retiring age applicable to him as Director. (Art 80)

(iii) Retirement of Directors by rotation

Each Director shall retire at the annual general meeting held in the third calendar year following the year in which he was elected or last re-elected but he shall be eligible for re-election unless he falls within the paragraph below.

A Director shall also retire at any annual general meeting if he has agreed to do so and, unless the Directors have agreed otherwise, he shall not be eligible for re-election. (Art 79)

(iv) Removal of Directors

The Company may, in acordance with and subject to the provisions of the Companies Act, by ordinary resolution of which special notice has been given remove any Director from office (notwithstanding any provision of the New Articles or of any agreement between the Company and such Director, but without prejudice to any claim he may have for damages for breach of any such agreement) and elect another person in place of a Director so removed from office. (Art 85)

(v) Permitted interests of Directors

Subject to the Companies Act and provided he has disclosed to the Directors the nature and extent of any direct or indirect interest, a Director notwithstanding his office:

(A) may be a party to, or otherwise interested in, any contract, transaction or arrangement in which the Company is interested;

(B) may be a director or employee of, or a party to any contract, transaction or arrangement with, or otherwise interested in, any body in which the Company is interested;

(C) may (or any firm of which he is a partner, employee or member may) act in a professional capacity for the Company and be remunerated; and

(D) will not, unless otherwise agreed by him, be accountable to the Company for any benefit which he derives from any such contract, transaction or arrangement or from any such office or employment or from any interest in any such body corporate or for such remuneration. (Art 93)

(vi) Restrictions on voting

Except as provided below, a Director may not vote in respect of any contract, arrangement or any other proposal in which he has any material interest, otherwise than by virtue of an interest in the Company's shares, debentures or other securities or otherwise in or through the Company. Subject to the provisions of the Companies Act, a Director is entitled to vote and be counted in the quorum in respect of any resolution concerning (*inter alia*):

(A) the giving of any security, guarantee or indemnity in respect of obligations incurred by him and guaranteed by the Company (or vice versa);

(B) any proposal concerning an offer of securities by the Company in which he is or may be entitled to participate as a holder of securities or as an underwriter or sub-underwriter;

(C) any proposal concerning any other company, provided that he and his connected persons do not have an interest in one per cent. or more of any class of share capital of such company;

(D) any proposal relating to an arrangement for the benefit of employees which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangement relates; and

(E) any proposal concerning (i) insurance for the benefit of Directors, (ii) indemnities in favour of Directors, (iii) the funding of expenditure by a Director on defending proceedings against him, or (iv) doing anything to enable him to avoid incurring such expenditure. (Art 94)

(vii) Remuneration of Directors

Directors' fees are determined by the Directors except that they may not exceed £500,000 per annum in aggregate or such higher amount as may be determined by ordinary resolution of shareholders. Any Director who holds any executive office (including the office of Chairman or Deputy Chairman), or who serves on any committee of the Directors, or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, may be paid extra remuneration by way of salary, commission or otherwise or may receive such other benefits as the Directors may determine. (Arts 72 and 73)

(viii) Directors' powers

The Board may delegate to a Director holding executive office any of its powers, authorities and discretions for such time and on such terms and conditions as it thinks fit and may from time to time revoke, withdraw, alter or vary such powers. (Art 77)

(ix) Borrowing powers

Subject to the provisions of the Companies Act, the Directors may exercise all the powers of the Company to borrow money, mortgage or charge its assets, and issue debentures and other securities. (Art 103)

(c) General Meetings

The Company's annual general meeting shall be held once every year (within a period of not more than 15 months from the date of the last annual general meeting) at such time and place as the Directors may determine. All other general meetings shall be extraordinary general meetings. (Art 44)

An annual general meeting and any extraordinary general meeting at which it is proposed to pass a special resolution or (save as provided by the Companies Act) a resolution of which special notice has been given to the Company, shall be called by a minimum of 21 days' notice in writing and any other extraordinary general meeting by a minimum 14 days' notice in writing. The period of notice shall in each case be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held. (Art 46)

An annual general meeting may be convened notwithstanding that it has been called by a shorter notice if all the members entitled to attend and vote thereat agree. An extraordinary general meeting may be convened notwithstanding that it has been called by a shorter notice if a majority in number of the members having a right to attend and vote thereat (being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right). (Art 46)

Every notice calling a general meeting shall specify the time, place and general nature of the business to be transacted at the meeting. If any resolution is to be proposed as an extraordinary resolution or as a special resolution, the notice shall contain a statement to that effect, and in the case of an annual general meeting, the notice shall also specify the meeting as such. (Art 47)

For the purposes of determining which persons are entitled to attend a meeting, the Company may specify in the notice of the meeting a time, not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the register of members in order to have the right to attend the meeting. However, as set out in paragraph 4.2(a)(iii) above, a member shall not be entitled to attend a meeting if he has been duly served with a notice under section 212 of the Companies Act and is in default for a period of 14 days in supplying to the Company the information required. A Director shall be entitled to attend a meeting notwithstanding the fact that he is not a member of the Company. (Arts 47, 61 and 71)

(d) *Untraced shareholders*

In respect of untraced shareholders, the Company may sell the relevant shares, subject to meeting certain requirements under the New Articles, at the best price reasonably obtainable.

(e) *Members resident abroad*

Members with registered addresses outside the United Kingdom are not entitled to receive notices from the Company unless they have given the Company an address within the United Kingdom at which such notices may be served. (Art 131)

(f) *Indemnity of Directors and officers*

Under the New Articles every Director and officer shall be indemnified by the Company against: (1) any liability incurred by him in connection with any negligence, default, breach of duty or breach of trust in relation to the Company other than (i) any liability to the Company or any associated company (as defined in Section 309A(6) of the Companies Act) and (2) any liability of the kind referred to in Sections 309B(3) or (4) of the Companies Act; and (b) any other liability incurred by him in the execution or discharge of his duties or otherwise in relation to his duties, powers or office. Where a Director is so indemnified, such indemnity shall extend to all related costs, charges, losses, expenses and liabilities incurred by him. (Art 139)

5 Employee Share Schemes

5.1 The Company has adopted the Executive Share Option Scheme, the Forfeitable Share Plan, the Share Gift Plan, and the No. 1 ESOP and No. 2 ESOP. The No. 2 ESOP has adopted the Trust Option Plan (the "Trust Option Plan"). The No. 2 ESOP has agreed to satisfy all existing options granted under the Executive Share Option Scheme, other than options over a total of 201,500 Ordinary Shares, and all awards under the Forfeitable Share Plan. As is customary, by the terms of the trust deed constituting the No. 2 ESOP, the trustees have undertaken, unless

otherwise directed by the Company, to waive all rights to so much of any dividend which may at any time be payable on the Ordinary Shares comprised in the trust fund as shall exceed 0.01p per share.

5.2 Executive Share Option Scheme

The Executive Share Option Scheme is divided into two parts, Part A and Part B. It was adopted by the Company on 27 October 2000 and Part A was approved by the Inland Revenue on 7 November 2000. Part A was amended by the Company on 26 September 2003, 3 December 2004 and further amendments were made, subject to Admission, on 28 October 2005. All options have to date been granted under Part A, and the total number of Ordinary Shares subject to options is 8,293,789 at an exercise price of £0.01 for each Ordinary Share.

Set out below is a summary of the rules of the Executive Share Option Scheme.

(a) Part A

(i) Eligibility

A person is eligible to be granted an option under Part A if he or she is an employee (including an Executive Director) of the Company or any of its subsidiaries, who is required in the case of a director to devote not less than 25 hours per week to the performance of his or her duties of employment.

(ii) Grant of options

Options may normally only be granted after Admission in the six week period following the announcement by Company of its results for any period. Options may be granted outside this period in exceptional circumstances.

No options may be granted more than ten years after Admission. Options are personal to participants and may not be transferred except on death. Options are not pensionable.

(iii) Exercise price

The price payable for each Ordinary Share under option will be determined by the Board before the grant of the option, provided that in the case of options granted after Admission it shall not be less than the middle-market quotation for such a share as derived from the Official List on the dealing day immediately preceding the day on which the option is granted.

(iv) Individual limit

The aggregate market value of shares which any person may acquire upon exercise of options granted under Part A may not exceed £30,000.

(v) Overall limits

The Executive Share Option Scheme contains the following limits:

(A) the number of Ordinary Shares which may be issued on the exercise of options granted under the Executive Share Option Scheme (excluding any shares issued or issuable on exercise of options granted before Admission) or any other executive share option scheme adopted by the Company in any ten year period may not exceed such number of Ordinary Shares as represents five per cent. of the Ordinary Shares in issue on the date of grant of the options; and

(B) the number of Ordinary Shares which may be issued on the exercise of options granted under the Executive Share Option Scheme (excluding shares issued or issuable on exercise of options granted before Admission) or issued under any other employees' share scheme adopted by the Company in any ten year period may not exceed such number of Ordinary Shares as represents ten per cent. of the Ordinary Shares in issue on the date of grant of the options.

(vi) Exercise of options

In the case of options granted after Admission, any such option will normally be exercisable between three and ten years after its date of grant provided that a specified performance condition has been satisfied.

The performance condition to be imposed on options will be determined by the Board before such options are granted. The performance condition applicable to options granted in any year will be described in the Annual Report and Accounts of the Company for that year.

Early exercise of options is permitted if a participant ceases to be employed by reason of death, injury, disability, redundancy, retirement or because the business which employs the participant is transferred out of the Group. Early exercise is also permitted in the event of a takeover, reconstruction or winding-up of the Company.

(vii) Variation of capital

In the event of any increase or variation of share capital, the Board may make such adjustments as it considers appropriate to the number of shares under option and the price at which they may be acquired. Adjustments to the terms of options granted under Part A must be approved by HM Revenue and Customs.

(viii) Alterations

The Board may alter the Executive Share Option Scheme at any time. The prior approval of the Company in general meeting must be obtained in the case of any amendment post-Admission to the advantage of participants which is made to the provisions relating to eligibility, limits, variations of capital and the basis for determining a participant's entitlement to shares. However, any minor amendment to benefit the administration of the Executive Share Option Scheme or to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for optionholders or any member of the Group, may be made without prior approval of the Company in general meeting. Any amendment that is to the disadvantage of optionholders requires the consent of a majority of them.

(b) Part B

The rules of Part B are substantially the same as the rules for Part A set out above. However, the following differences apply:

(i) Eligibility

A person is eligible to be granted an option under Part B if he or she is an employee (including a director who is an employee) of a participating company.

(ii) Individual limit

The individual limit in Part A does not apply. Instead, it is intended to make an annual grant of options to participants. The Remuneration Committee will decide the level of awards in each year.

(iii) Variation of Capital and Adjustments to Options

Adjustments to the terms of options granted under Part B do not require approval by the HM Revenue and Customs. Options may also be adjusted in the event of a demerger, special dividend or other similar event materially affecting the value of shares.

(iv) Early Exercise

In the event of a demerger, special dividend or other similar event materially affecting the value of shares, the Board may permit options to be exercised early in order that participants may benefit from such event, subject to the performance condition being satisfied.

(v) Cash Equivalent and Share Appreciation Rights

On the exercise of an option the Board may resolve that a participant should receive a cash payment equal to the difference between the exercise price and the market value of the shares (or shares to this value) instead of transferring the shares to him. In addition, the Board has a discretion to grant Share Appreciation Rights on terms that the exercise can only be satisfied by a cash payment (or shares to the value of the cash payment) reflecting an increase in the Company's share price in respect of a specified number of shares.

5.3 Forfeitable Share Plan

The Company adopted the Forfeitable Share Plan on 3 December 2004. Between 15 December 2004 and 25 January 2005 awards over a total of 3,481,250 Ordinary Shares were made to 65 employees at a price of £0.01 per Ordinary Share under the Forfeitable Share Plan by the Company. The No. 2 ESOP has agreed to satisfy all of the awards under the Forfeitable Share Plan. No further awards under the Forfeitable Share Plan will be made post-Admission.

Set out below is a summary of the Forfeitable Share Plan:

(a) *Vesting of awards*

Ordinary Shares subject to the awards do not normally cease to be forfeitable until three years after the date of the award (unless such third anniversary falls within a prohibited period under the Model Code, in which case the awards vest on the first day after such prohibited period ends). Therefore, the awards outstanding under the Forfeitable Share Plan will not normally cease to be forfeitable until, at the earliest, 15 December 2007.

If a participant ceases to be employed prior to the third anniversary of the date of the award by reason of illness, injury, disability, death or retirement, then the Ordinary Shares subject to his award will be released to him. If a participant ceases to be employed prior to the third anniversary of the date of the award for any other reason, the Ordinary Shares subject to his award shall be forfeited, unless the Board permits otherwise. In the event that Ordinary Shares subject to an award are forfeited, the Ordinary Shares are transferred to the No. 2 ESOP at a price equal to the original purchase price paid by the participant (£0.01 per Ordinary Share).

In the event of a takeover, reconstruction or winding-up of the Company, the Board has the discretion to determine either that participants may be invited to exchange their Ordinary Shares subject to their awards for shares in the acquiring company which are also subject to forfeiture on terms no more onerous than those set out in the Forfeitable Share Plan or alternatively that the Ordinary Shares subject to the awards be released to participants.

Ordinary Shares subject to awards are personal to participants and may not be transferred except on death. Awards are not pensionable.

(b) *Limits*

No new shares may be issued (or shares transferred out of treasury) under the Forfeitable Share Plan. All Ordinary Shares subject to awards will be transferred out of the No. 2 ESOP.

(c) *Alterations*

The Board may alter the Forfeitable Share Plan or the terms of any award under it at any time. Any amendment that is made to the disadvantage of participants requires the consent of a majority of them.

5.4 Share Gift Plan

The establishment of the Share Gift Plan was approved and confirmed by the Board on 27 May 2005. To date awards over a total of 50,000 Ordinary Shares have been made to one employee under the Share Gift Plan by the No. 2 ESOP. The awards comprise a gift of Ordinary Shares and all awards under the Share Gift Plan shall be satisfied by either the No. 1 ESOP or the No. 2 ESOP. The No. 2 ESOP proposes to award 433,749 Ordinary Shares under the Share Gift Plan. Of these, it proposes to give a small number to ex-employees of the Group within 120 days of Admission, and most of the balance to certain current Group employees on Admission. The No. 1 ESOP will hold on Admission such number of Ordinary Shares as result from the conversion of 20,489,497 Zero Coupon Preference Shares. It proposes to give on Admission such number of Ordinary Shares as result from the conversion of up to 10,012,317 Zero Coupon Preference Shares to current employees of the Group, including certain employees who hold options under the Executive Share Option Scheme and to those employees who receive an award from the No. 2 ESOP on Admission. It proposes to give the same number of Ordinary Shares to the same employees of the Group who receive awards from the No. 1 ESOP on Admission approximately nine months after Admission, subject to the trustee's discretion and to continuous

employment and satisfactory performance of the employee. The No. 2 ESOP may agree that any gifts to employees of non-UK resident members of the Group will be made by it, in place of the No. 1 ESOP.

Set out below is a summary of the Share Gift Plan.

(a) *Eligibility*

A person is eligible to be granted an award under the Share Gift Plan if he or she is an employee of the Company (other than the Company's Chief Executive Officer or Chief Operating Officer) or any of its subsidiaries or in the case of awards made within 120 days of Admission if he or she is an ex-employee of the Company or any of its subsidiaries.

(b) *Grant of awards*

Awards may be granted under the Share Gift Plan on or at any time after Admission provided that awards to employees may not be granted in a close period and no awards may be made more than ten years after Admission.

Awards are not pensionable.

(c) *Limits*

No new shares may be issued (or shares transferred out of treasury) under the Share Gift Plan. All Ordinary Shares subject to awards will be transferred out of the No. 1 ESOP or the No. 2 ESOP and awards will only be made in respect of Ordinary Shares held by the No. 1 ESOP or the No. 2 ESOP on Admission.

(d) *Financial assistance*

The participant's employing company may (but is not obliged to) pay a bonus to the participant which will, after deduction of tax and social security, equal the amount of any tax and social security arising on the participant's award of Ordinary Shares on terms that the participant will use such bonus to pay the tax and social security arising on the award of Ordinary Shares.

(e) *Cash equivalent*

Instead of making an award of Ordinary Shares to an employee, the Ordinary Shares in the No. 1 ESOP and the No. 2 ESOP may be sold and the cash proceeds of sale paid to that employee.

(f) *Alterations*

The Board may alter the Share Gift Plan or the terms of any award under it at any time provided that any alteration or amendment to the provisions relating to eligibility or limits requires the prior approval of the Company in general meeting. Any amendment that is made to the disadvantage of participants requires the consent of a majority of them. Any minor alteration to benefit the administration of the Share Gift Plan, to take account of a change in legislation or to maintain or obtain favourable tax, exchange or regulatory treatment for participants or any member of the Group may be made without prior approval of the Company in general meeting.

5.5 Trust Option Plan

The trustees of the No. 2 ESOP, on the Company's recommendation, have adopted the Trust Option Plan on 31 October 2005. The No. 2 ESOP proposes to grant options on Admission over 505,710 Ordinary Shares.

Set out below is a summary of the Trust Option Plan:

(a) *Eligibility*

A person is eligible to be granted an option under the Trust Option Plan if he or she is an employee of the Company (other than the Company's Chief Executive Officer or Chief Operating Officer) or any of its subsidiaries.

(b) *Grant of Options*

The trustees may grant options on or at any time after Admission provided that awards may not be granted in a close period and no grants may be made more than 10 years after Admission. The grant of an option to an employee under the Trust Option Plan is the right to acquire shares from the trustees of the No. 2 ESOP for a total amount payable on exercise by that employee of a nominal £1.

Options are personal to participants and may not be transferred except on death. Options are not pensionable.

(c) *Limits*

No new shares may be issued (or shares transferred out of treasury) under the Trust Option Plan. All Ordinary Shares subject to options under the Trust Option Plan will be transferred out of the No. 2 ESOP and grants will only be made in respect of Ordinary Shares held by the No. 2 ESOP on Admission.

(d) *Exercise of Trust Options*

Any option granted under the Trust Option Plan will be exercisable at any time from grant up to ten years after its date of grant. The options will lapse early if an optionholder ceases to be employed by the Group (the options lapsing six months after such cessation), and also in the event of a takeover, reconstruction or winding-up of the Company.

(e) *Variation of capital*

In the event of any increase or variation of share capital, the trustees may make such adjustments as they consider appropriate to the number of shares under option.

(f) *Alterations*

The Board may alter the terms of the Trust Option Plan at any time, provided that any alterations or amendments to the provisions relating to eligibility, limits, variation of capital and the basis for determining a participant's entitlement to shares requires the prior approval of the Company in general meeting. However, any minor amendment to benefit the administration of the Trust Option Plan or to take account of any change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for optionholders or any member of the Group, may be made without prior approval of the Company in general meeting. Any amendment that is to the disadvantage of optionholders requires the consent of a majority of them.

5.6 Personal options

Personal options over 20,785,384 Zero Coupon Preference Shares currently held by Simon Arber and William Bottriell have been granted to a number of senior employees at an exercise price of £0.0001 per share. It is not envisaged that any further Personal options will be granted post-Admission. The Personal options are personal to participants and may not be transferred except on death. The Personal options are not pensionable.

As set out in paragraph 3.5 above, the Zero Coupon Preference Shares will convert into Ordinary Shares at Admission so the options will become exercisable in respect of the Ordinary Shares into which the Zero Coupon Preference Shares convert on Admission, and will continue to subsist post-Admission for a maximum of ten years from the date the options were granted. They will lapse before that date, if the participant is adjudicated bankrupt, if the Company is wound-up, 30 days after participants are notified that the Company has been taken over, or if the participant ceases to be legal and beneficial owner of the Personal options. They do not lapse on cessation of employment post-Admission.

5.7 Minority shareholdings

There are minority shareholdings in a number of the Group's principal subsidiaries (see paragraph 17 below), namely Staff Search Group Limited, Madison Black Limited, Jobboard Enterprises Limited, Orgtel Limited and J P Gray Limited, and in one other subsidiary which is not considered significant for disclosure purposes in paragraph 17, New Wave Resourcing Limited. The minority shareholders in these subsidiaries are Group employees and, in some cases, directors of the relevant subsidiary. Where there are existing minorities, the minority

shareholders together hold no more than 20 per cent. of the share capital of the subsidiary in aggregate in the form of "B" ordinary shares. The "A" ordinary shares are held by the Company which controls the board of directors of the subsidiary and, typically, there is only one preference share in issue which is also held by the Company. Although the "B" ordinary shares are entitled to up to 20 per cent. of the voting power of the subsidiary, they are only entitled to up to 10 per cent. of any dividend on ordinary shares. No Directors hold shares in any of the subsidiaries. The Group has in one instance lent the purchase price of the investment in the subsidiary to the relevant employee, which loan is outstanding until such employee ceases to hold the shares or ceases to be employed by the Group. A market rate of interest is charged on the loan.

There are provisions in the subsidiary's articles of association whereby the minority shareholders can be required to sell their "B" ordinary shares to the holders of the "A" ordinary shares (i.e. the Company) if they cease to be employed by the Group. If the sale is within three years of the adoption of the subsidiary's articles of association, then the price payable for the "B" ordinary shares is the lower of "market value" (as defined in the subsidiary's articles of association) and the amount paid up on the "B" ordinary shares. If the sale is later than three years after the adoption of the subsidiary's articles of association, then the price payable for the "B" ordinary shares is market value. For these purposes, market value is determined by computing the earnings per ordinary share multiplied by half the price/earnings ratio of the Company.

If a minority shareholder wishes to transfer or dispose of his "B" ordinary shares (other than to certain family members or on his leaving the employment of the Group) he must first offer them to the holder of the "A" ordinary shares (i.e. the Company) and the price payable for such "B" ordinary shares is market value. In the event that the Company declines to acquire the "B" ordinary shares, the "B" ordinary shares can be transferred to a third party. Consideration for any "B" ordinary shares acquired by the Company can be paid in cash or, after Admission, in Ordinary Shares at the Company's discretion. Any Ordinary Shares issued by the Company in this respect will be within the annual limit of authority granted under section 80 of the Companies Act approved by the Company's shareholders each year.

Following Admission, the Directors expect to continue periodically to enter into transactions with Group employees permitting them to invest at the market value in new or existing subsidiaries of the Group. The investments are expected to be on the basis described in this paragraph 5.7, but the Directors may amend the terms on which they offer minority shareholdings at any time. Any such offerings of minority shareholdings will be subject to approval by the Company's shareholders. The Directors currently intend for such minority shareholdings to be granted at the time the respective subsidiary is created or in the early stages of the respective subsidiary's existence. No Directors will be invited to purchase shares in such subsidiaries. As at the date of this Prospectus, the Directors were planning to offer minority shareholdings to certain employees of the Group in connection with the expansion of the Group's existing operations (for example, to certain employees of the banking and finance operations of Huxley).

6 Pensions

6.1 The Group operates money purchase group personal pension and stakeholder arrangements for employees in the United Kingdom. The Group matches employee contributions to these arrangements, up to a maximum matching contribution of £1,000 per year. In addition, the Group permits employees to contribute to these arrangements by way of salary sacrifice.

6.2 The Group also operates a money purchase small self-administered scheme for the Founders, and currently contributes £12,000 per year to this arrangement.

6.3 In respect of employees employed outside the United Kingdom, the Group provides only those pension and social security arrangements as are mandatory under local law. The Group does not make any additional contribution to private pension arrangements or operate any book reserve schemes in respect of such employees.

7 Directors and Senior Managers

7.1 Details of the names, functions and interests in Ordinary Shares of the Directors and Senior Managers are set out in Part VI – "Directors and Management and Shareholders".

7.2 The Directors and Senior Managers:

(a) are or have been directors or partners or senior managers of the following companies and partnerships (excluding all members of the Group) at any time in the previous five years:

Name	Current Directorships*	Past Directorships* (held in the last 5 years)
Directors		
Sir Anthony Cleaver..	IX Europe plc Lockheed Martin UK Limited Medical Research Council Nuclear Decommissioning Authority Royal College of Music (as Chairman of Council) The Links Foundation Working Links (Employment) Limited	AEA Technology plc The Baxi Partnership Limited Bermuda Asset Management Limited Council for Excellence in Management & Leadership (as Chairman of Council) Institute of Management (as President) Involvement & Participation Association (as President) Smith & Nephew plc The Strategic Partnership Limited UK eUniversities Worldwide Limited
Russell Clements	—	Denfarm Limited
Michael Nelson	Bally Gesellschaft m.b.H** Bally Holdings Inc.** Bally North America Inc.** Bally SA** Bally Schoenhandel B.V.** Bally Schuhfabriken AG**	Bally Deutschland GmbH Bally Group (UK) Limited Bally Italia S.p.A Bally Moda SA Bally Singapore Pte. Ltd. Bally Studio SrL Bally UK Sales Limited EMI Electrola AG EMI Music Hungary EMI-Kent Elektronik Sanayi ve Ticaret A.S. Harika Kasetcilik Sanayi ve Ticaret A.S. Minos EMI SA
**Michael Nelson has tendered his resignation in respect of these positions.		
Sunil Wickremeratne.	—	—
Brian McBride...........	Celtic PLC E-Skills UK Sector Skills Council Limited German-British Chamber of Industry & Commerce (as Councillor) One 2 One Limited T-Mobile (UK) Limited T-Mobile (UK) Retail Limited T-Mobile No. 2 Limited T-Mobile No. 4 Limited	Dell Corporation Limited Virgin Mobile Telecoms Limited
The Baroness Noakes	Carpetright PLC English National Opera Goudhurst House (Management) Limited	Bank of England Eastbourne College (Incorporated)

Name	Current Directorships*	Past Directorships* (held in the last 5 years)
	Hanson PLC Imperial Chemical Industries PLC Reuters Founders Share Company Limited	Hanson Building Materials Limited John Laing PLC London Business School (as Member of Council) Public Works Loans Board (as Commissioner) The Social Market Foundation
Senior Managers		
Ian Colletts	—	—
Raymond Duggins	—	—
Gary Elden	Nola Property Management Limited	—
Gary Goldsmith	The Think Inn Limited The MAS Group	Ballstars Limited Players Professional Management Limited
Dele Kukoyi	—	—
Timothy Lloyd	—	—
Lynn Morton	—	—
John Pullan	—	—
David Timoney	—	—

*Position is as a director unless otherwise stated

(b) have no convictions relating to fraudulent offences;

(c) have not been associated with any bankruptcies, receiverships or liquidations while acting in their capacity as director of a company or other executive function, save that UK eUniversities (Worldwide) Limited, of which Sir Anthony Cleaver was Non-Executive Chairman from 2001 to 2004, is currently subject to a voluntary arrangement with its creditors;

(d) have not received any official public incrimination and/or sanctions by statutory or regulatory authorities (including designated professional bodies) and have not been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of a company; and

(e) have no potential conflicts of interest arising from their private interests and or other duties that could conflict with their duties to the Company.

7.3 The length of time in which each of the Directors and Company Secretary has served in their current office and, where applicable, the date of expiration of their current term of office is set out below:

(a) Russell Clements was appointed as Chief Executive Officer of the Company with effect from 26 March 2004, having previously served as Deputy Chief Executive Officer from 8 December 2000.

(b) Michael Nelson was appointed as Chief Financial Officer of the Company with effect from 1 April 2005.

(c) Sunil Wickremeratne was appointed as Chief Operating Officer of the Company with effect from 26 March 2004.

(d) Sir Anthony Cleaver was appointed as Non-Executive Chairman of the Company with effect from 25 July 2000.

(e) Brian McBride and The Baroness Noakes were appointed as Non-Executive Directors of the Company with effect from 2 February 2001 and 2 March 2001 respectively; both are currently in their second term of office which is due to expire at the end of the Company's annual general meeting in 2007.

(f) Ian Colletts was appointed as Company Secretary of the Company with effect from 27 July 1999.

7.4 Save for the arrangements described in this paragraph, the service contracts for each of the Directors and Senior Managers do not provide for any benefits upon termination of employment. In the event that Ian Colletts's employment is terminated, all of his share awards under the Employee Share Schemes will vest. In the event that Ian Colletts's employment is terminated by SThree Management Services Limited or by Ian Colletts within a six month period beginning on the earlier of May 2006 or Admission, a termination payment equivalent to 12 months' remuneration is payable.

7.5 Information on the number of employees employed by the Group for the last three financial years is set out in Part V – "Business of SThree".

8 Directors' and Senior Managers' Emoluments

8.1 In relation to the 2004 financial year, the remuneration paid (including any contingent or deferred compensation) and benefits in kind granted to persons holding office as an Executive or Non-Executive Director of the Company by any member of the Group were as follows:

Name	**Salary/Fee**	**Bonus**	**Other remuneration/ benefits**(1)
	(£)	*(£)*	*(£)*
Sir Anthony Cleaver	60,000	—	—
Russell Clements	120,000	66,000	1,000
Michael Nelson(2)	—	—	—
Sunil Wickremeratne	80,000	54,000	1,000
Brian McBride	23,000	—	—
The Baroness Noakes	23,000	—	—
William Bottriell(3)	69,000	—	17,000
Simon Arber(3)	25,000	15,000	9,000
Paul Goodson(4)	16,000	—	—
Colin Haylock(5)	100,000	55,000	13,000

Notes:

(1) Benefits are comprised of car/car allowance, medical insurance and/or pension.

(2) Michael Nelson was not appointed as a director of the Company until 1 April 2005.

(3) Simon Arber and William Bottriell resigned from their positions as Non-Executive Directors of the Company on 28 October 2005.

(4) Dominic Geer was an alternative director for Paul Goodson. Paul Goodson and Dominic Geer were Barclays Private Equity nominee directors. Paul Goodson and Dominic Geer resigned from their positions on 13 October 2005.

(5) Colin Haylock resigned from his position as an Executive Director of the Company on 31 March 2005.

8.2 The aggregate remuneration paid to the Senior Managers for the 2004 financial year was £2,160,000.

8.3 In relation to the 2004 financial year, the total amount set aside by the Group to provide pension, retirement or similar benefits to the Directors and the Senior Managers was £44,000.

8.4 In respect of previous financial years, special management bonuses have been paid to certain Directors and senior employees (see note 4 of Part XI – "Historical Financial Information" for details). On Admission, a special management bonus of approximately £1.5 million (including employer's national insurance) will be paid to certain Directors, certain senior employees (including certain Senior Managers), Simon Arber and William Bottriell owing to the conversion of the Zero Coupon Preference Shares (as described in paragraph 3.5 above).

9 Major Shareholders

Information on the Company's major shareholders is set out in Part VI – "Directors and Management and Shareholders".

10 Selling Shareholders

Shares are being sold in the Global Offer by the following:

Name	Business Address	Number of Ordinary Shares being sold	Relationship with the Company
3i Group plc	91 Waterloo Road London SW1 8XP	1,578,258	Institutional investor
Barrington House Nominees Limited	One South Place London EC2M 2GT	1,578,259	Institutional investor
Clink Street Nominees Limited	54 Lombard Street London EC3P 3AH	39,435	Institutional investor
Parallel Ventures Nominees Limited	49 St James's Street London SW1A 1JT	355,108	Institutional investor
William Bottriell	41-44 Great Windmill Street London W1D 7NB	10,248,415	Founder
Simon Arber	41-44 Great Windmill Street London W1D 7NB	10,343,780	Founder
Russell Clements	41-44 Great Windmill Street London W1D 7NB	1,579,383	Chief Executive Officer
Sunil Wickremeratne	41-44 Great Windmill Street London W1D 7NB	567,688	Chief Operating Officer
Ian Colletts	41-44 Great Windmill Street London W1D 7NB	444,068	Company Secretary
Gary Goldsmith	41-44 Great Windmill Street London W1D 7NB	1,877,213	Senior Manager
Timothy Lloyd	41-44 Great Windmill Street London W1D 7NB	896,464	Senior Manager
David Timoney	41-44 Great Windmill Street London W1D 7NB	3,482	Senior Manager
Gary Elden	41-44 Great Windmill Street London W1D 7NB	2,172,202	Senior Manager
Lynn Morton	41-44 Great Windmill Street London W1D 7NB	7,738	Senior Manager
Raymond Duggins	41-44 Great Windmill Street London W1D 7NB	27,961	Senior Manager
John Pullan	41-44 Great Windmill Street London W1D 7NB	443,108	Senior Manager
Dele Kukoyi	41-44 Great Windmill Street London W1D 7NB	926,631	Senior Manager
Others	41-44 Great Windmill Street London W1D 7NB	6,629,539	Current and Former Employees (and their spouses)

11 Related Party Transactions

Save as disclosed in the financial information set out in Part XI – "Historical Financial Information", there are no related party transactions that were entered into during the financial years ending 30 November 2002, 2003 or 2004 and during the period between 1 December 2004 to 10 November 2005 (the latest practicable date prior to the publication of this Prospectus).

12 Restrictions on the Free Transferability of Ordinary Shares

Save as set out below and as described in paragraph 4.2(a)(i) and (ix) above, the Ordinary Shares are freely transferable.

12.1 The Company may, under the Companies Act, send out statutory notices to those it knows or has reasonable cause to believe have an interest in its shares, asking for details of those who have an interest and the extent of their interest in a particular holding of shares in the Company. To the extent a person receives such a statutory notice and fails to provide any

information required by the notice within the time specified in it, the Company may apply to the court for an order directing, *inter alia*, that any transfer of shares which are the subject of the statutory notice is void. Once a restriction notice has been given, the Directors are free to cancel it or exclude any shares from it at any time they think fit. In addition, they must cancel the restriction notice within seven days of being satisfied that all information requested in the statutory notice has been given.

12.2 The Directors, the Founders, the Senior Managers and certain employees of the Group will be subject to the Lock-up Arrangements described in Part IX – "The Global Offer and Related Matters".

12.3 75,000 Ordinary Shares allotted to Michael Nelson on 13 April 2005 are subject to the provisions of a subscription deed entered into between the Company and Michael Nelson on the same date. Pursuant to the subscription deed, 50,000 of these Ordinary Shares are "restricted shares" and the remaining 25,000 are "additional shares". The restricted shares may only be disposed of by Michael Nelson as follows: (i) one third will become disposable on Admission; (ii) a further third will become disposable on the first anniversary of Admission; and (iii) the final third will become disposable on the second anniversary of Admission. The additional shares may not be disposed of for a period of three years from the date of allotment (13 April 2005). Further, should Michael Nelson cease to be a director or employee of a Group company (other than by reason of illness, injury, disability, death, or retirement in accordance with the terms of his contract) and at such date he holds restricted shares or additional shares which he may not dispose of, such shares shall be transferable to the trustees of the No. 2 ESOP at £1.00 per share, which was the subscription price paid by Michael Nelson (£0.01 par value plus a premium of £0.99 per share).

12.4 3,468,750 Ordinary Shares which were transferred between 15 December 2004 and 25 January 2005 from the trustees of the No. 2 ESOP to 65 senior employees of the Group (including the Senior Managers) are subject to the provisions of the Rules of the Forfeitable Share Plan (as summarised in paragraph 5.3 above). On 19 August 2005, a total of 75,000 Ordinary Shares held by two participants under the Forfeitable Share Plan were transferred back to the trustees of the No. 2 ESOP at £0.01 per share upon the participants leaving the employment of the Group.

13 UK Taxation

The comments set out below are based on existing UK law and what is understood to be current HM Revenue & Customs practice, both of which are subject to change, possibly with retrospective effect. They are intended as a general guide only and apply only to shareholders of the Company resident for tax purposes in the United Kingdom (except insofar as express reference is made to the treatment of non-UK residents), who hold shares in the Company as an investment and who are the absolute beneficial owners thereof. Certain categories of shareholders, such as traders, broker-dealers, insurance companies and collective investment schemes, and shareholders who have (or are deemed to have) acquired their shares by virtue of an office or employment, may be subject to special rules and this summary does not apply to such shareholders. Shareholders who are in any doubt about their tax position, or who are resident or otherwise subject to taxation in a jurisdiction outside the United Kingdom, should consult their own professional advisers immediately.

13.1 Taxation of dividends

The Company will not be required to withhold tax at source when paying a dividend.

An individual shareholder who is resident in the United Kingdom (for tax purposes) and who receives a dividend from the Company will be entitled to a tax credit which may be set off against the shareholder's total income tax liability on the dividend. The tax credit will be equal to 10 per cent. of the aggregate of the dividend and the tax credit (the "gross dividend"), which is also equal to one-ninth of the cash dividend received. A UK resident individual shareholder who is liable to income tax only at the starting, lower or basic rate will be subject to tax on the dividend at the rate of 10 per cent. of the gross dividend, so that the tax credit will satisfy in full such shareholder's liability to income tax on the dividend. A UK resident individual shareholder who is not liable to income tax in respect of the gross dividend will not be entitled to repayment of the tax credit. In the case of a UK resident individual shareholder who is liable to income tax at the higher rate, the tax credit will be set against but not fully match the shareholder's tax liability on the gross dividend and such shareholder will have to account for

additional tax equal to 22.5 per cent. of the gross dividend (which is also equal to 25 per cent. of the cash dividend received) to the extent that the gross dividend, when treated as the top slice of the shareholder's income, falls above the threshold for higher rate income tax.

UK resident taxpayers who are not liable to UK tax on dividends, including pension funds and charities, will not be entitled to claim repayment of the tax credit attaching to dividends paid by the Company.

UK resident corporate shareholders will generally not be subject to corporation tax on dividends paid by the Company. Such shareholders will not be able to claim repayment of tax credits attaching to those dividends.

Non-UK resident shareholders will not generally be able to claim repayment from HM Revenue & Customs of any part of the tax credit attaching to dividends paid by the Company. An entitlement to the payment of all or part of the tax credit may be available if there is an appropriate provision granting the entitlement under any applicable double tax treaty between the United Kingdom and the jurisdiction in which that shareholder is resident. In most cases, however, the amount of tax credit that can be paid to non-United Kingdom shareholders in respect of any dividend payment will be nil as a result of the terms of the relevant treaty. A shareholder resident outside the United Kingdom may also be subject to foreign taxation on dividend income under local law. Shareholders who are not resident in the United Kingdom (for tax purposes) should obtain their own tax advice concerning tax liabilities on dividends received from the Company.

13.2 Taxation on chargeable gains

(a) UK resident shareholders

A disposal of Ordinary Shares by a shareholder who is resident or ordinarily resident in the United Kingdom for tax purposes may give rise to a chargeable gain (or allowable loss) for the purposes of taxation on chargeable gains.

(b) Non-UK resident shareholders

A shareholder who disposes of Ordinary shares and who at the time of disposal is not resident or ordinarily resident for tax purposes in the UK, and does not fall within the anti-avoidance provisions outlined in paragraph (c) below, will not generally be liable for UK tax on any chargeable gain realised unless the shareholder carries on a trade, profession or vocation in the UK, through a branch or agency or, in the case of a company, a permanent establishment to which the Ordinary shares are attributable. Such a shareholder may be subject to foreign taxation on any gain under local law.

(c) Temporarily non-UK resident shareholders

An individual is considered to be temporarily non-UK resident at a time when he or she is non-UK resident, either as a matter of domestic law or under the tie-breaker clause of a double tax treaty, and that period of non-UK residence spans a period of less than five complete UK tax years and follows a period of seven tax years during at least four of which he or she was UK resident. A disposal of Ordinary shares by a shareholder who is temporarily non-UK resident may, on his or her return to the UK, under anti-avoidance legislation, still be liable to UK tax, depending on the shareholder's circumstances and subject to any available exemption or relief, on any chargeable gain realised.

13.3 UK inheritance tax and gift taxes

The Ordinary Shares will be assets situated in the United Kingdom for the purposes of UK inheritance tax. A gift of such assets by, or the death of, an individual holder of such assets may (subject to certain exemptions and reliefs) give rise to a liability to UK inheritance tax even if the holder is neither domiciled in the United Kingdom nor deemed to be domiciled there under certain rules relating to long residence or previous domicile. For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains some benefit. Special rules also apply to close companies and to trustees of settlements who hold Ordinary Shares bringing them within the charge to inheritance tax. A gift or sale of an asset at undervalue may also give rise to a capital gains tax liability on the donor. Shareholders should consult an appropriate professional adviser if they make a gift of any kind or intend to hold any Ordinary Shares through trust

arrangements. They should also seek professional advice in a situation where there is potential for a double charge to UK inheritance tax, capital gains tax and any equivalent tax in another country.

13.4 UK stamp duty and stamp duty reserve tax ("SDRT")

Holders of Ordinary Shares will be registered on the register of the Company held by the Registrars in the United Kingdom. Persons who are a "system member" of CREST (as defined in the Uncertificated Securities Regulations 2001 as amended) may elect to hold their Ordinary Shares through CREST for trading on the London Stock Exchange.

(a) Ordinary Shares registered on the UK share register of the Company

Stamp duty at the rate of 0.5 per cent. of the actual consideration paid (rounded up if necessary to the next multiple of £5) is payable on an instrument transferring Ordinary Shares. Stamp duty is normally payable by the purchaser of Ordinary Shares. A charge to SDRT will also arise on an agreement to transfer Ordinary Shares (at the rate of 0.5 per cent. of the consideration paid), although the liability will be cancelled and any SDRT already paid will be repaid, generally with interest, provided that the instrument transferring Ordinary Shares is executed and duly stamped within six years of the date on which the liability to SDRT arises. Higher rates may apply in certain circumstances.

Where Ordinary Shares are issued or transferred: (a) to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services; or (b) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, stamp duty or SDRT may be payable at the higher rate of 1.5 per cent. of the amount or value of the consideration payable or, in certain circumstances, the value of the Ordinary Shares (rounded up if necessary to the next multiple of £5 in the case of stamp duty). This liability for stamp duty or SDRT will strictly be accountable by the depositary or clearance service operator or their nominee, as the case may be, but will, in practice, generally be reimbursed by participants in the clearance service or depositary receipt scheme. Clearance service providers may opt, provided certain conditions are satisfied, for the normal rate of stamp duty or SDRT (0.5 per cent. of the consideration paid) to apply to issues or transfers of Ordinary Shares into, and to transactions within, such services instead of the higher rate of 1.5 per cent. generally applying to an issue or transfer of Ordinary Shares into the clearance service and the exemption from stamp duty and SDRT on transfer of Ordinary Shares whilst in the service.

(b) Ordinary Shares held through CREST

Under the CREST system for paperless share transfers, no stamp duty or SDRT will arise on a transfer of Ordinary Shares into the system unless such a transfer is made for consideration in money or money's worth, in which case a liability to SDRT (usually at a rate of 0.5 per cent. of the consideration paid) will arise. Paperless transfers of Ordinary Shares within CREST will generally be liable to SDRT, rather than stamp duty at the rate of 0.5 per cent. of the consideration paid.

The statements in this paragraph relating to UK stamp duty and SDRT summarise the current position and are intended as a general guide only. Special rules apply to agreements made by, amongst other, intermediaries and certain categories of person may be liable to stamp duty or SDRT at higher rates.

The sale of Ordinary Shares by the Selling Shareholders under the Global Offer will give rise to a liability to stamp duty and/or SDRT as described above. The Selling Shareholders will meet the liability to stamp duty and/or SDRT at the normal rate of purchasers of Ordinary Shares that will arise on such sale under the Global Offer.

13.5 Individual Savings Accounts ("ISAs")

The Ordinary Shares will be qualifying investments for the stocks and shares component of both a maxi-account and a mini-account under the current ISA regulations provided that they are listed (and continue to be listed) on a recognised stock exchange (the London Stock Exchange is so recognised). No taxation will be chargeable on an account investor on any dividends, distributions or gains received in respect of the shares held through an ISA.

The opportunity to invest in shares through an ISA is restricted to individuals. Individuals wishing to invest in shares through an ISA should contact their professional advisers regarding their eligibility. Such individuals may invest up to £7,000 for the tax year 2005-2006 in shares

through a maxi-account, and up to £4,000 in shares through a mini-account for the tax year 2005 to 2006. Individual investors contemplating investing in shares through an ISA should note that there is always a risk that their current rights to hold such shares through an ISA may be prejudiced by future changes to the regulations which govern ISAs.

Any person who is in any doubt as to his or her taxation position should consult his or her professional advisers.

14 Legal and Arbitration Proceedings

No member of the Group is or has been engaged in or, as far as the Company is aware, has pending or threatened, any governmental, legal or arbitration proceedings, during a period covering at least the previous 12 months prior to the date of this Prospectus, which may have, or have had during the 12 months prior to the date of this Prospectus, significant effects on the Company and/or the Group's financial position or profitability.

15 Underwriting and Lock-up Arrangements

15.1 The Company, the Directors, the Founders, the Selling Shareholders, the Managers and others entered into the Underwriting Agreement on 10 November 2005 pursuant to which:

(a) the Selling Shareholders have agreed to sell 39,718,732 Ordinary Shares pursuant to the Global Offer at the Offer Price; and

(b) the Underwriters have severally and not jointly agreed, subject to certain conditions, to procure purchasers of, or failing which themselves purchase, the Ordinary Shares being sold by the Selling Shareholders other than 3i Group plc (including Ordinary Shares sold by them pursuant to the Over-Allotment Option) pursuant to the Global Offer at the Offer Price. UBS Limited have agreed, as principal, to purchase the Ordinary Shares being sold by 3i Group plc pursuant to the Global Offer at the Offer Price.

15.2 The Selling Shareholders have agreed to pay the Managers commissions equal to 2.1 per cent. of the gross proceeds from the sale of Ordinary Shares, together with any applicable value-added tax.

15.3 The obligation of the Selling Shareholders (other than 3i Group plc) to sell Ordinary Shares under the Underwriting Agreement will be, and obligations of the Underwriters to procure purchasers for, or failing which, themselves to purchase such Ordinary Shares, will be, and 3i Group plc's obligation to sell Ordinary Shares under the Underwriting Agreement will be, and UBS Limited's obligation to purchase such Ordinary Shares as principal will be, subject to certain conditions that are typical for an agreement of this nature. These conditions include, among others, the accuracy of the representations and warranties under the Underwriting Agreement, the absence of any material adverse change effecting the Group's business and Admission occurring no later than 8.00 a.m. on 16 November 2005 or such later date as may be agreed between the Company and UBS Limited. In addition, the Managers have the right to terminate the Underwriting Agreement prior to Admission in certain specified circumstances that are typical for an agreement of this nature and include, *inter alia*, the conditions to which the underwriting agreement is subject not being satisfied by 8.00 a.m. on 16 November 2005, the breach of any representation or warranty, the occurrence of any material adverse change affecting the Group's business and the occurrence of adverse market conditions or economic or political events described in the Underwriting Agreement.

15.4 The Founders have granted an Over-Allotment Option to UBS Limited, for itself and on behalf of the Underwriters, pursuant to which the Underwriters may, subject to certain conditions, procure purchasers for or themselves purchase up to 5,957,808 additional Ordinary Shares, for the purposes of allowing UBS Limited to meet over-allotments, if any, in connection with the Global Offer and to cover any short positions resulting from stabilisation transactions. The number of Ordinary Shares to be sold pursuant to the Over-Allotment Option, if any, will be determined no later than 30 days from Admission. Settlement of the Over-Allotment Option will take place shortly after the exercise of the Over-Allotment Option.

15.5 The Company has agreed to pay (together with any related value-added tax) certain costs, charges, fees and expenses in connection with, or incidental to, among others, the Global Offer, Admission or the other arrangements contemplated by the Underwriting Agreement, including

(but not limited to) its own legal fees and expenses, costs and expenses of the Registrar, other advisers' fees and expenses and certain expenses of the Managers (including the fees and expenses of their legal advisers).

15.6 The Selling Shareholders have severally agreed to pay any stamp duty or SDRT arising on the sale of the Ordinary Shares by them (and in the case of 3i Group plc in respect of Ordinary Shares sold by them, to pay in addition, any stamp duty or SDRT that may arise on the subsequent transfer of such Ordinary Shares from UBS Limited to purchasers procured by the Underwriters).

15.7 The Company, the Directors, the Founders and the Selling Shareholders have given certain customary warranties and undertakings to the Managers. The Company has agreed to indemnify the Managers in respect of losses suffered or incurred in connection with the Global Offer. The liabilities of the Company to the Managers under the Underwriting Agreement are not limited as to amount or by time. The liabilities of the Selling Shareholders and the Directors to the Managers under the Underwriting Agreement are limited by time and as to amount.

15.8 The Company, each Director, each Founder, each Senior Manager and each Selling Shareholder (other than the Institutional Selling Shareholders and certain former employees of the Group) are subject to certain lock-up arrangements.

Other than in respect of (i) Ordinary Shares to be issued to satisfy awards under any share option scheme described in paragraph 5 of Part X – "Additional Information", (ii) Ordinary Shares to be issued pursuant to the sale and purchase agreement described in paragraph 16.2 of Part X – "Additional Information", (iii) the payment of scrip dividends or capitalisation issues associated with dividends and (iv) Ordinary Shares to be issued in consideration of the purchase by the Company of Shares in Jobboard Enterprises on any date that is three months after Admission, the Company has undertaken to UBS Limited that it will not, without the UBS Limited's prior written consent, directly or indirectly, issue, offer, pledge, sell, contract to issue or sell, issue or sell any option or contract to purchase or subscribe, purchase any option or contract to sell or issue, grant any option, right or warrant to purchase, deposit into any depositary receipt facility or otherwise transfer or dispose of (or publicly announce any such issue, pledge, sale, grant, deposit, transfer or disposal) any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares or enter into any swap or other agreement that transfers, in whole or in part, directly or indirectly, any of the economic consequences of the ownership of Ordinary Shares at any time before the end of the period of 12 months commencing on the date of Admission.

Other than in respect of, *inter alia*, those Ordinary Shares to be sold as part of the Global Offer, those Ordinary Shares arising from the exercise of a share option granted under the Executive Share Option Scheme or the Trust Option Plan and those Ordinary Shares which have been gifted under the Share Gift Plan, the Executive Directors, the Non-Executive Directors, the Founders, the Senior Managers and the Selling Shareholders (other than the Institutional Selling Shareholders and certain former employees of the Group) have each undertaken to the Managers and the Company, *inter alia*, not to and will use all reasonable endeavours to procure that his connected persons will not, without the prior consent of UBS Limited and the Company, offer, sell or contract to sell, issue options in respect of, or otherwise dispose of, directly or indirectly, any Ordinary Shares held by him or his connected persons immediately following Admission (or any interest therein or in respect thereof) or any securities convertible into or exchangeable, for Ordinary Shares or enter into any transaction with the same economic effect, from the date hereof until 12 months after Admission (in the case of the Directors, Gary Elden, Gary Goldsmith and Timothy Lloyd) and 6 months after Admission (in the case of the Founders, the other Senior Managers and the other relevant Selling Shareholders). In the case of the Non-Executive Directors, the above restrictions do not apply so long as UBS Limited provides its written consent to a disposal of Ordinary Shares on the date falling six months or more after the date of Admission.

The undertakings given by each of the Directors, the Founders, the Senior Managers and the relevant Selling Shareholders to UBS Limited described in this paragraph 15.8 are subject to certain additional exceptions as are usual in arrangements of this nature, which among other things, allow the relevant party to accept an offer for the Ordinary Shares made in accordance with the City Code, dispose of Ordinary Shares pursuant to a compromise or arrangement under section 425 of the Companies Act or a scheme of reconstruction under section 110 of the

Insolvency Act 1986 in relation to the Company, to dispose by way of gift to a family member and allowing the personal representatives of a relevant party who dies during the restricted period to dispose of the Ordinary Shares.

16 Material Contracts

The following are the only contracts (not being contracts entered into in the ordinary course of business) which have been entered into by members of the Group within two years immediately preceding the date of this document and which are, or may be, material or which have been entered into at any time by members of the Group and which contain any provision under which any member of the Group has any obligation or entitlement which is, or may be, material to the Group as at the date of this Prospectus:

16.1 a subscription and shareholders' deed dated 7 September 1999 entered into between (1) the Company, (2) Simon Arber, William Bottriell and Ian Colletts as senior shareholders (the "Senior Shareholders"), (3) Russell Clements, Sunil Wickremeratne, Gary Goldsmith, Timothy Lloyd, Gary Elden and Natasha Clarke-Tidey as junior shareholders (the "Junior Shareholders"), (4) Barclays Private Equity Limited and (5) the Institutional Selling Shareholders, and adhered to subsequently by Sir Anthony Cleaver, Brian McBride, The Baroness Noakes, Colin Haylock and Michael Nelson (in each case as Junior Shareholders), setting out the terms on which the Institutional Selling Shareholders agreed to invest in the Company by subscribing for 10,000,000 Ordinary-B Shares and £49,900,000 Variable Rate Unsecured 'B' Loan Stock 2008 of the Company (described at paragraph 16.3 below). Pursuant to this deed, the consent of a majority of the Institutional Selling Shareholders is required for a sale or listing of the Company and certain other matters require the consent of a special director appointed from time to time by Barclays Private Equity Limited, including, *inter alia*, any variation of the authorised or issued share capital of the Company or the creation or granting of any right to require the allotment or issue of any shares and any amendment to the Articles. Pursuant to a deed of termination dated 31 October 2005, each party to the subscription and shareholders' agreement has agreed to terminate that agreement and to discharge the other parties from further performance of that agreement and to waive all current, future or past rights or claims it has against such other party under that agreement conditional upon and with effect from Admission;

16.2 a share sale and purchase agreement dated 7 September 1999 between (1) the Company as purchaser and (2) the Founders, Russell Clements, Sunil Wickremeratne, Gary Elden, Timothy Lloyd, Natasha Clarke-Tidey and Sean Wadsworth as vendors (the "Vendors"), pursuant to which the Vendors sold and the Company purchased the entire issued share capital of Computer Futures Recruitment Consultants Limited, Progressive Computer Recruitment Limited, Huxley Associates Limited, Pathway IT Resourcing Limited, Real I.T. Resourcing Limited and Mercer Gray Limited (the "Trading Companies") and certain dormant companies. Completion of the acquisition of the shares occurred on 23 September 1999. The initial consideration for the transfer of the shares was the payment by the Company of £35,899,373 in cash and the allotment of 34,039,722 Ordinary Shares and 1,084,127 Ordinary-A Shares to the Vendors. By way of deferred consideration, the Company will allot to certain of the Vendors (Natasha Clarke-Tidey, Gary Elden and Sean Wadsworth) 3,016,269 additional Ordinary Shares on Admission. The allotment of the additional Ordinary Shares is conditional on the these individuals making a payment (or entering into arrangements to secure that such payment is made) for any tax which a member of the Group is obliged to (or would suffer a disadvantage if it were not to) account for by virtue of the allotment of additional Ordinary Shares and/or for any social security contributions recoverable from the relevant Vendor;

16.3 a loan note instrument dated 23 September 1999 constituting £49,900,000 Variable Rate Unsecured 'B' Loan Stock 2008 of the Company (the "Loan Stock"), issued to the Institutional Shareholders as part of their investment in the Company pursuant to the subscription and shareholders' deed referred to in paragraph 16.1 above. To the extent not previously redeemed, one quarter of the loan stock is redeemable on each of 23 September 2005, 23 September 2006, 23 September 2007 and 23 September 2008. Interest calculated in accordance with the provisions of the instrument is payable quarterly in arrears on 30 November, 28 February, 31 May and 31 August in each year. At the date hereof, £37,425,000 nominal value of Loan Stock was outstanding. Any loan stock not previously redeemed is redeemable upon Admission;

16.4 the agreement in respect of the revolving Credit Facility dated 2 November 2005 between the Company and Barclays Bank as lender (the "Credit Facility Agreement"). The Credit Facility Agreement will be available with effect from Admission as follows: £40,000,000 until 30 November 2006 and £20,000,000 between 1 December 2006 and 30 November 2007. Advances under the Credit Facility bear interest at a rate equal to 0.85 per cent. plus LIBOR and certain mandatory costs. Certain arrangement and non-utilisation fees are payable to Barclays Bank in its capacity as lender. The final repayment date in respect of the facility under the Credit Facility Agreement is 30 November 2007. Indebtedness under the Credit Facility Agreement is secured by guarantees and other security interests granted by the Company and certain of its subsidiaries in favour of Barclays Bank. Following repayment of all outstanding amounts owed to Barclays Bank, the Company and its subsidiaries will be entitled to be released and to have their assets released from any security granted in respect of obligations owed to Barclays Bank. The Credit Facility Agreement contains a number of operating, financial and various other covenants, including without limitation, covenants restricting change of business, borrowings, disposals, creation of security, guarantees and acquisitions. The Credit Facility will be used principally to repay the Loan Stock at Admission; and

16.5 the Underwriting Agreement described in paragraph 15 above.

17 Principal Subsidiaries, Joint Ventures and Associated Companies

The Company acts as the holding company of the Group. The Company's principal direct and indirect subsidiaries are listed below:

Name of company	Registered office and country of incorporation	Proportion of nominal value of issued shares controlled by the Group (and proportion of voting rights if different) (%)	Field of activity
Direct subsidiaries of the Company			
Computer Futures Solutions Limited	Venture House 27-29 Glasshouse Street London W1B 5DF England & Wales	100	ICT Recruitment
Huxley Associates Banking & Finance Limited................................	Venture House 27-29 Glasshouse Street London W1B 5DF England & Wales	100	Banking & Finance Recruitment
Huxley Associates Limited	12 Plumtree Court London EC4A 4HT England & Wales	100	ICT Recruitment
I R Solutions Limited.......................	12 Plumtree Court London EC4A 4HT England & Wales	100	ICT Recruitment
Jobboard Enterprises Limited	Venture House 27-29 Glasshouse Street London W1B 5DF England & Wales	83.47 (80)	ICT Recruitment

Name of company	Registered office and country of incorporation	Proportion of nominal value of issued shares controlled by the Group (and proportion of voting rights if different) (%)	Field of activity
J P Gray Limited	Venture House 27-29 Glasshouse Street London W1B 5DF England & Wales	80.2 (80)	Finance Recruitment
Madison Black Limited	Second Floor Minster House 42 Mincing Lane London EC3R 7AE England & Wales	80.2 (80)	ICT Recruitment
M G Resourcing Limited	12 Plumtree Court London EC4A 4HT England & Wales	100	ICT Recruitment
Orgtel Limited	12 Plumtree Court London EC4A 4HT England & Wales	80.2 (80)	ICT Recruitment
Pathway Resourcing Limited	12 Plumtree Court London EC4A 4HT England & Wales	100	ICT Recruitment
Progressive Computer Recruitment Limited	12 Plumtree Court London EC4A 4HT England & Wales	100	ICT Recruitment
Progressive Computer Recruitment Europe Limited	12 Plumtree Court London EC4A 4HT England & Wales	100	ICT Recruitment
Real I.T. Resourcing Limited	Venture House 27-29 Glasshouse Street London W1B 5DF England & Wales	100	ICT Recruitment
Staff Search Group Limited	12 Plumtree Court London EC4A 4HT England & Wales	95.05 (96)	ICT and Human Resources Recruitment
SThree Management Services Limited	41-44 Great Windmill Street London W1D 7NB England & Wales	100	Management Service Company
Strategic Resource Group Limited	12 Plumtree Court London EC4A 4HT England & Wales	100	ICT Recruitment
Tactical Resource Limited	Venture House 27-29 Glasshouse Street London W1B 5DF England & Wales	100	ICT Recruitment

Name of company	Registered office and country of incorporation	Proportion of nominal value of issued shares controlled by the Group (and proportion of voting rights if different) (%)	Field of activity
Indirect subsidiaries of the Company			
Banking People Limited	Venture House 27-29 Glasshouse Street London W1B 5DF England & Wales	100	Banking & Finance Recruitment
Computer Futures Solutions (BE) Limited	Venture House 27-29 Glasshouse Street London W1B 5DF England & Wales	100	ICT Recruitment
Computer Futures Solutions Belgium Limited	Venture House 27-29 Glasshouse Street London W1B 5DF England & Wales	100	ICT Recruitment
Computer Futures Solutions B.V.	15-29 Falckstraat 1017 VV Amsterdam The Netherlands	100	ICT Recruitment
Computer Futures Solutions Deutschland Limited	Venture House 27-29 Glasshouse Street London W1B 5DF England & Wales	100	ICT Recruitment
Computer Futures Solutions France Limited	Venture House 27-29 Glasshouse Street London W1B 5DF England & Wales	100	ICT Recruitment
Computer Futures Solutions GmbH.	Schillerstrasse 10 Frankfurt 60313 Germany	100	ICT Recruitment
Computer Futures Solutions International NV	Blue Tower Avenue Louise 326 1050 Brussels Belgium	100	ICT Recruitment
Computer Futures Solutions Limited (Ireland)	29-31 South William St. Dublin 2 Republic of Ireland	100	ICT Recruitment
Computer Futures Solutions Nederland Limited	Venture House 27-29 Glasshouse Street London W1B 5DF England & Wales	100	ICT Recruitment

Name of company	Registered office and country of incorporation	Proportion of nominal value of issued shares controlled by the Group (and proportion of voting rights if different) (%)	Field of activity
Computer Futures Solutions NV	Blue Tower Avenue Louise 326 1050 Brussels Belgium	100	ICT Recruitment
Computer Futures Solutions SAS	8-10 rue Pierre Brossolette 92309 Levallois-Perret Paris France	100	ICT Recruitment
Huxley Associates B.V.	Max Euwelaan 61 Singel 540 1017 AZ Amsterdam The Netherlands	100	ICT Recruitment
Huxley Associates International Limited	12 Plumtree Court London EC4A 4HT England & Wales	100	ICT Recruitment
Progressive Computer Recruitment International Limited	12 Plumtree Court London EC4A 4HT England & Wales	100	ICT Recruitment
Progressive GmbH	Bayerstrasse 83 80335 Munich Germany	100	ICT Recruitment
Solutions in Staffing & Software BV.	15-29 Falckstraat 1017 W Amsterdam The Netherlands	100	ICT Recruitment

In addition to the subsidiaries listed above, there are 110 other companies within the Group (including the Company), 6 of which are operating companies but are not considered significant for disclosure purposes and 104 of which are dormant.

18 Property, Plant and Equipment

18.1 Aside from the leasehold property interests listed below, there is no existing or planned material tangible fixed asset which is material to the business of the Group:

Property name and location	Term of lease[1] and date term expires	Current Use	Current Annual Rent (£)	Approx Area (sq. ft.)
3rd Floor Venture House 27 – 29 Glasshouse Street London W1B 5DF	22 Jan 1990 – 24 Jan 2007	Offices	210,000	5,020
4th Floor Venture House 27 – 29 Glasshouse Street London W1B 5DF	24 Jun 1980 – 2 Jan 2007	Offices	163,327.50	5,185

Property name and location	Term of lease[1] and date term expires	Current Use	Current Annual Rent (£)	Approx Area (sq. ft.)
5th Floor Venture House 27 – 29 Glasshouse Street London W1B 5DF	24 Jun 1980 – 4 Jan 2007	Offices	161,595	5,130
4th Floor 2 Fouberts Place London W1V 2AD	5 April 1986 – 4 April 2011	Offices	194,700	5,262
5th Floor 2 Fouberts Place London W1V 2AD	5 April 1986 – 4 Apr 2011	Offices	197,600	5,340
2nd Floor 41 – 44 Great Windmill Street London W1D 7NF	13 Apr 2005– 12 Apr 2015	Offices	192,920	4,823
4th Floor St George's House 5 St George's Road London SW19 4DR	4 Dec 1997 – 3 Dec 2012	Offices	318,750	13,000
Ground Floor 75 King William Street London EC4N 7BE	18 Jan 1999 – 4 Sep 2014	Offices	274,750	7,800

Note:

(1) With the exception of 2nd Floor, 41-44 Great Windmill Street and 4th Floor, St George's House, the Company or one of its subsidiaries was not an original party to the lease.

18.2 So far as the Company is aware, there are no environmental issues that may affect the Group's utilisation of its fixed assets.

19 Research and Development

The Group does not undertake significant research and development activities, and has not operated formal research and development policies for the financial years ended 30 November 2002, 2003 and 2004.

20 Intellectual Property

The Group's business is not dependant to a material extent on its intellectual property, however, the Group's trademarks, domain names and other intellectual property rights are important to its success.

The Group's key trademarks include "SThree", "Computer Futures Solutions", "Huxley", "J P Gray", "Madison Black", "Orgtel", "Pathway", "Progressive", "Real I.T.", "StaffSearch", "Strat RG" and "The ITJobBoard". The Group owns trademark registrations for some, but not all, of these trademarks and additional applications for registration are currently pending.

Domain names are registered in the names of members of the Group in respect of, amongst others, the Group's key trade marks listed above.

The Group has developed two items of proprietary software: the Apollo front office sales system and an online timesheet application.

21 No significant change

There has been no significant change in the financial or trading position of the Group since 31 May 2005.

22 Miscellaneous

22.1 The total expenses of the Global Offer payable by the Company are estimated to amount to £3.75 million.

22.2 PricewaterhouseCoopers LLP of 1 Embankment Place, London WC2N 6RH, which is a member of the Institute of Chartered Accountants in England and Wales, has audited the financial statements of the Company for the years ended 30 November 2002, 2003 and 2004.

22.3 PricewaterhouseCoopers LLP of 1 Embankment Place, London WC2N 6RH, which is a member of the Institute of Chartered Accountants in England and Wales, has given and not withdrawn its written consent to the inclusion of its reports in Part XI – "Historical Financial Information" and Part XII – "Unaudited Pro Forma Financial Information" in the form and context in which they appear and has authorised the contents of its reports for the purposes of Rule 5.5.3R(2)(f) of the Prospectus Rules.

22.4 UBS Limited has given and not withdrawn its consent to the inclusion of its name and references to it herein in the form and context in which they appear.

22.5 Investec Bank (UK) Limited has given and not withdrawn its consent to the inclusion of its name and references to it herein in the form and context in which they appear.

22.6 Oriel Securities Limited has given and not withdrawn its consent to the inclusion of its name and references to it herein in the form and context in which they are included.

22.7 The following natural and legal persons have the following interests (including conflicting ones) that are material to the Global Offer:

(a) as described in paragraph 15.2 above, conditional upon Admission the Managers will receive commissions equal to 2.1 per cent. of the gross proceeds from the sale of Ordinary Shares from the Selling Shareholders;

(b) as set out in paragraph 10 above, certain Directors and Senior Managers and certain employees of the Company have a financial interest in the Global Offer as they are Selling Shareholders. The numbers of Ordinary Shares being sold by such persons in the Global Offer are set out in paragraph 10 above;

(c) the Founders have a financial interest in the Global Offer as they are Selling Shareholders. The numbers of Ordinary Shares being sold by the Founders in the Global Offer are set out in paragraph 10 above; and

(d) the Institutional Selling Shareholders have a financial interest in the Global Offer as they are Selling Shareholders. The numbers of Ordinary Shares being sold by the Institutional Selling Shareholders in the Global Offer are set out in paragraph 10 above.

23 Documents on display

Copies of the following documents will be available for inspection during normal business hours on Monday to Friday each week (public holidays excepted) from the date of publication of this Prospectus until Admission at the Company's registered office at 41-44 Great Windmill Street, London W1D 7NB and at the offices of Linklaters, One Silk Street, London EC2Y 8HQ:

23.1 the Memorandum and the New Articles of Association of the Company;

23.2 the report of PricewaterhouseCoopers LLP contained in Part XI – "Historical Financial Information"; and

23.3 the annual report and accounts of the Company for the two years ended 30 November 2003 and 2004.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

The Directors
SThree plc
41-44 Great Windmill Street
London
W1D 7NB

UBS Limited
1 Finsbury Avenue
London
EC2M 2PP

11 November 2005

Dear Sirs

SThree plc

We report on the historical financial information of SThree plc for the three years ended 30 November 2004 and six months ended 31 May 2005 (the "historical financial information") set out on pages 99 to 147. This historical financial information has been prepared for inclusion in the prospectus dated 11 November 2005 (the "Prospectus") of SThree plc on the basis of the accounting policies set out on pages 103 to 104. This report is required by the Prospectus Rules and is given for the purpose of complying with the Prospectus Rules and no other purpose.

Responsibilities

The directors of SThree plc are responsible for preparing the historical financial information on the basis of preparation set out in note 1 to the historical financial information and in accordance with United Kingdom Generally Accepted Accounting Principles ("UK GAAP").

It is our responsibility to form an opinion on the historical financial information as to whether the historical financial information gives a true and fair view, for the purposes of the Prospectus, and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the historical financial information. It also included an assessment of the significant estimates and judgements made by those responsible for the preparation of the historical financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the historical financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the historical financial information gives, for the purposes of the Prospectus dated 11 November 2005, a true and fair view of the state of affairs of SThree plc as at the dates stated and of its results, cash flows and recognised gains and losses for the periods then ended in accordance with the basis of preparation set out in note 1 to the historical financial information and in accordance with UK GAAP.

Declaration

For the purposes of item 5.5.3R(2)(f) of the Prospectus Rules we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I of Appendix 3 of the Prospectus Rules.

Yours faithfully

PricewaterhouseCoopers LLP

Consolidated Profit and Loss Accounts

	Note	Year ended 30 November			Six months ended 31 May	
		2002	2003	2004	2004	2005
			(£'000)		*(£'000)* *(unaudited)*	
Turnover	3	226,996	190,471	242,413	105,474	143,546
Cost of sales		(156,694)	(131,735)	(166,516)	(72,752)	(97,587)
Gross profit		70,302	58,736	75,897	32,722	45,959
Amortisation of goodwill	11	(41,590)	(41,590)	(31,517)	(19,419)	—
Other operating expenses		(59,565)	(53,845)	(59,852)	(27,233)	(36,340)
Net operating expenses		(101,155)	(95,435)	(91,369)	(46,652)	(36,340)
Operating profit before goodwill amortisation	3	10,737	4,891	16,045	5,489	9,619
Amortisation of goodwill	11	(41,590)	(41,590)	(31,517)	(19,419)	—
Operating (loss)/profit	4	(30,853)	(36,699)	(15,472)	(13,930)	9,619
Interest receivable	6	632	633	611	138	229
Interest payable	7	(2,947)	(2,007)	(2,016)	(1,003)	(999)
(Loss)/profit on ordinary activities before taxation	3	(33,168)	(38,073)	(16,877)	(14,795)	8,849
Taxation on (loss)/profit on ordinary activities	8	(2,804)	(1,324)	(4,644)	(1,435)	(3,103)
(Loss)/profit on ordinary activities after taxation		(35,972)	(39,397)	(21,521)	(16,230)	5,746
Equity minority interests		(31)	(107)	207	195	(58)
(Loss)/profit for the financial year/period		(36,003)	(39,504)	(21,314)	(16,035)	5,688
Dividends – non equity	9	(4,525)	(2,643)	(4,525)	(2,263)	(2,263)
Retained (loss)/profit for the year/period		(40,528)	(42,147)	(25,839)	(18,298)	3,425
(Loss)/earnings per share, pence per share:						
basic	10	(27.32)	(30.04)	(16.67)	(12.37)	4.58
diluted	10	(27.32)	(30.04)	(16.67)	(12.37)	4.31

All amounts relate to continuing operations.

There is no difference between the historical profit and loss account and the profit and loss reported above.

Consolidated Statements of Total Recognised Gains and Losses

	Year ended 30 November			Six months ended 31 May	
	2002	**2003**	**2004**	**2004**	**2005**
		(£'000)		*(£'000)* *(unaudited)*	
(Loss)/profit for the financial year/ period	(36,003)	(39,504)	(21,314)	(16,035)	5,688
Exchange gain/(loss) on translation of net investment in foreign subsidiaries	80	360	283	(273)	(81)
Total recognised gains and (losses) relating to the financial year\period	(35,923)	(39,144)	(21,031)	(16,308)	5,607

Consolidated Balance Sheets

	Note	Year ended 30 November 2002	Year ended 30 November 2003	Year ended 30 November 2004	Six months ended 31 May 2004	Six months ended 31 May 2005
			(£'000)		*(£'000)* *(unaudited)*	
Fixed assets						
Intangible assets	11	75,747	31,517	—	12,098	—
Tangible assets	12	1,930	1,026	1,833	1,058	2,579
		77,677	32,543	1,833	13,156	2,579
Current assets						
Debtors	13	40,509	44,446	61,336	47,703	67,878
Cash at bank and in hand		30,607	29,967	24,956	27,128	21,995
		71,116	74,413	86,292	74,831	89,873
Creditors: amounts falling due within one year	14	(26,169)	(28,244)	(39,118)	(29,539)	(77,670)
Net current assets		44,947	46,169	47,174	45,292	12,203
Total assets less current liabilities		122,624	78,712	49,007	58,448	14,782
Creditors: amounts falling due after more than one year	15	(39,900)	(39,900)	(37,425)	(39,900)	—
Provisions for liabilities and charges	16	(6,363)	(6,771)	(5,317)	(5,330)	(5,030)
Net assets		76,361	32,041	6,265	13,218	9,752
Capital and reserves						
Called up share capital	17	2,210	2,210	2,214	2,210	2,227
Share capital to be issued	17	8,675	6,035	6,035	6,035	6,033
Share premium account	18	—	—	—	—	74
Profit and loss account	18	65,329	23,542	(2,014)	4,971	1,330
Total shareholders' funds (including non-equity interests)	19	76,214	31,787	6,235	13,216	9,664
Equity minority interests		147	254	30	2	88
Capital employed		76,361	32,041	6,265	13,218	9,752
Represented by:						
Equity shareholders' deficit		(106,787)	(148,579)	(174,131)	(167,150)	(170,712)
Non-equity shareholders' funds		183,001	180,366	180,366	180,366	180,376
Total shareholders' funds	19	76,214	31,787	6,235	13,216	9,664

Consolidated Cash Flow Statements

	Note	Year ended 30 November			Six months ended 31 May	
		2002	2003	2004	2004	2005
			(£'000)		*(£'000)* *(unaudited)*	
Net cash inflow from operating activities	22	29,385	5,512	5,297	3,415	6,185
Returns on investments and servicing of finance						
Interest received	6	632	633	611	138	229
Interest paid	7	(2,497)	(2,007)	(1,983)	(1,003)	(999)
Dividends paid to minority interests	9	(28)	—	—	—	—
Non-equity dividends paid to shareholders	9	(4,525)	(4,525)	(2,643)	(2,643)	(4,525)
Net cash outflow from returns on investments and servicing of finance		(6,418)	(5,899)	(4,015)	(3,508)	(5,295)
Taxation	8	(5,828)	(1,333)	(3,292)	(998)	(2,556)
Capital expenditure and financial investment						
Purchase of tangible fixed assets	12	(411)	(517)	(2,118)	(265)	(1,320)
Sale of tangible fixed assets	12	25	29	38	38	—
Net cash outflow from capital expenditure and financial investment		(386)	(488)	(2,080)	(227)	(1,320)
Equity dividend paid		(1,239)	—	—	—	—
Net cash inflow/(outflow) before financing		15,514	(2,208)	(4,090)	(1,318)	(2,986)
Financing						
Repayment of loan stock		(10,000)	—	—	—	—
Issue of ordinary share capital		—	—	4	—	85
Issue of ordinary share capital to minority interests		—	—	40	—	—
Increase/(decrease) in cash	23/25	5,514	(2,208)	(4,046)	(1,318)	(2,901)

Notes to the Historical Financial Information

1 Basis of preparation

SThree plc ('SThree' or the 'Company') and its subsidiaries (the 'Group') operate in the ICT recruitment industry. SThree plc is a company incorporated in England and Wales under the Companies Act 1985. Prior to listing on the London Stock Exchange the Group was privately owned.

The consolidated financial information is based on the audited statutory accounts for each of the three years ended 30 November 2004 together with the non-statutory accounts for the six month periods ended 31 May 2004 (unaudited) and 31 May 2005 (audited).

2 Accounting policies

The consolidated financial information has been prepared under the historical cost convention and is in accordance with the Companies Act 1985 and applicable accounting standards.

The directors consider that the accounting policies set out below are the most appropriate and have been consistently applied:

(a) Basis of consolidation

The consolidated financial information incorporates the results of SThree and its subsidiaries using the acquisition method of accounting. Subsidiaries are all entities over which SThree has control and a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to SThree; they are de-consolidated from the date that control ceases.

Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Goodwill arising on acquisitions is capitalised and amortised over a period that the Directors of SThree consider to be a prudent estimate of the useful economic life, not exceeding 20 years. For goodwill arising on the Reorganisation in the year ended 30 November 1999, the useful economic life was considered to be five years. No other goodwill arose in the periods included in the consolidated financial information.

(b) Revenue recognition

Turnover represents sales to third parties for services provided during the period, excluding value added tax and other sales taxes outside the UK.

Contract revenue for the supply of professional services is recognised based on the number of hours worked by a contractor.

Revenue for permanent placements is recognised when employment candidates commence employment.

(c) Cost of sales

Cost of sales comprises the direct costs of payments to contractors. It includes no overheads or any other costs attributable to the placement of candidates. No direct costs are associated with the placement of permanent candidates

(d) Depreciation

Depreciation is provided to write off the cost, less the estimated residual values, of all fixed assets over their expected useful lives.

Depreciation is calculated at the following rates:

Computer equipment	-33 1/3% straight line
Furniture, fittings and office equipment	-20% straight line
Motor vehicles	-33 1/3% straight line

(e) Impairment of assets

Assets are subject to impairment reviews whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the asset's net realisable value and value in use.

Notes to the Historical Financial Information (Continued)

(f) Deferred taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more, or a right to pay less tax in the future have occurred at the balance sheet date.

Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

(g) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases net of any incentives received from the lessor are charged to the profit and loss account on a straight line basis over the lease periods.

(h) Provisions, contingent liabilities and contingent assets

Provisions for dilapidations, onerous leases and other contractual liabilities are recognised when SThree has a legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

(i) Employee Benefit Trust

The Employee Benefit Trust (the "EBT") is funded by gifts from certain SThree shareholders and Directors. The assets and liabilities of the EBT are consolidated into the SThree consolidated financial statements.

The EBT's only assets are shares in SThree which were gifted by certain SThree Directors. Hence no cost is attributed to those shares and no amounts are shown in SThree's financial statements.

(j) Share based compensation

The shares in the EBT are held for awards and grants under share award and share option schemes.

Where shares are awarded, the fair value of the shares on the date of the grant is charged to the profit and loss account in the year of grant, or over the period to which any performance criteria relate until the vesting date.

Where options are awarded, the intrinsic value of the share options on the date of grant is charged to the profit and loss account over the vesting period of the share option, based on the number of options which are expected to become exercisable.

To date, the intrinsic values involved have been assessed as zero and hence no amounts have been charged to the profit and loss account.

(k) Employee benefits

Pension obligations: SThree pays contributions to privately administered pension plans on a contractual or voluntary basis. SThree has no further payment obligations once the contributions have been paid. The contributions are recognised as an employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available. SThree has no defined benefit obligations.

Bonus plans: SThree recognises a liability and an expense for bonuses based on the Directors' best estimate of the amounts due. SThree recognises a provision where contractually obliged or where there is a past practice of payments that has created a constructive obligation.

(l) Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(m) Foreign Currencies

Foreign currency transactions are translated into sterling using the prevailing rates of exchange on the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised immediately in the profit and loss account.

3 Segmental analysis

The consolidated entity operates in one business segment being that of recruitment services. As a result, no additional business segment information is required to be provided; the segment results by geography are shown below:

Geographic analysis by destination

	Year ended 30 November			Six months ended 31 May	
	2002	2003	2004	2004	2005
		(£'000)		(£'000) (unaudited)	
Turnover					
United Kingdom	178,928	145,982	184,424	80,823	109,228
Europe and Rest of World	48,068	44,489	57,989	24,651	34,318
	226,996	190,471	242,413	105,474	143,546

	Year ended 30 November			Six months ended 31 May	
	2002	2003	2004	2004	2005
		(£'000)		(£'000) (unaudited)	
Gross profit					
United Kingdom	53,541	44,100	56,511	24,978	35,038
Europe and Rest of World	16,761	14,636	19,386	7,744	10,921
	70,302	58,736	75,897	32,722	45,959

	Year ended 30 November			Six months ended 31 May	
	2002	2003	2004	2004	2005
		(£'000)		(£'000) (unaudited)	
Operating profit before amortisation of goodwill					
United Kingdom	7,753	2,865	13,718	5,076	6,903
Europe and Rest of World	2,984	2,026	2,327	413	2,716
Subtotal	10,737	4,891	16,045	5,489	9,619
Interest					
United Kingdom	43	324	490	112	221
Rest of Europe	137	297	100	20	6
Loan stock interest	(2,495)	(1,995)	(1,995)	(997)	(997)
Amortisation of Goodwill	(41,590)	(41,590)	(31,517)	(19,419)	—
(Loss)/profit on ordinary activities before taxation	(33,168)	(38,073)	(16,877)	(14,795)	8,849

Notes to the Historical Financial Information (Continued)

Geographic analysis by origin

	Year ended 30 November			Six months ended 31 May	
	2002	2003	2004	2004	2005
		(£'000)		(£'000) (unaudited)	
Turnover					
United Kingdom	216,470	182,403	227,904	100,601	136,075
Europe	10,526	8,068	14,509	4,873	7,471
	226,996	190,471	242,413	105,474	143,546

	Year ended 30 November			Six months ended 31 May	
	2002	2003	2004	2004	2005
		(£'000)		(£'000) (unaudited)	
Gross Profit					
United Kingdom	63,518	50,929	66,493	29,256	40,348
Europe	6,784	7,807	9,404	3,466	5,611
	70,302	58,736	75,897	32,722	45,959

	Year ended 30 November			Six months ended 31 May	
	2002	2003	2004	2004	2005
		(£'000)		(£'000) (unaudited)	
Operating profit before amortisation of goodwill					
United Kingdom	10,082	4,138	15,469	6,141	9,251
Europe	655	753	576	(652)	368
Subtotal	10,737	4,891	16,045	5,489	9,619
Interest					
United Kingdom	43	324	490	112	221
Europe	137	297	100	20	6
Loan stock interest	(2,495)	(1,995)	(1,995)	(997)	(997)
Amortisation of goodwill	(41,590)	(41,590)	(31,517)	(19,419)	—
(Loss)/profit on ordinary activities before taxation	(33,168)	(38,073)	(16,877)	(14,795)	8,849

Notes to the Historical Financial Information (Continued)

	Year ended 30 November			Six months ended 31 May	
	2002	2003	2004	2004	2005
		(£'000)		(£'000) (unaudited)	
Net assets including goodwill					
Geographic analysis:					
United Kingdom	73,456	27,515	1,708	9,935	5,168
Europe	2,905	4,526	4,557	3,283	4,584
	76,361	32,041	6,265	13,218	9,752

	Year ended 30 November			Six months ended 31 May	
	2002	2003	2004	2004	2005
		(£'000)		(£'000) (unaudited)	
Net assets excluding goodwill					
Geographic analysis:					
United Kingdom	(2,291)	(4,002)	1,708	(2,163)	5,168
Europe	2,905	4,526	4,557	3,283	4,584
	614	524	6,265	1,120	9,752

The following analyses by Company, Recruitment Classification and by Sector (being the profession of candidate placed) have been included as additional disclosure over and above the requirements of SSAP25 "Segmental Reporting".

Company

	Year ended 30 November			Six months ended 31 May	
	2002	2003	2004	2004	2005
		(£'000)		(£'000) (unaudited)	
Turnover					
Computer Futures Solutions Limited	94,014	81,935	89,648	41,569	46,654
Huxley Associates Limited	28,937	28,706	44,073	17,695	28,581
Progressive Computer Recruitment Limited	61,144	44,111	53,124	22,462	30,797
Other	42,901	35,719	55,568	23,748	37,514
	226,996	190,471	242,413	105,474	143,546

	Year ended 30 November			Six months ended 31 May	
	2002	2003	2004	2004	2005
		(£'000)		(£'000) (unaudited)	
Gross Profit					
Computer Futures Solutions Limited	26,469	21,494	25,566	11,839	14,765
Huxley Associates Limited	11,268	10,839	16,812	6,716	10,595
Progressive Computer Recruitment Limited	19,400	14,090	15,988	6,784	9,212
Other	13,165	12,313	17,531	7,383	11,387
	70,302	58,736	75,897	32,722	45,959

Recruitment Classification

	Year ended 30 November			Six months ended 31 May	
	2002	2003	2004	2004	2005
		(£'000)		(£'000) (unaudited)	
Turnover					
Contract	197,302	166,807	209,380	92,117	123,417
Permanent	29,694	23,664	33,033	13,357	20,129
	226,996	190,471	242,413	105,474	143,546

	Year ended 30 November			Six months ended 31 May	
	2002	2003	2004	2004	2005
		(£'000)		(£'000) (unaudited)	
Gross Profit					
Contract	40,608	35,072	42,864	19,365	25,830
Permanent	29,694	23,664	33,033	13,357	20,129
	70,302	58,736	75,897	32,722	45,959

Sector

	Year ended 30 November			Six months ended 31 May	
	2002	2003	2004	2004	2005
		(£'000)		(£'000) (unaudited)	
Turnover					
Information and Communication Technology	225,773	187,288	227,407	100,192	133,599
Other[(1)]	1,223	3,183	15,006	5,282	9,947
	226,996	190,471	242,413	105,474	143,546

	Year ended 30 November			Six months ended 31 May	
	2002	2003	2004	2004	2005
		(£'000)		(£'000) (unaudited)	
Gross Profit					
Information and Communication Technology	69,079	56,054	67,550	29,737	40,386
Other[(1)]	1,223	2,682	8,347	2,985	5,573
	70,302	58,736	75,897	32,722	45,959

(1) Including banking and finance, accountancy, human resources and engineering sectors.

4 Operating (loss)/profit

	Year ended 30 November			Six months ended 31 May	
	2002	2003	2004	2004	2005
		(£'000)		(£'000) (unaudited)	
Operating losses are stated after charging/(crediting):					
Depreciation	1,953	1,428	1,311	233	553
Goodwill amortisation	41,590	41,590	31,517	19,419	—
Foreign exchange (gains)/losses	(635)	(521)	(83)	161	422
Negative goodwill arising on acquisition of minority interest in a subsidiary	—	—	(58)	(58)	—
Profit on deemed partial disposal of subsidiary[(1)]	—	—	(32)	—	—
Staff costs (note 5)[(2)]	40,116	36,573	42,817	19,240	25,388
Profit on sale of tangible fixed assets	(17)	2	(38)	(38)	—
Operating lease charges					
– motor vehicles	913	760	747	345	449
– land & buildings	4,085	3,776	3,417	1,762	1,838

(1) Profit on deemed partial disposal relates to shares issued by subsidiaries of the SThree Group and sold to third parties.

(2) Included within staff costs above are special management bonuses of £788,000 for the six months ended 31 May 2005 (31 May 2004: £788,000; 30 November 2004: £1,566,000; 30 November 2003: £914,000; 30 November 2002: £1,566,000).

Special management bonuses relate to amounts paid to those directors and senior group management in proportion to their interest in Zero Coupon Preference Shares (see Note 5). The bonuses were awarded to reward those directors and senior managers for services provided, recognising the fact that the Zero Coupon Preference Shares do not bear dividends. After flotation, the Zero Coupon Preference Shares will no longer exist and the special management bonuses will no longer be payable. The effect of these bonuses on operating profit is illustrated below.

Notes to the Historical Financial Information (Continued)

	Year ended 30 November			Six months ended 31 May	
	2002	2003	2004	2004	2005
		(£'000)		(£'000) (unaudited)	
Operating (loss)/profit as reported	(30,853)	(36,699)	(15,472)	(13,930)	9,619
Amortisation of goodwill	41,590	41,590	31,517	19,419	—
Special Management bonuses	1,566	914	1,566	788	788
Operating profit before amortisation of goodwill and special management bonuses	12,303	5,805	17,611	6,277	10,407

During the year the Group (including its overseas subsidiaries) obtained the following services from the Group's auditors at costs detailed below:

	Year ended 30 November			Six months ended 31 May	
	2002	2003	2004	2004	2005
		(£'000)		(£'000) (unaudited)	
Audit services	137	127	139	90	150
Audit-related services	—	—	—	—	40
Tax advisory services	178	218	163	—	54
IPO related services	—	—	—	—	100
Other non-audit services	48	20	35	15	—
	363	365	337	105	344

Audit services relate to the provision of statutory audit services for both UK and overseas companies including related taxation advice.

Audit related services relate to the provision of advice in respect of the Group's transition to International Financial Reporting Standards.

Tax advisory services relate to taxation advice provided which does not form part of the statutory audit.

IPO related services relate to assurance provided as part of the Group's preparation for its initial public offering.

Other non-audit services includes other services and advice provided to the Group not included above.

5 Directors and employees

Staff cost and numbers (including Directors)

	Year ended 30 November			6 months ended 31 May	
	2002	2003	2004	2004	2005
		(£'000)		(£'000) (unaudited)	
Wages and salaries	35,740	32,110	37,334	16,723	21,429
Social security costs	4,150	4,256	5,306	2,442	3,881
Other pension costs	226	207	177	75	78
	40,116	36,573	42,817	19,240	25,388

The average monthly number of employees during the period was:

	Year ended 30 November			Six months ended 31 May	
	2002	2003	2004	2004	2005
				(unaudited)	
Geographic analysis					
United Kingdom	814	660	678	633	850
Rest of World (mainly Europe)	150	120	127	115	170
	964	780	805	748	1,020

The directors who served the Group during the period ended 31 May 2005 were as follows:

Simon Arber
William Bottriell
Sir Anthony Cleaver
Russell Clements
Dominic Geer (alternate to Paul Goodson)
Paul Goodson
Colin Haylock (resigned 31 March 2005)
Brian McBride
The Baroness Noakes
Sunil Wickremeratne
Michael Nelson (appointed 1 April 2005)

The total salaries, fees and benefits to or receivable by each person who served as a director of the Group at any time during the year appear below. These include all payments for services as a director of the Group, its subsidiaries or otherwise in connection with the management of the Group's business.

Directors

	Year ended 30 November			Six months ended 31 May	
	2002	2003	2004	2004	2005
		(£'000)		*(£'000)* *(unaudited)*	
Aggregate emoluments	563	603	731	327	535
Company contributions made to a money purchase scheme	12	12	12	6	6
Company contributions to a personal pension plan	22	22	24	12	12

Notes to the Historical Financial Information (Continued)

Directors' detailed emoluments

	Year ended 30 November 2002			
	Salary and fees	Benefits	Annual bonus	Total
		(£'000)		
Simon Arber	25	13	15	53
William Bottriell	78	23	—	101
Sir Anthony Cleaver	60	—	—	60
Russell Clements	90	4	47	141
Colin Haylock	100	13	55	168
Brian McBride	20	—	—	20
The Baroness Noakes	20	—	—	20
	393	53	117	563

	Year ended 30 November 2003			
	Salary and fees	Benefits	Annual bonus	Total
		(£'000)		
Simon Arber	25	9	9	43
William Bottriell	80	17	42	139
Sir Anthony Cleaver	60	—	—	60
Russell Clements	90	1	62	153
Colin Haylock	100	13	55	168
Brian McBride	20	—	—	20
The Baroness Noakes	20	—	—	20
	395	40	168	603

	Year ended 30 November 2004			
	Salary and fees	Benefits	Annual bonus	Total
		(£'000)		
Simon Arber	25	9	15	49
William Bottriell	69	17	—	86
Sir Anthony Cleaver	60	—	—	60
Russell Clements	120	1	66	187
Colin Haylock	100	13	55	168
Brian McBride	23	—	—	23
The Baroness Noakes	23	—	—	23
Sunil Wickremeratne	80	1	54	135
	500	41	190	731

	Six months ended 31 May 2004 (unaudited)			
	Salary and fees	Benefits	Annual bonus	Total
		(£'000)		
Simon Arber	13	4	7	24
William Bottriell	34	8	—	42
Sir Anthony Cleaver	30	—	—	30
Russell Clements	60	—	33	93
Colin Haylock	50	6	27	83
Brian McBride	11	—	—	11
The Baroness Noakes	11	—	—	11
Sunil Wickremeratne	20	—	13	33
	229	18	80	327

	Six months ended 31 May 2005			
	Salary and fees	Benefits	Annual bonus	Total
		(£'000)		
Simon Arber	13	4	7	24
William Bottriell	20	8	—	28
Sir Anthony Cleaver	30	—	—	30
Russell Clements	75	1	40	116
Michael Nelson	32	—	100	132
Colin Haylock	34	4	18	56
Brian McBride	13	—	—	13
The Baroness Noakes	13	—	—	13
Sunil Wickremeratne	75	1	47	123
	305	18	212	535

Mr. Dominic Geer was an alternative director for Mr. Paul Goodson.

No emoluments are paid to Mr. Paul Goodson and Mr. Dominic Geer, but a fee of £16,000 is payable annually to Barclays Private Equity in respect of their qualifying services.

Mr. Colin Haylock resigned as a director on 31 March 2005. Following his resignation, Mr. Colin Haylock has been retained as a consultant and has received fees of £4,167 in this capacity.

Benefits in kind may include car allowances, medical and life insurance for each director identified.

Included in the disclosed bonus receivable by Mr. Michael Nelson during the six month period ended 31 May 2005 is a bonus of £85,000 payable to Mr. Nelson upon his appointment as a director.

Notes to the Historical Financial Information (Continued)

Pensions

The company does not have a defined benefit plan, but the Group pays contributions on behalf of the directors to personal defined contribution pension plans. The Group's contributions to personal pension plans on behalf of directors were as follows:

	Year ended 30 November			Six months ended 31 May	
	2002	**2003**	**2004**	**2004**	**2005**
		(£'000)		*(£'000)* *(unaudited)*	
William Bottriell	32	32	33	17	17
Russell Clements	1	1	1	—	—
Colin Haylock	1	1	1	—	—
Sunil Wickremeratne	—	—	1	1	1
	34	34	36	18	18

Interest in share options

Mr. Colin Haylock was granted 350,000 share options on 28 November 2000. The expiry date of these options was 27 November 2010 and the exercise price 1 pence. Mr. Haylock waived his rights to these options on 9 June 2004.

No directors held options over the Group's shares at 31 May 2005.

5 Directors and employees (Continued)

Interest in shares

The interests of the directors in the Company's ordinary shares of 1p each are as follows:

Ordinary

	Simon Arber	William Bottriell	Sir Anthony Cleaver	Russell Clements	Colin Haylock	Brian McBride	Michael Nelson (Appointed April 2005)	The Baroness Noakes	Sunil Wickremeratne (Appointed March 2004)
At 1 December 2001	10,026,542	9,611,100	—	1,807,592	—	—	—	—	—
Acquired	—	—	—	—	—	—	—	—	—
Disposed	—	—	—	—	—	—	—	—	—
At 30 November 2002	10,026,542	9,611,100	—	1,807,592	—	—	—	—	—
Acquired	—	—	—	—	—	—	—	—	—
Disposed	—	—	—	—	—	—	—	—	—
At 30 November 2003	10,026,542	9,611,100	—	1,807,592	—	—	—	—	—
Acquired	—	—	—	—	—	—	—	—	—
Disposed	—	—	—	—	—	—	—	—	—
At 31 May 2004 (unaudited)	10,026,542	9,611,100	—	1,807,592	—	—	—	—	3,248,573
Acquired	—	—	—	—	—	—	—	—	
Disposed	2,287,048	2,287,048	—	—	—	—	—	—	—
Redesignated[1]	—	—	152,446	—	1,041,989	3,567	—	3,567	—
At 30 November 2004	7,739,494	7,324,052	152,446	1,807,592	1,041,989	3,567	—	3,567	3,248,573
Acquired	—	—	—	—	—	8,933	125,000	8,933	—
Disposed	2,287,048	2,287,048	—	—	—	—	—	—	—
At 31 May 2005	5,452,446	5,037,004	152,446	1,807,592	1,041,989	12,500	125,000	12,500	3,248,573

(1) Refer to Note 17.

5 Directors and employees (Continued)

Interest in shares (Continued)

'A' Ordinary

	Sir Anthony Cleaver	Colin Haylock	Brian McBride	The Baroness Noakes
At 1 December 2001	152,446	691,989	—	—
Acquired	—	—	3,567	3,567
Disposed	—	—	—	—
At 30 November 2002	152,446	691,989	3,567	3,567
Acquired	—	—	—	—
Disposed	—	—	—	—
At 30 November 2003	152,446	691,989	3,567	3,567
Acquired	—	—	—	—
Disposed	—	—	—	—
At 31 May 2004 (unaudited)	152,446	691,989	3,567	3,567
Acquired	—	350,000	—	—
Disposed	—	—	—	—
Redesignated[1]	(152,446)	(1,041,989)	(3,567)	(3,567)
At 30 November 2004 and 31 May 2005	—	—	—	—

(1) Refer to Note 17.

Interest in shares (and debentures)

Preference

	Simon Arber	William Bottriell	Russell Clements	Sunil Wickremeratne (Appointed March 2004)
At 1 December 2001	50,818,562	50,818,562	7,979,963	—
Acquired	—	—	—	—
Disposed	—	—	—	—
At 30 November 2002	50,818,562	50,818,562	7,979,963	
Acquired	—	—	—	—
Disposed	—	—	—	—
At 30 November 2003	50,818,562	50,818,562	7,979,963	14,828,398
Acquired	—	—	—	—
Disposed	—	—	—	—
At 31 May 2004 (unaudited)	50,818,562	50,818,562	7,979,963	14,828,398
Acquired	—	—	—	—
Disposed	—	—	—	—
At 30 November 2004 and 31 May 2005	50,818,562	50,818,562	7,979,963	14,828,398

Notes to the Historical Financial Information (Continued)

5 Directors and employees (Continued)

Interest in shares (and debentures) (Continued)

Zero Coupon Preference

	Simon Arber	William Bottriell	Russell Clements	Sunil Wickremeratne (Appointed March 2004)
At 1 December 2001	10,673,047	10,673,047	1,039,919	—
Acquired	—	—	—	—
Disposed	—	—	—	—
At 30 November 2002	10,673,047	10,673,047	1,039,919	—
Acquired	—	—	—	—
Disposed	—	—	—	—
At 30 November 2003	10,673,047	10,673,047	1,039,919	—
Acquired	—	—	—	1,381,981
Disposed	—	—	—	—
At 31 May 2004 (unaudited)	10,673,047	10,673,047	1,039,919	1,381,981
Acquired	—	—	—	—
Disposed	—	—	—	—
At 30 November 2004 and 31 May 2005	10,673,047	10,673,047	1,039,919	1,381,981

Paul Goodson and Dominic Geer held 29,016 and 4,299 'B' Ordinary Shares, respectively, for all periods presented in the historical financial information.

6 Interest receivable

	Year ended 30 November			Six months ended 31 May	
	2002	2003	2004	2004	2005
		(£'000)		(£'000) (unaudited)	
Cash and bank deposits	632	633	611	138	229
	632	633	611	138	229

7 Interest payable

	Year ended 30 November			Six months ended 31 May	
	2002	2003	2004	2004	2005
		(£'000)		(£'000) (unaudited)	
Bank loans and overdrafts	2	12	21	6	2
Loan stock	2,495	1,995	1,995	997	997
Amortisation of debt issue costs	450	—	—	—	—
	2,947	2,007	2,016	1,003	999

8 Taxation on loss/profit activities

Analysis of tax charge for the year/period.

	Year ended 30 November			Six months ended 31 May	
	2002	2003	2004	2004	2005
		(£'000)		*(£'000)* *(unaudited)*	
Current tax:					
UK Corporation Tax at 30%	2,136	1,167	4,328	1,192	2,480
Adjustments in respect of previous periods	204	437	(190)	(196)	191
	2,340	1,604	4,138	996	2,671
Overseas tax	227	276	405	206	353
Adjustments in respect of previous periods	—	21	(117)	—	—
	227	297	288	206	353
Total current tax	2,567	1,901	4,426	1,202	3,024
Deferred tax:					
Origination and reversal of timing differences	237	(72)	95	111	79
Adjustments in respect of previous periods	—	(505)	123	122	—
Total deferred tax	237	(577)	218	233	79
Tax on loss/profit on ordinary activities	2,804	1,324	4,644	1,435	3,103

Notes to the Historical Financial Information (Continued)

(a) Factors affecting the current tax charge for the year

The current tax charge for the period is higher (31 May 2004: lower, 30 November 2004, 30 November 2003, 30 November 2002: higher) than the standard rate of corporation tax in the UK of 30 per cent. The differences are explained below:

	Year ended 30 November			Six months ended 31 May	
	2002	2003	2004	2004	2005
		(£'000)		(£'000) (unaudited)	
(Loss)/profit on ordinary activities before tax	(33,168)	(38,073)	(16,877)	(14,795)	8,849
Profit on ordinary activities before tax multiplied by standard rate of corporation tax in the UK of 30%	(9,950)	(11,422)	(5,063)	(4,439)	2,655
Effects of:					
Goodwill amortisation not deductible for tax purposes	12,477	12,477	9,455	5,826	—
Expenses not deductible for tax purposes	274	151	275	63	151
Capital allowances (less than)/in excess of depreciation and amortisation	(452)	52	(6)	(66)	(19)
Other timing differences	150	135	(107)	2	(10)
Higher/(lower) tax rates on overseas earnings	71	35	(14)	(3)	13
Tax losses (utilised)\not utilised within the year	(207)	15	193	15	43
Adjustments to tax in respect of prior period (UK)	204	437	(190)	(196)	191
Adjustments to tax in respect of prior period (Overseas)	—	21	(117)	—	—
Total current tax charge	2,567	1,901	4,426	1,202	3,024

(b) Deferred tax asset

	Year ended 30 November			Six months ended 31 May	
	2002	2003	2004	2004	2005
		(£'000)		(£'000) (unaudited)	
Deferred tax comprises:					
Accelerated capital allowances	270	825	730	678	619
Other timing differences	1,200	1,222	1,099	1,136	1,131
Deferred tax asset	1,470	2,047	1,829	1,814	1,750
The movement in the deferred tax asset can be analysed as follows:					
At 1 December/1 June	1,707	1,470	2,047	2,047	1,829
Amount (charged)/credited to the profit and loss account	(237)	577	(218)	(233)	(79)
At 30 November/31 May	1,470	2,047	1,829	1,814	1,750

9 Dividends

	Year ended 30 November			Six months ended 31 May	
	2002	2003	2004	2004	2005
		(£'000)		*(£'000)* *(unaudited)*	
Non-equity shares:					
Preference dividend payable of 5% on Preference and 'A' Preference shares[(1)]	4,525	2,643	4,525	2,263	2,263

(1) The preference dividend is payable subject to the Company achieving certain profit targets. In the year ended 30 November 2003, this target was not fully achieved, resulting in the payment of a reduced dividend.

10 Earnings per share

Basic earnings per share has been calculated by dividing earnings attributable to ordinary shareholders by the weighted average number of ordinary shares of the Company on Admission, excluding shares held by the EBT. In calculating the weighted average number of ordinary shares of the Company on Admission, the 'B' Ordinary Shares, the Preference Shares, the 'A' Preference Shares and the Zero Preference Shares are assumed to have converted to ordinary shares via the conversion mechanisms described in note 17, the shares to be issued are assumed to have been issued, and any share options which will be exercised on Admission are assumed to have been exercised. Earnings have been adjusted to add back the preference dividends payable.

For diluted earnings per share, the weighted average number of ordinary shares used in the basic earnings per share calculation has been adjusted to assume conversion of all remaining potentially dilutive ordinary shares. As at the date of this Prospectus, the only such class of potentially dilutive ordinary shares is the share options granted to certain employees that will not be exercised on Admission. Where the Company has accrued a loss per share, the inclusion of the potentially dilutive ordinary shares would have the effect of decreasing the loss per share. Since they are therefore anti-dilutive, they are not included in the calculation of diluted loss per share.

Notes to the Historical Financial Information (Continued)

Reconciliations of the earnings and weighted average number of shares used in the calculations are set out below.

	Year ended 30 November					
	2002			2003		
	Earnings	**Weighted average number of shares millions**	**Per-share amount pence**	**Earnings**	**Weighted average number of shares millions**	**Per-share amount pence**
	(£'000)			*(£'000)*		
Loss attributable to equity shareholders	(40,528)			(42,147)		
Add: preference dividends	4,525			2,643		
Basic loss per share	(36,003)	131.8	(27.32)	(39,504)	131.5	(30.04)
Effect of dilutive securities:						
Options		—			—	
Diluted loss per share	(36,003)	131.8	(27.32)	(39,504)	131.5	(30.04)
Supplementary earnings per share to exclude goodwill amortisation						
Basic loss per share	(36,003)			(39,504)		
Effect of goodwill amortisation	41,590			41,590		
Basic EPS excluding goodwill amortisation	5,587	131.8	4.24	2,086	131.5	1.59
Diluted loss per share	(36,003)			(39,504)		
Effect of goodwill amortisation	41,590			41,590		
Effect of dilutive securities:						
Options		7.3			7.6	
Diluted EPS excluding goodwill amortisation	5,587	139.1	4.02	2,086	139.1	1.50

	Year ended 30 November		
		2004	
	Earnings	Weighted average number of shares millions	Per-share amount pence
		(£'000)	
Loss attributable to equity shareholders	(25,839)		
Add: preference dividends	4,525		
Basic loss per share	(21,314)	127.9	(16.67)
Effect of dilutive securities:			
Options		—	
Diluted loss per share	(21,314)	127.9	(16.67)
Supplementary earnings per share to exclude goodwill amortisation			
Basic loss per share	(21,314)		
Effect of goodwill amortisation	31,517		
Basic EPS excluding goodwill amortisation	10,203	127.9	7.98
Diluted loss per share	(21,314)		
Effect of goodwill amortisation	31,517		
Effect of dilutive securities:			
Options		7.9	
Diluted EPS excluding goodwill amortisation	10,203	135.8	7.51

	Six Months ended 31 May					
	2004			2005		
	Earnings	Weighted average number of shares millions	Per-share amount pence	Earnings	Weighted average number of shares millions	Per-share amount pence
	(£'000)					
(Loss)/profit attributable to equity shareholders	(18,298)			3,425		
Add: preference dividends	2,263			2,263		
Basic (loss)/earnings per share	(16,035)	129.7	(12.37)	5,688	124.1	4.58
Effect of dilutive securities:						
Options		—			7.9	
Diluted (loss)/earnings per share	(16,035)	129.7	(12.37)	5,688	132.0	4.31
Supplementary earnings per share to exclude goodwill amortisation						
Basic EPS	(16,035)			5,688		
Effect of goodwill amortisation	19,419			—		
Basic EPS excluding goodwill amortisation	3,384	129.7	2.61	5,688	124.1	4.58
Diluted EPS	(16,035)			5,688		
Effect of goodwill amortisation	19,419			—		
Effect of dilutive securities:						
Options		7.3			7.9	
Diluted EPS excluding goodwill amortisation	3,384	137.0	2.47	5,688	132.0	4.31

11 Intangible fixed assets

	Goodwill
	(£'000)
Cost	
At 1 December 2001	208,895
Reduction in shares to be issued (Note 19)	(568)
At 30 November 2002	208,327
Reduction in shares to be issued (Note 19)	(2,640)
At 30 November 2003, 31 May 2004, 30 November 2004 and 31 May 2005	205,687
Amortisation	
At December 2001	90,990
Charge for year	41,590
At 30 November 2002	132,580
Charge for year	41,590
At 30 November 2003	174,170
Charge for period	19,419
At 31 May 2004 (unaudited)	193,589
Charge for period	12,098
At 30 November 2004	205,687
Charge for period	—
At 31 May 2005	205,687
Net book value	
At 30 November 2002	75,747
At 30 November 2003	31,517
At 31 May 2004 (unaudited)	12,098
At 30 November 2004	—
At 31 May 2005	—

12 Tangible fixed assets

	Computer equipment	Furniture, fittings and office equipment	Motor vehicles	Total
		(£'000)		
Cost				
At 1 December 2001	9,026	3,000	464	12,490
Additions	383	28	—	411
Disposals	—	—	(90)	(90)
At 30 November 2002	9,409	3,028	374	12,811
Additions	208	242	67	517
Disposals	—	—	(265)	(265)
Foreign Exchange	23	22	13	58
At 30 November 2003	9,640	3,292	189	13,121
Additions	126	26	113	265
Disposals	—	—	(113)	(113)
At 31 May 2004 (unaudited)	9,766	3,318	189	13,273
Additions	1,268	585	—	1,853
Disposals	—	—	(9)	(9)
At 30 November 2004	11,034	3,903	180	15,117
Additions	611	665	44	1,320
Foreign Exchange	(6)	(6)	—	(12)
At 31 May 2005	11,639	4,562	224	16,425

	Computer equipment	Furniture, fittings and office equipment	Motor vehicles	Total
		(£'000)		
Accumulated depreciation				
At 1 December 2001	7,313	1,321	376	9,010
Charge for period	1,086	824	43	1,953
Disposals			(82)	(82)
At 30 November 2002	8,399	2,145	337	10,881
Charge for period	842	529	57	1,428
Disposals	—	—	(250)	(250)
Foreign Exchange	21	12	3	36
At 30 November 2003	9,262	2,686	147	12,095
Charge for period	94	111	28	233
Disposals	—	—	(113)	(113)
At 31 May 2004 (unaudited)	9,356	2,797	62	12,215
Charge for period	594	455	29	1,078
Disposals	—	—	(9)	(9)
At 30 November 2004	9,950	3,252	82	13,284
Charge for period	397	138	18	553
Foreign exchange	5	4	—	9
At 31 May 2005	10,352	3,394	100	13,846
Net book value				
At 30 November 2002	1,010	883	37	1,930
At 30 November 2003	378	606	42	1,026
At 31 May 2004 (unaudited)	410	521	127	1,058
At 30 November 2004	1,084	651	98	1,833
At 31 May 2005	1,287	1,168	124	2,579

13 Debtors

	Year ended 30 November			Six months ended 31 May	
	2002	2003	2004	2004	2005
		(£'000)		(£'000) (unaudited)	
Trade debtors	24,945	28,514	42,268	30,468	44,093
Corporation tax	997	395	—	191	—
Other debtors	250	817	391	288	363
Prepayments and accrued income	12,847	12,673	16,848	14,942	21,672
Deferred tax	1,470	2,047	1,829	1,814	1,750
	40,509	44,446	61,336	47,703	67,878

Within deferred tax, amounts of £1,058,000 fall due for payment in more than one year in each period presented.

Prepayments and accrued income include £90,000 in respect of costs incurred in respect of flotation. These costs will be charged to the share premium account created on flotation.

14 Creditors: amounts falling due within one year

	Year ended 30 November			Six months ended 31 May	
	2002	2003	2004	2004	2005
		(£'000)		*(£'000)* *(unaudited)*	
Bank loans and overdrafts	40	1,248	—	—	—
Loan stock (note 15)	—	—	2,475	—	39,900
Trade creditors	1,258	703	1,130	2,008	3,496
Corporation tax	—	—	739	—	1,207
Creditors for taxation and social security	640	2,253	4,786	3,118	5,945
Other creditors	17,246	15,914	18,356	15,873	19,959
Accruals and deferred income	2,460	5,483	7,107	6,277	4,900
Dividends payable	4,525	2,643	4,525	2,263	2,263
	26,169	28,244	39,118	29,539	77,670

Overdrafts represent amounts due to a third party in respect of an invoice discounting facility which was secured on the Group's UK trade debtors by way of a fixed and floating charge. This arrangement ceased on 20 April 2004.

15 Creditors: amounts falling due after more than one year

	Year ended 30 November			Six months ended 31 May	
	2002	2003	2004	2004	2005
		(£'000)		*(£'000)* *(unaudited)*	
Loan stock	39,900	39,900	37,425	39,900	—

The loan stock referred to above relates to £39,900,000 Variable Rate Unsecured 'B' Loan Stock 2008. Interest is payable at a rate of five per cent. per annum. In the period to 31 May 2005, the loan stock was reclassified to creditors due within one year as it is redeemable upon flotation. The loan stock is also redeemable on sale, or as follows:

23 September 2005 – £2,475,000
24 September 2006 – £12,475,000
25 September 2007 – £12,475,000
26 September 2008 – £12,475,000

The maturity profile of the Group's bank and other borrowings (including invoice discounting until 20 April 2004), was as follows:

	Year ended 30 November			Six months ended 31 May	
	2002	2003	2004	2004	2005
		(£'000)		*(£'000)* *(unaudited)*	
Within one year, or on demand (Note 15)	40	1,248	2,475	—	39,900
Between one and two years	—	2,475	12,475	2,475	—
Between two and five years	27,425	37,425	24,950	37,425	—
Over five years	12,475	—	—	—	—
	39,940	41,148	39,900	39,900	39,900

16 Provisions for liabilities and charges

	Property	Other	Total
		(£'000)	
Balance at 1 December 2001	2,104	—	2,104
Charged to the profit and loss account	359	3,900	4,259
At 30 November 2002	2,463	3,900	6,363
Charged to the profit and loss account	408	—	408
At 30 November 2003	2,871	3,900	6,771
Released to the profit and loss account	(1,356)	—	(1,356)
Utilised	(85)	—	(85)
At 31 May 2004 (unaudited)	1,430	3,900	5,330
Charged to the profit and loss account	19	—	19
Utilised	(32)	—	(32)
At 30 November 2004	1,417	3,900	5,317
Released to the profit and loss account	(182)	—	(182)
Utilised	(105)	—	(105)
At 31 May 2005	1,130	3,900	5,030

Property:

Dilapidations – The Group is obliged to pay for dilapidations at the end of its tenancy of various properties. Provision has been made based on independent professional estimates of the likely costs based on current conditions and these have been spread over the remaining lease term. The liability will crystallise as follows:

	Year ended 30 November			Six months ended 31 May	
	2002	**2003**	**2004**	**2004**	**2005**
		(£'000)		*(£'000)* *(unaudited)*	
Within one year	28	155	126	26	266
One to two years	22	37	160	227	166
Two to five years	183	347	256	243	120
After five years	430	450	401	431	428
	663	989	943	927	980

Onerous Contracts – The Group has made provision for the onerous element of leases on vacant properties. This is based on the difference between income from sub-letting the vacant property and the Group's head lease obligations, and provisions have been made to the end of each lease. The leases expire in less than two years.

Other:

Other provisions principally comprise amounts in respect of contractual liabilities arising from indemnities given to the Group's clients in continental Europe arising in the normal course of business in respect of the employment status of contractors.

The timing of settlement is uncertain, but the directors expect that the provision will be utilised within the average statute of limitation period in the countries in which this exposure exists.

17 Share capital

Authorised	Year ended 30 November 2002 Number	2002 (£'000)	2003 Number	2003 (£'000)	2004 Number	2004 (£'000)
Equity						
Ordinary shares of 1p each......	28,389,759	284	28,389,759	284	36,789,126	368
'A' ordinary shares of 1p each	10,085,775	101	10,085,775	101	1,686,408	17
'B' ordinary shares of 1p each.	10,000,000	100	10,000,000	100	10,000,000	100
Non-equity						
Preference shares of 1p each	125,297,657	1,253	125,297,657	1,253	125,297,657	1,253
'A' preference shares of 1p each	14,153,724	141	14,153,724	141	14,153,724	141
Zero preference shares of 1p each	45,979,760	460	45,979,760	460	45,979,760	460
		2,339		2,339		2,339
Allotted, called up and fully paid						
Equity						
Ordinary shares of 1p each......	27,691,600	277	27,691,600	277	36,090,967	361
'A' ordinary shares of 1p each	8,049,367	80	8,049,367	80	—	—
'B' ordinary shares of 1p each.	10,000,000	100	10,000,000	100	10,000,000	100
Non-equity						
Preference shares of 1p each	125,297,657	1,253	125,297,657	1,253	125,297,657	1,253
'A' preference shares of 1p each	3,990,591	40	3,990,591	40	3,990,591	40
Zero preference shares of 1p each	45,979,760	460	45,979,760	460	45,979,760	460
		2,210		2,210		2,214

Authorised	Six months ended 31 May 2004 Number	2004 (£'000) (unaudited)	2005 Number	2005 (£'000)
Equity				
Ordinary shares of 1p each	28,389,759	284	38,475,534	385
'A' ordinary shares of 1p each	10,085,775	101	—	—
'B' ordinary shares of 1p each..............................	10,000,000	100	10,000,000	100
Non-equity				
Preference shares of 1p each	125,297,657	1,253	125,297,657	1,253
'A' preference shares of 1p each...........................	14,153,724	141	14,153,724	141
Zero preference shares of 1p each	45,979,760	460	45,979,760	460
		2,339		2,339
Allotted, called up and fully paid				
Equity				
Ordinary shares of 1p each	27,691,600	277	37,392,768	374
'A' ordinary shares of 1p each	8,049,367	80	—	—
'B' ordinary shares of 1p each..............................	10,000,000	100	10,000,000	100
Non-equity				
Preference shares of 1p each	125,297,657	1,253	125,297,657	1,253
'A' preference shares of 1p each...........................	3,990,591	40	3,990,591	40
Zero preference shares of 1p each	45,979,760	460	45,979,760	460
		2,210		2,227

Notes to the Historical Financial Information (Continued)

On 28 June 2004 the issued 'A' Ordinary Shares of 1p each were re-designated as Ordinary Shares at par value of 1p each. The Preference Shares, 'A' Preference Shares and Zero Preference Shares have a nominal value of 1 p but were issued at £1. The share premium of 99 p per share was extinguished via a capital reduction as explained in Note 20.

The principal rights of the different shares are set out below:

Rights to Income

Preference Shares and 'A' Preference Shares Fixed Dividend

(a) In respect of each financial year the Preference Shares and 'A' Preference Shares confer upon the holders the right to receive, in priority to any payment by way of dividend to the holders of any other shares in the capital of the Company (but subject to the payment of all dividends accrued and in arrears on the Preference Shares and 'A' Preference Shares in respect of any earlier financial year), a fixed cumulative preferential dividend on each Preference Share and each 'A' Preference Share at the rate of five per cent. per annum on their £1 issue price less the standard rate of corporation tax prevailing at the end of that financial year.

(b) Neither the Preference Shares nor the 'A' Preference Shares confers on the holders any further entitlement to any participation in the profits of the Company.

Zero Preference Shares

The Zero Preference Shares do not confer on the holders any entitlement to any participation in the profits of the Company.

Ordinary Shares, 'A' Ordinary Shares and 'B' Ordinary Shares

The issued 8,049,367 'A' Ordinary Shares of 1p each were re-designated as ordinary shares of 1p each on 28 June 2004.

After payment of all arrears and accruals of the dividends payable to the holders of the Preference Shares and 'A' Preference Shares in respect of a financial year and any earlier financial year, unless otherwise resolved by the Board, the Ordinary Shares, the 'A' Ordinary Shares and the 'B' Ordinary Shares rank equally for any further dividend declared by the Company in respect of that financial year, but provided that the highest dividend per share declared on the Ordinary Shares and the 'A' Ordinary Shares does not exceed the dividend per share declared on the 'B' Ordinary Shares without the prior consent or approval of the holders of the 'B' Ordinary Shares.

If the 'B' Loan Stock has not been redeemed on the due date(s) specified in note 15, no dividend shall be declared, made or paid on or in respect of any shares in the capital of the Company without the prior consent or approval of the holders of the 'B' Ordinary Shares.

Rights to Capital

In the event of a winding up of the Company or other return of capital, any debts which have become due in accordance with the income provisions detailed above shall only be paid in accordance with the provisions below. The assets of the Company available for distribution to holders remaining after payment of all other debts and liabilities of the Company (but, in relation to the 'B' Loan Stock, after payment of such proportion thereof as is determined in accordance with the terms of the 'B' Loan Stock and of the costs, charges and expenses of any such winding up) shall be applied in the following manner and order of priority:

(a) First, in paying to the holders of the Preference Shares and 'A' Preference Shares all unpaid arrears and accruals of any dividend;

(b) Secondly, in paying to the holders of the Preference Shares, the 'A' Preference Shares and the Zero Preference Shares the issue price of such shares;

(c) Thirdly, in paying to the holders of the Ordinary Shares, the 'A' Ordinary Shares and the 'B' Ordinary Shares, the issue price of such shares; and

(d) Lastly, in distributing the balance amongst the holders of the Ordinary Shares, the 'A' Ordinary Shares and the 'B' Ordinary Shares pari passu as if they were all shares of the same class.

Notes to the Historical Financial Information (Continued)

Voting Rights

Every person has one vote for every Ordinary Share and/or 'A' Ordinary Share and/or 'B' Ordinary Share of which he is the registered holder and which is fully paid up or credited as fully paid.

None of the Preference Shares, the 'A' Preference Shares nor the Zero Preference Shares confer or carry any rights to vote at a general meeting.

Conversion

The 'A' and 'B' Ordinary Shares shall convert into fully paid Ordinary Shares on or immediately prior to any listing or sale.

Immediately on conversion of the 'A' and 'B' Ordinary Shares, the Preference Shares, 'A' Preference Shares and Zero Preference Shares shall convert into such number of Ordinary shares as has an aggregate market value equal to the original issue price, being £1 per share.

Shares to be issued

(a) As part of the acquisition of Computer Futures Solutions Limited, Progressive Computer Recruitment Limited, Huxley Associates Limited, Pathway IT Resourcing Limited, Real I.T. Resourcing Limited and MG Resourcing Limited in the year ended 30 November 1999, further consideration will become payable in the form of shares in the Company.

Management update their estimate of consideration payable at each balance sheet date. The number of shares required to satisfy this obligation at each balance sheet date is considered to be:

	At 30 November					
	Number	**2002**	**Number**	**2003**	**Number**	**2004**
		(£'000)		*(£'000)*		*(£'000)*
'A' ordinary shares....	1,735,237	17	1,209,521	12	1,208,935	12
'A' preference shares.	8,658,091	8,658	6,023,258	6,023	6,022,538	6,023
		8,675		6,035		6,035

	At 31 May			
	Number	**2004**	**Number**	**2005**
		(£'000) *(unaudited)*		*(£'000)*
'A' ordinary shares	1,209,521	12	—	—
'A' preference shares...	6,023,258	6,023	6,032,538	6,033
		6,035		6,033

(b) Certain employees hold options to subscribe for ordinary shares in the company under the Executive Share Option Scheme approved by the Directors on 28 November 2000, 25 October 2002 and 28 May 2004. The number of shares subject to options, the period in which they were granted and the period in which they may be exercised are given below:

			30 November			31 May	
Year of grant	**Exercise price (pence)**	**Exercise Period**	**2002 numbers**	**2003 numbers**	**2004 numbers**	**2004 numbers (unaudited)**	**2005 numbers**
2000............	1p	2000-2010	537,000	537,000	181,000	181,000	166,000
2002............	1p	2002-2012	44,000	44,000	33,000	33,000	31,500
2004............	1p	2004-2014	—	—	4,000	4,000	4,000

Exercise of the options granted between 2000 and 2004 is contingent on the sale or flotation of the Group. Of these, 97,500 options are exercisable on flotation, 67,000 one year following flotation and 37,000 two years after flotation up to the end of the relevant exercise period as disclosed above.

None of the options granted in 2000, 2002 or 2004 had been exercised at 31 May 2005. On exercise, the options will be satisfied by the issue of new Ordinary Shares.

As at the dates on which these options were granted, the Directors assessed the intrinsic value of the share options as £Nil. In reaching this valuation, the Directors ascribed an enterprise valuation of approximately £215 million to the business; after assuming conversion of the preferred loan stock and repayment of the debt, only a minimal value attributable to the equity shareholders remained.

18 Reserves

	Share Premium Account	Profit and Loss Account
	(£'000)	
At 1 December 2001	172,590	(66,813)
Transfer to profit and loss account (see note 20)	(172,590)	172,590
Retained loss for the financial year	—	(40,528)
Foreign Exchange	—	80
At 30 November 2002	—	65,329
		(£'000)
At 1 December 2002	—	65,329
Retained loss for the financial year	—	(42,147)
Foreign Exchange	—	360
At 30 November 2003	—	23,542
		(£'000)
At 1 December 2003	—	23,542
Retained loss for the period	—	(18,298)
Foreign Exchange	—	(273)
At 31 May 2004 (unaudited)	—	4,971
		(£'000)
At 1 June 2004	—	4,971
Retained loss for the period	—	(7,541)
Foreign Exchange	—	556
At 30 November 2004	—	(2,014)
		(£'000)
At 1 December 2004	—	(2,014)
Retained profit for the period	—	3,425
Foreign Exchange	—	(81)
Issue of ordinary shares	74	—
At 31 May 2005	74	1,330

Employee Benefit Trust

Investments in own shares relate to shares held by the EBT and are held at £nil value in the Group balance sheet because the shares were gifted to the EBT and the Group did not incur any cost in their acquisition.

The shares held by the Trust are shown as a deduction from shareholders funds.

The Company's 'A' ordinary shares were re-designated ordinary shares in June 2004. The number of ordinary shares increased in the year to November 2004 following additional gifts to the EBT from certain directors of 4,574,096 ordinary shares.

The EBT held shares at each balance sheet date as follows:

Zero coupon preference shares	**Number**	**Nominal value**
		(£'000)
30 November 2002	20,489,497	205
30 November 2003	20,489,497	205
31 May 2004 (unaudited)	20,489,497	205
30 November 2004	20,489,497	205
31 May 2005	—	—
'A' Ordinary shares		
30 November 2002	4,106,111	41
30 November 2003	4,106,111	41
31 May 2004 (unaudited)	4,106,111	41
30 November 2004	—	—
31 May 2005	—	—
Ordinary shares		
30 November 2002	—	—
30 November 2003	—	—
31 May 2004 (unaudited)	—	—
30 November 2004	8,680,207	87
31 May 2005	9,723,053	97

Options over 4.0 million of the ordinary shares were granted by the Board to certain employees on 27 November 2000 at an exercise price of 1p. On 28 May 2004 and 3 December 2004 the Board granted options over 650,720 and 49,600 ordinary shares respectively at an exercise price of 1p. These options replace a number of options initially granted in November 2000, which had lapsed. Additionally, on 3 December 2004 the Board granted options over 5,250,000 ordinary shares to certain employees at an exercise price of 1p each. These options will be satisfied by the shares held by the EBT.

19 Reconciliation of movements in shareholders' funds

	Year ended 30 November			Six months ended 31 May	
	2002	2003	2004	2004	2005
		(£'000)		*(£'000)* *(unaudited)*	
(Loss)/profit after taxation	(35,972)	(39,397)	(21,521)	(16,230)	5,746
Minority Interests	(31)	(107)	207	195	(58)
Dividends	(4,525)	(2,643)	(4,525)	(2,263)	(2,263)
Retained (loss)/profit for the year/period	(40,528)	(42,147)	(25,839)	(18,298)	3,425
Exchange gains/(loss)	80	360	283	(273)	(81)
New share capital issued	—	—	4	—	85
Reduction in shares to be issued	(568)	(2,640)	—	—	—
Net (decrease)/increase in shareholders' funds	(41,016)	(44,427)	(25,552)	(18,571)	3,429
Opening shareholders' funds at the beginning of year/period	117,230	76,214	31,787	31,787	6,235
Closing shareholders' funds at the end of year/period	76,214	31,787	6,235	13,216	9,664

The non-equity shareholders' funds are split as shown below in accordance with the shareholdings of each class of non-equity share (including the share premium arising on issue).

	Year ended 30 November			Six months ended 31 May	
	2002	2003	2004	2004	2005
		(£'000)		*(£'000)* *(unaudited)*	
Non-equity shareholders' funds					
Preference shares	124,616	124,616	124,616	124,616	124,616
'A' Preference shares	3,978	3,978	3,978	3,978	3,978
Zero Preference shares	45,749	45,749	45,749	45,749	45,749
'A' Preference shares to be issued	8,658	6,023	6,023	6,023	6,033
	183,001	180,366	180,366	180,366	180,376

20 Capital reduction

On 1 November 2002, resolutions were passed reducing the share premium account by £172,590,000 to £Nil. This was confirmed by the High Court on 27 November 2002 and the amounts arising were used to eliminate the Group's deficit on its profit and loss account which existed at that time.

21 Commitments under operating leases

The Group had annual commitments under non-cancellable operating leases as set out below:

	Motor vehicles					Land and buildings				
	As at 30 November			As at 31 May		As at 30 November			As at 31 May	
	2002	2003	2004	2004	2005	2002	2003	2004	2004	2005
	(£'000)			(£'000) (unaudited)		(£'000)			(£'000) (unaudited)	
Operating leases which expire:										
Within one year......	—	—	64	37	125	—	—	228	208	264
One to two years....	581	273	228	371	52	139	274	463	561	1,082
Two to five years....	27	425	610	482	408	1,812	1,656	1,282	1,249	607
After five years.......	—	228	—	—	—	2,232	2,005	1,987	1,970	2,227
	608	926	902	890	585	4,183	3,935	3,960	3,988	4,180

22 Reconciliation of operating loss to net cash inflow from operating activities

	Year ended 30 November			Six months ended 31 May	
	2002	2003	2004	2004	2005
	(£'000)			(£'000) (unaudited)	
Operating (loss)/profit	(30,853)	(36,699)	(15,472)	(13,930)	9,619
Depreciation charge........................	1,953	1,428	1,311	233	553
Goodwill amortisation....................	41,590	41,590	31,517	19,419	—
Negative goodwill arising on acquisition of minority interest in a subsidiary	—	—	(58)	(58)	—
Profit from partial deemed disposal of subsidiary..............................	—	—	(32)	—	—
Profit on sale of tangible fixed assets	(17)	(2)	(38)	(38)	—
Decrease/(Increase) in debtors.........	27,627	(3,962)	(17,503)	(3,694)	(6,621)
Increase/(Decrease) in provisions....	4,259	408	(1,454)	(1,441)	(287)
(Decrease)/Increase in creditors.......	(15,174)	2,749	7,026	2,924	2,921
Net cash inflow from operating activities	29,385	5,512	5,297	3,415	6,185

Notes to the Historical Financial Information (Continued)

23 Reconciliation of net cash flow to movement in net debt

	Year ended 30 November			Six months ended 31 May	
	2002	2003	2004	2004	2005
		(£'000)		*(£'000)* *(unaudited)*	
Increase /(decrease) in cash in the year/period	5,514	(2,208)	(4,046)	(1,318)	(2,901)
Exchange differences and other non-cash changes	80	360	283	(273)	(60)
Loan stock repayment	10,000	—	—	—	—
Amortisation of debt issue cost	(450)	—	—	—	—
Decrease/(increase) in net debt	15,144	(1,848)	(3,763)	(1,591)	(2,961)
Opening net debt	(24,477)	(9,333)	(11,181)	(11,181)	(14,944)
Closing net debt	(9,333)	(11,181)	(14,944)	(12,772)	(17,905)

24 Analysis of net debt

	1 December 2001	Cash flow	Exchange	Other non-cash changes	30 November 2002
			(£'000)		
Cash in hand and at bank	42,466	(11,939)	69	11	30,607
Overdraft(1)	(17,493)	17,453	—	—	(40)
	24,973	5,514	69	11	30,567
Loan stock	(49,450)	10,000	—	(450)	(39,900)
Net debt	(24,477)	15,514	69	(439)	(9,333)

	1 December 2002	Cash flow	Exchange	Other non-cash changes	30 November 2003
			(£'000)		
Cash in hand and at bank	30,607	(1,000)	512	(152)	29,967
Overdraft(1)	(40)	(1,208)	—	—	(1,248)
	30,567	(2,208)	512	(152)	28,719
Loan stock	(39,900)	—	—	—	(39,900)
Net debt	(9,333)	(2,208)	512	(152)	(11,181)

	1 December 2003	Cash flow	Exchange	Other non-cash changes	31 May 2004
			(£'000)		
					(unaudited)
Cash in hand and at bank	29,967	(2,566)	(427)	154	27,128
Overdraft[1]	(1,248)	1,248	—	—	—
	28,719	(1,318)	(427)	154	27,128
Loan stock	(39,900)	—	—	—	(39,900)
Net debt	(11,181)	(1,318)	(427)	154	(12,772)

	1 December 2003	Cash flow	Exchange	Other non-cash changes	30 November 2004
			(£'000)		
Cash in hand and at bank	29,967	(5,294)	(22)	305	24,956
Overdraft[1]	(1,248)	1,248	—	—	—
	28,719	(4,046)	(22)	305	24,956
Loan stock	(39,900)	—	—	—	(39,900)
Net debt	(11,181)	(4,046)	(22)	305	(14,944)

	1 December 2004	Cash flow	Exchange	Other non-cash changes	31 May 2005
			(£'000)		
Cash in hand and at bank	24,956	(2,901)	(94)	34	21,995
	24,956	(2,901)	(94)	34	21,995
Loan stock	(39,900)	—	—	—	(39,900)
Net debt	(14,944)	(2,901)	(94)	34	(17,905)

(1) Overdrafts represent amounts due to a third party in respect of an invoice discounting facility which was secured over the Group's UK trade debtors by way of a fixed and floating charge. This arrangement ceased on 20 April 2004.

Other non-cash changes relate to exchange gains and losses on inter-company borrowings.

25 Capital commitments

At 31 May 2005, the Group had contracted capital commitments of £Nil (30 November 2004, 30 November 2003 and 30 November 2002: £Nil; 31 May 2004: £Nil).

26 Related party transactions

The directors hold material interests in the Company which are disclosed in Note 5.

The Company has taken advantage of the exemption provided by FRS 8 "Related Party Transactions" which permits the non-disclosure of transactions and balances with related parties that have been eliminated on consolidation.

An investor consortium, led by Barclays Private Capital, is deemed to be a related party as it has a total equity stake exceeding 20 per cent. of the Company.

The transactions and balances which are required to be disclosed in accordance with FRS 8 are as follows:

	Year ended 30 November			Six months ended 31 May	
	2002	2003	2004	2004	2005
		(£'000)		*(£'000)* *(unaudited)*	
Loan stock owed to investor consortium	39,900	39,900	39,900	39,900	39,900
Interest paid to investor consortium on loan stock	2,495	1,995	1,995	997	997
Fees payable for services of directors	16	16	16	8	8
Entertainment expenditure incurred at a restaurant in which a director has a material interest	10	—	21	—	—
*Mr. Colin Haylock subscription for ordinary shares	39	—	4	—	—
*Mr. Michael Nelson subscription for ordinary shares	—	—	—	—	75

* refer to Note 5.

Mr. Brian McBride and The Baroness Noakes each subscribed for 3,567 ordinary shares in the period ended 30 November 2004 and for 8,933 ordinary shares in the period ended 31 May 2005.

27 Financial Instruments

The Group's financial instruments comprise cash, variable rate unsecured loan stock, certain provisions for liabilities and charges and items such as trade debtors and trade creditors arising in the ordinary course of business. Until 20 April 2004, an invoice discounting facility secured over the Group's trade debtors was in place. It is the Group's policy that no trading in derivative financial instruments shall be undertaken.

The main risks arising from the Group's financial instruments are foreign currency risk, interest rate risk and liquidity risk.

(a) Foreign currency risk

The Group has a number of subsidiaries based in Europe. The revenues and expenses of these subsidiaries are denominated in Euros. The Group partially hedged its net investment in overseas subsidiaries using forward foreign exchange contracts until 30 April 2005. The Group's businesses generally raise invoices and incur expenses in their local currencies. As a result they do not have any significant currency exposures to third parties.

(b) Liquidity

The Group's policy is to ensure that it has adequate financial resources to enable it to finance its day-to-day operations, based on cash flow projections. The Group used an invoice discounting facility operated by a third party secured over the company's UK trade debtors by way of fixed and floating charge. This arrangement ceased on 20 April 2004.

(c) Interest rate risk

The Group finances its operations through a mixture of retained profit, fixed interest unsecured loan stock and, when required, bank overdrafts and invoice discounting facilities. As the majority of these items do not have a variable interest rate, the Group is not exposed to significant interest rate risk and consequently interest rate exposures are not hedged. The Group invests surplus cash in floating rate interest earning deposit accounts with UK and European banks.

Notes to the Historical Financial Information (Continued)

(d) Short term debtors and creditors

As permitted by FRS 13 "Financial Instruments", short-term debtors and creditors have been excluded from all the following disclosures, other than the currency risk disclosures.

Exposure that gave rise to net currency gains and losses in the profit and loss account are shown in section (h). These comprise monetary assets and liabilities of the Group that are not denominated in the functional currency of the operating unit involved.

(e) Interest rate risk of financial liabilities

The interest rate risk profile of the Group's financial liabilities at 30 November 2002, 2003, 2004 and 31 May 2004 and 2005, was:

	Total	Fixed rate financial liabilities	Financial liabilities on which no interest is paid
		(£'000)	
Overdraft	(40)	—	(40)
Financial liabilities	(39,900)	(39,900)	—
Preference shares	(1,753)	(1,293)	(460)
30 November 2002	(41,693)	(41,193)	(500)

	Total	Fixed rate financial liabilities	Financial liabilities on which no interest is paid
		(£'000)	
Overdraft	(1,248)	—	(1,248)
Financial liabilities	(39,900)	(39,900)	—
Preference shares	(1,753)	(1,293)	(460)
30 November 2003	(42,901)	(41,193)	(1,708)

	Total	Fixed rate financial liabilities	Financial liabilities on which no interest is paid
		(£'000)	
Financial liabilities	(39,900)	(39,900)	—
Preference shares	(1,753)	(1,293)	(460)
30 November 2004	(41,653)	(41,193)	(460)

	Total	Fixed rate financial liabilities	Financial liabilities on which no interest is paid
		(£'000)	
Financial liabilities	(39,900)	(39,900)	—
Preference shares	(1,753)	(1,293)	(460)
31 May 2004 (unaudited)	(41,653)	(41,193)	(460)

	Total	Fixed rate financial liabilities	Financial liabilities on which no interest is paid
		(£'000)	
Financial liabilities	(39,900)	(39,900)	—
Preference shares	(1,753)	(1,293)	(460)
31 May 2005	(41,653)	(41,193)	(460)

All the Group's creditors falling due within one year (other than bank and other borrowings) are excluded from the above tables either because they are short-term items or because they do not meet the definition of a financial liability under FRS 13, such as tax balances.

In addition to the above, the Group's onerous lease provisions of £0.2 million (31 May 2004: £0.5 million; 30 November 2004: £0.4 million; 30 November 2003: £1.9 million, 30 November 2002: £1.8 million) for vacant leasehold properties (note 16) meet the definition of financial liabilities. These liabilities are considered to be financial liabilities as they arise from contractual obligations. They are not interest bearing.

		Fixed rate financial liabilities	Financial liabilities on which no interest is paid
Currency	**Weighted average interest rate (%)**	**Weighted average period for which rate is fixed Years**	**Weighted average period until maturity Years**
30 November 2002			
Sterling			
– Financial liabilities	5.0	6.0	—
– Preference shares[1]	5.0	—	—

(1) The five per cent. preference share dividend is paid net of Corporation Tax. The Zero Coupon Preference Shares are non-redeemable.

Currency	Weighted average interest rate (%)	Fixed rate financial liabilities Weighted average period for which rate is fixed Years	Financial liabilities on which no interest is paid Weighted average period until maturity Years
30 November 2003			
Sterling			
– Financial liabilities	5.0	5.0	—
– Preference shares[1]	5.0	—	—
30 November 2004			
Sterling			
– Financial liabilities	5.0	4.0	—
– Preference shares[1]	5.0	—	—
31 May 2004 (unaudited)			
Sterling			
– Financial liabilities	5.0	4.0	—
– Preference shares[1]	5.0	—	—
31 May 2005			
Sterling			
– Financial liabilities	5.0	1.0	—
– Preference shares[1]	5.0	—	—

(1) The five per cent. preference share dividend is paid net of Corporation Tax. The Zero Coupon Preference Shares are non-redeemable.

(f) Currency exposure of financial assets

	Year ended 30 November					
	2002			2003		
Currency	Cash at bank and in hand	Short-term deposits	Total	Cash at bank and in hand	Short-term deposits	Total
		(£'000)			*(£'000)*	
Sterling	16,250	—	16,250	15,834	—	15,834
Euro	13,943	—	13,943	13,150	—	13,150
US dollars	62	—	62	59	—	59
Other currencies	352	—	352	924	—	924
At 30 November	30,607	—	30,607	29,967	—	29,967
Floating rate	30,607	—	30,607	29,967	—	29,967
At 30 November	30,607	—	30,607	29,967	—	29,967

Currency	2004 Cash at bank and in hand	2004 Short-term deposits	2004 Total
		(£'000)	
Sterling	16,663	—	16,663
US dollars	282	—	282
Euro	7,562	—	7,562
Other currencies	449	—	449
At 30 November	24,956	—	24,956
Floating rate	24,956	—	24,956
At 30 November	24,956	—	24,956

	Six months ended 31 May					
	2004 (unaudited)			2005		
Currency	Cash at bank and in hand	Short-term deposits	Total	Cash at bank and in hand	Short-term deposits	Total
		(£'000)			(£'000)	
Sterling	6,674	14,690	21,364	14,306	500	14,806
Euro	4,793	—	4,793	6,188	—	6,188
US dollars	55	—	55	107	493	600
Other currencies	916	—	916	401	—	401
At 31 May	12,438	14,690	27,128	21,002	993	21,995
Floating rate	12,438	—	12,438	21,002	—	21,002
Fixed rate	—	14,690	14,690	—	993	993
At 31 May	12,438	14,690	27,128	21,002	993	21,995

The fixed rate deposits in sterling and US dollars are all overnight deposits. The sterling and US dollars deposits earn interest at seven per cent. and five per cent. per annum respectively. Floating rate cash earns interest based on relevant national LIBID equivalents or government bond rates. Equity investments are not interest-bearing.

(g) Hedges

Until 30 April 2005, the Group's policy was to hedge an element of the risk arising from the re-translation of net investment in overseas subsidiaries using forward foreign exchange contracts. From 1 May 2005 onwards no net investment hedging has been carried out.

The Group had no off-balance sheet (unrecognised) or on-balance sheet (deferred) gains and losses in respect of financial instruments used as hedges at the beginning or end of any period presented in the consolidated financial information. Where such hedges were in place at the balance sheet date, there were no unrecognised or deferred gains or losses as the instruments were entered into on the balance sheet date.

All the gains and losses on the hedging instruments are expected to be matched by losses and gains on the hedged transactions or positions.

(h) Currency exposures

The tables below show the extent to which Group companies have monetary assets and liabilities in currencies other than their local currency. Foreign exchange differences on retranslation of these assets and liabilities are taken to the profit and loss accounts of the Group companies and the Group.

	Net foreign currency monetary assets				
	Sterling	Euro	US Dollar	Other Currencies	Total
			(£'000)		
Functional currency of group operation:					
Sterling	—	6,199	62	352	6,613
Euro	115	—	—	—	115
At 30 November 2002	115	6,199	62	352	6,728

	Net foreign currency monetary assets				
	Sterling	Euro	US Dollars	Other Currencies	Total
			(£'000)		
Functional currency of group operation:					
Sterling	—	316	59	924	1,299
Euro	235	—	—	—	235
At 30 November 2003	235	316	59	924	1,534

	Net foreign currency monetary assets				
	Sterling	Euro	US Dollars	Other Currencies	Total
			(£'000)		
Functional currency of group operation:					
Sterling	—	4,476	282	449	5,207
Euro	566	—	—	—	566
At 30 November 2004	566	4,476	282	449	5,773

	Net foreign currency monetary assets				
	Sterling	Euro	US Dollars	Other Currencies	Total
			(£'000)		
Functional currency of group operation:					
Sterling	—	2,817	55	916	3,788
Euro	1,074	—	—	—	1,074
At 31 May 2004 (unaudited)	1,074	2,817	55	916	4,862

	Net foreign currency monetary assets				
	Sterling	Euro	US Dollars	Other Currencies	Total
			(£'000)		
Functional currency of group operation:					
Sterling	—	3,653	600	401	4,654
Euro	593	—	—	—	593
At 31 May 2005	593	3,653	600	401	5,247

(i) Maturity of financial liabilities

The maturity profile of the carrying amount of the Group's financial liabilities, other than short-term trade creditors and accruals and the non-redeemable non-equity minority interests, at 30 November 2002, 2003 and 2004 and 31 May 2004 and 2005 was as follows:

	Year ended 30 November			Six months ended 31 May	
	2002	2003	2004	2004	2005
		(£'000)		(£'000) (unaudited)	
Within one year	40	1,248	2,475	—	39,900
Between one and two years	—	2,475	12,475	2,475	—
Between two and five years	27,425	37,425	24,950	37,425	—
Over five years	12,475	—	—	—	—
	39,940	41,148	39,900	39,900	39,900

Preference shares issued by the Group have no fixed redemption date but are convertible on flotation.

(j) Borrowing facilities

During 2002 and 2003 the Group had certain invoice discounting arrangements, which are secured by a charge over trade debtors and under which the Group bears all the risk associated with collecting the related trade debtors. Under such arrangement the Group may borrow up to a maximum of £25 million, being 80 per cent. of trade debts approved by the finance providers. Interest is payable at a rate one per cent. above UK based rates. As at 20 April 2004 these arrangements were suspended, as the Group had no borrowing requirements.

(k) Fair values of financial instruments and financial liabilities

The following table provides a comparison by category of the carrying amounts and the fair values of the Group's financial assets and financial liabilities at 30 November 2002, 2003, 2004 and 31 May 2004, 2005. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale and excludes accrued interest. Where available, market values have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting expected cash flows at prevailing interest rates and by applying year end exchange rates. Set out below the table is a summary of the methods and assumptions used for each category of financial instrument.

	30 November					
	2002 Book value	2002 Fair value.	2003 Book value	2003 Fair value	2004 Book value	2004 Fair value
	(£'000)					
Primary financial instruments held or issued to finance the Group's operations:						
Short-term borrowings	(40)	(40)	(1,248)	(1,248)	(2,475)	(2,475)
Long-term borrowings	(39,900)	(40,053)	(39,900)	(39,172)	(37,425)	(39,093)
Onerous lease provision	(1,800)	(1,800)	(1,982)	(1,982)	(474)	(474)
Preference shares	(1,753)	(131,758)	(1,753)	(116,215)	(1,753)	(110,621)
Cash at bank and in hand	30,607	30,607	29,967	29,967	24,956	24,956

	For the six months to 31 May			
	2004 Book value	2004 Fair value	2005 Book value	2005 Fair value
	(£'000)			
	(unaudited)	*(unaudited)*		
Primary financial instruments held or issued to finance the Group's operations:				
Short-term borrowings	—	—	(39,900)	(39,900)
Long-term borrowings	(39,900)	(38,986)	—	—
Onerous lease provision	(533)	(533)	(150)	(150)
Preference shares	(1,753)	(111,216)	(1,753)	(129,289)
Short-term deposits	14,690	14,690	993	993
Cash at bank and in hand	12,971	12,971	21,002	21,002

(l) Summary of methods and assumptions

Currency swaps and forward foreign currency contracts	Fair value is based on market price of comparable instruments at the balance sheet date.
Short-term deposits and borrowings	The fair value of short-term deposits, loans and overdrafts approximates to the carrying amount because of the short maturity of these instruments.
Long-term borrowings and preference shares	The fair value is based on the net present value of the anticipated future cashflows associated with these instruments.

Notes to the Historical Financial Information (Continued)

28 List of subsidiary undertakings

All shares in group companies are wholly owned, directly or indirectly, by SThree except where indicated.

	Shareholding	Country of Incorporation	Principal Activity
S Three Management Services Limited	100%	UK	Management Service Company
Computer Futures Solutions Limited	100%	UK	ICT Recruitment
Progressive Computer Recruitment Limited	100%	UK	ICT Recruitment
Pathway Resourcing Limited	100%	UK	ICT Recruitment
Real I.T. Resourcing Limited	100%	UK	ICT Recruitment
MG Resourcing Limited	100%	UK	ICT Recruitment
Huxley Associates Limited	100%	UK	ICT Recruitment
Staff Search Group Limited	*80%	UK	ICT & Human Resource Recruitment
Strategic Resource Group Limited	100%	UK	ICT Recruitment
Madison Black Limited	*80%	UK	ICT Recruitment
I R Solutions Limited	100%	UK	ICT Recruitment
Jobboard Enterprises Limited	*80%	UK	ICT Recruitment
Orgtel Limited	*80%	UK	ICT Recruitment
Progressive Computer Recruitment Europe Limited	100%	UK	ICT Recruitment
Huxley Associates International Limited	100%	UK	ICT Recruitment
Computer Futures Solutions Deutschland Limited	100%	UK	ICT Recruitment
Computer Futures Solutions France Limited	100%	UK	ICT Recruitment
Computer Futures Solutions B.V.	100%	Holland	ICT Recruitment
Computer Futures Solutions (BE) Limited	100%	UK	ICT Recruitment
Computer Futures Solutions Belgium Limited	100%	UK	ICT Recruitment
Computer Futures Solutions SAS	100%	France	ICT Recruitment
Computer Futures Solutions Limited	100%	Ireland	ICT Recruitment
Computer Futures Solutions GmbH	100%	Germany	ICT Recruitment
Computer Futures Solutions NV	99.6%**	Belgium	ICT Recruitment
Computer Futures Solutions International NV	99.6%**	Belgium	ICT Recruitment
Computer Futures Solutions Nederland Limited	100%	UK	ICT Recruitment
Solutions in Staffing & Software B.V.	100%	Holland	ICT Recruitment
Huxley Associates B.V.	100%	Holland	ICT Recruitment
Progressive GmbH	100%	Germany	ICT Recruitment
Tactical Resource Limited	100%	UK	ICT Recruitment
J P Gray Limited (formerly Mercer Gray Limited)	80%	UK	Finance Recruitment
Huxley Associates Banking & Finance Limited	100%	UK	Banking & Finance Recruitment
Banking People Limited	100%	UK	Banking & Finance Recruitment
Progressive Computer Recruitment International Limited	100%	UK	ICT Recruitment

* The shareholding of the minority interest is 20 per cent. The entitlement to distributable reserves attributable to the minority interest is 10 per cent.

** Due to local law requirements, one share is held by William Bottriell in this subsidiary.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

The Directors
SThree plc
41-44 Great Windmill Street
London
W1D 7NB

UBS Limited
1 Finsbury Avenue
London
EC2M 2PP

11 November 2005

Dear Sirs

SThree plc ("the Company")

We report on the pro forma financial information set out in Part XII of the Company's prospectus dated 11 November 2005. The pro forma financial information has been prepared, for illustrative purposes only, to provide information about how the Global Offer might have affected the net assets of the Company as at 31 May 2005.

Responsibilities

It is the responsibility solely of the directors of the Company to prepare the pro forma financial information in accordance with item 20.2 of Annex I and Annex II of Appendix 3 to the Prospectus Rules of the Financial Services Authority.

It is our responsibility to form an opinion, as required by paragraph 7 of Annex II of the Prospectus Rules of the Financial Services Authority on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the directors of the Company.

Opinion

In our opinion:

1. the pro forma financial information has been properly compiled on the basis stated; and

2. that basis is consistent with the accounting policies of the Company.

Declaration

For the purposes of item 5.5.3R(2)(f) of the Prospectus Rules we are responsible for this report as part of the prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the prospectus in compliance with item 1.2 of Annex I and III of Appendix 3 of the Prospectus Rules.

Yours faithfully

PricewaterhouseCoopers LLP

The unaudited pro forma financial information set out below has been prepared to illustrate the impact of the Global Offer on the consolidated net assets of SThree plc. The pro forma financial information is based on the consolidated net assets of SThree plc as at 31 May 2005 and has been prepared on the basis that the Global Offer took place on 31 May 2005.

This information is prepared for illustrative purposes only and because of its nature, addresses a hypothetical situation. It does not, therefore, represent SThree plc's actual financial position or results.

Unaudited Pro Forma Statement of Consolidated Financial Information

		Adjustments			
	As at 31 May 2005[1]	Draw Down Under New Credit Facility[2]	Debt Repayment[3]	Issue / Conversion of Shares[4]	Pro-forma Total
			(£'000)		
Fixed assets					
Tangible assets	2,579	—	—	—	2,579
	2,579	—	—	—	2,579
Current assets					
Debtors	67,878	—	—	(90)	67,788
Cash at bank and in hand	21,995	17,905	(39,900)	12	12
	89,873	17,905	(39,900)	(78)	67,800
Creditors: amounts falling due within one year					
Loan stock	(39,900)	—	39,900	—	—
Trade creditors	(3,496)	—	—	—	(3,496)
Corporation tax	(1,207)	—	—	—	(1,207)
Accruals and deferred income	(4,900)	—	—	—	(4,900)
Other creditors	(28,167)	(17,905)	—	(3,660)	(49,732)
	(77,670)	(17,905)	39,900	(3,660)	59,335
Net current assets	12,203	—	—	(3,738)	8,465
Total assets less current liabilities	14,782	—	—	(3,738)	11,044
Creditors: amounts falling due after more than one year					
Provisions for liabilities and charges	(5,030)	—	—	—	(5,030)
Net assets	9,752	—	—	(3,738)	6,014

Notes:

1. The financial information has been extracted, without material adjustments, from the UK GAAP Historical Financial Information as set out in Part XI of this Prospectus.
2. Drawdown under new credit facility:

	Pro-forma Impact		
	Cash	Current liabilities	Net assets
		(£'000)	
Gross proceeds	17,933	(17,933)	—
Arrangement fees	(28)	28	—
	17,905	(17,905)	—

3. Debt repayment:

	Pro-forma Impact		
	Cash	Current Liabilities	Net assets
		(£'000)	
Variable Rate Unsecured 'B' Loan Stock 2008	(39,900)	39,900	—

As of 23 September 2005, the Company repaid £2,475,000 of the Variable Rate Unsecured 'B' Loan Stock. As a result, when the Global Offer takes place, £37,425,000 of the Variable Rate Unsecured 'B' Loan Stock will fall due and £37,425,000 will be drawn down under the Company's credit facility, entered into on 2 November 2005, to fund this repayment.

4. Issue/Conversion of Shares:

	As at 31 May 2005	Issue/ Conversion	Pro-forma Total
		(£'000)	
Ordinary share capital	374	1,006	1,380
Share premium	74	2,253	2,327
Capital reserve	—	878	878
'B' ordinary share capital	100	(100)	—
Preference share capital	1,253	(1,253)	—
'A' preference share capital	40	(40)	—
Zero-coupon preference share capital	460	(460)	—
'A' preference share capital to be issued	6,033	(6,033)	—
Profit and loss reserve	1,330	11	1,341
Equity minority interests	88	—	88

The issue and conversion is based on the Offer Price of 200p. SThree expects to incur costs of £3,750,000 in connection with the Global Offer which will be charged against share premium. Issue costs of £90,000 have been incurred and deferred within debtors as at 31 May 2005.

The pro forma financial information takes no account of corporation tax credits that may arise as a result of the exercise of employee share options, the award of ordinary shares to employees and on the allotment of ordinary shares to certain employees as part of the consideration payable in connection with the formation of the Group in 1999. The recognition of these credits will be subject to the availability of taxable profits in the relevant periods, together with a number of other assumptions which are discussed in more detail in Part VIII – "Operating and Financial Review – Current Trading and Prospects – Certain Corporation Tax Deductions".

Impact on Earnings

If the Global Offer had taken place on 31 May 2005, the Company's consolidated profit and loss account would also have been impacted. Interest would no longer be payable on the Variable Rate Unsecured 'B' Loan Stock, but, instead, interest would be payable on the debt drawn under the Company's credit facility as outlined in note 2 above. The interest payable on the Variable Rate Unsecured 'B' Loan Stock for the year ended 30 November 2004 was £1,995,000. The Company's credit facility will bear interest at floating rates set by reference to LIBOR. Following their conversion into Ordinary Shares, no further preference dividends will be payable on the Preference Shares and the 'A' Preference Shares.

Part XIII

IFRS Financial Information

The unaudited financial information included in this Part XIII is presented on a voluntary basis and is unaudited. The purpose of this section is to provide information on the expected impact of IFRS. SThree has prepared this financial information using current best estimates and it may be affected by business or other changes or by changes to IFRS or the interpretation thereof. As such, this financial information should be treated with appropriate caution.

Restatement of Financial Information for the Six Months Ended 31 May 2005 Under International Financial Reporting Standards

	As reported under UK GAAP	Restated under IFRS
	(£'000)	
Turnover	143,546	143,546
Cost of sales	(97,587)	(97,587)
Gross profit	45,959	45,959
Operating expenses	(36,340)	(36,244)
Operating profit	9,619	9,715
Interest receivable	229	229
Interest payable	(999)	(999)
Profit before taxation	8,849	8,945
Taxation	(3,103)	(3,100)
Profit for the period	5,746	5,845
Attributable to:		
Shareholders' equity[(1)]	5,688	5,787
Minority interest	58	58
	5,746	5,845

Note:

(1) Profit attributable to shareholders' equity includes £2,263,000 in respect of dividends payable to non-equity shareholders.

Introduction

As a consequence of the adoption by the European Union ("EU") of International Financial Reporting Standards ("IFRS"), SThree, in common with all companies quoted on the London Stock Exchange or other European exchanges, is required to prepare its consolidated financial statements under IFRS for all periods commencing on or after 1 January 2005. This means that SThree will need to prepare its consolidated financial statements for the year ended 30 November 2006 in accordance with IFRS. SThree's consolidated financial statements for the year ended 30 November 2005 will continue to be prepared under UK GAAP.

The financial information presented is as follows:

- Accounting policies under IFRS (pages 155 to 158)
- Consolidated financial statements under IFRS, including an income statement for the six month period ended 31 May 2005 (page 159), a statement of recognised income and expense for the six month period ended 31 May 2005 (page 159), a cash flow statement for the six month period ended 31 May 2005 (page 161) and a balance sheet as at 31 May 2005 (page 160)
- Reconciliation of equity as at the transition date of 1 December 2004 from UK GAAP to IFRS (page 162)

- Reconciliation of profit for the six months ended 31 May 2005 from UK GAAP to IFRS (page 163)
- Reconciliation of equity as at 31 May 2005 from UK GAAP to IFRS (page 164)

Basis of preparation

The financial information presented in this section has been prepared in accordance with all IFRS that had been published by 31 May 2005 and adopted by the EU and which are applicable to accounting periods beginning on or after 1 December 2005. The detailed application of these IFRS is set out in the accounting policies beginning on page 156.

Further standards and interpretations may be issued that will be applicable for financial years beginning on or after 1 December 2005 or that are applicable to later accounting periods but which may be adopted early. SThree's first IFRS financial statements may, therefore, be prepared in accordance with some different accounting policies from the financial information presented here.

Additionally, IFRS is currently being applied in the United Kingdom and in a large number of other countries simultaneously for the first time. Due to a number of new and revised standards included within the body of standards that comprise IFRS, there is not yet a significant body of established practice on which to draw in forming opinions regarding interpretations and application. Accordingly, practice is continuing to evolve. At this preliminary stage, therefore, the full financial effect of reporting under IFRS as it will be applied and reported on in the Group's first IFRS financial statements cannot be determined with certainty and may be subject to change.

IFRS 1, the standard setting out how to adopt IFRS for the first time, mandates that most IFRS are to be applied fully retrospectively. This means that the transition balance sheet as at 1 December 2004 ("the transition date") needs to be restated assuming that the IFRS accounting policies had always been applied. There are certain limited exemptions from this requirement, and certain limited exceptions from applying aspects of IFRS in restating the transition balance sheet as at 1 December 2004 and the profit and loss account for the six months ended 31 May 2005. These are explained below.

IFRS transitional arrangements

The IASB issued IFRS 1 "First-time adoption of International Financial Reporting Standards" to establish requirements for the first-time adoption of IFRS. In general a company is required to select accounting policies that comply with IFRS and to apply those accounting policies retrospectively to all of the periods presented in the first IFRS financial statements. The opening IFRS balance sheet is to be prepared at the date of transition to IFRS based upon the selected accounting policies under IFRS. The transition date is the beginning of the earliest period for which full comparative information is presented under IFRS. SThree's transition date is 1 December 2004.

IFRS 1 allows a number of exemptions to be taken in preparing the opening balance sheet as at 1 December 2004 and in preparing the comparative financial information for the six months ended 31 May 2005. SThree has elected to take the following key exemptions as permitted under IFRS 1:

Business combinations

IFRS 1 allows a first-time adopter not to apply IFRS 3 "Business Combinations" to past acquisitions and group restructurings and allows the closing net book value of goodwill under UK GAAP to be the deemed cost under IFRS at the transition date. IFRS 1 also provides that acquisitions occurring before the transition date do not need to be revisited in order to re-measure or assign values to certain intangible assets and contingent liabilities acquired as part of those acquisitions.

Cumulative translation differences

IAS 21 "The effects of changes in foreign exchange rates" requires companies to record and accumulate translation differences arising on the translation and consolidation of results of foreign operations and balance sheets denominated in foreign currencies. Cumulative translation differences are maintained as a separate element of equity. On disposal of a foreign operation, IAS 21 requires the transfer to the income statement of the cumulative translation differences relating to the business disposed as part of the gain or loss on disposal.

IFRS 1 allows that all cumulative translation differences are deemed to be zero at the transition date and SThree has taken advantage of this exemption. Subsequent disposals will include only translation differences arising on the translation and consolidation of foreign operations after that date.

Derivative and other financial instruments

IAS 32 "Financial instruments: Disclosures and presentation" and IAS 39 "Financial instruments: Recognition and measurement" introduce significant changes to accounting for derivatives and other financial instruments.

IFRS 1 allows that, for the year ended 30 November 2005, derivatives and other financial instruments can continue to be accounted for and presented in accordance with UK GAAP. SThree is taking advantage of this exemption and therefore the IFRS financial information presented in this section includes derivatives and other financial instruments accounted for in accordance with UK GAAP. When SThree presents its first consolidated financial statements in accordance with IFRS for the year ending 30 November 2006, the balance sheet as at 1 December 2005 will be adjusted to reflect the movements from the UK GAAP carrying values to the IAS 39 carrying values.

Principal impact of IFRS

The key differences between UK GAAP and IFRS that will impact SThree are set out below:

Software development costs

Under UK GAAP, the costs of developing software were written off to the profit and loss account in the year in which they were incurred.

Under IFRS, IAS 38 "Intangible assets", the company is required to capitalise the cost of software development where certain recognition criteria are met, including technical feasibility and probable future economic benefit. The capitalised cost is then amortised over the expected future life of the developed software.

As a result of this change in accounting policy, SThree's net assets under IFRS have increased by £67,000 as at 1 December 2004 and £57,000 as at 31 May 2005, before the impact of deferred tax. Operating profit for the six month period ended 31 May 2005 has decreased by £10,000, represented by capitalisation of £7,000 of costs previously written off under UK GAAP, offset by £17,000 of amortisation of amounts capitalised.

Foreign exchange on inter-company loans

Under UK GAAP, foreign exchange differences arising on inter-company financing loans were recognised directly within reserves, where those loans were deemed to be permanent in nature. A number of these loans are between one subsidiary of SThree and another subsidiary, rather than from the parent to a subsidiary.

Under IFRS, the current version of IAS 21 "The effects of changes in foreign exchange rates" does not allow foreign exchange differences arising on loans between fellow subsidiaries to be dealt with in reserves. Any such differences must be recognised within the profit and loss account.

As a result of the application of IAS 21, SThree's reported profit for the six months ended 31 May 2005 has increased by £106,000 following the reclassification of a foreign exchange credit from reserves into the IFRS income statement.

SThree notes that the IASB has announced its intention to revise IAS 21 in order to allow foreign exchange differences arising on loans between fellow subsidiaries to be dealt with in reserves. If this change is made, no such charge or credit will impact the consolidated income statement in the future.

Share-based payments

SThree operates a number of share-based incentive schemes (both awards of options and awards of shares) that fall into the scope of IFRS 2 "Share-based payment". Under UK GAAP, SThree recognises a charge based on the intrinsic value of any such award at the date of issue, where the intrinsic value is defined as being the difference between the fair value of an SThree equity share at the date of issue of the award, and any exercise price payable in respect of the award. In the past, the calculation of intrinsic value has led to a minimal charge being recognised in the profit and loss account.

Under IFRS, IFRS 2 "Share-based payment" requires that a charge be recognised in respect of all share-based payments based on the fair value of the options or shares at the date of grant, where that fair value is calculated using an appropriate pricing model; the charge is recognised over the vesting period of the award.

The application of IFRS 2 has not resulted in any material adjustment to SThree's reported profits for the six months ended 31 May 2005 as SThree have concluded that the fair value of SThree share

awards at the date of their issue was not significant. If further share options are issued in the future then the charge in respect of any such share options could be significant. As indicated below, the recognition of deferred tax in respect of share-based payments has a significant impact on equity as at 31 May 2005.

Deferred tax

Under UK GAAP, deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more tax.

Under IFRS, IAS 12 "Income taxes" requires that deferred tax be recognised on all taxable temporary differences between the tax base and the accounting base of balance sheet items included in the balance sheet of SThree, except to the extent that such temporary differences arise on initial recognition of an asset or liability. This means that deferred tax is recognised on certain temporary differences that would not have given rise to deferred tax under UK GAAP. The most significant differences between UK GAAP and IFRS in respect of deferred tax relate to the following:

- under IFRS deferred tax is provided on the temporary difference arising between the tax base of any share-based payments and the accounting base of those share-based payments. This gives rise to an additional deferred tax asset of £8,641,000 as at 31 May 2005. No deferred tax asset is recognised as at 1 December 2004 as at that point there was insufficient certainty over the value of any future tax deduction to justify recognition of an asset.
- under IFRS deferred tax is provided on temporary differences arising on investments in subsidiaries and associates (principally in respect of unremitted earnings), except where SThree can control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. SThree has decided that its subsidiaries will not distribute any dividends for the near foreseeable future, and therefore no deferred tax liability is required.

In addition to these adjustments, the carrying values of deferred tax assets and liabilities in the balance sheet have been adjusted to reflect the restatement of assets and liabilities arising from the adoption of IFRS.

Amortisation of goodwill

Under UK GAAP, goodwill on businesses acquired after 1 August 1998 is capitalised and amortised on a straight-line basis over its useful economic life, up to a maximum of 20 years. An impairment charge was recorded in respect of that goodwill where events indicated that a review of the goodwill's carrying value was necessary.

Under IFRS goodwill is no longer amortised, but is instead subject to annual impairment review.

As at 1 December 2004, SThree's goodwill balance under UK GAAP was fully amortised, and therefore the cessation of goodwill amortisation under IFRS has no impact on the reported results. However, the change in treatment would impact the accounting for goodwill arising on any acquisitions made in the future.

Accounting policies under IFRS

Following the implementation of IFRS, SThree's accounting policies from 1 December 2005 will be as follows:

Basis of preparation

The financial information presented in this section has been prepared in accordance with all IFRS that had been published by 31 May 2005 and adopted by the EU and which are applicable to accounting periods beginning on or after 1 December 2005.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

Consolidation

The consolidated financial statements incorporate the financial statements of SThree and of its subsidiaries. Subsidiaries are all entities over which SThree has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to SThree; they are de-consolidated from the date that control ceases.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Foreign currencies – functional and presentation currencies

Items included in the financial statements of each of SThree's subsidiaries are measured using the currency of the primary economic environment in which that subsidiary operates (its "functional currency"). The consolidated financial statements of SThree are presented in sterling which is SThree's functional and presentation currency.

Foreign currencies – transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Foreign currencies – subsidiary companies

The results and financial position of all of SThree's subsidiaries (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from SThree's presentation currency are translated into the presentation currency as follows:

- Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- Income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- All resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Revenue

Turnover represents sales to third parties for services provided during the period, excluding value added tax and other sales taxes outside the United Kingdom.

Contract revenue for the supply of professional services is recognised based on the number of hours worked by a contractor.

Revenue for permanent placements is recognised when employment candidates commence employment.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is included in intangible assets and is tested annually for impairment. Any impairment is recognised immediately in the income statement and is not subsequently reversed.

On disposal of a subsidiary the attributable goodwill is included in the determination of the gain or loss on disposal.

Computer software

Acquired computer software licenses are capitalised on the basis of the costs incurred to acquire and bring into use the specific software. These costs are amortised over their estimated useful lives.

Costs associated with maintaining computer software programmes are recognised as an expense when incurred. Costs that are directly associated with the production of identifiable and unique software products, controlled by SThree and that will probably generate economic benefits over a period of more than one year, are recognised as intangible assets. Costs capitalised include the costs of employees responsible for developing the software and an appropriate proportion of relevant overheads.

Computer software intangible assets are amortised over their expected useful lives (not exceeding three years).

Property, plant and equipment

Property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation is calculated using the straight line method to allocate the depreciable value of property, plant and equipment to the income statement over their useful economic lives as follows:

Computer equipment	$33^1/_3$%
Furniture, fittings and equipment	20%
Motor vehicles	$33^1/_3$%

Assets' residual values and useful lives are reviewed and adjusted, if appropriate, at each balance sheet date.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to SThree and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing proceeds with carrying amounts. These are included in the income statement.

Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that SThree will not be able to collect all amounts due according to the original term of the receivables. The amount of the provision is recognised in the income statement.

Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

Impairment of assets

Assets that have an indefinite life are not subject to amortisation and are tested annually for impairment.

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

Assets leased under an operating lease

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases net of any incentives received from the lessor are charged to the profit and loss account on a straight line basis over the lease periods.

Provisions, contingent liabilities and contingent assets

Provisions for dilapidations, onerous leases and other contractual liabilities are recognised when SThree has a legal or constructive obligation as a result of past events, it is more likely than not that

an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligation as a whole. A provision may be recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Deferred tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Employee benefits

- Pension obligations – SThree pays contributions to privately administered pension plans on a contractual or voluntary basis. SThree has no further payment obligations once the contributions have been paid. The contributions are recognised as an employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available. SThree has no defined benefit obligations.
- Bonus plans – SThree recognises a liability and an expense for bonuses based on the Directors' best estimate of the amounts due. SThree recognises a provision where contractually obliged or where there is a past practice of payments that has created a constructive obligation.

Employee Benefit Trust

The Employee Benefit Trust (the "EBT") is funded by gifts from certain SThree shareholders and Directors. The assets and liabilities of the EBT are consolidated into the SThree consolidated financial statements.

The EBT's only assets are shares in SThree which were gifted by certain SThree shareholders. Hence no cost is attributed to those shares and no amounts are shown in SThree's financial statements.

Share-based compensation

The shares in the EBT are held for awards and grants under the Employee Share Schemes.

Where shares are awarded, the fair value of the shares on the date of the grant is charged to the income statement in the year of grant, or over the period to which any performance criteria relate until the vesting date.

Where options are awarded, the fair value of the share options on the date of grant is charged to the income statement over the vesting period of the share option, based on the number of options which are expected to become exercisable. A corresponding adjustment is made to equity. At each balance sheet date, SThree revises its estimates of the number of options that are expected to become exercisable and recognises the impact of any revision of original estimates in the income statement.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Appendix 1: Consolidated financial statements under IFRS (unaudited)

Consolidated income statement for the six months ended 31 May 2005 (unaudited)

	Restated under IFRS
	(£'000)
Turnover	143,546
Cost of sales	(97,587)
Gross profit	45,959
Operating expenses	(36,244)
Operating profit	9,715
Interest receivable	229
Interest payable	(999)
Profit before taxation	8,945
Taxation	(3,100)
Profit for the period	5,845
Attributable to:	
Shareholders' equity(1)	5,787
Minority interest	58
	5,845

Note:

(1) Profit attributable to shareholders' equity includes £2,263,000 in respect of dividends payable to non-equity shareholders.

Consolidated statement of recognised income and expense for the six months ended 31 May 2005 (unaudited)

	Restated under IFRS
	(£'000)
Net currency translation differences on foreign subsidiaries	(187)
Net expense recognised directly in equity	(187)
Profit for the period	5,845
Total recognised income and expense for the period	5,658

Consolidated balance sheets as at 1 December 2004 and as at 31 May 2005 (unaudited)

	Restated under IFRS	
	1 December 2004	31 May 2005
	(£'000)	
Non-current assets		
Intangible assets	67	57
Property, plant and equipment	1,833	2,579
Deferred tax asset	1,809	10,374
	3,709	13,010
Current assets		
Trade and other receivables	59,507	66,128
Cash and cash equivalents	24,956	21,995
	84,463	88,123
Current liabilities		
Provisions for liabilities and charges	(479)	(316)
Borrowings	(2,475)	(39,900)
Trade and other payables	(35,904)	(36,563)
Current tax liabilities	(739)	(1,207)
	(39,597)	(77,986)
Net current assets	44,866	10,137
Total assets less current liabilities	48,575	23,147
Non-current liabilities		
Provisions for liabilities and charges	(4,838)	(4,714)
Borrowings	(37,425)	—
	(42,263)	(4,714)
Total assets less total liabilities	6,312	18,433
Capital and reserves attributable to Company's equity holders		
Share capital	2,214	2,227
Share premium	—	74
Share capital to be issued	6,035	6,033
Currency translation reserve	—	(187)
Retained profits	(1,967)	10,198
	6,282	18,345
Minority interest	30	88
Total equity	6,312	18,433

Consolidated cash flow statement for the six months ended 31 May 2005 (unaudited)

	Restated under IFRS
	(£'000)
Cash flows from operating activities	
Cash generated from operations	6,192
Income tax paid	(2,556)
Net cash generated from operating activities	3,636
Cash flows from investing activities	
Interest received	229
Purchases of intangible assets	(7)
Purchases of property, plant and equipment	(1,320)
Net cash used in investing activities	(1,098)
Cash flows from financing activities	
Interest paid	(999)
Proceeds from issue of ordinary shares	85
Preference dividends paid	(4,525)
Net cash used in financing activities	(5,439)
Net decrease in cash and cash equivalents	(2,901)
Cash and cash equivalents at beginning of the period	24,956
Exchange losses on cash and cash equivalents	(60)
Cash and cash equivalents at end of the period	21,995

Appendix 2: Reconciliation of equity at the transition date of 1 December 2004 (unaudited)

(£'000)

	As reported under UK GAAP	Reclassification	Capitalisation of intangible assets	Deferred tax effect on intangible assets	Reported under IFRS
Non-current assets					
Intangible assets	—		67		67
Property, plant and equipment	1,833				1,833
Deferred tax asset	—	1,829		(20)	1,809
	1,833	1,829	67	(20)	3,709
Current assets					
Trade and other receivables	61,336	(1,829)			59,507
Cash and cash equivalents	24,956				24,956
	86,292	(1,829)			84,463
Current liabilities					
Provisions for liabilities and charges	—	(479)			(479)
Borrowings	—	(2,475)			(2,475)
Trade and other payables	(39,118)	3,214			(35,904)
Current tax liabilities	—	(739)			(739)
	(39,118)	(479)			(39,597)
Net current assets	47,174	(2,308)			44,866
Total assets less current liabilities	49,007	(479)	67	(20)	48,575
Non-current liabilities					
Provisions for liabilities and charges	(5,317)	479			(4,838)
Creditors: amounts falling due after more than one year	(37,425)	37,425			—
Borrowings	—	(37,425)			(37,425)
	(42,742)	479			(42,263)
Total assets less total liabilities	6,265		67	(20)	6,312
Share capital	2,214				2,214
Share capital to be issued	6,035				6,035
Retained profits	(2,014)		67	(20)	(1,967)
	6,235		67	(20)	6,282
Minority interest	30				30
Total equity	6,265		67	(20)	6,312

Appendix 3: Reconciliation of profit and equity for the six months ended 31 May 2005 (unaudited)

Reconciliation of profit for six months ended 31 May 2005

	As reported under UK GAAP	Capitalisation of intangible assets	Amortisation of intangible assets	Translation differences on inter-company loans	Tax effect on IFRS adjustments	Restated under IFRS
			(£'000)			
Turnover	143,546					143,546
Cost of sales	(97,587)					(97,587)
Gross profit	45,959					45,959
Operating expenses	(36,340)	7	(17)	106		(36,244)
Operating profit	9,619	7	(17)	106		9,715
Interest receivable	229					229
Interest payable	(999)					(999)
Profit before taxation	8,849	7	(17)	106		8,945
Taxation	(3,103)				3	(3,100)
Profit for the period	5,746	7	(17)	106	3	5,845
Attributable to:						
Shareholders' equity[1]	5,688	7	(17)	106	3	5,787
Minority interest	58					58
	5,746	7	(17)	106	3	5,845

Note:
(1) Profit attributable to shareholders' equity includes £2,263,000 in respect of dividends payable to non-equity shareholders.

Reconciliation of equity as at 31 May 2005

	As reported under UK GAAP	Reclassification	Capitalisation and amortisation of intangible assets	Deferred tax effect on employee share options	Tax effect on IFRS adjustments	Reported under IFRS
			(£'000)			
Non-current assets						
Intangible assets	—		57			57
Property, plant and equipment	2,579					2,579
Deferred tax asset	—	1,750		8,641	(17)	10,374
	2,579	1,750	57	8,641	(17)	13,010
Current assets						
Trade and other receivables	67,878	(1,750)				66,128
Cash and cash equivalents	21,995					21,995
	89,873	(1,750)				88,123
Current liabilities						
Provisions for liabilities and charges	—	(316)				(316)
Borrowings	—	(39,900)				(39,900)
Trade and other payables	(77,670)	41,107				(36,563)
Current tax liabilities	—	(1,207)				(1,207)
	(77,670)	(316)				(77,986)
Net current assets	12,203	(2,066)				10,137
Total assets less current liabilities	14,782	(316)	57	8,641	(17)	23,147
Non-current liabilities						
Provisions for liabilities and charges	(5,030)	316				(4,714)
	(5,030)	316				(4,714)
Total assets less total liabilities	9,752		57	8,641	(17)	18,433
Share capital	2,227					2,227
Share capital to be issued	6,033					6,033
Share premium	74					74
Currency translation reserve	—	(187)				(187)
Retained profits	1,330	187	57	8,641	(17)	10,198
	9,664		57	8,641	(17)	18,345
Minority interest	88					88
Total equity	9,752		57	8,641	(17)	18,433

Part XIV

Definitions and Glossary

The following definitions apply throughout this Prospectus unless the context requires otherwise:

"active contractor"	a contractor of the Group that is on a placement with one of the Group's clients
"Admission"	admission of the Ordinary Shares, issued and to be issued pursuant to the Global Offer, to the Official List and to trading on the main market of the London Stock Exchange becoming effective in accordance with the Listing Rules and the London Stock Exchange Admission and Disclosure Standards
"Agency Regulations"	Conduct of Employment Agencies and Employment Business Regulations 2003
"Articles"	the articles of association of the Company as in effect before Admission
"A-Preference Shares"	the cumulative convertible 'A' preference shares of £0.01 each in the capital of the Company prior to Admission
"Average gross profit per day per contractor"	gross profit from contract staffing for the period divided by the average number of active contractors and the number of working days in the period
"average permanent placement fee"	total placement fees for the relevant period, including The ITJobBoard advertising income, divided by the number of placements for the period
"Board"	the directors of the Company, as set out in Part VI of this Prospectus
"Bookrunner"	UBS Limited
"candidate"	a professional that an SThree brand seeks to place with one or more of its clients
"City Code"	the UK City Code on Takeovers and Mergers
"client"	an entity with whom an SThree brand has placed a permanent or contractor professional
"Co-Lead Managers"	Investec Bank (UK) Limited and Oriel Securities Limited
"Companies Act"	the Companies Act 1985, as amended
"Company"	SThree plc
"Computer Futures"	Computer Futures Solutions Limited
"Consolidated Financial Statements"	the Group's (i) audited consolidated financial statements as at and for the years ended 30 November 2002, 2003 and 2004; (ii) audited consolidated interim results as at and for the six months ended 31 May 2005; (iii) unaudited consolidated interim results as at and for the six months ended 31 May 2004; and (iv) the notes to those financial statements
"contract"	the provision of recruitment services with the intention of providing temporary staff for a fixed period of time, for which a margin is payable
"CREST"	the computerised settlement system operated by CRESTCo Limited, a company incorporated under the laws of England and Wales, to facilitate the transfer of title to shares in uncertificated form

"Data Protection Act"	Data Protection Act 1998
"Data Protection Directive"	Directive on the protection of individuals with regard to the processing of personal data and the free movement of such data, adopted on 24 October 1995
"Deferred Shares"	deferred shares of £0.01 each in the capital of the Company prior to Admission
"Directors"	the directors of the Company, as set out in Part VI of this Prospectus
"Disclosure Rules"	the disclosure rules of the UK Listing Authority
"EBITDA"	"operating profit before goodwill amortisation" before depreciation
"EBT"	No. 1 ESOP and No. 2 ESOP
"EEA"	European Economic Area
"Employee Share Schemes"	the Executive Share Option Scheme, the Forfeitable Share Plan, the Share Gift Plan, the Trust Option Plan, No. 1 ESOP, No. 2 ESOP and the Personal options
"EU"	the European Union
"Executive Director"	an executive director of the Company
"Executive Share Option Scheme"	the SThree Executive Share Option Scheme adopted by the Company on 27 October 2000
"financial year"	a financial year of the Company ending on 30 November
"Forfeitable Share Plan"	the SThree Forfeitable Share Plan adopted by the Company on 3 December 2004
"Founders"	Simon Arber and William Bottriell
"FSA"	Financial Services Authority
"FSMA"	the Financial Services and Markets Act 2000 (as amended)
"Global Co-ordinator"	UBS Limited
"Global Offer"	the offer of Ordinary Shares to institutional investors in the United Kingdom, Europe and the rest of the world (other than the United States) as described in Part IX, including the offer of further Ordinary Shares pursuant to any exercise of the Over-allotment Option
"Group"	SThree plc and its subsidiaries
"Huxley"	Huxley Associates Limited
"IFRS"	International Financial Reporting Standards
"Institutional Selling Shareholders"	3i Group plc, Barrington House Nominees Limited, Clink Street Nominees Limited and Parallel Ventures Nominees Limited
"ISAs"	individual savings accounts
"IT"	information technology
"ICT"	information, communication and technology
"job-board"	a website advertising employment opportunities
"Jobboard Enterprises"	Jobboard Enterprises Limited, which operates the ITJobBoard
"J P Gray"	J P Gray Limited
"Key Note"	Key Note Ltd

"Key Note M.A."	Key Note, *Market Assessment: IT Recruitment* (January 2005)
"Key Note R.A.P."	Key Note, *Recruitment Agencies (Permanent)* (January 2005)
"Key Note R.A.T."	Key Note, *Recruitment Agencies (Temporary & Contract)* (January 2005)
"Listing Rules"	the listing rules of the UK Listing Authority
"Loan Stock"	the Variable Rate Unsecured 'B' Loan Stock 2008, as described in Part X
"London Stock Exchange"	London Stock Exchange plc
"Madison Black"	Madison Black Limited
"Managers"	UBS Limited, Investec Bank (UK) Limited and Oriel Securities Limited
"Memorandum"	the memorandum of association of the Company
"Mercer Gray"	Mercer Gray Limited
"Mourant"	Mourant & Co. Trustees Limited
"NICs"	National Insurance Contributions
"New Articles"	the articles of association of the Company adopted by special resolution on 10 November 2005 conditional upon Admission, as further described in paragraph 4.2 of Part X of this Prospectus
"Non-Executive Director"	a non-executive director of the Company
"No. 1 ESOP"	the Staffing and Solution Services Limited 1999 Employee Share Ownership Trust established on 23 September 1999, the current trustee of which is Sunsync Limited
"No. 2 ESOP"	the SThree Employee Share Ownership Plan Trust established on 20 May 2004 and amended on 31 October 2005, the current trustee of which is Mourant & Co. Trustees Limited (an independent trust company incorporated in Jersey)
"Offered Shares"	the Ordinary Shares proposed to be sold by the Selling Shareholders as part of the Global Offer
"Offer Price"	200p per Offered Share
"Official List"	the Official List maintained by the UK Listing Authority
"Ordinary Shares"	the ordinary shares of £0.01 each in the capital of the Company
"Ordinary-A Shares"	the 'A' ordinary shares of £0.01 each in the capital of the Company prior to Admission
"Ordinary-B Shares"	the 'B' ordinary shares of £0.01 each in the capital of the Company prior to Admission
"Orgtel"	Orgtel Limited
"Over-allotment Option"	the option granted by the Founders to the Underwriters to procure purchasers for or, failing which, to purchase additional Ordinary Shares at the Offer Price, to cover over-allotments, if any, made in connection with the Global Offer, as more particularly described in Part IX – "The Global Offer and Related Matters – Over-allotment and Stabilisation"
"Panel"	the UK Panel on Takeovers and Mergers
"Pathway"	Pathway Resourcing Limited

"PBTA"	"operating profit before goodwill amortisation" after interest receivable and interest payable
"PECR"	Privacy and Electronic Communications (EC Directive) Regulations 2003
"permanent"	the provision of recruitment services with the intention of providing employees on a permanent basis, for which a one-off fee is payable
"permanent placement"	SThree defines permanent placements as candidates the Group has placed on a permanent basis and for whom it has sent the client an invoice
"Personal options"	the options granted over Zero Coupon Preference Shares by Simon Arber and William Bottriell to 15 Group employees
"Preference Shares"	the cumulative convertible preference shares of £0.01 each in the capital of the Company prior to Admission
"Progressive"	Progressive Computer Recruitment Limited
"Prospectus Directive"	Directive 2003/71/EC
"Prospectus Rules"	the rules made for the purposes of Part VI of FSMA in relation to offers of securities to the public and admission of securities to trading on a regulated market
"PSAs"	Preferred Supplier Agreements
"PSLs"	Preferred Supplier Lists
"Real I.T. Resourcing"	Real I.T. Resourcing Limited
"REC"	Recruitment and Employment Confederation
"Recruitment International"	Recruitment International Group
"Registrars"	Capita IRG
"Reorganisation"	the restructuring of the six then existing SThree brands in September 1999, which led to the formation of the Group.
"SDRT"	UK stamp duty reserve tax
"Selling Shareholders"	the Selling Shareholders as set out in paragraph 10 of Part X
"Senior Managers"	the senior managers of the Company, as set out in Part VI of this Prospectus
"Share Gift Plan"	the SThree Share Gift Plan, the establishment of which was approved and confirmed by the Board on 27 May 2005
"SMEs"	small- to medium-sized enterprises, which the Group defines to include business units of larger companies that are operationally autonomous in terms of making recruitment decisions
"Sponsor"	UBS Limited
"Stabilising Manager"	UBS Limited
"Staff Search Group"	Staff Search Group Limited
"SThree"	SThree plc and its subsidiary undertakings
"Strategic Resource Group"	Strategic Resource Group Limited
"Tactical"	Tactical Resource Limited
"The ITJobboard"	The ITJobBoard, the Group's proprietary internet job-board, operated by Jobboard Enterprises
"Trust Option Plan"	the SThree Trust Option Plan adopted by the trustees of the No. 2 ESOP on 31 October 2005

"UK"	the United Kingdom of Great Britain and Northern Ireland
"UK GAAP"	generally accepted accounting principles in the United Kingdom
"UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the FSMA
"Underwriters"	UBS Limited and Investec Bank (UK) Limited
"Underwriting Agreement"	the underwriting agreement dated 10 November 2005 between the Company, the Selling Shareholders, the Directors, the Founders and the Managers, details of which are set out in paragraph 15 of Part X of this Prospectus
"United States"	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia
"US Securities Act"	the US Securities Act of 1933
"Vendors"	the Founders, Russell Clements, Sunil Wickremeratne, Gary Elden, Timothy Lloyd, Natasha Clarke-Tidey and Sean Wadsworth
"Zero Coupon Preference Shares"	the convertible preference shares of £0.01 each in the capital of the Company prior to Admission

imprima de bussy — C92621










THE IT JOB BOARD
29139 Live IT jobs
This is an opportunity to develop a
dynamic & cutting edge projects.
LAST POSTED:
SALARY: 40000-60000



SThree plc - Admission to Official List

SThree plc
16 November 2005

Embargoed until 0800 16 November 2005

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

This document is an advertisement and not a prospectus. Investors should not purchase any Ordinary Shares referred to in this announcement except on the basis of information in the prospectus.

SThree plc
('SThree' or the 'Group')

Admission to Official List and commencement of unconditional dealings on the Main Market of the London Stock Exchange

SThree, one of the UK's leading information, communication and technology ('ICT') staffing businesses based on turnover, is pleased to announce that its ordinary shares have been admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's main market for listed securities (ticker symbol STHR). Unconditional dealings in SThree's ordinary shares commenced at 8.00am today.

UBS Investment Bank acted as Sponsor, Financial Adviser, Bookrunner and Global Co-ordinator of the Global Offer. Investec Bank (UK) Limited and Oriel Securities Limited acted as Co-Lead Managers.

- Ends -

Enquiries:

SThree plc 020 7292 3838
Russell Clements, Chief Executive Officer
Sunil Wickremeratne, Chief Operating Officer
Michael Nelson, Chief Financial Officer

UBS 020 7567 8000
Jim Renwick / Russell Chambers

Weber Shandwick Square Mile 020 7067 0700
Kevin Smith / John Coles

Print resolution images are available for the media to view and download from www.vismedia.co.uk

Notes to editors

SThree, founded in 1986, is one of the leading ICT staffing businesses in the UK based on turnover. SThree provides both permanent and contract specialist staffing services in the UK and Europe, primarily in the ICT sector and, to an increasing extent in the UK, the banking and finance, accountancy, human resources and engineering sectors. SThree currently operates under 12 brands, the 3 largest by turnover being Computer Futures, Progressive and Huxley, and has 30 offices in the UK and 8 offices in Europe, in Belgium, The Netherlands, France, Germany and Ireland.

SThree has a selective approach to clients and focuses on high margin opportunities, predominantly within the small to medium-sized enterprises ('SME') market, which SThree defines as including autonomous divisions of large corporates. SThree does not pursue a high volume/low margin model. SThree has a diverse, international client list of over 4,000 clients, comprising primarily SMEs.

Following the establishment of its first brand, Computer Futures, in 1986, SThree adopted a multi-brand strategy, establishing new operations to address

growth opportunities. These new brands have typically been created out of one of SThree's existing businesses and are an important means of retaining high performing key employees who are often given the opportunity to acquire a minority equity stake in the new business.

These materials are not for distribution, directly or indirectly, in or into the United States, Australia, Canada or Japan. This document does not constitute an offer of securities for sale in the United States, nor may the securities be offered or sold in the United States absent registration or an exemption from registration as provided in the US Securities Act of 1933, and the rules and regulations thereunder. No securities are being registered for offer or sale in the United States and no public offering of the securities in the United States will be made.

The information contained herein does not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of the securities referred to herein in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption of registration or qualification under the securities laws of any such jurisdiction.

The price and value of the securities referred to herein my go up as well as down. Persons needing advice should consult a professional adviser.

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of SThree. You can identify forward looking statements by terms such as 'expect,' 'believe,' 'anticipate,' 'estimate,' 'intend,' 'will,' 'could,' 'may' or 'might' or the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Many factors could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, general economic conditions, our competitive environment, as well as many other risks specifically related to SThree and its operations.

This document, which has been issued by SThree and is the sole responsibility of SThree, has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 of the United Kingdom by UBS Limited of 1 Finsbury Avenue, London EC2M 2PP.

UBS Limited is acting exclusively for SThree in relation to the Global Offer and no one else and will not be responsible to anyone other than SThree for providing the protections afforded to clients of UBS Limited nor for providing any advice in relation to the Global Offer, the contents of this announcement or any other matter referred to herein.

Investec Bank (UK) Limited and Oriel Securities Limited, each of which is authorised and regulated in the United Kingdom by the Financial Services Authority, are advising SThree in relation to the Global Offer and no one else and will not be responsible to anyone other than SThree for providing the protections afforded to the customers of Investec Bank (UK) Limited and Oriel Securities Limited nor for providing any advice in relation to the Global Offer or any other matter referred to herein

Copies of the prospectus are available from the Company's registered office and UBS Limited, 1 Finsbury Avenue, London EC2M 2PP.

In connection with the Global Offer, UBS Limited as stabilising manager (the 'Stabilising Manager') may effect transactions with a view to supporting the market price of the Ordinary Shares of the Company at a level higher than that which might otherwise prevail. Such transactions may commence on or after the publication of the Offer Price and will end no later than 30 days thereafter. However, there is no obligation on the Stabilising Manager to do this. Such transactions may be effected on the London Stock Exchange, the over the counter market or otherwise. There is no assurance that such transactions will be undertaken and, if commenced, they may be discontinued at any time. Save as required by law, the Stabilising Manager does not intend to disclose the extent of any over-allotments and/or stabilisation transactions under the Global Offer.

investegate

SThree plc - Holding(s) in Company

SThree plc
16 November 2005

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

SThree

2. Name of shareholder having a major interest

AEGON UK plc Group of Companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

6,769,973 Chase Nominees Limited
98,719 Citibank Nominees

5. Number of shares / amount of stock acquired

6,868,692

6. Percentage of issued class

4.98%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares of 1p

10. Date of transaction

11. Date company informed

15 November 2005

12. Total holding following this notification

6,868,692

13. Total percentage holding of issued class following this notification

4.98%

14. Any additional information

'The AEGON UK plc Group of Companies' means Scottish Equitable (Managed Funds) Limited, AEGON Fund Management UK ltd, AEGON Investment Management UK ltd, AEGON Asset Management UK plc, Scottish Equitable Trustees Limited, Guardian Assurance plc, Guardian Linked Life Assurance Limited, Guardian Pensions Management Limited and Guardian Unit Managers Limited, all having a place of business at

Edinburgh Park, Edinburgh EH12 9SE

15. Name of contact and telephone number for queries

Ian Colletts 020 7292 3838

16. Name and signature of authorised company official responsible for making this notification

Ian Colletts, Company Secretary, SThree

Date of notification

16 November 2005

investegate

SThree plc - Holding(s) in Company

SThree plc
18 November 2005

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

SThree plc

2. Name of shareholder having a major interest

UBS AG and its subsidiaries.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

54,803 UBS AG
5,957,808 Apollo Nominees Limited
1,700,000 UBS Global Asset Management Life Limited

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares of 1p

10. Date of transaction

N/A

11. Date company informed

17 November 2005

12. Total holding following this notification

7,712,611

13. Total percentage holding of issued class following this notification

5.6%

14. Any additional information

Notification received under s198 Companies Act 1985

15. Name of contact and telephone number for queries

Ian Colletts 020 7292 3838

16. Name and signature of authorised company official responsible for making this notification

Ian Colletts, Company Secretary, SThree

Date of notification

18 November 2005

SThree plc - Trading Statement

SThree plc
07 December 2005

Embargoed until 0700 7 December 2005

SThree plc
('SThree' or the 'Group')

Pre-Close Period Trading Update

SThree, one of the UK's leading information, communication and technology ('ICT') staffing businesses, is today issuing an update on trading for the year ended 30 November 2005, prior to entering its close period.

Today's announcement is the first update from the Group since its shares were admitted to trading on the Official List on 16 November 2005. In the prospectus dated 11 November 2005, SThree announced that its results for the 10 months ended 30 September 2005 had been in line with its historical, seasonal profile and that both its contract and permanent businesses were showing good growth. SThree is pleased to report that this strong performance has continued in the last two months of the financial year and that it expects its results for the full 2005 financial year to be in line with the Board's expectations.

The Group made 6,023 permanent placements during the year, representing an increase of 35.0% over the 4,460 made in the prior year. During the same period, the Group's average fees from permanent recruitment also grew to record levels. At 30 November 2005, SThree had 4,365 active contractors, its highest number ever, representing an increase of 16.9% over the prior year (2004: 3,735). Contractor gross profit per day rates also increased during the year and this momentum continued into the final quarter.

Russell Clements, Chief Executive of SThree commented: 'Robust trading in the last two months of the year underpins our confidence that the Group will deliver results for the 2005 financial year in line with our expectations.

'Our core UK ICT market remains strong and is evidenced by good growth in our key performance indicators in both our contract and permanent businesses. Our clear focus on servicing the SME market has also enabled us to maintain our margins. Our expanding European operations and our non-ICT businesses also continue to perform well.'

SThree will be announcing its preliminary results for the year ended 30 November 2005 on Wednesday 8 February 2006.

- Ends -

Enquiries:

SThree plc 020 7292 3838
Russell Clements, Chief Executive Officer
Sunil Wickremeratne, Chief Operating Officer
Michael Nelson, Chief Financial Officer

Weber Shandwick Square Mile 020 7067 0700
Kevin Smith / Susanne Walker

Notes to editors

SThree, founded in 1986, is one of the leading ICT staffing businesses in the UK based on turnover. SThree provides both permanent and contract specialist staffing services in the UK and Europe, primarily in the ICT sector and, to an increasing extent in the UK, the banking and finance, accountancy, human resources and engineering sectors. SThree currently operates under 12 brands, the 3 largest by turnover being Computer Futures, Progressive and Huxley, and has 30 offices in the UK and 8 offices in Europe, in Belgium, The Netherlands, France, Germany and Ireland.

SThree has a selective approach to clients and focuses on high margin opportunities, predominantly within the small to medium-sized enterprises ('SME') market, which SThree defines as including autonomous divisions of large corporates. SThree does not pursue a high volume/low margin model. SThree has a diverse, international client list of over 4,000 clients, comprising primarily SMEs.

Following the establishment of its first brand, Computer Futures, in 1986, SThree adopted a multi-brand strategy, establishing new operations to address growth opportunities. These new brands have typically been created out of one of SThree's existing businesses and are an important means of retaining high performing key employees who are often given the opportunity to acquire a minority equity stake in the new business.

investegate

SThree plc - Over-allotment shares

SThree plc
09 December 2005

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

9 December 2005

STHREE plc
Over-allotment shares

Further to the announcement dated 11 November 2005 in relation to the offering of ordinary shares of 1 p each in SThree plc ('SThree'), SThree is pleased to announce that UBS has:

- sold 2,242,905 over-allotment shares on behalf of Simon Arber; and
- sold 2,242,904 over-allotment shares on behalf of Bill Bottriell

The total number of over-allotment shares comprised in the over-allotment arrangements was therefore 4,485,809 taking the total number of ordinary shares subject to the offering to 44,204,541

UBS (the stabilisation manager) announces that the stabilisation period has now ended. UBS confirms that the following transactions were effected during the stabilisation period:

Trade Date	Highest Price Paid	Lowest Price Paid
14 November	200	200
15 November	200	200
16 November	200	198
17 November	198	198
23 November	196	196

Stabilisation Period -

Commencement: 11 November 2005

End (last transaction): 7 December 2005

- ENDS -

This document has been issued by SThree and is the sole responsibility of SThree.

UBS Limited ('UBS') is acting exclusively for SThree in relation to the Global Offer and no one else and will not be responsible to anyone other than SThree for providing the protections afforded to clients of UBS Limited nor for providing any advice in relation to the Global Offer, the contents of this announcement or any other matter referred to herein.

Investec Bank (UK) Limited and Oriel Securities Limited, each of which is authorised and regulated in the United Kingdom by the Financial Services Authority, are advising SThree in relation to the Global Offer and no one else and will not be responsible to anyone other than SThree for providing the protections afforded to the customers of Investec Bank (UK) Limited and Oriel Securities Limited nor for providing any advice in relation to the Global Offer or any other matter referred to herein

The information contained herein does not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of the securities referred to herein in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption of registration or qualification under the securities laws of any such jurisdiction.
The price and value of the securities referred to herein may go up as well as down. Persons needing advice should consult a professional adviser.
These materials are not for distribution, directly or indirectly, in or into the United States, Australia, Canada or Japan. This document does not constitute an

offer of securities for sale in the United States, nor may the securities be offered or sold in the United States absent registration or an exemption from registration as provided in the US Securities Act of 1933, and the rules and regulations thereunder. No securities are being registered for offer or sale in the United States and no public offering of the securities in the United States will be made.

SThree plc - Holding(s) in Company

SThree plc
13 December 2005

13 December 2005
SThree plc

UBS has today notified the Company, that it no longer has a notifiable interest (within the meaning of section 199(2) of the Companies Act) in shares comprised in the Company's share capital.

investegate

SThree plc - Holding(s) in Company

SThree plc
15 December 2005

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

SThree plc

2. Name of shareholder having a major interest

Simon Arber

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

23,386,317 Simon Arber

5. Number of shares / amount of stock acquired

735,999

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares of 1p

10. Date of transaction

9 December 2005

11. Date company informed

15 December 2005

12. Total holding following this notification

23,386,317

13. Total percentage holding of issued class following this notification

16.9%

14. Any additional information

Notification received under s198 Companies Act 1985

15. Name of contact and telephone number for queries

Ian Colletts 020 7292 3838

16. Name and signature of authorised company official responsible for making this notification

Ian Colletts, Company Secretary, SThree

Date of notification

15 December

invest gate

SThree plc - Holding(s) in Company

SThree plc
15 December 2005

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

SThree plc

2. Name of shareholder having a major interest

William Bottriell

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

22,195,889 William Bottriell

5. Number of shares / amount of stock acquired

736,000

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares of 1p

10. Date of transaction

9 December 2005

11. Date company informed

15 December 2005

12. Total holding following this notification

22,195,889

13. Total percentage holding of issued class following this notification

16.1%

14. Any additional information

Notification received under s198 Companies Act 1985

15. Name of contact and telephone number for queries

Ian Colletts 020 7292 3838

16. Name and signature of authorised company official responsible for making this notification

Ian Colletts, Company Secretary, SThree

Date of notification

15 December

This information is provided by RNS
The company news service from the London Stock Exchange

investegate

SThree plc - Notice of Results

SThree plc
10 January 2006

10 January 2006

SThree plc
Notification of Preliminary Results

SThree plc will be announcing preliminary results for the year ended 30 November 2005 on Wednesday 8 February 2006.

An analyst meeting will be held on that day. Please contact Weber Shandwick Square Mile for further details.

- Ends -

Enquiries:

Weber Shandwick Square Mile 020 7067 0700
Stephanie Badjonat

This information is provided by RNS
The company news service from the London Stock Exchange

investegate

RECEIVED
2007 APR -3 A 8:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SThree plc - Holding(s) in Company

SThree plc
09 February 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

SThree plc

2. Name of shareholder having a major interest

AEGON UK plc Group of Companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

7,069,012 Chase Nominees Limited

5. Number of shares / amount of stock acquired

375,000

6. Percentage of issued class

0.27%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares of 1p

10. Date of transaction

N/A

11. Date company informed

9 February 2006

12. Total holding following this notification

7,069,012

13. Total percentage holding of issued class following this notification

5.12%

14. Any additional information

'The AEGON UK plc Group of Companies' means Scottish Equitable plc, Scottish Equitable (Managed Funds) Limited, AEGON Fund Management UK ltd, AEGON Investment Management UK ltd, AEGON Asset Management UK plc, Scottish Equitable Trustees Limited, Guardian Assurance plc, Guardian Linked Life Assurance Limited, Guardian Pensions Management Limited and Guardian Unit Managers Limited, all having a

place of business at Edinburgh Park, Edinburgh EH12 9SE

15. Name of contact and telephone number for queries

Ian Colletts 020 7292 3838

16. Name and signature of authorised company official responsible for making this notification

Ian Colletts, Company Secretary, SThree

Date of notification

9 February 2006

SThree plc - Holding(s) in Company

SThree plc
21 February 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

SThree plc

2. Name of shareholder having a major interest

AEGON UK plc Group of Companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

8,699,104 Chase Nominees Limited

5. Number of shares / amount of stock acquired

1,199,000

6. Percentage of issued class

0.87%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares of 1p

10. Date of transaction

N/A

11. Date company informed

20 February 2006

12. Total holding following this notification

8,699,104

13. Total percentage holding of issued class following this notification

6.3%

14. Any additional information

'The AEGON UK plc Group of Companies' means Scottish Equitable plc, Scottish Equitable (Managed Funds) Limited, AEGON Fund Management UK ltd, AEGON Investment Management UK ltd, AEGON Asset Management UK plc, Scottish Equitable Trustees Limited, Guardian Assurance plc, Guardian Linked Life Assurance Limited, Guardian Pensions Management Limited and Guardian Unit Managers Limited, all having a

place of business at Edinburgh Park, Edinburgh EH12 9SE

15. Name of contact and telephone number for queries

Ian Colletts 020 7292 3838

16. Name and signature of authorised company official responsible for making this notification

Ian Colletts, Company Secretary, SThree

Date of notification

21 February 2006

SThree plc - Further re: Final Results

SThree plc
01 March 2006

1 March 2006

SThree plc
('SThree' or the 'Group')

Preliminary Results - Amendment

Further to the Final Results announcement released on 8 February 2006 under RNS number 0805Y, please find below amended information.

Following completion of the audit of the full year results, SThree announces that for the year ending 30 November 2005 non-ICT gross profit amounted to £16.3m, representing 15.6% of total gross profit, a growth of 95.2% compared to the year before, and not £13.1m, representing 12.5% of total gross profit, a growth of 56.5%, as reported at the time of the preliminary announcement of the Company's full year results. ICT gross profit changed correspondingly and amounted to £88.2m, representing 84.4% of total gross profit, a growth of 30.6%, and not £91.4m, representing 87.5% of total gross profit, a growth of 35.3%, as originally reported. SThree expects to post its Annual Report and Accounts, in which the correct numbers will be reflected, to shareholders towards the end of March.

- Ends -

Enquiries:

SThree plc 020 7292 3838
Russell Clements, Chief Executive Officer
Sunil Wickremeratne, Chief Operating Officer
Michael Nelson, Chief Financial Officer

Weber Shandwick Square Mile 020 7067 0700
Stephanie Badjonat

SThree plc - Disposal of Shares

SThree plc
29 March 2006

For Immediate Release

SThree plc

('SThree' or the 'Company')

Disposal of Shares

SThree has today been notified that the co-founders of the Company, William Bottriell and Simon Arber (together the 'Sellers'), yesterday sold ordinary shares in the Company, as follows:

Selling shareholder	Shares disposed	Shares disposed(% of issued share capital)	Remaining holding	Remaining holding (%of issued share capital)
William Bottriell	3,980,000	2.9	18,165,889	13.2
Simon Arber	8,020,000	5.8	15,316,317	11.1

Each Seller's remaining holding represents his beneficial holding in the Company. The remaining holdings of Mr Bottriell and Mr Arber are registered in the name of UBS Nominees.

- Ends -

Enquiries:

Citigate Dewe Rogerson 020 7638 9571
Kevin Smith

This information is provided by RNS
The company news service from the London Stock Exchange

SThree plc - Holding(s) in Company

SThree plc
30 March 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

SThree plc

2. Name of shareholder having a major interest

AEGON UK plc Group of Companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

11,187,107 Chase Nominees Limited

5. Number of shares / amount of stock acquired

1,966,929

6. Percentage of issued class

1.43%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares of 1p

10. Date of transaction

N/A

11. Date company informed

29 March 2006

12. Total holding following this notification

11,187,107

13. Total percentage holding of issued class following this notification

8.11%

14. Any additional information

'The AEGON UK plc Group of Companies' means Scottish Equitable plc, Scottish Equitable (Managed Funds) Limited, AEGON Fund Management UK ltd, AEGON Investment Management UK ltd, AEGON Asset Management UK plc, Scottish Equitable Trustees Limited, Guardian Assurance plc, Guardian Linked Life Assurance Limited, Guardian Pensions Management Limited and Guardian Unit Managers

Limited, all having a place of business at Edinburgh Park, Edinburgh EH12 9SE

15. Name of contact and telephone number for queries

Ian Colletts 020 7292 3838

16. Name and signature of authorised company official responsible for making this notification

Ian Colletts, Company Secretary, SThree

Date of notification

30 March 2006

SThree plc - Holding(s) in Company

SThree plc
04 April 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

SThree plc

2. Name of shareholder having a major interest

Legal & General Group plc and/or its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

-

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

		Number
HSBC Global Custody Nomineee (UK) Ltd A/C	914945	42,066
HSBC Global Custody Nomineee (UK) Ltd A/C	887711	500,004
HSBC Global Custody Nomineee (UK) Ltd A/C	775245	335,668
HSBC Global Custody Nomineee (UK) Ltd A/C	357206	2,664,185
HSBC Global Custody Nomineee (UK) Ltd A/C	747381	231,660
HSBC Global Custody Nomineee (UK) Ltd A/C	866203	219,720
HSBC Global Custody Nomineee (UK) Ltd A/C	969995	294,718
HSBC Global Custody Nomineee (UK) Ltd A/C	978777	396,669
HSBC Global Custody Nomineee (UK) Ltd A/C	360509	174,000
Total		4,858,690

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares of 1p

10. Date of transaction

N/A

11. Date company informed

30 March 2006

12. Total holding following this notification

4,858,690

13. Total percentage holding of issued class following this notification

3.52%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Ian Colletts 020 7292 3838

16. Name and signature of authorised company official responsible for making this notification

Ian Colletts, Company Secretary, SThree

Date of notification

4 April 2006

investegate

SThree plc - Annual Information Update

SThree plc
12 April 2006

Annual Information Update for the 12 months up to and including 12 April 2006

In accordance with Prospectus Rule 5.2.1, the Company sets out below a summary of the information which has been published or made available to the public over the previous 12 months.

This annual information update is required by and is being made pursuant to Article 10 of the Prospectus Directive as implemented in the United Kingdom (Prospectus Rule 5.2) and not for any other purpose and neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains. This information is not necessarily up to date as at the date of this annual information update and the Company does not undertake any obligation to update any such information in the future. This annual information update does not constitute an offer of any securities addressed to any person and should not be relied on by any person.

1 RNS announcements

Date	Brief description of announcement
4 Apr 2006	Holding(s) in company
30 Mar 2006	Holding(s) in company shares
29 Mar 2006	Disposal of shares
29 Mar 2006	Posting of annual report and accounts
1 Mar 2006	Amendment to final results
21 Feb 2006	Holding(s) in company shares
9 Feb 2006	Holding(s) in company shares
8 Feb 2006	Final results
10 Jan 2006	Notice of results
15 Dec 2005	Holding(s) in company shares
13 Dec 2005	Holding(s) in company shares
9 Dec 2005	Over-allotment of shares
7 Dec 2005	Trading statement
18 Nov 2005	Holding(s) in company shares
16 Nov 2005	Admission to Official List
11 Nov 2005	Document re: Global Offer
11 Nov 2005	Stabilisation Notice
11 Nov 2005	Announcement of Offer Price

2 Documents filed at Companies House

Date	Document filed
11 Jan 2006	Form 123: increase in authorised share capital
11 Jan 2006	Resolutions to adopt new articles, vary share rights etc.
28 Dec 2005	Form 169: purchase of own shares
5 Dec 2005	Shares agreement
5 Dec 2005	Form 88(2) allotment of shares
5 Dec 2005	Form 88(2): allotment of shares
5 Dec 2005	Resolution: deferred shares
30 Nov 2005	New articles of association
29 Nov 2005	Form 395: Particulars of Mortgage/Charge
17 Nov 2005	Form 353a: location of register of members (non-legible)
7 Nov 2005	Certificate of re-registration from private to plc
7 Nov 2005	Re-registration: memorandum & articles of association
7 Nov 2005	Balance sheet
7 Nov 2005	Auditors' report
7 Nov 2005	Auditors' statement
7 Nov 2005	Form 43(3)e: declaration on re-registration from private to plc
7 Nov 2005	Form 43(3): Application for re-registration from private to plc
7 Nov 2005	Resolution: re-registration from private to plc; adopt new memorandum & articles of association

31 Oct 2005	Forms 288b: resignation of Simon Arber and Bill Bottriell
14 Oct 2005	Forms 288b: resignation of Paul Goodson and Dominic Geer
1 Sep 2005	Form 288c: change in directors particulars
16 Aug 2005	Form 288c: change in directors particulars
18 Aug 2005	Annual return
18 Jul 2005	Form 288c: change in directors particulars
9 Jun 2005	Form 297: change in location of registered office
26 Apr 2005	Form 88(2): allotment of shares
26 Apr 2005	Annual report and accounts 2004
26 Apr 2005	Form 288a: appointment of Michael Nelson
8 Apr 2005	Form 288b: resignation of Colin Haylock

3 Documents published and sent to shareholders

29 Mar 2006	Annual report and accounts, Notice of AGM and Form of Proxy

4 Documents filed with the UKLA document viewing facility

30 Mar 2006	Annual report and accounts and Notice of AGM
16 Nov 2005	Admission to Official List
11 Nov 2005	Document re: Global Offer

A copy of this Annual Information Update and copies of the documents referred to in it can be obtained from the Company Secretary at the Company's registered office: 41-44 Great Windmill Street, London W1D 7NB.

Ian Colletts
Company Secretary

SThree plc - Announcement Timetable

SThree plc
27 April 2006

For Immediate Release

SThree plc
('SThree' or the 'Group')

Announcement Timetable

SThree, one of the UK's leading information, communication and technology ('ICT') staffing businesses, confirms the following forthcoming dates in the Group's financial calendar:

3 May 2006	Annual General Meeting*
7 June 2006	Trading update for the six months ended 31 May 2006
24 July 2006	Interim results for the six months ended 31 May 2006

* The Group will not be providing a trading update at the time of its AGM

- Ends -

Enquiries:

Citigate Dewe Rogerson 020 7638 9571
Kevin Smith / Seb Hoyle

investegate

SThree plc - Result of AGM

SThree plc
03 May 2006

For Immediate Release

Annual General Meeting Resolutions

The SThree plc Annual General Meeting was held on Wednesday, 3 May 2006 at the Cafe Royal, 68 Regent Street, London W1B 5EL at 2.30pm.

All resolutions proposed at the meeting were passed. The number of votes polled, including those lodged by proxy, for and against each of the resolutions put before the Meeting and the number of votes withheld were as follows:

	Resolution	Votes for	Votes against	Votes withheld
1.	Report and Accounts	71,460,157	0	0
2.	Remuneration Report	71,441,407	0	18,750
3.	Re-election of Sir Anthony Cleaver	71,460,157	0	0
4.	Re-election of Russell Clements	71,460,157	0	0
5.	Re-election of Brian McBride	71,460,157	0	0
6.	Election of Michael Nelson	71,460,157	0	0
7.	Re-election of The Baroness Noakes	71,460,157	0	0
8.	Reappointment of Auditors	71,441,407	0	18,750
9.	Auditors remuneration	71,460,157	0	0
10.	Donations to EU Political Organisations	67,433,951	3,226,206	800,000
11.	Authority to offer employees minority shareholdings in Company subsidiaries	71,396,957	0	63,200
12.	Directors' authority to allot securities	71,460,157	0	0
13.	Disapplication of pre-emption rights	71,439,098	0	21,059
14.	Authority to purchase own shares	71,460,157	0	0

Notes:

1. The 'For' vote includes those giving the Chairman discretion.
2. Votes withheld' are not counted when deciding whether or not a resolution is carried.
3. Resolutions 13 and 14 were Special Resolutions.
4. The total number of Ordinary Shares in issue excluding shares held in treasury as at the time of this announcement is 137,970,170.

- Ends -

Enquiries:

SThree plc 020 7292 3838
Russell Clements, Chief Executive Officer
Michael Nelson, Chief Financial Officer

Citigate Dewe Rogerson 020 7638 9571
Kevin Smith / Seb Hoyle

investegate

SThree plc - Director/PDMR Shareholding

SThree plc
19 May 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

SThree plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

Alicja Lesniak

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification in respect of person referred to in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 0.01 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

-

8 State the nature of the transaction

Purchase of shares

9. Number of shares, debentures or financial instruments relating to shares acquired

4,245

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.003%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/a

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/a

13. Price per share or value of transaction

£3.51

14. Date and place of transaction

17 May 2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

4,245........................0.003%

16. Date issuer informed of transaction

18 May 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/a

18. Period during which or date on which it can be exercised

N/a

19. Total amount paid (if any) for grant of the option

N/a

20. Description of shares or debentures involved (class and number)

N/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/a

22. Total number of shares or debentures over which options held following notification

N/a

23. Any additional information

N/a

24. Name of contact and telephone number for queries

Ian Colletts 020 7292 3838

Name and signature of duly authorised officer of issuer responsible for making notification

Ian Colletts, Company Secretary, SThree

Date of notification

19 May 2006
END

SThree plc - Trading Statement

SThree plc
07 June 2006

Trading Update

SThree, one of the UK's leading specialist staffing businesses, is today issuing an update on trading for the six months ended 31 May 2006.

At the time of the preliminary results in February, the Group indicated that it expected the momentum seen in the closing months of 2005 to continue in the first half. SThree is today reporting that trading in the first six months has remained robust and that the Board is pleased with the Group's overall performance in the period.

SThree made 3,475 permanent placements during the first half, an increase of 32.0% (2005: 2,633). The Group reported a further healthy increase in average fees from permanent recruitment. At 31 May 2006, SThree had 4,335 active contractors, representing an increase of 14.8% over the prior year (2005: 3,777). Contractor gross profit per day rates also showed moderate growth.

Russell Clements, Chief Executive, commented: 'The Group has continued to make good progress in the first half, against a background of healthy demand for specialist staff in the UK and Europe. Both our permanent and contract businesses reported strong growth, with the permanent business, in particular, continuing to benefit from both wage inflation and our ongoing success in placing higher-salaried candidates. The Board remains confident that the Group's well-established strategy will underpin progress in the current year.'

SThree will be announcing its interim results for the six months ended 31 May 2006 on Monday 24 July 2006.

- Ends -

Enquiries:

SThree plc 020 7292 3838
Russell Clements, Chief Executive Officer
Michael Nelson, Chief Financial Officer

Citigate Dewe Rogerson 020 7638 9571
Kevin Smith / Seb Hoyle

Notes to editors

SThree, founded in 1986, is one of the leading specialist staffing businesses in the UK. The Group provides both permanent and contract specialist staffing services in the UK and Europe, primarily in the information and communications technology ('ICT') sector and, to an increasing extent, the banking and finance, accountancy, human resources and engineering sectors. Following the establishment of its first business, Computer Futures, in 1986, the Group adopted a multi-brand strategy, establishing new operations to address growth opportunities. SThree currently operates 12 brands, the 3 largest being Computer Futures, Progressive and Huxley Associates, and has 30 offices in the UK and 9 offices in mainland Europe, in Belgium, The Netherlands, France, Germany and Ireland.

SThree has a selective approach to clients and focuses on high margin opportunities, predominantly within the small to medium-sized enterprises ('SME') market, which SThree defines as including autonomous divisions of large corporates. The Group does not pursue a high volume/low margin model. SThree has a diverse, international client list of over 4,000 clients.

SThree plc is quoted on the Official List of the UK Listing Authority under the ticker symbol STHR.

This information is provided by RNS
The company news service from the London Stock Exchange

SThree plc - Interim Results

SThree plc
24 July 2006

SThree plc

('SThree' or the 'Group')

Interim Results for the Six Months Ended 31 May 2006

SThree, one of the UK's leading specialist staffing businesses, is today announcing its interim results for the six months ended 31 May 2006.

Financial Highlights

£m	2006	2005	Ch
Turnover	£178.0m	£143.5m	+ 2
Gross Profit (Net fee Income)	£59.2m	£46.0m	+ 2
Operating profit before exceptional items*	£15.1m	£10.5m	+ 4
Operating profit after exceptional items*	£13.1m	£9.7m	+ 3
Profit before tax and exceptional items*	£14.5m	£9.7m	+ 4
Profit before tax	£12.5m	£8.9m	+ 3
Basic earnings per share before exceptional items (2005 comparatives adjusted to reflect new post IPO capital structure*)	8.1p	3.3p	+ 14
Basic earnings per share before exceptional items*	8.1p	11.0p	
Basic earnings/(loss) per share	6.9p	9.5p	
Interim dividend	2.4p	-	

The above results have been prepared under International Financial Reporting Standards (IFRS)

* Exceptional items are detailed in Note 3

Operational Highlights

- Strong first half performance, continuing the trend from 2005

- Number of permanent placements increased by 32.0% to 3,475 in the first half (2005: 2,633), with average fees increased by 6.5%

- Number of active contractors at period end increased by 14.8% to 4,335 (2005: 3,777), with average gross profit per day rates increased by 2.3%

- Information and Communications Technology ('ICT') business segment increased gross profit by 23.0% to £49.7m (2005: £40.4m)

- Rapid growth in non-ICT - banking and finance, accountancy, human resources and engineering staffing businesses increased gross profit by 70.4% to £9.5m (2005: £5.6m)

- Non-UK businesses continuing to perform strongly - gross profits increased by 43.7% to £15.7m (2005: £10.9m)

- Headcount increased by 12.8% to 1,210 since year end

- Further expansion of international network - new office opened in Paris in the first half, with further openings in New York, Frankfurt and Munich scheduled for the second half

- Maiden dividend of 2.4p per share declared

Russell Clements, Chief Executive Officer, said: 'The first half of 2006 has seen the Group report a further strong set of results and it is particularly pleasing to report growth across all sectors and geographies, a reflection of the fact that trading conditions in the specialist recruitment markets we serve remain positive. We remain confident that the first half positions us well to make further progress for the year as a whole.'

SThree plc (24.07.06) 020 7638 9571
Russell Clements, Chief Executive Officer (Thereafter) 020 7292 3838
Michael Nelson, Chief Financial Officer

Citigate Dewe Rogerson 020 7638 9571
Kevin Smith / Seb Hoyle

Notes to editors

SThree, founded in 1986, is one of the leading specialist staffing businesses in the UK. The Group provides both permanent and contract specialist staffing services in the UK and Europe, primarily in the information and communications technology ('ICT') sector and, to an increasing extent, the banking and finance, accountancy, human resources and engineering sectors. Following the establishment of its first business, Computer Futures, in 1986, the Group adopted a multi-brand strategy, establishing new operations to address growth opportunities. SThree currently operates 12 brands, the 3 largest being Computer Futures, Progressive and Huxley Associates, and has 30 offices in the UK and 9 offices in mainland Europe, in Belgium, The Netherlands, France, Germany and Ireland.

SThree has a selective approach to clients and focuses on high margin opportunities, predominantly within the small to medium-sized enterprises ('SME ') market, which SThree defines as including autonomous divisions of large corporates. The Group does not pursue a high volume/low margin model. SThree has a diverse, international client list of over 4,000 clients.

UK

SThree plc

('SThree' or the 'Group')

Interim Results for the Six Months Ended 31 May 2006

Operating Review

The Group achieved another strong set of results in the first half, continuing the trends evidenced last year and ahead of market expectations at the beginning of the financial year.

As a consequence of the strong growth in the share price since IPO, the Group has recently joined the FTSE 250 index, a significant achievement so early in our life as a public company.

These interim results are our first to be prepared under International Financial Reporting Standards (IFRS). While the application of IFRS has no significant impact on the reported results for the Group, the results for 2005 have been restated in accordance with IFRS. A reconciliation of prior periods' results to those restated under IFRS is shown in Note 12.

The Group's turnover for the six months ended 31 May 2006 increased by 24.0% to £178.0m (2005: £143.5m). Gross profit increased 28.7% to £59.2m (2005: £46.0m). The inherent operational gearing of the Group's business model has resulted in operating profit before exceptional items increasing by 44.0% to £15.1m (2005: £10.5m). The conversion ratio of operating profit (before exceptional items) to gross profit also increased substantially in the first half to 25.6% (2005: 22.9%). Operating profit after exceptional items increased by 34.4% to £13.1m (2005: £(9.7)m). Profit before tax was £12.5m (2005: £8.9m).

In addition to our ongoing investment in human capital we have continued to invest in our international office network and systems infrastructure. At 31 May 2006 our staff numbers had increased to 1,210 (30 November 2005: 1,073) operating from 39 offices in 6 countries. During the period under review we opened a new office for Progressive in Paris. We continue to expand organically and during the second half of 2006 are committed to opening offices in New York and Frankfurt for Huxley Associates, in addition to a new office in Munich for Computer Futures Solutions. These latter two openings will increase our presence in the German market to four offices. We are also successfully progressing the development of a new Enterprise Resource Planning system for the Group which we expect to deliver considerable benefits in staffing efficiencies and other cost savings. The project is on budget and on schedule for implementation at the start of 2007.

Gross profit from permanent placements continued to grow in the first half of 2006 at a faster rate (+40. 5%) than that from contract placements (+19.5%) reflecting the upside gearing of the permanent business in a buoyant market. As a consequence, the ratio of gross profit between the contract and permanent segments reached 52:48 (2005: 56:44). The gross margin on contract placements remained broadly constant at c.21%. The number of active contractors at the half-year end increased by 14.8% to 4,335, and we also saw an increase in the average gross profit per day rates year on year of 2.3% to £59.70. The number of permanent placements increased by 32.0% to 3,475, with an increase in average fees for the six months of 6.5% to £8,140 year on year.

United Kingdom vs Non-UK

Turnover from UK-based clients increased by 23.3% to £134.7m (2005: £109.2m) and gross profit increased by 24.1% to £43.5m (2005: £35.0m). Turnover from non-UK based clients increased by 26.2% to £43.3m (2005: £34.3m) and gross profit increased by 43.7% to £15.7m (2005: £10.9m). The higher increase in gross

profit outside of the UK is partly related to the greater percentage of permanent placements in the business mix.

ICT vs non-ICT

Turnover from our ICT business increased by 20.4% to £160.9m (2005: £133.6m) and gross profit increased by 23.0% to £49.7m (2005: £40.4m). Turnover from non-ICT increased by 72.2% to £17.1m (2005: £9.9m) and gross profit increased by 70.4% to £9.5m (2005: £5.6m). It is pleasing to note that our long established ICT franchise posted further healthy growth whilst our newer non-ICT businesses, as we would expect, continue to grow at a faster pace.

Brand Contribution

Gross profit from our four largest brands Computer Futures, Huxley, Progressive and Pathway increased by 14.8%, 41.3%, 20.2% and 39.8% respectively. We are particularly pleased that our longest established brands continue to post strong growth in fee income. The performance of Huxley reflects not only its established presence in ICT, but also particularly strong growth outside the ICT sector and its increasing international presence.

Gross profit from our smaller UK-based brands, which are primarily ICT focused, also continued to increase strongly by 42.9% to £11.9m (2005: £8.3m).

Exceptional Items

Certain employees received share options and awards at flotation and subsequently under related arrangements. Under IFRS2, the charge to the income statement is based on the fair value of the shares at the time of the award or grant of the option. This amounted to £2.1m (2005:£0.8m). However, since these options and awards relate to shares already in issue prior to flotation, the only related cash cost to the Group is the employer's national insurance cost (£0.2m). The difference of £1.9m between the charge reported in the income statement and the net cash cost is reported as a credit to equity.

Taxation

The charge for taxation on profits before exceptional items amounted to £4.2m (2005: £3.3m), giving an effective tax rate of 29.0% (2005: 34.3%).

Under Schedule 23 of the Finance Act 2003, the Group obtains a corporation tax deduction relating to the various share awards and options exercised.. The amount of the tax deduction is calculated by reference to the share price at the time of exercise. As a consequence the cash benefit to the Group of the tax deduction is greater than the tax credit on the exceptional item reported in the income statement. This difference under IFRS is dealt with through equity. The total Schedule 23 tax benefit amounts to £1.8m, of which £0.6m appears in exceptional items in the income statement, and the remaining £1.2m is therefore a credit equity.

Earnings Per Share

Due to the complex nature of our capital structure before the flotation we have presented an 'adjusted' earnings per share for the 2005 comparative period based on the capital structure immediately post flotation, to enable the figures to be compared meaningfully to earnings per share for the current period. On this basis, the basic earnings per share before exceptional items increased by 145.5% to 8.1p (2005: 3.3p adjusted), with basic earnings per share after exceptional items being 6.9p (2005: 2.8p adjusted).

On an unadjusted basis for 2005, basic earnings per share before exceptional items were 8.1p (2005: 11.0p) and after exceptional items were 6.9p (2005:

9.5p). The diluted earnings per share before exceptional items were 7.9p (2005: 11.0p).

Cash Flow

At the start of 2006, the Group had net debt of £9.6m. This number was flattered to the tune of £10.0m of cash representing income tax and social charge liabilities relating to the share awards made on IPO, which had been collected from beneficiaries but was not liable to be paid over to the tax authorities until shortly after year-end. In the first half of 2006, the Group used £0.2m of cash in operations, after funding a £16.7m increase in working capital as a result of increased business activity and settlement of the above-mentioned income tax liabilities. Tax recovered, as a result of the exceptional tax credit, amounted to £2.0m and net capital expenditure was £1.4m. As at 31 May 2006, the Group had net debt of £9.8m.

Dividends

It is the Board's intention to pay dividends at a level that it believes is sustainable throughout the economic cycle and is in line with comparable quoted businesses. The Board proposes to pay an interim dividend of 2.4p per share. The interim dividend will be paid on 22 September 2006 to those shareholders on the register at 25 August 2006.

Current Trading and Future Prospects

The first half of 2006 has seen the Group report a further strong set of results and it is particularly pleasing to report growth across all sectors and geographies, a reflection of the fact that trading conditions in the specialist recruitment markets we serve remain positive. We remain confident that the first half positions us well to make further progress for the year as a whole.

- Ends -

Consolidated Income Statement - unaudited
for the 6 months ended 31 May 2006

		Six months ended 31 May 2006			Six months ended 31 May 2005			Year ended 30 Nc	
		Ordinary activities	Exceptional items	Total	Ordinary activities restated	Exceptional items restated	Total restated	Ordinary activities restated	Excepti i rest
	Note	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£
Revenue	2	177,993	-	177,993	143,546	-	143,546	315,087	
Cost of sales		(118,829)	-	(118,829)	(97,587)	-	(97,587)	(210,606)	
Gross profit	2	59,164	-	59,164	45,959	-	45,959	104,481	
Administrative expenses	3	(44,038)	(2,068)	(46,106)	(35,456)	(788)	(36,244)	(75,022)	(15,
Operating profit		15,126	(2,068)	13,058	10,503	(788)	9,715	29,459	(15,
Finance Income		84	-	84	229		229	482	
Finance cost		(738)	-	(738)	(999)	-	(999)	(1,973)	
Share of profit of joint venture		49	-	49	-	-	-	-	
Profit before taxation		14,521	(2,068)	12,453	9,733	(788)	8,945	27,968	(15,
Taxation	4	(4,214)	621	(3,593)	(3,336)	236	(3,100)	(8,702)	4
Profit after taxation		10,307	(1,447)	8,860	6,397	(552)	5,845	19,266	(11,
Dividends - non-equity	5	-	-	-	(2,263)	-	(2,263)	(4,351)	
Profit for the period		10,307	(1,447)	8,860	4,134	(552)	3,582	14,915	(11,

Attributable

to:									
Equity holders of the Company		10,173	(1,447)	8,726	4,076	(552)	3,524	14,780	(11,
Minority interest		134	-	134	58	-	58	135	
		10,307	(1,447)	8,860	4,134	(552)	3,582	14,915	(11,
Earnings per share	6	pence	pence	pence	pence	pence	pence	pence	p
Basic		8.1	(1.2)	6.9	11.0	(1.5)	9.5	35.1	(2
Diluted		7.9	(1.1)	6.8	11.0	(1.5)	9.5	34.1	(2
Adjusted - basic		8.1	(1.2)	6.9	3.3	(0.5)	2.8	11.9	(
Adjusted - diluted		7.9	(1.1)	6.8	3.3	(0.5)	2.8	11.5	(

All amounts relate to continuing

operations.

An interim dividend of 2.4 pence (2005: nil) per Ordinary Share will be paid on 22 September 2006 t[illegible]shar the register at the close of business on 25 August 2006.

Consolidated Statement of Changes in Equity - unaudited
as at 31 May 2006

	Share capital	Share premium	Shares to be issued	Capital reserve	Currency translation reserve	Retained earnings	Total equity
	£'000	£'000	£'000	£'000	£'000	£'000	£'000
Balance at 1 December 2004 (restated)	2,214	-	6,035	-	-	(1,967)	6,282
Profit for the 6 months to 31 May 2005						3,524	3,524
Issue of share capital	14	74					[illegible]
Deferred tax on employee share options						8,641	8,641
Currency translation differences					(187)		(187)
Balance at 31 May 2005 (restated)	2,228	74	6,035	-	(187)	10,198	18,348
Profit for the 6 months to 30 November 2005						76	76
Employee share award and share option credit						11,966	11,966
Deferred tax on employee share options						(1,326)	(1,326)
Current tax on employee share options						3,136	3,136
Satisfaction of rights of shares to be issued	30	6,005	(6,035)				-
Share issue costs charged to share premium		(3,154)					(3,154)
Conversion of preference shares	(878)			878			-
Currency translation differences					41		41

Balance at 30 November 2005 (restated)	1,380	2,925	-	878	(146)	24,050	29,087
Profit for the 6 months to 31 May 2006						8,726	8,726
Employee share award and share option credit						1,874	1,874
Deferred tax on employee share options						2,337	2,337
Current tax on employee share options						1,231	1,231
Currency translation differences					63		63
Balance at 31 May 2006	1,380	2,925	-	878	(83)	38,218	43,318

Consolidated Balance Sheet - unaudited
as at 31 May 2006

	Note	31 May 2006	31 May 2005 restated	30 November 2005 restated
		£'000	£'000	£'000
ASSETS				
Non-current assets				
Intangible assets		68	57	43
Property, plant and equipment		2,623	2,579	2,815
Assets under construction		790	-	-
Investment in joint venture		49		
Deferred tax asset		12,115	10,374	10,014
		15,645	13,010	12,872
Current assets				
Trade and other receivables		83,761	66,128	74,900
Current tax debtor		-	-	2,994
Cash and cash equivalents	8	2,468	21,995	2,901
		86,229	88,123	80,795
Total assets	2	101,874	101,133	93,667
LIABILITIES				
Current liabilities				
Provisions for liabilities and charges		(484)	(316)	(364)
Trade and other payables		(38,342)	(36,560)	(46,141)
Financial liabilities - borrowings		(12,250)	(39,900)	(12,451)
Current tax liabilities		(1,114)	(1,207)	-
		(52,190)	(77,983)	(58,956)
Non-current liabilities				
Provisions for liabilities and charges		(6,061)	(4,714)	(5,453)
		(6,061)	(4,714)	(5,453)
Total liabilities		(58,251)	(82,697)	(64,409)
Net Assets		43,623	18,436	29,258
EQUITY				
Capital and reserves attributable to the Company's shareholders				
Share capital		1,380	2,228	1,380
Share premium		2,925	74	2,925
Shares to be issued		-	6,035	-
Capital reserve		878	-	878
Currency translation reserve		(83)	(187)	(146)
Retained earnings		38,218	10,198	24,050
		43,318	18,348	29,087
Minority interest		305	88	171
Total equity		43,623	18,436	29,258

Consolidated Cash Flow Statement
for the 6 months ended 31 May 2006

	Note	Six months ended 31 May 2006	Six months ended 31 May 2005 restated	Year ended 30 November 2005 restated
		£'000	£'000	£'000
Cash flows from operating activities				
Cash (used in)/generated from operating activities	7	(179)	6,192	24,954
Income tax received/(paid)		1,978	(2,556)	(5,449)
Net cash generated from operating activities		1,799	3,636	19,505
Cash flows from investing activities				
Purchase of fixed assets		(1,446)	(1,327)	(2,702)-
Proceeds from disposal of fixed assets		56	-	-
Net cash used in investing activities		(1,390)	(1,327)	(2,702)
Cash flows from financing activities				
Expenses paid in respect of share issue		-	-	(1,008)
Drawdown on new loan facility		3,250	-	9,000
Repayment of loan stock		-	-	(39,900)
Interest received		84	229	482
Interest paid		(738)	(999)	(1,973)
Proceeds from issue of ordinary shares		-	85	88
Issue of share capital to minority interest		-	-	30
Preference dividends paid		-	(4,525)	(8,876)
Net cash generated from/(used in) financing activities		2,596	(5,210)	(42,157)
Net increase/(decrease) in cash and cash equivalents		3,005	(2,901)	(25,354)
Cash and cash equivalents at beginning of the period		(550)	24,956	24,956
Exchange gains/(losses) on cash and cash equivalents		13	(60)	(152)
Cash and cash equivalents at the end of the period	8	2,468	21,995	(550)

Notes to the financial statements - unaudited

1 Accounting policies

The consolidated interim financial statements are for the six months ended 31 May 2006. These financial statements have been prepared in accordance with accounting policies expected to be followed for the year ending 30 November 2006 and the Listing Rules of the London Stock Exchange. European Union (EU) law requires that the consolidated financial statements for the year ending 30 November 2006 be prepared in accordance with IFRS adopted for use in the EU. The interim financial statements are unaudited but have been reviewed by the auditors.

Following the implementation of IFRS, SThree plc's accounting policies, as set out below, have been consistently applied to all the periods presented unless otherwise stated.

Consolidation

The consolidated financial statements incorporate the financial statements of SThree plc and of its subsidiaries, together with the Group's share of the results of its joint ventures. Subsidiaries are all entities over which SThree plc has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting

rights. Subsidiaries are fully consolidated from the date on which control is transferred to SThree plc; they are de-consolidated from the date that control ceases. Joint ventures are defined as where the Group has joint control and are accounted for using the equity method of accounting.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Foreign currencies
Items included in the financial statements of each of SThree plc's subsidiaries are measured using the currency of the primary economic environment in which that subsidiary operates (its 'functional currency'). The consolidated financial statements of SThree plc are presented in sterling which is SThree plc's functional and presentation currency. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

The results and financial position of all of SThree plc's subsidiaries (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from SThree plc's presentation currency are translated into the presentation currency as follows:

- Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

- Income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

- All resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Intangible assets

Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the company's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is included in intangible assets and is tested annually for impairment. Any impairment is recognised immediately in the income statement and is not subsequently reversed.

Computer software
Acquired computer software licenses are capitalised on the basis of the costs incurred to acquire and bring into use the specific software. These costs are amortised over their estimated useful lives.

Costs that are directly associated with the production of identifiable and unique software products, controlled by SThree plc and that will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include the employee costs of the development team and an appropriate portion of relevant overheads.

Computer software development costs recognised as assets are amortised over their expected useful lives (not exceeding five years). Amortisation will commence once the computer software is fully implemented and put into use.

Costs associated with maintaining computer software programmes are recognised as an expense when incurred.

Trademarks
Trademarks are recognised at cost. They have a definite useful life and are carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost of trademarks over their

estimated useful lives.

Property plant and equipment
Property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation is calculated using the straight line method to allocate the depreciable value of property, plant and equipment to the income statement over their useful economic lives as follows:

Furniture, fittings and equipment	20%
Computer equipment	33.33%
Motor vehicles	33.33%
Leasehold improvements	20%

Assets' residual values and useful lives are reviewed and adjusted, if appropriate, at each balance sheet date.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to SThree plc and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing proceeds with carrying amounts. These are included in the income statement.

Impairment of assets
Assets that have an indefinite life are not subject to amortisation and are tested annually for impairment.

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

Trade receivables
Trade receivables are measured at cost less any provision necessary when there is objective evidence that SThree plc will not be able to collect all amounts due.

Cash and cash equivalents
Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

Assets leased under an operating lease
Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases net of any incentives received from the lessor are charged to the income statement on a straight line basis over the lease periods.

Provisions, contingent liabilities and contingent assets
Provisions for dilapidations, onerous leases and deemed employment exposures are recognised when SThree plc has a legal or constructive obligation as a result of past events, it is more likely than not that an outflow or resources will be required to settle the obligation and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligation as a whole. A provision may be recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Deferred tax
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates that have been enacted or substantially

enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Share
capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Employee benefits

- Pension obligations - SThree plc has defined contribution plans and pays contributions to privately administered pension plans on a mandatory, contractual or voluntary basis. SThree plc has no further payment obligations once the contributions have been paid.

- Bonus plans - SThree recognises a liability and an expense for bonuses based on the Directors' best estimate of the amounts due. SThree plc recognises a provision where contractually obliged or where there is a past practice of payments that has created a constructive obligation.

- Termination benefits - Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for those benefits. SThree plc recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to present value.

Employee Benefit Trusts
The Employee Benefit Trusts ('EBT') were funded by gifts from certain SThree plc shareholders and Directors. The assets and liabilities of the EBT are consolidated into the SThree plc consolidated financial statements.

The EBTs' only assets are the shares in SThree plc which were gifted and hence no cost is attributed to those shares and no amounts are shown in SThree plc's financial statements.

Share-based compensation
The shares in the EBT are held for awards and grants under the employee share award and share option schemes.

Where shares are awarded, the fair value of the shares on the date of the grant is charged to the income statement in the year of grant, or over the period to which any performance criteria relate until the vesting date. Corresponding adjustment is made to equity.

Where options are awarded, the fair value of the share options on the date of grant is charged to the income statement over the vesting period of the share option, based on the number of options which are expected to become exercisable. A corresponding adjustment is made to equity. At each balance sheet date, SThree revises its estimates of the number of options that are expected to become exercisable and recognises the impact of any revision of original estimates in the income statement.

Revenue
Revenue represents sales to third parties for services provided during the period, excluding value added tax and other sales taxes outside the UK.

Contract revenue for the supply of professional services is based on the number of hours worked by a contractor.

Revenue for permanent placements is recognised when employment candidates commence employment.

Exceptional items

Items which are non-recurring and sufficiently material are presented separately within their relevant consolidated income statement category. The separate reporting of such items helps provide a better indication of the Group's

underlying business performance.

2 Segmental analysis

As the Group operates in one business segment, being that of recruitment services, no additional business

segment information is required to be provided. The Group's secondary segment is geographical and the segmental results by geographical area are shown below.

	By location of client			By location of operating company		
	Six months ended		Year ended	Six months ended		Year ended
	31 May 2006	31 May 2005	30 November 2005	31 May 2006	31 May 2005	30 November 2005
		restated	restated		restated	restated
	£'000	£'000	£'000	£'000	£'000	£'000
Revenue						
United Kingdom	134,676	109,228	243,602	168,750	136,075	299,019
Europe and rest of the world	43,317	34,318	71,485	9,243	7,471	16,068
	177,993	143,546	315,087	177,993	143,546	315,087
Gross profit						
United Kingdom	43,469	35,038	79,501	51,663	40,348	92,147
Europe and rest of the world	15,695	10,921	24,980	7,501	5,611	12,334
	59,164	45,959	104,481	59,164	45,959	104,481
Operating profit						
Operating profit before exceptional items						
United Kingdom				13,339	10,135	27,789
Europe and rest of the world				1,787	368	1,670
				5,126	10,503	29,459
Exceptional items:						
United Kingdom				(2,068)	(788)	(15,939)
				13,058	9,715	13,520
Total assets						
United Kingdom				96,140	93,761	87,248
Europe and rest of the world				5,734	7,372	6,419
				101,874	101,133	93,667
Capital expenditure						
United Kingdom				1,446	1,327	2,548
Europe and rest of the world				-	-	154
				1,446	1,327	2,702

The following segmental analyses, by brand, by recruitment classification and by discipline, have been included as additional disclosure over and above the requirements of IAS 14 'Segment Reporting'.

	Revenue			Gross profit		
	Six months ended		Year ended	Six months ended		Year ended

	31 May 2006	31 May 2005 restated	30 November 2005 restated	31 May 2006	31 May 2005 restated	30 November 2005 restated
	£'000	£'000	£'000	£'000	£'000	£'000
Brand						
Computer Futures Solutions	51,492	46,654	96,223	16,948	14,765	30,620
Huxley Associates	39,654	28,581	64,971	14,973	10,595	24,911
Progressive Computer Recruitment	36,375	30,797	66,728	11,070	9,212	19,750
Pathway	16,769	12,531	27,586	4,261	3,063	6,979
Others	33,703	24,983	59,579	11,892	8,324	22,221
	177,993	143,546	315,087	59,164	45,959	104,481
Recruitment classification						
Contract	149,707	123,417	267,071	30,878	25,830	56,465
Permanent	28,286	20,129	48,016	28,286	20,129	48,016
	177,993	143,546	315,087	59,164	45,959	104,481
Discipline						
Information & communication technology	160,862	133,599	285,388	49,666	40,386	88,190
Other(1)	17,131	9,947	29,699	9,498	5,573	16,291
	177,993	143,546	315,087	59,164	45,959	104,481

(1) Including banking and finance, accountancy, human resources and engineering sectors.

3 Administrative expenses - exceptional items

	Six months ended 31 May 2006	31 May 2005	Year 30 Nov res
	£'000	£'000	
Employee share awards and share options	1,874	-	1
Employer's National Insurance on share awards and options, and related costs	194	-	
Special management bonuses	-	788	
	2,068	788	1

Certain employees received share options and awards at flotation and subsequently under related arrangeme
In accordance with IFRS 2 'Share-based Payment', a charge has been reflected in the income statement, wit
corresponding charge for Employer's National Insurance.

Special management bonuses related to amounts paid to certain Directors and senior Group management, in proportion to their interest in Zero coupon preference shares, for services provided, recognising the fac that these preference shares did not bear dividends. The Zero coupon preference shares ceased to exist af the flotation and the special management bonuses are no longer payable.

4 Taxation

		Ordinary activities	Exceptional items	Six months ended 31 May 2006 Total	31 May 2005 restated	Year 30 Nov res
		£'000	£'000	£'000	£'000	
Current tax	- United Kingdom	3,422	(621)	2,801	2,574	
	- Overseas	729	-	729	450	

Deferred tax	63	-	63	76
	4,214	(621)	3,593	3,100

The total tax charge is in line with the standard rate of corporation tax in the UK (30%).

In the six months to 31 May 2006 a current tax credit of £1.2m (31 May 2005: nil; 30 November 2005: £3.1n has been taken directly to equity under IFRS 2 'Share-based Payment' and IAS 12 'Income Taxes'.

The tax charge does not include the anticipated Schedule 23 tax credit which would crystallise on share a that are expected to be granted during the second half of the financial year (no later than 9 months afte date of flotation). Only the Schedule 23 tax credit on share awards and options actually granted during t six months to 31 May 2006 has been included.

5 Dividends

	Six months ended 31 May 2006	31 May 2005 restated	Year ended 30 November 2005 restated
	£'000	£'000	£'000
Amounts paid as distributions to non-equity holders in the period:			
Preference dividend payable of 5% (net) on Preference and 'A' Preference Shares	-	2,263	4,351

6 Earnings per share

	Six months ended 31 May 2006	31 May 2005 restated	Year ended 30 November 2005 restated
	£'000	£'000	£'000
Earnings			
Profit for the period	8,726	3,524	3,600
Effect of exceptional items (net of tax)	1,447	552	11,180
Profit for the period excluding exceptional items	10,173	4,076	14,780
	millions	millions	millions
Number of shares			
Weighted average number of shares used for basic EPS	125.9	37.1	42.2
Dilution effect of share plans	2.1	-	1.2
Diluted weighted average number of shares used for diluted EPS	128.0	37.1	43.4
	pence	pence	pence
Basic			
Basic earnings per share	6.9	9.5	8.5
Basic earnings per share excluding exceptional items	8.1	11.0	35.1
Dilutive			
Diluted earnings per share	6.8	9.5	8.3
Diluted earnings per share excluding exceptional items	7.9	11.0	34.1

Additional disclosure

The earnings per share figures presented above have been prepared in accordance with International Financial Reporting Standard 14 'Earnings per share'. Due to the flotation

and, consequently, the share capital conversion occurring late in the financial year, the weighted average number of shares used in the above calculations is considerably lower than the actual number of Ordinary Shares in issue at the end of the financial year. Therefore, the Directors believe that an additional EPS figure as at 31 May 2005 and 30 November 2005 should be disclosed, based on the capital structure at the balance sheet date. For this EPS figure the preference dividend is excluded from the calculation of earnings as it would not have been paid had the capital structure as at the balance sheet date been in place throughout the relevant period. The Directors believe that these adjustments result in an EPS figure which is a better representation of the underlying trend in Group performance. The following tables set out the number of shares and the earnings used in the calculation of the adjusted earnings per share.

Adjusted			
	millions	millions	millions
Adjusted basic number of ordinary shares	125.9	124.3	124.3
Adjusted dilutive number of ordinary shares	128.0	124.3	128.0
	pence	pence	pence
Basic earnings per share	6.9	2.8	2.9
Basic earnings per share excluding exceptional items	8.1	3.3	11.9
Diluted earnings per share	6.8	2.8	2.8
Diluted earnings per share excluding exceptional items	7.9	3.3	11.5

All earnings are derived from continuing operations

7 Cash flows from operating activities

	Six months ended 31 May 2006	31 May 2005 restated	Year ended 30 November 2005 restated
	£'000	£'000	£'000
Profit before taxation	12,453	8,945	12,029
Adjustments for:			
Depreciation and amortisation	708	570	1,442
Loss on disposal of fixed assets	23	-	275
Non-cash element of the charge for share awards and options	1,874	-	11,966
Profit from partial deemed disposal	-	-	24
Interest receivable	(84)	-	-
Interest payable	738	770	1,491
Foreign exchange gain	-	(106)	-
Changes in working capital and provisions:			
Increase in debtors	(8,891)	(6,621)	(15,462)
(Decrease)/increase in creditors	(7,728)	2,921	500
Increase/(decrease) in provisions	728	(287)	12,689
Cash (used in)/generated from operations	(179)	6,192	24,954

8 Cash and cash equivalents

Six months ended Year ended

	31 May 2006	31 May 2005 restated	30 November 2005 restated
	£'000	£'000	£'000
Cash and cash equivalents include the following for the purposes of the cash flow statement:			
Cash at bank and in hand	2,468	21,995	2,901
Bank overdrafts	-	-	(3,451)
	2,468	21,995	(550)

9 Capital commitments

The Group had capital commitments of £5.8m (31 May 2005: nil; 30 November 2005: £0.1m).

10 Basis of preparation

The interim financial information has been prepared on the assumption that all IFRS statements, including International Accounting Standards (IAS's), Standing Interpretations Committee (SIC) interpretations and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the International Accounting Standards Board (IASB) as effective for 2006 reporting will be endorsed by the European Commission. These are subject to ongoing review and possible amendment by the IASB and subsequent endorsement by the European Commission and therefore may change. Further standards and interpretations may also be issued that will become applicable for the Group's financial year ending 30 November 2006. In 2006 the Group has adopted IFRS for the first time with the date of transition being 1 December 2004. The interim financial information is covered by IFRS1 'First-time Apoption of International Financial Statements', being part of the period covered by the Group's first IFRS financial statements for the year ended 30 November 2006. IAS 34 'Interim Financial Reporting' has not been applied to this interim financial information.

The financial information does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985. Statutory accounts for the year ended 30 November 2005, which were prepared under accounting policies generally accepted in the UK, have been filed with the Registrar of Companies. The auditors' report on those accounts was unqualified and did not contain a statement made under Section 237(2) of Section 237(3) of the Companies Act 1985.

11 Date of approval of interim statements

The interim announcement covers the period 1 December 2005 to 31 May 2006 and was approved by the Board on 21 July 2006.

The interim report will be sent to shareholders in due course. Further copies will be available from the Company's registered office, 41-44 Great Windmill Street, London W1D 7NB, and can be accessed on the SThree website, www.sthree.com.

12 Principal impact of IFRS

The key differences between UK GAAP and IFRS that will impact the SThree Group are set out below.

The Group has taken advantage of the exemption available under IFRS 1 where cumulative translation differences for all foreign operations are deemed to be zero at the date of transition. The Group has also taken the exemption not to apply IFRS 2 'Share-based Payment' to share options granted before 7 November 2002. In addition, as permitted by IFRS 1, the Group has adopted IAS 32 'Financial Instruments: disclosure and presentation' and IAS 39 'Financial Instruments: recognition and measurement', prospectively from 1 December 2005.

Software development costs

Under UK GAAP, the costs of developing software were written off to the income statement

in the year in which they were incurred.

Under IFRS, IAS 38 'Intangible assets', the company is required to capitalise the cost of software development where certain recognition criteria are met, including technical feasibility and probable future economic benefit. The capitalised cost is then amortised over the expected future life of the developed software.

As a result of this change in accounting policy, SThree plc's net assets under IFRS have increased by £67,000 as at 1 December 2004, £57,000 as at 31 May 2005 and £43,000 as at 30 November 2005, before the impact of deferred tax. Operating profit decreased for the six month period ended 31 May 2005 by £10,000 and for the year to 30 November 2005 by £24,000, represented by the capitalisation of costs previously written off under UK GAAP of £7,000 and £14,000 respectively, offset by £17,000 and £38,000 of amortisation of amounts capitalised.

Foreign exchange on inter-company loans

Under UK GAAP, foreign exchange differences arising on inter-company financing loans were recognised directly within reserves, where those loans were deemed to be permanent in nature. For SThree plc, a number of these loans are between one subsidiary of SThree plc and another subsidiary, rather than from the parent to a subsidiary.

Under IFRS, IAS 21 'The effects of changes in foreign exchange rates' does allow foreign exchange permanent differences arising on loans between fellow subsidiaries to be dealt with in reserves when it is considered to be part of the net investment in a foreign operations. Any temporary foreign exchange differences that do not form part of the net investment in a foreign operation must be recognised within the income statement.

As a result of the application of IAS 21, SThree plc's reported profit for the six months ended 31 May 2005 has increased by £106,000 and for the year ended 30 November 2005 has decreased by £24,000, following the reclassification of a foreign exchange credit from reserves into the IFRS income statement.

Share-based payments

SThree plc operates a number of share-based incentive schemes (both awards of options and awards of shares) that fall into the scope of IFRS 2 'Share-based payments'. Under UK GAAP, SThree plc recognised a charge based on the intrinsic value of any such award at the date of issue, where the intrinsic value is defined as being the difference between the fair value of an SThree plc equity share at the date of issue of the award, and any exercise price payable in respect of the award. In the past, the calculation of intrinsic value has led to a minimal charge being recognised in the income statement.

Under IFRS, IFRS 2 'Share-based payments' requires that a charge be recognised in respect of all share-based payments based on the fair value of the options or shares at the date of grant, where that fair value is calculated using an appropriate pricing model; the charge is recognised over the vesting period of the award.

The application of IFRS 2 has not resulted in any material adjustment to SThree plc's reported profits for the six months ended 31 May 2005 as SThree plc have concluded that the fair value of SThree plc share awards at the date of their issue was not significant. For the year ended 30 November 2005 the adjustment was £3.2m of which £3.1m was due to the change in the treatment of current tax which has been taken directly to equity (IAS 12 'Income Taxes'). If further share options are issued in the future then the charge in respect of any such share options could be significant.

Deferred tax

Under UK GAAP, deferred tax was recognised in respect of all timing differences that had originated but not reversed at the balance sheet date where transactions or events had occurred at that date that would result in an obligation to pay more, or a right to pay less or to receive more tax.

Under IFRS, IAS 12 'Income taxes' requires that deferred tax be recognised on all taxable temporary differences between the tax base and the accounting base of the balance sheet items included in the balance sheet of SThree plc, except to the extent that such temporary differences arise on initial recognition of an asset or liability. This means that deferred tax is recognised on certain temporary differences that would not have given rise to deferred tax under UK GAAP. The most significant differences between UK GAAP and IFRS in respect of deferred tax relate to the following:

- under IFRS deferred tax is provided on the temporary difference arising between the tax base of any share-based payments and the accounting base of those share based payments. This gives rise to an additional deferred tax asset of £8.6 million as at 31 May 2005 and £7.3 million at 30 November 2005.

- under IFRS deferred tax is provided on temporary differences arising on investments in subsidiaries (principally in respect of unremitted earnings), except where an entity can control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. SThree plc has decided that the remittance of earnings held by overseas subsidiaries is not probable and that therefore no deferred tax liability is required.

In addition to these adjustments, the carrying values of deferred tax assets and liabilities in the balance sheet have been adjusted to reflect the restatement of assets and liabilities arising from the adoption of IFRS.

SThree plc
Reconciliation of Profit

	As at 31 May 2005 (comparable interim period under UK GAAP)			As at 30 November 2005 (end of last period presented under UK GAAP)		
	Under UK GAAP	Effect of transition to IFRS	Under IFRS	Under UK GAAP	Effect of transition to IFRS	Under IFRS
	£'000	£'000	£'000	£'000	£'000	£'000
Turnover	143,546	-	143,546	315,087	-	315,087
Cost of sales	(97,587)	-	(97,587)	(210,606)	-	(210,606)
Gross profit	45,959	-	45,959	104,481	-	104,481
Administrative expenses	(36,340)	96	(36,244)	(90,838)	(123)	(90,961)
Operating profit	9,619	96	9,715	13,643	(123)	13,520
Net finance cost	(770)	-	770	(1,491)	-	(1,491)
Profit before taxation	8,849	96	8,945	12,152	(123)	12,029
Taxation	(3,103)	3	(3,100)	(831)	(3,112)	(3,943)
Profit after taxation	5,746	99	5,845	11,321	(3,235)	8,086
Dividends - non-equity	(2,263)	-	(2,263)	(4,351)	-	(4,351)
Profit for the period	3,483	99	3,582	6,970	(3,235)	3,735
Attributable to:						
Equity holders of the Company	3,425	99	3,524	6,835	(3,235)	3,600
Minority interest	58	-	58	135	-	135
	3,483	99	3,582	6,970	(3,235)	3,735
Earnings per share	pence	pence	pence	pence	pence	pence
Basic	9.2	0.3	9.5	16.2	(7.7)	8.5
Diluted	9.2	0.3	9.5	15.7	(7.4)	8.3

	IAS	£'000	£'000
Profit under UK GAAP		3,483	6,970
Capitalisation of intangible assets	38	7	14
Amortisation of intangible assets	36	(17)	(38)
IFRS 2 employee share awards		-	(75)

SThree plc - Holding(s) in Company

SThree plc
24 July 2006

Holding in Company

SThree announces that Barclays PLC notified the Company on 21 July 2006 that it no longer has a notifiable interest in the share capital of the Company.

\- Ends -

Notes to editors

SThree, founded in 1986, is one of the leading specialist staffing businesses in the UK. The Group provides both permanent and contract specialist staffing services in the UK and Europe, primarily in the information and communications technology ('ICT') sector and, to an increasing extent, the banking and finance, accountancy, human resources and engineering sectors. Following the establishment of its first business, Computer Futures, in 1986, the Group adopted a multi-brand strategy, establishing new operations to address growth opportunities. SThree currently operates 12 brands, the 3 largest being Computer Futures, Progressive and Huxley Associates, and has 30 offices in the UK and 9 offices in mainland Europe, in Belgium, The Netherlands, France, Germany and Ireland.

SThree has a selective approach to clients and focuses on high margin opportunities, predominantly within the small to medium-sized enterprises ('SME') market, which SThree defines as including autonomous divisions of large corporates. The Group does not pursue a high volume/low margin model. SThree has a diverse, international client list of over 4,000 clients.

SThree plc is quoted on the Official List of the UK Listing Authority under the ticker symbol STHR.

This information is provided by RNS
The company news service from the London Stock Exchange

SThree plc - Director/PDMR Shareholding

SThree plc
26 July 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

SThree plc....................................

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)...................................

3. Name of person discharging managerial responsibilities/director

Ian Michael Colletts..................................

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/a..................................

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification in respect of a holding of the person referred to in 3 above..................................

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 0.01 each..................................

7. Name of registered shareholders(s) and, if more than one, the number of

shares held by each of them

Ian Michael Colletts...................................

8 State the nature of the transaction

Exercise and sale of share options ....

....

9. Number of shares, debentures or financial instruments relating to shares acquired

N/a...................................

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/a...................................

11. Number of shares, debentures or financial instruments relating to shares disposed

70,743...................................

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.05%...................................

13. Price per share or value of transaction

£3.15...................................

14. Date and place of transaction

24th July 2006, London...................................
....

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

75,000.........0.05%........................

16. Date issuer informed of transaction

25th July 2006...................................

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

...... N/a ....

18. Period during which or date on which it can be exercised

.... N/a ....

19. Total amount paid (if any) for grant of the option

.... N/a ....

20. Description of shares or debentures involved (class and number)

.... N/a ....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

.... N/a ....

22. Total number of shares or debentures over which options held following notification

.... N/a ....

23. Any additional information

.... N/a ....

24. Name of contact and telephone number for queries

Ian Colletts 020 7292 3838

Name and signature of duly authorised officer of issuer responsible for making notification

Ian Colletts, Company Secretary, SThree

Date of notification

26th July 2006...................................

END

investegate

SThree plc - Interest in Shares

SThree plc
31 July 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

SThree plc

2. Name of shareholder having a major interest

AEGON UK plc Group of Companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

10,028,691 Citibank Nominees Limited

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

1,371,933

8. Percentage of issued class

0.99

9. Class of security

Ordinary Shares of 1p

10. Date of transaction

N/A

11. Date company informed

26 July 2006

12. Total holding following this notification

10,028,691

13. Total percentage holding of issued class following this notification

7.27

14. Any additional information

'The AEGON UK plc Group of Companies' means Scottish Equitable plc, Scottish Equitable (Managed Funds) Li
Fund Management UK ltd, AEGON Investment Management UK ltd, AEGON Asset Management UK plc, Scottish Equit
Limited, Guardian Assurance plc, Guardian Linked Life Assurance Limited, Guardian Pensions Management Lin
Guardian Unit Managers Limited, all having a place of business at Edinburgh Park, Edinburgh EH12 9SE

15. Name of contact and telephone number for queries

Ian Colletts 020 7292 3838

16. Name and signature of authorised company official responsible for making this notification

Ian Colletts, Company Secretary, SThree

Date of notification

31 July 2006

SThree plc - Interest in Share Capital

SThree plc
02 August 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

SThree plc

2. Name of shareholder having a major interest

Barclays plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above, through various legal entities

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Barclays Capital Nominees Limited	50,000
Barclays Capital Nominees Limited	22,087
Barclays Industrial Development Ltd.	1,265,510
Barclays Private Equity PVLP Ltd. Partnership	764,152
Boiss Nominees Ltd (A/c 4224361)	93,991
Chase Nominees Ltd (A/c 16376)	48,728
Chase Nominees Ltd (A/c 20947)	614,640
Chase Nominees Ltd (A/c 21359)	56,170
Chase Nominees Ltd (A/c 28270)	34,063
Investors Bank and Trust Co.	81,370
Investors Bank and Trust Co.	41,377
JP Morgan (BGI Custody) (A/c 16341)	59,165
JP Morgan (BGI Custody) (A/c 16400)	477,786
JP Morgan (BGI Custody) (A/c 16482)	469,114
JP Morgan (BGI Custody) (A/c 18409)	66,629
R C Creig Nominees Limited	2,455

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares of 1p

10. Date of transaction

N/A

11. Date company informed

31 July 2006

12. Total holding following this notification

4,147,237

13. Total percentage holding of issued class following this notification

3.01

14. Any additional information

15. Name of contact and telephone number for queries

Ian Colletts 020 7292 3838

16. Name and signature of authorised company official responsible for making this notification

Ian Colletts, Company Secretary, SThree

Date of notification

2 August 2006

SThree plc - Interest in Share Capital

SThree plc
02 August 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

SThree plc

2. Name of shareholder having a major interest

AEGON UK plc Group of Companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Citibank Nominees Limited

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares of 1p

10. Date of transaction

N/A

11. Date company informed

1 August 2006

12. Total holding following this notification

8,781,039

13. Total percentage holding of issued class following this notification

6.36

14. Any additional information

'The AEGON UK plc Group of Companies' means Scottish Equitable plc, Scottish Equitable (Managed Funds) Limited, AEGON Fund Management UK ltd, AEGON Investment Management UK ltd, AEGON Asset Management UK plc, Scottish Equitable Trustees Limited, Guardian Assurance plc, Guardian Linked Life Assurance Limited, Guardian Pensions Management Limited and Guardian Unit Managers Limited, all having a place of business at Edinburgh Park, Edinburgh EH12 9SE

15. Name of contact and telephone number for queries

Ian Colletts 020 7292 3838

16. Name and signature of authorised company official responsible for making this notification

Ian Colletts, Company Secretary, SThree

Date of notification

2 August 2006

investegate

SThree plc - Holding(s) in Company

SThree plc
07 August 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

SThree plc

2. Name of shareholder having a major interest

Simon Peter Arber

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Simon Peter Arber

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

210,380

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares of 1p

10. Date of transaction

N/A

11. Date company informed

4 August 2006

12. Total holding following this notification

15,035,194

13. Total percentage holding of issued class following this notification

10.90

14. Any additional information

The shares were disposed of as a result of the exercise of personal options granted by Simon Arber prior to IPO.

15. Name of contact and telephone number for queries

Ian Colletts 020 7292 3838

16. Name and signature of authorised company official responsible for making this notification

Ian Colletts, Company Secretary, SThree

Date of notification

7 August 2006

investegate

SThree plc - Holding(s) in Company

SThree plc
09 August 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

SThree plc

2. Name of shareholder having a major interest

AEGON UK plc Group of Companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Citibank Nominees Limited

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

352,534

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares of 1p

10. Date of transaction

N/A

11. Date company informed

8 August 2006

12. Total holding following this notification

8,107,848

13. Total percentage holding of issued class following this notification

5.88

14. Any additional information

'The AEGON UK plc Group of Companies' means Scottish Equitable plc, Scottish Equitable (Managed Funds) Limited, AEGON Fund Management UK ltd, AEGON Investment Management UK ltd, AEGON Asset Management UK plc, Scottish Equitable Trustees Limited, Guardian Assurance plc, Guardian Linked Life Assurance Limited, Guardian Pensions Management Limited and Guardian Unit Managers Limited, all having a place of business at Edinburgh Park, Edinburgh

EH12 9SE

15. Name of contact and telephone number for queries

Ian Colletts 020 7292 3838

16. Name and signature of authorised company official responsible for making this notification

Ian Colletts, Company Secretary, SThree

Date of notification

9 August 2006

investegate

SThree plc - Directorate Change

SThree plc
14 August 2006

Appointment of Non-Executive Director

SThree, one of the UK's leading specialist staffing businesses, announces that it has appointed Tony Ward OBE as a non-executive director with immediate effect.

Tony Ward (56) has over thirty years experience in a variety of senior executive roles with blue chip companies including BAA plc, Kingfisher plc and Grand Metropolitan Group plc. He joined BAA in 1997 as Group Human Resources Director and has held his current post of Services Director since 1999. In this role he is responsible for a number of group-wide activities including Information Technology, Security and Airside Operations. Mr Ward was a board director of BAA plc between November 1999 and July 2006.

Prior to joining BAA Mr Ward was Group Human Resources Director of Kingfisher plc and held senior personnel positions in both the operating divisions and corporate office of Grand Metropolitan plc. He is a Fellow of the Chartered Institute of Personnel Development and a former Deputy Chairman of the Commission for Racial Equality.

Sir Anthony Cleaver, Chairman commented: 'Tony is a highly experienced director and we are delighted to welcome him to the Group. His experience of human resources issues at the highest level adds a further relevant perspective to the Board and will be of particular benefit as we continue to expand the scale and scope of our staffing interests.'

There are no additional details relating to Tony Ward's appointment that are required to be disclosed pursuant to paragraph 9.6.13 (1-6) of the Listing Rules.

- Ends -

Enquiries:

SThree plc	020 7292 3838
Russell Clements, Chief Executive Officer	
Michael Nelson, Chief Financial Officer	
Citigate Dewe Rogerson	020 7638 9571
Kevin Smith / Seb Hoyle	

Notes to editors

SThree, founded in 1986, is one of the leading specialist staffing businesses in the UK. The Group provides both permanent and contract specialist staffing services in the UK and Europe, primarily in the information and communications technology ('ICT') sector and, to an increasing extent, the banking and finance, accountancy, human resources and engineering sectors. Following the establishment of its first business, Computer Futures, in 1986, the Group adopted a multi-brand strategy, establishing new operations to address growth opportunities. SThree currently operates 12 brands, the 3 largest being Computer Futures, Progressive and Huxley Associates, and has 30 offices in the UK and 9 offices in mainland Europe, in Belgium, The Netherlands, France, Germany and Ireland.

SThree has a selective approach to clients and focuses on high margin opportunities, predominantly within the small to medium-sized enterprises ('SME') market, which SThree defines as including autonomous divisions of large corporates. The Group does not pursue a high volume/low margin model. SThree has a diverse, international client list of over 4,000 clients.

SThree plc is quoted on the Official List of the UK Listing Authority under the

ticker symbol STHR.

SThree plc - Block Listing of Shares

SThree plc
16 August 2006

Block Listing of Shares

Application has been made to the UK Listing Authority and the London Stock Exchange for a block listing of 129,500 ordinary shares of 1p each in the SThree plc. These shares will be admitted to trading on the London Stock Exchange and to the Official List upon allotment pursuant to the Company's obligations under the SThree Executive Share Option Scheme. Participants in the SThree Executive Share Option Scheme will become entitled to these shares following the exercise of the share options. When issued, these shares will rank equally with the existing issued ordinary shares of the Company.

Contact: Ian Colletts,
Company Secretary
020 7292 3838

investegate

SThree plc - Exercise of Options

SThree plc
28 September 2006

Not for release, publication or distribution in whole or in part in or into the United States, Australia, Canada or Japan

28 September 2006

SThree plc
Exercise of Options, Gifts pursuant to the Share Gift Plan and Share Sale

SThree plc ('SThree' or the 'Company') announces today that two of the Company's senior management, Gary Goldsmith and Tim Lloyd, have exercised personal options granted to them prior to the Company's IPO by Simon Arber and William Bottriell, the founders of SThree as follows:

	Number of options	Option price
Gary Christopher Goldsmith	1,700,000	0.0002p
Timothy Alwyn Lloyd	1,100,000	0.0002p

In addition, another employee has exercised personal options over 156,117 shares in the Company ('Shares'). These options were satisfied by Shares currently owned by Simon Arber and William Bottriell. As a result of the exercise of these options, Messrs. Arber and Bottriell hold 13,760,200 and 16,765,889 Shares, representing 10.0% and 12.2% of the issued share capital, respectively.

SThree also announces that 148 employees received gifts of Shares under the terms of the SThree Share Gift Plan, details of which appear on Page 77 of the IPO Prospectus dated 11 November 2005, totalling 4,729,783 Shares. These included a gift of 3,840 Shares to Ian Colletts.

Following the above, employees are today selling 6,864,370 Shares through UBS Investment Bank. Of these, Gary Goldsmith is selling 1,700,000 Shares, Tim Lloyd is selling 1,100,000 Shares and Ian Colletts is selling 3,840 Shares. The price at which the sale is completed will be announced in due course.

Enquiries:

Ian Colletts
Company Secretary
020 7292 3838

This announcement has been issued by the Company and is the sole responsibility of the Company.

This announcement is for information purposes only and does not constitute or form part of an offer or invitation to acquire or dispose of any securities of the Company, or constitute a solicitation of any offer to purchase or subscribe for securities in any jurisdiction, including the United States, Canada, Australia or Japan. The Company's shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended, or under the securities legislation of any state of the United States.

The Company's shares may not, directly or indirectly, be offered or sold within the United States, Canada, Australia or Japan or offered or sold to a resident of Canada, Australia or Japan. New Star Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration. No public offering of securities is being made in the United States.

This announcement is not for publication or distribution to persons in the United States of America, its territories or possessions or to any US person (within the meaning of Regulation S under the US Securities Act of 1933, as amended). Neither this announcement nor any copy of it may be taken or transmitted into Australia, Canada or Japan or to Canadian persons or to any securities analyst or other person in any of those jurisdictions. Any failure to comply with this restriction may constitute a violation of United States, Australian, Canadian or Japanese securities law. The distribution of this announcement in certain other jurisdictions may be restricted by law and persons into whose possession this announcement comes should inform themselves about, and observe, any such restrictions.

This announcement and any offer of securities to which it relates are only addressed to and directed at persons who are (1) qualified investors within the meaning of directive 2003/71/ec and any relevant implementing measures (the 'prospectus directive') and (2) who have professional experience in matters relating to investments who fall within article 19(1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the 'Order') or are persons falling within article 49(2)(a) to (d) ('High Net Worth Companies, Unincorporated Associations, etc') of the Order (all such persons together being referred to as 'relevant persons'). The information regarding the Sale set out in this announcement must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons.

investegate

SThree plc - Re Exercise of Options

SThree plc
28 September 2006

28 September 2006

SThree plc

Exercise of Options, Gifts pursuant to the Share Gift Plan and Share Sale

Further to its announcement earlier today, SThree plc ('SThree' or the 'Company') announces that 6,861,578 shares in the Company ('Shares') being sold by employees were today sold at a price of 317 pence per Share.

As part of the above, the following senior managers sold Shares as follows:

	Number of shares	% of issued capital
Ian Michael Colletts	3,840	<0.1%
Gary Christopher Goldsmith	1,700,000	1.23%
Timothy Alwyn Lloyd	1,100,000	0.79%

Following the sale the following senior management have beneficial interests in ordinary shares of 1p each in the Company as follows:

	Number of shares	% of issued capital	No of shares under options
Ian Michael Colletts	75,000	<0.1%	0
Gary Christopher Goldsmith	300,000	0.21%	3,341,898
Timothy Alwyn Lloyd	1,101,735	0.80&	0

This announcement is intended to satisfy obligations under both the Disclosure Rules 3.14R(1) and S329 of the Companies Act 1985.

Ian Colletts
Company Secretary
020 7292 3838

SThree plc - Interest in Shares

SThree plc
03 October 2006

SThree plc

Exercise of Options, Gifts pursuant to the Share Gift Plan and Share Sale

Further to the announcements on 28 September 2006 by SThree plc ('SThree' or the 'Company'), details of Mr Timothy Alwyn Lloyd's interest in shares under option were omitted from the announcement. Mr Lloyd has a beneficial interest in ordinary shares of 1p each in the Company as follows:

	Number of shares owned	% of issued capital	No of shares under option
Timothy Alwyn Lloyd	1,101,735	0.80%	1,118,230

This announcement is intended to satisfy obligations under both Disclosure Rule 3.14R(1) and S329 of the Companies Act 1985.

Ian Colletts
Company Secretary
020 7292 3838

This information is provided by RNS
The company news service from the London Stock Exchange

SThree plc - Holding(s) in Company

SThree plc
03 October 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

SThree plc

2. Name of shareholder having a major interest

AEGON UK plc Group of Companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Citibank Nominees Limited

5. Number of shares / amount of stock acquired

1,584,386

6. Percentage of issued class

1.15

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

Ordinary Shares of 1p

10. Date of transaction

N/A

11. Date company informed

2 October 2006

12. Total holding following this notification

9,406,181

13. Total percentage holding of issued class following this notification

6.82

14. Any additional information

'The AEGON UK plc Group of Companies' means Scottish Equitable plc, Scottish Equitable (Managed Funds) Li
Fund Management UK ltd, AEGON Investment Management UK ltd, AEGON Asset Management UK plc, Scottish Equit
Limited, Guardian Assurance plc, Guardian Linked Life Assurance Limited, Guardian Pensions Management Lin
Guardian Unit Managers Limited, all having a place of business at Edinburgh Park, Edinburgh EH12 9SE

15. Name of contact and telephone number for queries

Ian Colletts 020 7292 3838

16. Name and signature of authorised company official responsible for making this notification

Ian Colletts, Company Secretary, SThree

Date of notification

3 October 2006

investegate

SThree plc - Holding(s) in Company

SThree plc
05 October 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

SThree plc

2. Name of shareholder having a major interest

AEGON UK plc Group of Companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Citibank Nominees Limited

5. Number of shares / amount of stock acquired

321,682

6. Percentage of issued class

0.23%

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

Ordinary Shares of 1p

10. Date of transaction

N/A

11. Date company informed

4 October 2006

12. Total holding following this notification

9,730,403

13. Total percentage holding of issued class following this notification

7.05

14. Any additional information

'The AEGON UK plc Group of Companies' means Scottish Equitable plc, Scottish Equitable (Managed Funds) Limited, AEGON Fund Management UK ltd, AEGON Investment Management UK ltd, AEGON Asset Management UK plc, Scottish Equitable Trustees Limited, Guardian Assurance plc, Guardian Linked Life Assurance Limited, Guardian Pensions Management Limited and Guardian Unit Managers

Limited, all having a place of business at Edinburgh Park, Edinburgh EH12 9SE

15. Name of contact and telephone number for queries

Ian Colletts 020 7292 3838

16. Name and signature of authorised company official responsible for making this notification

Ian Colletts, Company Secretary, SThree

Date of notification

5 October 2006

investegate

SThree plc - Notice of EGM

SThree plc
20 October 2006

Notice of Extraordinary General Meeting

A circular has today been posted to shareholders convening an Extraordinary General Meeting (an 'EGM'). Two copies of the circular have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel No: +44 (0) 20 7066 1000

The EGM is being held to consider proposals to introduce a Long Term Incentive Plan for senior executives and to amend the rules relating to the Group's Minority Interest share programme.

The EGM will be held on 7 November 2006. A copy of the Circular to Shareholders and Notice of Meeting will be available on the SThree website in PDF format at www.sthree.com

- Ends -

investegate

SThree plc - Company Secretary Change

SThree plc
20 October 2006

Company Secretary

SThree announces that Michael Nelson, SThree's Chief Financial Officer, has undertaken the role and responsibilities of Company Secretary for SThree on an interim basis with effect from

20 October 2006.

- Ends -

This information is provided by RNS
The company news service from the London Stock Exchange

invest gate

SThree plc - Company Secretary Change

SThree plc
30 October 2006

Company Secretary

Further to the announcement made on 20 October 2006, SThree announces that Steven Hornbuckle has today been appointed as SThree's Company Secretary, replacing Michael Nelson, who now ceases as interim Company Secretary.

Steven is a qualified Chartered Secretary and has held a number of Deputy and Assistant Secretary positions within other listed companies.

\- Ends -

SThree plc - Result of EGM

SThree plc
07 November 2006

Extraordinary General Meeting Resolutions

An Extraordinary General Meeting of SThree plc was held on Tuesday 7 November 2006 at Home House, 20 Portman Square, London W1H 6LW at 10.00am.

All resolutions proposed at the meeting were passed. The number of votes polled, including those lodged by proxy, for and against each of the resolutions put before the Meeting and the number of votes withheld were as follows:

	Resolution	Votes for	Votes against	Votes withhe
1.	To approve the SThree Long Term Incentive Plan	72,985,512	6,213,858	2,046
2.	To approve amendments of the Minority Interests	78,985,895	1,275	214,246

Notes:

1. The 'For' vote includes those giving the Chairman discretion.
2. Votes withheld' are not counted when deciding whether or not a resolution is carried.
3. The total number of Ordinary Shares in issue, excluding any shares held in treasury as at the time of announcement, is 137,971,670 shares.

- Ends -

Enquiries:

SThree plc 020 7292 3838
Russell Clements, Chief Executive Officer
Michael Nelson, Chief Financial Officer
Steve Hornbuckle, Company Secretary

Citigate Dewe Rogerson 020 7638 9571
Kevin Smith / Seb Hoyle

SThree plc - Holding(s) in Company

SThree plc
21 November 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

SThree plc

2. Name of shareholder having a major interest

Barclays plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above, through various affiliates

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not disclosed

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares of 1p

10. Date of transaction

N/A

11. Date company informed

16 November 2006

12. Total holding following this notification

Not disclosed

13. Total percentage holding of issued class following this notification

Below 3%

14. Any additional information

15. Name of contact and telephone number for queries

Steve Hornbuckle 020 7292 7676

16. Name and signature of authorised company official responsible for making

this notification

Steve Hornbuckle, Company Secretary, SThree plc

Date of notification

20 November 2006

This information is provided by RNS
The company news service from the London Stock Exchange

invest gate

SThree plc - Director/PDMR Shareholding

SThree plc
29 November 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

SThree plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

Both

Name of person discharging managerial responsibilities/director

Michael Nelson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

See 3 above

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

See 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 1p

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Staffing and Solution Services Limited 1999 ESOT (Sunsync Limited)

8. State the nature of the transaction

Gift under ESOT and related disposal of shares to pay tax and NI

9. Number of shares, debentures or financial instruments relating to shares acquired

34,722 shares

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Less than 1%

11. Number of shares, debentures or financial instruments relating to shares disposed

14,307 shares

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Less than 1%

13. Price per share or value of transaction

372p

14. Date and place of transaction

27 November 2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

145,415 shares

16. Date issuer informed of transaction

27 November 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Steve Hornbuckle 020 7292 7676

25. Name and signature of duly authorised officer of issuer responsible for

making notification

Steve Hornbuckle, Company Secretary, SThree plc

26. Date of notification

28 November 2006

END

RDSGCBDBIDDGGLC

investegate

SThree plc - Trading Statement

SThree plc
06 December 2006

Trading Update

SThree, one of the UK's leading specialist staffing businesses, is today issuing an update on trading for the year ended 30 November 2006.

The Group's performance in the year has been strong, against a background of continuing positive trading conditions in the specialist staffing markets, and the Board is pleased with the Group's overall performance in the period.

SThree made 7,685 permanent placements during the year, an increase of 27.6% (2005: 6,023). Average fees from permanent recruitment also increased strongly, as the Group continued to benefit from both underlying wage inflation and an increase in the proportion of higher salaried candidates within the sales mix.

At 30 November 2006, SThree had 4,719 active contractors, representing an increase of 8.1% over the prior year (2005: 4,365). Contractor gross profit per day rates also showed a further healthy increase as the Group placed a greater percentage of higher skilled contractors able to command superior rates, consistent with its strategy of moving up the candidate value chain.

Russell Clements, Chief Executive, commented: 'Our performance in the second half has continued the strong year on year growth trend we reported at the interim stage. Our well-established strategy of focusing on quality and margin over high volume/low value placements has delivered a pleasing further improvement in fee growth in both our permanent and contract businesses. Our success in investing to develop new revenue streams both in new sectors and new geographies is reflected in visible progress across the board, with all aspects of the business contributing to the growth momentum. Overall, we are pleased with the performance for the year and believe we remain well positioned to make further progress in the year ahead.'

SThree will be announcing its preliminary results for the year ended 30 November 2006 on 7 February 2007.

- Ends -

Enquiries:
SThree plc 020 7292 3838
Russell Clements, Chief Executive Officer
Michael Nelson, Chief Financial Officer

Citigate Dewe Rogerson 020 7638 9571
Kevin Smith / Nicola Smith

Notes to editors

SThree, founded in 1986, is one of the leading specialist staffing businesses in the UK. The Group provides both permanent and contract specialist staffing services in the UK and Europe, primarily in the information and communications technology ('ICT') sector and, to an increasing extent, the banking and finance, accountancy, human resources and engineering sectors. Following the establishment of its first business, Computer Futures, in 1986, the Group adopted a multi-brand strategy, establishing new operations to address growth opportunities. SThree currently operates 12 brands, the 3 largest being Computer Futures, Progressive and Huxley Associates, and has 30 offices in the UK and 9 offices in mainland Europe, in Belgium, The Netherlands, France, Germany and Ireland.

SThree has a selective approach to clients and focuses on high margin opportunities, predominantly within the small to medium-sized enterprises

('SME') market, which SThree defines as including autonomous divisions of large corporates. The Group does not pursue a high volume/low margin model. SThree has a diverse, international client list of over 4,000 clients.

SThree plc is quoted on the Official List of the UK Listing Authority under the ticker symbol STHR.

investegate

SThree plc - Voting Rights and Capital

SThree plc
20 December 2006

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like notify the market of the following:

At the date of this announcement SThree plc's issued capital consists of 137,992,670 ordinary shares of 1p each with voting rights. Currently there are no shares held in Treasury.

Therefore, the total number of voting rights in SThree plc is 137,992,670.

The above figure (137,992,670) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, SThree plc under the FSA's Disclosure and Transparency Rules.

Steve Hornbuckle
Company Secretary
020 7292 3876

investegate

SThree plc - Holding(s) in Company

SThree plc
05 January 2007

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

SThree plc

2. Name of shareholder having a major interest

AEGON UK plc Group of Companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Citibank Nominees Limited

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

159,880

8. Percentage of issued class

0.12%

9. Class of security

Ordinary Shares of 1p

10. Date of transaction

N/A

11. Date company informed

4 January 2007

12. Total holding following this notification

9,654,209 shares

13. Total percentage holding of issued class following this notification

6.996%

14. Any additional information

'The AEGON UK plc Group of Companies' means Scottish Equitable plc, Scottish Equitable (Managed Funds) Limited, AEGON Fund Management UK ltd, AEGON Investment Management UK ltd, AEGON Asset Management UK plc, Scottish Equitable Trustees Limited, Guardian Assurance plc, Guardian Linked Life Assurance Limited, Guardian Pensions Management Limited and Guardian Unit Managers Limited, all having a place of business at Edinburgh Park, Edinburgh EH12 9SE

15. Name of contact and telephone number for queries

Steve Hornbuckle 020 7292 3838

16. Name and signature of authorised company official responsible for making this notification

Steve Hornbuckle, Company Secretary, SThree

Date of notification

5 January 2007

SThree plc - Appointment of Joint Broker

SThree plc
17 January 2007

Appointment of Joint Broker

SThree, one of the UK's leading specialist staffing businesses, announces that it has appointed Investec Securities as joint broker to the Group with immediate effect.

\- Ends -

Enquiries:

SThree plc 020 7292 3838
Russell Clements, Chief Executive Officer
Michael Nelson, Chief Financial Officer

Investec 020 7597 4000
Erik Anderson

Citigate Dewe Rogerson 020 7638 9571
Kevin Smith / Nicola Smith

Notes to editors

SThree, founded in 1986, is one of the leading specialist staffing businesses in the UK. The Group provides both permanent and contract specialist staffing services in the UK and Europe, primarily in the information and communications technology ('ICT') sector and, to an increasing extent, the banking and finance, accountancy, human resources and engineering sectors. Following the establishment of its first business, Computer Futures, in 1986, the Group adopted a multi-brand strategy, establishing new operations to address growth opportunities. SThree currently operates 12 brands, the 3 largest being Computer Futures, Progressive and Huxley Associates, and has 30 offices in the UK and 9 offices in mainland Europe, in Belgium, The Netherlands, France, Germany and Ireland.

SThree has a selective approach to clients and focuses on high margin opportunities, predominantly within the small to medium-sized enterprises ('SME') market, which SThree defines as including autonomous divisions of large corporates. The Group does not pursue a high volume/low margin model. SThree has a diverse, international client list of over 4,000 clients.

SThree plc is quoted on the Official List of the UK Listing Authority under the ticker symbol STHR.

SThree plc - Voting Rights and Capital

SThree plc
22 January 2007

Voting Rights and Capital

In conformity with the Transparency Directive, we hereby confirm that, as at the date of this announcement, SThree plc's issued share capital consists of 137,993,170 ordinary shares of 1p each with voting rights. Currently there are no shares held in Treasury, therefore, the total number of voting rights in SThree plc is 137,993,170.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, SThree plc under the FSA's Disclosure and Transparency Rules.

In addition, as a result of exercises of personal options granted by the below individuals prior to IPO, and related adjustments, the following material interests in SThree plc ordinary shares of 1p each are hereby confirmed:

Name	No. of shares	% of share capital
Simon Peter Arber	12,794,975 shares	9.27%
William Frederick Bottriell	17,236,137 shares	12.49%

Enquiries:

Steve Hornbuckle,
Company Secretary
Tel: 020 7292 7676

This information is provided by RNS
The company news service from the London Stock Exchange

investegate

SThree plc - Final Results

SThree plc
07 February 2007

SThree plc
('SThree' or the 'Group')

Preliminary Results for the year ended 30 November 2006

SThree, one of the UK's leading specialist staffing businesses, is today announcing its unaudited preliminary results for the year ended 30 November 2006.

Financial Highlights

£m	2006 (Unaudited)	2005 (Unaudited)	Change
Revenue	£393.3m	£315.1m	+ 24.8%
Gross Profit (Fee Income)	£135.5m	£104.5m	+ 29.7%
Operating profit before exceptional items*	£41.0m	£29.5m	+ 39.3%
Operating profit after exceptional items*	£18.9m	£13.5m	+ 39.7%
Profit before taxation and exceptional items*	£40.3m	£28.0m	+ 44.0%
Profit before taxation	£18.1m	£12.0m	+ 50.7%
Basic earnings per share	9.5p	9.3p	
Basic earnings per share before exceptional items*	22.4p	38.1p	
Basic earnings per share before exceptional items* (2005 comparatives adjusted to reflect new post IPO capital structure)	22.4p	15.4p	+ 45.5%
Final dividend	4.8p	-	
Total dividend	7.2p	-	

The above results have been prepared under International Financial Reporting Standards (IFRS)

* Exceptional items are detailed in Note 2

Operational Highlights

- Excellent Group-wide performance with substantial volume increases achieved across all sectors whilst maintaining margins

- Both Contract and Permanent businesses delivered further strong growth

- Permanent placements increased by 27.6% to 7,685 (2005: 6,023), with average fees increased by 7.4%

- Active contractors at period end increased by 8.1% to 4,719 (2005: 4,365), with average gross profit per day rates increased by 11.1%

* Well-established Information and Communications Technology ('ICT') business segment grew gross profit by 26.0% to £111.1m (2005: £88.2m), reflecting success in further increasing market share

* Significant further progress made with development of new business segments (banking and finance, accountancy, human resources, engineering and pharmaceuticals) and geographical footprint

  - Gross profit from non-ICT segments increased by 49.8% to £24.4m (2005: £16.3m), reflecting rapid growth in the UK

  - Successful initial rollout of non-ICT capabilities in selected non-UK territories and continued expansion of international network with addition of new offices in Paris, Frankfurt, Munich and New York during the year, contributed to 46.4% increase in non-UK gross profit to £36.6m (2005: £25.0m). New offices in Brussels and Rotterdam scheduled for Q2 2007

* Headcount increased by 38.0% to 1,481 at year end, with sales consultant numbers growing in line with expectations to 894 (2005: 627)

* Final dividend of 4.8p per share declared

Russell Clements, Chief Executive Officer, said: '2006 was another very good year for SThree. Positive business sentiment underpinned healthy demand for the specialist staff we supply. These market conditions allowed the Group to make further significant progress in terms of both the volume and the quality of the business it undertook.

'2006 once again proved the robustness and scalability of the SThree business model as we rolled it out across an increasingly wide range of new geographies and new sectors. This process will continue in 2007.

'*Trading in the first two months of the current financial year was consistent* with our expectation that the market in which we will operate during 2007 will be broadly similar to that of 2006. On this assumption we go into our second full year as a public company comfortable with the fact that our robust 2006 performance sets the standard by which we will be judged in 2007.'

SThree plc (07.02.07) 020 7638 9571
Russell Clements, Chief Executive Officer (Thereafter) 020 7292 3838
Michael Nelson, Chief Financial Officer

Citigate Dewe Rogerson 0[illegible] 7638 9571
Kevin Smith / Nicola Smith

Notes to editors

SThree, founded in 1986, is one of the leading specialist staffing businesses in the UK, providing both permanent and contract specialist staff to a diverse, international client base of well over 4,000 clients. From its well established position as a major player in the information and communications technology (' ICT') sector the Group is now broadening the base of its operations by building fast growing businesses serving the banking and finance, accountancy, human resources, engineering and pharmaceuticals sectors.

Following the establishment of its first business, Computer Futures, in 1986, the Group adopted a multi-brand strategy, establishing new operations to address growth opportunities. SThree currently operates 12 brands, the four largest being Computer Futures, Huxley Associates, Progressive and Pathway, and has 32 offices in the UK and 11 offices elsewhere in Europe, in Belgium, The Netherlands, France, Germany and Ireland. In addition, the Group opened in first North American office, in New York, in 2006.

SThree has a selective approach to clients and focuses on high margin opportunities, predominantly within the small to medium-sized enterprises ('SME ') market. From its inception the Group has avoided the high volume/low margin business model in favour of a focus on high quality business.

SThree plc
('SThree' or the 'Group')

Preliminary Results for the year ended 30 November 2006

Operating Review

The financial year 2006 was SThree's first full year as a public company. As such, it is particularly pleasing to be able to comment on a highly satisfactory performance with progress made across all of the sectors in which we operate.

During the year positive business sentiment underpinned continued healthy demand for specialist staff. This in turn encouraged candidates to seek new challenges creating additional placing opportunities as their employers looked to replace in their wake. These market conditions allowed the Group to build on the progress made in the previous year and to further increase its sales consultant headcount to capitalise on the available opportunities.

This capacity-driven growth was enhanced by increases in both the average contract day rate achieved as well as the average fee charged for permanent placements. We were therefore able to build substantial increases in the volume of transactions undertaken without compromising value. We see this as a further vindication of our long-established strategy of avoiding the high volume, low margin model in favour of quality business.

The outcome achieved as a result was an improvement in gross profit of 29.7% to

£135.5m (2005: £104.5m). This figure translated into a 39.3% growth in operating profit before exceptional items to £41.0m (2005: £29.5m). As a result our operating profit before exceptional items to gross profit conversion ratio improved to 30.3% (2005: 28.2%). This is a noteworthy achievement, particularly given that this metric was already amongst the best in class relative to our peer group and also that during the year we invested significantly in geographical and sector expansion.

Staffing Levels

The Group continued to grow front-office staff numbers significantly during the year. Total headcount at year-end was 1,481 (2005: 1,073) of which 894 (2005: 627) were sales consultants. The remaining 587 staff cover sales management, direct sales support, sales training, internal recruitment and back office functions. The expansion of the sales function required some increases in headcount in the H.R., Legal, Internal Recruitment and Information Systems functions. However, headcount in Finance decreased shortly after the year-end as a consequence of restructuring associated with the implementation of SAP.

During the year the Group maintained its core strategy of recruiting sales staff at a trainee level and from outside of the staffing industry. These recruits were then put through an in-house graduate training and development programme. In terms of sales staff the Group ended the year on planned headcount. However, the last quarter represented a particularly intense recruitment phase meaning that those hired in this latter period had limited opportunity to contribute before the end of the financial year.

Given the highly competitive environment in which we operate, when recruiting sales staff we must take every opportunity to establish in the minds of our potential recruits that SThree is an employer of choice. For this reason it was particularly pleasing to note that in the 2006 'Sunday Times/Best Companies Top 100 Places To Work' index SThree was placed in overall 13th position.

Strategy

The Group's first year as a public company saw minimal changes to the strategy that has served it well over its long history as a private company. In particular, we continued to be highly selective in terms of the quality of business undertaken, consistently avoiding low margin clients in favour of those prepared to pay a favourable rate for our services. We also maintained our commitment to ensuring our key staff were able to gain equity participation in the Group, either through employee share schemes or minority stakes in individual businesses.

Key factors supporting our successful pursuit of this strategy were once again our multi-brand model and our strong SME franchise. Both factors mitigate against any potential over-reliance on a limited number of clients and this insulates us against the downward margin pressure experienced by less diversified players. At the same time, our niche-within-niche approach allows us to credibly position ourselves as market experts, particularly in relation to candidate acquisition. This in turn justifies our higher margins.

During the year we took further strides in applying this model to an

ever-increasing number of staffing sectors and geographies. This continuous programme of rolling out the business model across a matrix of complementary disciplines and territories is expected to be the core group growth strategy on an ongoing basis. We have also continued to underpin our expansion strategy through investment in and development of 'best in breed' ERP and CRM technology.

Contract / Permanent Business Mix

Both parts of the Group's business experienced strong growth during the year. By year-end the Group had made a total of 7,685 permanent placements (2005: 6,023) an increase of 27.6%. In addition, the number of active contractors had risen to a record 4,719 at the year end (2005: 4,365) representing a more modest but nevertheless healthy increase of 8.1% on the previous year.

The difference in the relative growth rates is consistent with benign market conditions in which employers have the confidence to make permanent hires. In the Group's case, this macro element is further impacted by the fact that our fast-growing non-UK business is disproportionately biased towards permanent placements.

Imbalances in candidate supply and demand in the specialist staffing market complemented the Group's proactive efforts to place higher-level staff, resulting in contract day rates increasing to £64.91, an increase of 11.1% (2005: £58.42) and permanent fees reaching an average of £8,563 (2005: £7,972), an increase of 7.4%.

The aggregate effect of all of the above was to see an increase of permanent business within the overall mix. For the year the gross profit was split 51% vs.49% in favour of contract as opposed to the 54% vs. 46% split of the previous year.

Sector Focus

Given the history of the group it is unsurprising that a significant percentage of our business is in the ICT sector with 82.0% of gross profit derived from this source in 2006 (2005: 84.4%). However, non-ICT is clearly now a substantial and rapidly growing element of our business. During the year gross profit from non-ICT sectors grew by 49.8% to £24.4m (2005: £16.3m).

The latter point should be seen in the context that the vast majority of the fast growing non-UK businesses are currently predominantly ICT-based and hence the growth figure illustrates the scope of the market opportunity within the UK from newer sectors. That said, during the year we started to see the results of newer sector disciplines being rolled out outside of the UK. Although still at a relatively early stage, as this trend develops further we would expect to see it impact meaningfully on the Group's overall sector mix.

The potential of this was well illustrated during the year with the opening of Huxley's New York office in Q3. This office was initially launched off the strength of Huxley's franchise in specialist banking and finance recruitment and has subsequently added ICT to its portfolio. This was the first time that a non-ICT platform has pioneered geographical expansion but we see no reason why this should not become more widespread going forward.

The ICT versus non-ICT breakdown is also influenced by the growth in the actual number of non-ICT sectors in which we operate as well as the number of group brands that have extended their remits beyond an ICT-specific focus. In both of these respects 2006 was a year of progress with a number of brands taking their first steps towards enhancing their portfolios to include other specialist staffing sectors. In each case, however, the Group intends to remain tightly focused on niche, higher value segments.

Geographical Breakdown

By the end of the year the Group operated from a total of thirty-two UK offices, eleven elsewhere in Europe and one office in New York. During the year, in addition to the New York office, the Group opened new offices in Paris, Frankfurt and Munich. Further international expansion through new offices for Huxley in Brussels and Computer Futures in Rotterdam is scheduled for Q2 2007.

Although physical offices outside of the UK remained limited to the three largest brands i.e. Computer Futures, Huxley and Progressive, certain of the other brands increased their trading with non-UK clients during the year with a view to establishing overseas offices in due course.

At a total of £98.9m (2005: £79.5m), UK gross profit grew by 24.4% during the year and represented 73.0% of the overall business compared to 76.1% in 2005. Given the highly competitive nature of the UK specialist staffing market, this is an encouraging result, particularly as we achieved this whilst maintaining our margins. In other words, we were able to win market share rather than buy market share.

As expected, a stronger rate of growth was achieved from the newer businesses outside of the UK, with gross profit of £36.6m (2005: £25.0m), representing an increase of 46.4% on the previous year. Overall-non-UK share of gross profit increased to 27.0% from 23.9% in 2005. As we continue to expand into new territories and at the same time add new sectors to the non-UK business, the proportion of non-UK contribution is expected to continue to grow as a percentage of the overall total.

Brand Breakdown

In aggregate our four largest brands, Computer Futures, Huxley, Progressive and Pathway accounted for 78.7% of overall gross profit, the same as in 2005. All of these brands posted impressive levels of growth during the year.

Computer Futures remained marginally the largest brand measured by gross profit, achieving £36.7m which equated to a growth of 20.0% on 2005. This performance was achieved despite the brand having focused to date solely on rolling out ICT across all its geographies. We are confident this brand is now well positioned to start to add new disciplines to its established branch network and is at an exciting new phase in its development.

Huxley achieved a total gross profit of £35.6m, a 42.9% improvement on the previous year. This is a remarkable achievement given that the 2005 growth figure was itself 48%. Huxley's outstanding growth is a reflection of not only

its strong ICT franchise but also the fact that it has the most developed programme of sector diversification with established businesses in banking and finance and engineering. During the year Huxley took steps to roll out these disciplines into newer territories, most notably with the opening of the New York office. In this sense Huxley has acted as a pathfinder for a route that we expect the other brands to increasingly follow.

Progressive's total gross profit of £24.8m was 25.5% ahead, a result that reflected a particularly strong performance from its non-UK business. During the year headway was made in adding new sector disciplines, with this brand making encouraging progress in the pharmaceuticals sector, a large international market we feel is particularly well suited to our model.

Pathway, the fourth largest brand delivered a total gross profit of £9.5m, an improvement of 35.7% on the previous year. Historically, this brand has focused exclusively on the UK ICT market. However, in Q4 it established teams to address the banking and finance marketplaces in the UK, and we expect to see the results of this initiative start to flow through during 2007.

The other group brands accounted for a combined total of £28.9m gross profit, a growth of 30.1% on the previous year - a highly creditable performance given the over 95% growth rate in 2005 provided a particularly challenging benchmark. Again it is worth commenting that most of this growth was still derived from UK ICT which is generally regarded as amongst the most competitive of all the specialist staffing markets. We see this as further evidence that even our most mature markets are capable of generating healthy growth if the strategy applied to them is well formulated and properly executed.

Outlook

2006 was another very good year for SThree. We built not only on the strong performances of recent years but also on the solid platform we have developed over our twenty years in the specialist staffing market. Clearly our maiden year as a public company was particularly significant and it was critical that our performance during the year reflected the confidence placed in us by our investors.

We feel that in our relatively short history as a listed business we have taken major strides forward in terms of establishing our credibility as a key player in our sector.

Without question we enjoyed positive market conditions in which the candidate supply/demand balance was once again in our favour. However, it is worth observing that the overall economic backdrop was not exceptionally vibrant. This demonstrates that we do not need a particularly strong economic tailwind to post very impressive growth levels. Our view remains that as long as economic conditions are at least benign and candidates have the confidence to put themselves on the job market, then demand levels in the specialist staffing market will remain supportive of continued strong performance.

We also take great confidence in that 2006 once again proved the robustness and scalability of the SThree business model as we roll it out across an increasingly wide range of new geographies and new sectors. The fact that we

achieved the growth we did with only limited parts of the business meaningfully engaged outside of our core ICT franchise suggests that we have as yet only seen a small part of the potential that this strategy has to offer.

Into 2007 and beyond we expect to see a significant increase in the number of brands actively adding to their portfolios. During 2006 proactive steps were taken to expedite this process whilst at the same time ensuring that the more established markets remain appropriately well resourced. Trading in the first two months of the current financial year was consistent with our expectation that the market in which we will operate during 2007 will be broadly similar to that of 2006. On this assumption we go into our second full year as a public company comfortable with the fact that our robust 2006 performance sets the standard by which we will be judged in 2007.

Financial Review

Income Statement

Revenue	2006	2005	
- Contractor placements	£327.5m	£267.1m	+22.6%
- Permanent placements	£65.8m	£48.0m	+37.0%
Total	£393.3m	£315.1m	+24.8%

Gross profit ('Fee Income') for the year increased by 29.7% to £135.5m (2005: £104.5m) representing an overall gross profit margin of 34.5% (2005: 33.2%). The percentage increase in gross profit is greater than the increase in turnover due to a higher proportion of permanent business (which is 100% gross margin) in 2006 (48.6% vs. 46.0%) coupled with a small increase in the gross margin on contract placements to 21.3% from 21.1%. Gross profit from contractor placements was £69.7m (2005: £56.5m) and represented 51.4% (2005: 54.0%) of Group gross profit.

The Group's strategy and profit-based bonuses result in a cost structure that is significantly operationally geared as evidenced by the 39.3% increase in operating profits before exceptional items from a 29.7% increase in gross profit. The conversion ratio (operating profit divided by gross profit) again increased strongly from 28.2% to a record 30.3%.

Administrative expenses before exceptional items increased by 26.0% to £94.5m (2005: £75.0m), principally due to increased numbers of staff.

Headcount of the Group totalled 1,073 at 30 November 2005 and increased by 38.0% to 1,481 by 30 November 2006. Sales consultant headcount increased by 42.6% to 894 (2005: 627). Average headcount for the year was 1,288 (2005: 1,037).

Exceptional items are detailed in note 3 to the accounts. At the IPO, the Group allocated a number of share awards and options to certain employees who had contributed to the Group's prior success. As disclosed in last year's annual report, some such awards occurred at IPO with a further tranche of share awards and options crystallising during 2006. The result[illegible] charge to the income statement amounted to £22.1m (2005: £15.9m) incl[illegible]e of related social

charges. Since the Group satisfied these awards principally through shares held in the SThree Employee Benefit Trusts, there is a corresponding credit of £19.5m (2005: £12.0m) to reserves, being the value of the shares awarded before related social charges. For 2007 and beyond it is anticipated that there will be no exceptional items relating to IPO-related share awards.

The net finance charge of £0.9m (2005: £1.5m) predominantly relates to bank loan interest paid (2005: loan stock interest), offset by interest income on periodic cash deposits and gains on financial instruments. During 2006, the Group entered into new principal banking relationships and is now financed through a flexible credit line arrangement provided by the new incumbent.

Profit before taxation and before exceptional items amounted to £40.3m (2005: £28.0m), an increase of 44.0%. Total profit before taxation and after exceptional items was £18.1m (2005: £12.0m), an increase of 50.7%

Taxation on profits before exceptional items was £12.3m (2005: £8.7m), representing an effective tax rate of 30.5% (2005: 31.1%). Under Schedule 23 of the Finance Act 2003, the Company obtains a corporation tax deduction relating to the various share awards and options exercised. The amount of the tax deduction is calculated by reference to the share price at the time of exercise. As a consequence, the cash benefit to the Group of the tax deductions is greater than the tax credit on the exceptional items reported in the income statement. This difference under IFRS is dealt with through equity. The total Schedule 23 tax benefit amounted to £10.7m (2005: £7.9m), of which £6.3m (2005: £4.8m) appears in exceptional items in the income statement and the remaining £4.4m (2005: £3.1m) is therefore a credit to equity.

Basic earnings per share were 9.5p (2005: 9.3p) and basic earnings per share before exceptional items were 22.4p (2005: 38.1p). The weighted average number of shares for the year was 123.9m (2005: 38.8m).

In order to aid comparability of earnings per share numbers, the Group has included an alternative presentation for 2005 on the face of the income statement. Since the flotation and the related share capital conversion occurred late in 2005, the weighted average number of shares used in the standard EPS calculations for 2005 is far below the actual number of Ordinary Shares in issue at the year-end itself. At 30 November 2005, there were 138.0m shares in issue, of which 13.7m are held within the Employee Benefit Trusts and therefore not included within the basic EPS calculation. Using the 2005 year-end number of shares the basic earnings per share would have been 6.4p, and before exceptional items 15.4p. The Directors believe that these figures give a more useful representation of the comparative Group earnings per share performance for 2005.

The Directors declared an interim dividend of 2.4p per share. The Board proposes to pay a final dividend of 4.8p per share, bringing the total dividend for the year to 7.2p per share. The final dividend will be paid on 4 June 2007 to those shareholders on the register at 4 May 2007.

Balance Sheet

The Group had net assets of £64.1m at 30 November 2006 (2005: £29.3m). Net debt amounted to £2.9m (2005: £9.6m), the reduction in debt of £6.7m being achieved

through increased trading.

Capital expenditure amounted to £2.4m (2005: £2.7m) and predominantly related to upgrades of IT hardware and fit-out of new offices across the Group. In addition, expenditure of £3.0m on new ERP and candidate/client management systems has been capitalised within intangible assets.

Net trade debtors increased by 29.1% to £69.3m at 30 November 2006 (2005: £53.6m) representing debtor days of 54 (2005: 46 days). Total trade and other payables reduced from £46.1m to £39.0m. Of this reduction, £10.5m related to income tax and social charges on share awards made at IPO shortly before the 2005 year-end which had been collected from employees but were not liable to be paid to the tax authorities until early 2006.

Cash Flow

At the start of the year the Group had net debt of £9.6m. During the year the Group generated net cash from operating activities of £15.0m (2005: £25.0m) being £40.1m of operating cashflow before changes in working capital and provisions (2005: £27.2m), an increase in working capital requirements of £24.9m (2005: £2.8m) and a decrease in provisions of £0.2m (2005: £0.5m increase). At 30 November 2006 the Group had net debt of £2.9m.

Treasury Management and Currency Risk

It is the Directors' intention to finance the activities and development of the Group principally from retained earnings. The continued investment in the business and the cash-consuming nature of a growing contract segment mean that operating cashflow will continue to be largely re-invested in the business.

Cash surpluses are invested in short-term deposits with any working capital requirements being provided from Group resources or by local overdraft facilities.

The main functional currencies of the Group are Sterling and the Euro. The Group does not have material transactional currency exposures nor is there a material exposure to foreign-denominated monetary assets and liabilities. However, the Group does undertake forward rate agreements for both interest and foreign currency risks. These do not meet the definition of hedging relationship under IFRS, but are used to mitigate future exposures. The Group is exposed to foreign currency translation differences in accounting for its overseas operations although our policy at present is not to hedge this exposure.

- Ends -

SThree plc

Consolidated Income Statement
Year ended 30 November 2006

	Ordinary activities £'000	Exceptional items £'000	2006 Total £'000	Ordinary activities £'000	Exceptional items £'000	2005 Total £'000

Revenue	393,262	-	393,262	315,087	-	315,087
Cost of sales	(257,742)	-	(257,742)	(210,606)	-	(210,606)
Gross profit	135,520	-	135,520	104,481	-	104,481
Administrative expenses	(94,488)	(22,143)	(116,631)	(75,022)	(15,939)	(90,961)
Operating profit	41,032	(22,143)	18,889	29,459	(15,939)	13,520
Finance income	432	-	432	482	-	482
Finance cost	(1,284)	-	(1,284)	(1,973)	-	(1,973)
Share of profit of joint venture	88	-	88	-	-	-
Profit before taxation	40,269	(22,143)	18,126	27,968	(15,939)	12,029
Taxation	(12,288)	6,242	(6,046)	(8,702)	4,759	(3,943)
Profit after taxation	27,981	(15,901)	12,080	19,266	(11,180)	8,086
Dividends - non equity	-	-	-	(4,351)	-	(4,351)
Profit for the year	27,981	(15,901)	12,080	14,915	(11,180)	3,735
Attributable to:						
Equity holders of the Company	27,703	(15,901)	11,802	14,780	(11,180)	3,600
Minority interest	278	-	278	135	-	135
	27,981	(15,901)	12,080	14,915	(11,180)	3,735
Earnings per share	pence	pence	pence	pence	pence	pence
Basic	22.4	(12.9)	9.5	38.1	(28.8)	9.3
Diluted	21.4	(12.3)	9.1	34.1	(25.8)	8.3
Adjusted - basic	22.4	(12.9)	9.5	15.4	(9.0)	6.4
Adjusted - diluted	21.4	(12.3)	9.1	14.9	(8.7)	6.2

All amounts relate to continuing operations.

SThree plc

Consolidated Statement of Changes in Equity as at
30 November 2006

	Share capital £'000	Share premium £'000	Shares to be issued £'000	Capital reserve £'000	Currency translation reserve £'000	Retained earnings £'000	Attributable to Company's shareholders £'000	Minority interest £'000	Total equity £'000

Balance at 1 December 2004	2,214	-	6,035	-	-	(1,967)	6,282	30	6,312
Profit for the year to 30 November 2005						3,600	3,600	135	3,735
Issue of share capital	14	74					88	6	94
Employee share award and share option credit						11,966	11,966		11,966
Deferred tax on employee share options						7,315	7,315		7,315
Current tax on employee share options						3,136	3,136		3,136
Satisfaction of rights of shares to be issued	30	6,005	(6,035)				-		-
Share issue costs charged to share premium		(3,154)					(3,154)		(3,154)
Conversion of preference shares	(878)			878			-		-
Currency translation differences					(146)		(146)		(146)
Total movements in equity	(834)	2,925	(6,035)	878	(146)	26,017	22,805	141	22,946
Balance at 30 November 2005	1,380	2,925	-	878	(146)	24,050	29,087	171	29,258
Profit for the year to 30 November 2006						11,802	11,802	278	12,080
Employee share award and share option credit						19,544	19,544		19,544
Deferred tax on employee share options						2,054	2,054		2,054
Current tax on employee share options						4,416	4,416		4,416
Repurchase of minority interest						-	-	(36)	(36)
Dividends paid (Note 8)						(3,038)	(3,038)	(65)	(3,103)
Currency translation differences					(102)		(102)		(102)
Total movements in equity	-	-	-	-	(102)	34,778	34,676	177	34,853
Balance at 30 November 2006	1,380	2,925	-	878	(248)	58,828	63,763	348	64,111

SThree plc

Balance Sheet
as at 30 November 2006

	2006 £'000	2005 £'000
ASSETS		

Non-current assets		
Property, plant and equipment	3,558	2,815
Intangible assets - other	3,012	43
Intangible assets - goodwill	364	-
Investment in joint venture	89	-
Deferred tax asset	11,459	10,014
	18,482	12,872
Current assets		
Trade and other receivables	92,585	74,900
Current tax debtor	533	2,994
Cash and cash equivalents	2,440	2,901
	95,558	80,795
Total assets	114,040	93,667
LIABILITIES		
Current liabilities		
Provisions for liabilities and charges	(188)	(364)
Trade and other payables	(39,024)	(46,141)
Financial liabilities - borrowings	(5,281)	(12,451)
	(44,493)	(58,956)
Non-current liabilities		
Provisions for liabilities and charges	(5,436)	(5,453)
	(5,436)	(5,453)
Total liabilities	(49,929)	(64,409)
Net Assets	64,111	29,258
EQUITY		
Capital and reserves attributable to the Company's equity holders		
Share capital	1,380	1,380
Share premium	2,925	2,925
Capital reserve	878	878
Currency translation reserve	(248)	(146)
Retained earnings	58,828	24,050
	63,763	29,087
Minority interest	348	171
Total cquity	64,111	29,258

SThree plc

Cash Flow Statement
Year ended 30 November 2006

	2006 £'000	2005 £'000
Cash flows from operating activities		
Cash generated from operating activities	15,025	24,954
Income tax received/(paid)	1,459	(5,449)
Net cash generated from operating activities	16,484	19,505
Cash flows from investing activities		
Purchase of property, plant and equipment	(2,442)	(2,702)
Purchase of intangible assets	(3,001)	-
Proceeds from sale of property, plant and equipment	56	-
Net cash used in investing activities	(5,387)	(2,702)
Cash flows from financing activities		
Expenses paid in respect of share issue	-	(1,008)
Drawdown on new loan facility	-	9,000
Repayment of loan facility	(8,000)	-
Repayment of loan stock	-	(39,900)
Interest income	432	482
Interest costs	(1,284)	(1,973)
Proceeds from issue of ordinary shares	-	88
Issue of share capital to minority interest	-	30
Purchase of minority interest	(400)	-
Dividends paid	(3,038)	-
Dividend paid to minority interest	(65)	-
Preference dividends paid	-	(8,876)
Net cash used in financing activities	(12,355)	(42,157)
Net decrease in cash and cash equivalents	(1,258)	(25,354)
Cash and cash equivalents at beginning of the year	(550)	24,956
Exchange losses on cash and cash equivalents	(33)	(152)
Cash and cash equivalents at the end of the year	(1,841)	(550)

SThree plc

Notes to the Financial Statements
Year ended 30 November 2006

1. Segmental analysis

As the Group operates in one business segment, being that of recruitment services, no additional business segment information is required to be provided. The Group's secondary segment is geographical and the segmental results by geographical area are shown below.

Geographic analysis

	By location of client		By location of operating company	
	2006 £'000	2005 £'000	2006 £'000	2005 £'000
Revenue				
United Kingdom	295,666	243,602	372,563	299,019
Europe and Rest of World	97,596	71,485	20,699	16,068
	393,262	315,087	393,262	315,087
Gross Profit				
United Kingdom	98,937	79,501	118,612	92,147
Europe and Rest of World	36,583	24,980	16,908	12,334
	135,520	104,481	135,520	104,481
Operating Profit				
Operating profit before exceptional items:				
United Kingdom			38,659	27,789
Europe and Rest of World			2,374	1,670
			41,033	29,459
Exceptional items				
United Kingdom			(22,143)	(15,939)
			18,890	13,520

	Total assets		Capital expenditure	
	2006 £'000	2005 £'000	2006 £'000	2005 £'000
United Kingdom	106,195	87,248	5,517	2,562
Europe and Rest of World	7,847	6,419	289	154
	114,042	93,667	5,806	2,716

The following segmental analyses by brand, recruitment classification and by discipline (being the profession of candidate placed) have been included as additional disclosure over and above the requirements of IAS14 'Segment Reporting'.

	Revenue	Gross profit

	2006 £'000	2005 £'000	2006 £'000	2005 £'000
Brand				
Computer Futures Solutions	113,391	96,223	36,749	30,620
Huxley Associates	91,198	64,971	35,609	24,911
Progressive Computer Recruitment	77,288	66,728	24,777	19,750
Pathway	36,649	27,586	9,469	6,979
Others	74,736	59,579	28,916	22,221
	393,262	315,087	135,520	104,481
Recruitment classification				
Contract	327,459	267,071	69,717	56,465
Permanent	65,803	48,016	65,803	48,016
	393,262	315,087	135,520	104,481
Discipline				
Information & communication technology	351,038	285,388	111,121	88,190
Other(1)	42,224	29,699	24,399	16,291
	393,262	315,087	135,520	104,481

(1) Including banking and finance, accountancy, human resources, engineering and pharmaceutical sectors.

SThree plc

Notes to the Financial Statements
Year ended 30 November 2006

2. Administrative Expenses - Exceptional Items

Exceptional items are those items which, because of their size or nature, are disclosed to give a proper understanding of the underlying results for the period. Items classified as exceptional are as follows:

	2006 £'000	2005 £'000
Exceptional items - charged to operating profit		
Employee share awards and share options charge	19,544	11,966
Employer's National Insurance on share awards and options, and related costs	2,599	2,529
Special management bonuses	-	1,444
Exceptional items - before taxation	22,143	15,939

Certain employees received share awards and share options that were granted during the financial year but linked to arrangements made at IPO. In accordance with IFRS 2 'Share based payments' a charge has been reflected in the income statements. This also

resulted in a corresponding charge for Employer's National Insurance contributions. The Group received tax relief in respect of these share awards and other options and will receive tax relief in respect of options to be exercised in the future. These credits have also been classified as exceptional.

Special management bonuses relate to amounts paid to certain Directors and senior Group management in proportion to their interest in Zero Coupon Preference Shares. The bonuses were awarded to reward those Directors and senior managers for services provided, recognising the fact that the Zero Coupon Preference Shares did not bear dividends. After flotation, the Zero Coupon Preference Shares ceased to exist and the special management bonuses will no longer be payable.

The charge in respect of the employee share awards and options is a non-cash item. The related Employer's National Insurance contribution was paid in cash after the balance sheet date. In 2005, the special management bonuses were paid, in cash.

Corporation tax deductions have arisen on the exercise of options and awards granted to certain employees of the Group. The corporation tax deduction amounted to £18.5m (2005: £20.9m) which reduces the current year's taxable profits of the Group. The tax effect of this deduction amounted to £5.6m (2005: £6.3m).

SThree plc

Notes to the Financial Statements
Year ended 30 November 2006

3. Taxation

(a) Analysis of tax charge for the year

	Ordinary activities £'000	Exceptional items £'000	2006 Total £'000	2005 Total £'000
Current taxation				
UK				
Corporation tax at 30% (2005: 30%) on profits for the year	11,154	(6,642)	4,512	4,131
Adjustments in respect of prior periods	(174)	-	(174)	63
Overseas				
Corporation tax on profits for the year	1,594	-	1,594	495
Adjustments in respect of prior periods	(495)	-	(495)	124
Total current tax charge/(credit)	12,079	(6,642)	5,437	4,813
Deferred taxation				
Origination and reversal of temporary differences	209	-	209	(427)
Schedule 23 deferred tax charge/ (credit) in respect of unexercised employee share awards and options	-	400	400	(441)
Adjustments in respect of prior periods	-	-	-	(2)

Total deferred tax charge/(credit)	209	400	609	(870)
Total income tax expense in the income statement	12,288	(6,242)	6,046	3,943

(b) Reconciliation of the effective tax rate

The total tax charge for the year is higher than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2006 £'000	%	2005 £'000	%
Profit before taxation	18,126		12,029	
Profit before tax multiplied by standard rate of corporation tax in the UK of 30%	5,438	30%	3,609	30%
Effects of:				
Other expenses not deductible for tax purposes	461	3%	469	4%
Capital allowances in excess of depreciation and amortisation	153	1%	(355)	(3)%
Other timing differences	383	2%	(387)	(3)%
IFRS 2 charge in respect of share awards and options	5,863	32%	3,567	30%
Schedule 23 tax credit in respect of employee share options and awards	(5,543)	(31%)	(3,126)	(26%)
Lower tax rates on overseas earnings	(149)	(1%)	(67)	(1%)
Tax losses not utilised within the year.	109	1%	48	0%
Adjustments to tax in respect of previous periods(UK)	(174)	(1%)	63	1%
Adjustments to tax in respect of previous periods(Overseas)	(495)	(3%)	122	1%
Tax expense and effective tax rate	6,046	33%	3,943	33%

(c) Current and deferred tax movement recognised directly in equity	2006 £'000	2005 £'000
Current tax		
Equity settled employee share options	4,416	3,136
Deferred tax		
Equity settled employee share options	2,054	7,315
	6,470	10,451

Corporation tax deductions have arisen on the exercise of options granted to certain employees of the Group during the financial year. The corporation tax deduction amounted to £33.2m (2005: £20.9m) which reduces the current year's taxable profits of the Group. The current tax effect of this deduction amounted to £5.4m (2005 £3.6m) recognised in the income statement in the current year. The current tax recognised directly in equity amounted to £4.4m (2005: £3.1m). This credit has been treated as exceptional due to its unusual nature and its materiality.

In addition to the tax deductions described above, [illegible]e Directors expect to receive additional ta[illegible]

deductions in respect of the share awards and share options currently unexercised. Under IFRS the Group is required to provide for deferred tax on all unexercised share awards and options. At 30 November 2006 a deferred tax asset of £9.4m (2005: £7.8m) has been recognised in respect of this.

4. Dividends

	2006 £'000	2005 £'000
Amounts recognised and distributed to shareholders in the year		
Equity		
Interim dividend for the year ended 30 November 2006 of 2.4p per ordinary share (2005: nil)	3,038	-
Non-equity		
Preference dividend payable of 5% (net) on Preference and 'A' Preference shares1	-	4,351
	3,038	4,351

1 IAS 32 'Financial Instruments - Disclosure and presentation' and IAS 39 'Financial Instruments - Recognition and measurements' were not implemented in the prior year comparative figures in accordance with the transitional rules set out in IFRS 1, thus the preference dividend was not reclassified as interest within the income statement.

Amounts proposed for approval at the AGM		
Proposed final dividend for year end 30 November 2006: 4.8p (2005: nil)	6,624	-

The proposed final dividend had not been approved by the shareholders at 30 November 2006 and consequently has not been included as a liability within the financial statements.

A final dividend of 4.8p (2005: nil) per ordinary share will be paid on 4 June 2007 to shareholders on the register at the close of business on 4 May 2007.

5. Earnings per share

The calculation of the basic and diluted earnings per share is based on the following data.

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of Ordinary Shares in issue during the year, excluding those held in the employee share trust which are treated as cancelled.

For diluted earnings per share, the weighted average number of Ordinary Shares in issue is adjusted to assume conversion of all dilutive potential Ordinary Shares.

	2006 £'000	2005 £'000
Earnings		
Profit after taxation	12,080	8,086
Minority Interest	(278)	(135)
Preference dividend paid	-	(4,351)
Basic Earnings	11,802	3,600

Effect of exceptional items (net of tax)	15,820	11,180
Profit for the year excluding exceptional items	27,622	14,780
	millions	millions
Number of shares		
Weighted average number of shares used for basic EPS	123.9	38.8
Dilution effect of share plans	5.8	4.5
Diluted weighted average number of shares used for diluted EPS	129.7	43.3
	pence	pence
Basic		
Basic earnings per share	9.5	9.3
Basic earnings per share excluding exceptional items	22.4	38.1
Dilutive		
Diluted earnings per share	9.1	8.3
Diluted earnings per share excluding exceptional items	21.4	34.1

Additional disclosure

The earnings per share figures presented above have been prepared in accordance with IAS 33 'Earnings per share'. As the flotation and, consequently the share capital conversion, occurred towards the end of the 2005 financial year, the weighted average number of shares used in the above calculations for 2005 is considerably lower than the actual number of Ordinary Shares in issue at the end of that financial year. Therefore the Directors believe that an additional EPS figure as at 30 November 2005 should be disclosed, based on the capital structure at the balance sheet date. For this EPS figure the preference dividend is excluded from the calculation of earnings as it would not have been paid had the capital structure as at the balance sheet date been in place throughout the relevant period. The Directors believe that these adjustments result in an EPS figure which is a better representation of the underlying trend in Group performance. The following tables set out the number of shares and the earnings used in the calculation of the adjusted earnings per share.

Adjusted

	millions	millions
Adjusted basic number of ordinary shares	123.9	124.3
Adjusted dilutive number of ordinary shares	129.7	128.0
	pence	pence
Basic earnings per share	9.5	6.4
Basic earnings per share excluding exceptional items	22.4	15.4
Diluted earnings per share	9.1	6.2
Diluted earnings per share excluding exceptional items	21.4	14.9

All earnings are derived from continuing operations

SThree plc

Notes to the Financial Statements
Year ended 30 November 2006

6. Cash flows from operating activities

	Group 2006 £'000	2005 £'000
Profit before taxation	18,126	12,029
Depreciation and amortisation charge	1,556	1,480
Interest income	(432)	(482)
Interest costs	1,284	1,973
Loss on disposal of property, plant and equipment	116	275
Profit attributable to Joint venture	(89)	-
Profit from partial deemed disposal of subsidiary	-	(24)
Non-cash element of the exceptional charge for share options and awards.	19,544	11,966
Operating cashflow before changes in working capital and provisions	40,105	27,217
Increase in receivables	(17,760)	(15,452)
(Decrease)/increase in payables	(7,127)	12,689
(Decrease)/increase in provisions	(193)	500
Net cash inflow from operating activities	15,025	24,954

7. Cash and cash equivalents

	Group 2006 £'000	2005 £'000
Cash in hand and at bank	2,440	2,901
Bank overdraft	(5,281)	(12,451)
Net debt	(2,841)	(9,950)

8. Nature of financial information

The financial information is not audited and does not constitute statutory accounts within the meaning of S240 of the Companies Act 1985. The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). The accounting policies (that comply with IFRS and IAS) adopted by SThree plc (the 'Group') are set out in the 2006 Interim report.

The restatement of previously published financial information under UK GAAP (on to an IFRS basis) was publicly disclosed on 24 July 2006. The restated results have been fully adopted in these financial statements.

9. Annual Report and Accounts

The 2006 Annual Report and Accounts will be posted to shareholders in due course. Further copies will be available from the Company Secretary, 41-44 Great Windmill Street, London W1D 7NB. Telephone No. 020 7292 3838.

10. Annual General Meeting

The Annual General Meeting of SThree plc will be held on 27 April 2007.

investegate

SThree plc - Director/PDMR Shareholding

SThree plc
09 February 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

SThree plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

Both

3. Name of person discharging managerial responsibilities/director

Russell Clements, Sunil Wickremeratne and Michael Nelson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

See 3 above

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

See 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 1p

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

N/A

8. State the nature of the transaction

N/A

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

8 February 2007

18. Period during which or date on which it can be exercised

Awards vest three years after date of grant, subject to performance targets being met

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved (class and number)

Russell Clements	78,358 shares
Sunil Wickremeratne	65,820 shares
Michael Nelson	62,686 shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Nil

22. Total number of shares or debentures over which options held following notification

Russell Clements	78,358 shares
Sunil Wickremeratne	65,820 shares
Michael Nelson	62,686 shares

23. Any additional information

Grant of Award of Forfeitable shares under SThree Long Term Incentive Plan (LTIP)

24. Name of contact and telephone number for queries

Steve Hornbuckle 020 7292 7676

25. Name and signature of duly authorised officer of issuer responsible for making notification

Steve Hornbuckle, Company Secretary, SThree plc

26. Date of notification

9 February 2007

END

investegate

SThree plc - Holding(s) in Company

SThree plc
09 February 2007

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

SThree plc

2. Name of shareholders having a major interest

William Bottriell and Simon Arber

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Name	Global Custody Account	EBT Account
William Bottriell	14,030,518 shares	3,161,517 shares
Simon Arber	10,468,758 shares	2,370,319 shares

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

Name	Global Custody Account	EBT Account
William Bottriell	3,000,000 shares	1,111,019 shares
Simon Arber	3,000,000 shares	7,211 shares

8. Percentage of issued class

Name	Global & EBT % total
William Bottriell	2.98%
Simon Arber	2.18%

9. Class of security

Ordinary Shares of 1p

10. Date of transaction

7 and 8 February 2007

11. Date company informed

8 February 2007

12. Total holding following this notification

Name	Global Custody Account	EBT Account
William Bottriell	11,030,518 shares	2,050,498 shares
Simon Arber	7,468,758 shares	2,363,108 shares

13. Total percentage holding of issued class following this notification

Name	Global & EBT % total
William Bottriell	9.48%
Simon Arber	7.12%

14. Any additional information

Disposals from EBT Account relate to exercises of personal options granted prior to IPO. Percentages based on current issued share capital of 137,993,170 shares

15. Name of contact and telephone number for queries

Steve Hornbuckle 020 7292 3838

16. Name and signature of authorised company official responsible for making this notification

Steve Hornbuckle, Company Secretary, SThree

Date of notification

9 February 2007

investegate

SThree plc - Major Interests in Shares

SThree plc
14 February 2007

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

SThree plc

2. Reason for the notification (please tick the appropriate box or boxes):
n/a see additional information

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

3. Full name of person(s) subject to the notification obligation:

Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.):

n/a

5. Date of the transaction and date on which the threshold is crossed or reached:

n/a

6. Date on which issuer notified:

13/02/07

7. Threshold(s) that is/are crossed or reached:

Above 3% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GBP Ord 0.01	4,858,690 (Under S-198 on 28/03/06)	3.52%	4,590,292	4,590,292		3.32%	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
4,590,292	3.32%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect)(LGIM)

Legal & General Group Plc (Direct) (L&G) (4,590,292 - 3.32% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management)Limited (PMC)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information: Using the total voting rights figure of 137,993,170
First notification under DTR Sourcebook

Enquiries:

Steve Hornbuckle, Company Secretary
SThree plc
020 7292 3838

invest gate

SThree plc - Blocklisting Interim Review

SThree plc
20 February 2007

BLOCKLISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 18 February 2007

1. Name of applicant:

SThree plc

2. Name of scheme

SThree Executive Share Option Scheme

3. Period of return:

From 17 August 2006 To 20 February 2007

4. Balance under scheme from previous return:

129,500 Ordinary Shares

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

N/A

6. Number of securities issued/allotted under scheme during period:

27,500 Ordinary Shares

7 Balance under scheme not yet issued/allotted at end of period

102,000 Ordinary Shares

8. Number and class of securities originally listed and the date of admission

129,500 Ordinary Shares on 16 August 2006

9. Total number of securities in issue at the end of the period

137,997,670 Ordinary Shares

Name of contact Steven Hornbuckle, Company Secretary

Address of contact SThree plc, 41-44 Great Windmill St, London, W1D 7NB

Telephone number of contact 020 7292 3838

Signed by ... Steven Hornbuckle, Company Secretary

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

Name of applicant SThree plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

investegate

SThree plc - Total Voting Rights

SThree plc
28 February 2007

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like notify the market of the following:

At the date of this announcement SThree plc's issued capital consists of 137,999,170 ordinary shares of 1p each with voting rights. Currently there are no shares held in Treasury, therefore, the total number of voting rights in SThree plc is 137,999,170.

The above figure (137,999,170) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, SThree plc under the FSA's Disclosure and Transparency Rules.

Steve Hornbuckle
Company Secretary
020 7292 3876

This information is provided by RNS
The company news service from the London Stock Exchange

SThree plc - Director/PDMR Shareholding

SThree plc
02 March 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

SThree plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

Both

3. Name of person discharging managerial responsibilities/director

Tony Ward

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

See 3 above

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

See 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 1p

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Tony Ward

8. State the nature of the transaction

Purchase of ordinary shares

9. Number of shares, debentures or financial instruments relating to shares acquired

2,447 shares

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Less than 1%

11. Number of shares, debentures or financial instruments relating to shares disposed

None

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

425.97p per share

14. Date and place of transaction

28 February 2007, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

2,447 shares

16. Date issuer informed of transaction

1 March 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Steve Hornbuckle 020 7292 3876

25. Name and signature of duly authorised officer of issuer responsible for making notification

Steve Hornbuckle, Company Secretary, SThree plc

26. Date of notification

2 March 2007

END

investegate

SThree plc - Additional Listing

SThree plc
06 March 2007

Block Listing

Application has been made to the Financial Services Authority and the London Stock Exchange Plc for a total of 2,000,000 Ordinary shares of 1p each ('shares') to be admitted to the Official List.

It is expected that admission will be granted on 7 March 2007 and that trading will commence from 8 March 2007.

These shares are being reserved under a block listing and will be issued as a result of the vesting of share awards pursuant to the following scheme:

Schemes	Shares
SThree plc LTIP	2,000,000

When issued, these shares will rank pari passu with the existing Ordinary shares.

Steve Hornbuckle
Company Secretary
020 7292 3876

This information is provided by RNS
The company news service from the London Stock Exchange

investegate

SThree plc - Major Interests in Shares

SThree plc
20 March 2007

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Sthree plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):______Implementation of Transparency Directive x

3. Full name of person(s) subject to the notification obligation: AEGON UK Group of Companies

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached if different): n/a

6. Date on which issuer notified: 19th March 2007

7. Threshold(s) that is/are crossed or reached: 6%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indir
GB00B0KM9T71	n/a	n/a	8,600,288	8,600,288	585,318	6.23	0.4

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of v rights

Total (A+B)

Number of voting rights	% of voting rights
9,185,606	6.66%

9. Chain of controlled undertakings through which the voting rights and/or the financial instrume
held, if applicable:

AEGON UK Group of companies - parent undertaking of:

AEGON Asset Management UK plc

AEGON Investment Management UK ltd.

AEGON ICVC

Proxy Voting:

10. Name of the proxy holder: AEGON UK Group of Companies

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: AEGON UK Group of Companies consists of:

AEGON Asset Management UK plc

AEGON Investment Management UK ltd

AEGON ICVC

END